Exhibit 99.2

EXECUTION VERSION

Dated 18 June 2018

INTERXION HOLDING N.V.

and

ABN AMRO BANK N.V.

BANK OF AMERICA MERRILL LYNCH INTERNATIONAL LIMITED

BARCLAYS BANK PLC

CITIGROUP GLOBAL MARKETS LIMITED

CRÉDIT AGRICOLE CIB S.A.

(as Arrangers)

and

ABN AMRO BANK N.V.

(as Agent)

REVOLVING FACILITY AGREEMENT

AUSTRIAN WARNING

IMPORTANT NOTICE: BRINGING THIS DOCUMENT, ANY CERTIFIED COPY OR ANY DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO OR EXECUTING ANY OF THE AFOREMENTIONED IN AUSTRIA AS WELL AS SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THE DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS MAY TRIGGER AUSTRIAN STAMP DUTY. ACCORDINGLY, KEEP THE ORIGINAL DOCUMENT AS WELL AS ALL CERTIFIED COPIES AND ANY OTHER DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN AND SIGNED REFERENCES THERETO, OUTSIDE OF AUSTRIA AND REFRAIN FROM SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THIS DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS.

99 Bishopsgate

London EC2M 3XF

United Kingdom

Tel: +44.20.7710.1000

www.lw.com

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36.	CONFIDENTIALITY	130

37.	AMENDMENTS AND WAIVERS	137

38.	DISCLOSURE OF LENDER DETAILS BY AGENT	139

39.	COUNTERPARTS	140

40.	GOVERNING LAW	140

41.	ENFORCEMENT	140

42.	SPECIAL PROVISIONS REGARDING ENFORCEMENT UNDER THE LAWS OF SPAIN	141

43.	AUSTRIAN STAMP DUTY	143

44.	PLACE OF PERFORMANCE	144

SCHEDULE 1		145

	THE PARTIES

SCHEDULE 2		147

	CONDITIONS PRECEDENT

SCHEDULE 3		154

	UTILISATION REQUEST

SCHEDULE 4		156

	FORM OF TRANSFER CERTIFICATE

SCHEDULE 5		160

	FORM OF ASSIGNMENT AGREEMENT

SCHEDULE 6		164

	FORM OF ACCESSION LETTER

SCHEDULE 7		166

	FORM OF RESIGNATION LETTER

SCHEDULE 8		167

	FORM OF COMPLIANCE CERTIFICATE

SCHEDULE 9		169

	FORM OF CONFIDENTIALITY UNDERTAKING

SCHEDULE 10		174

	TIMETABLES

SCHEDULE 11		175

	AGREED GUARANTEE PRINCIPLES

SCHEDULE 12		176

	FORM OF INCREASE CONFIRMATION

SCHEDULE 13		179

	INFORMATION UNDERTAKINGS

SCHEDULE 14		181

	EVENTS OF DEFAULT

ii

SCHEDULE 15	183

RESTRICTIVE COVENANTS

SCHEDULE 16	233

FORM OF ANCILLARY FACILITY REQUEST

SCHEDULE 17	235

FORM OF AFFILIATE ELECTION NOTICE

SCHEDULE 18	237

FORM OF LENDER ACCESSION UNDERTAKING

SCHEDULE 19	238

FORM OF ADDITIONAL FACILITY ACCESSION NOTICE AND ADDITIONAL FACILITY NOTICE

SCHEDULE 20	241

FORM OF HEDGE COUNTERPARTY ACCESSION UNDERTAKING

iii

THIS AGREEMENT is dated 18 June 2018 and made between:

(1)	INTERXION HOLDING N.V., a public limited liability company (naamloze vennootschap), incorporated under the laws of The Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, The Netherlands and its address at Scorpius 30, 2132 LR Hoofddorp, The Netherlands, registered with the Trade Register of the Chamber of Commerce under registration number 33301892 (the “Original Borrower” and the “Company”);

(2)	THE COMPANIES listed in Part 1 of Schedule 1 (The Parties) (the “Original Guarantors”);

(3)	ABN AMRO BANK N.V., BANK OF AMERICA MERRILL LYNCH INTERNATIONAL LIMITED, BARCLAYS BANK PLC, CITIGROUP GLOBAL MARKETS LIMITED and CRÉDIT AGRICOLE CIB S.A. as mandated lead arrangers (whether acting individually or together the “Arrangers”);

(4)	THE FINANCIAL INSTITUTIONS listed in Part 2 of Schedule 1 (The Parties) as lenders (the “Original Lenders”); and

(5)	ABN AMRO BANK N.V. as agent of the other Finance Parties (the “Agent”).

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

“Acceptable Bank” means:

(a)	each Lender;

(b)	a bank or financial institution which has a rating for its long-term unsecured and non-credit-enhanced debt obligations of BBB– or higher by Standard & Poor’s Rating Services or Fitch Ratings Ltd or Baa3 or higher by Moody’s Investor Services Limited or a comparable rating from an internationally recognised credit rating agency; or

(c)	any other bank or financial institution approved by the Agent (acting reasonably).

“Acceleration Event” means the Agent exercising any of its rights under paragraphs (a), (b), (c) (but only to the extent the Agent demands payment of an amount previously placed on demand under paragraph (c)) or (d) and (e) (but only to the extent the Agent demands payment of an amount previously placed on demand under paragraph (e)) of Clause 24.9 (Acceleration) provided that, in each case, any notice given by the Agent pursuant to such exercise of rights has not been withdrawn or cancelled by the Agent or otherwise ceased to have effect.

“Accession Letter” means a document substantially in the form set out in Schedule 6 (Form of Accession Letter).

“Accounting Principles” means:

(a)	in relation to the consolidated financial statements of the Company, IFRS and practices and financial reference periods used in the preparation of the Original Financial Statements; and

(b)	in relation to any other member of the Group, generally accepted accounting principles and practices in its jurisdiction of incorporation used in the preparation of the Original Financial Statements.

“Additional Borrower” means a person which becomes an Additional Borrower in accordance with Clause 26 (Changes to the Obligors).

“Additional Facility” has the meaning given to that term in Clause 2.3 (Additional Facility).

“Additional Facility Accession Notice” for an Additional Facility established under this Agreement, means a notice substantially in the form set out in Part 1 of Schedule 19 (Form of Additional Facility Accession Notice and Additional Facility Notice) delivered by an Additional Facility Lender in accordance with Clause 2.3 (Additional Facility), in relation to such Additional Facility.

“Additional Facility Commencement Date” means, in respect of an Additional Facility, the date specified as the commencement date in the Additional Facility Notice relating to that Additional Facility (such date to be agreed and confirmed by the Agent (acting reasonably and without undue delay)).

“Additional Facility Commitment” means, in relation to any Additional Facility to be established under this Agreement:

(a)	in relation to any Additional Facility Lender identified in that Additional Facility Notice, the amount of any Additional Facility Commitments identified in that Additional Facility Notice and the amount of any Additional Facility Commitments transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase) in relation to such Additional Facility; and

(b)	in relation to any other Lender, the amount of any Additional Facility Commitments transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase) in relation to such Additional Facility, to the extent not cancelled, reduced or transferred by it under this Agreement.

“Additional Facility Lender” means any Eligible Institution who signs an Additional Facility Accession Notice.

“Additional Facility Loan” means, in relation to any Additional Facility, a loan made or to be made under such Additional Facility or the principal amount outstanding for the time being of that loan.

“Additional Facility Notice” means, in relation to any Additional Facility, a notice substantially in the form set out in Part 2 of Schedule 19 (Form of Additional Facility Accession Notice and Additional Facility Notice) delivered by the Company to the Agent in accordance with Clause 2.3 (Additional Facility) in relation to such Additional Facility.

“Additional Guarantor” means a person which becomes an Additional Guarantor in accordance with Clause 26 (Changes to the Obligors).

“Additional Obligor” means an Additional Borrower or an Additional Guarantor.

“Adjusted Financial Covenant” the meaning given to that term in Clause 22.4 (Financial Covenant Variation).

“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

“Affiliate Election Notice” means a notice substantially in the form set out in Schedule 17 (Form of Affiliate Election Notice).

“Agent’s Spot Rate of Exchange” means:

(a)	the Agent’s spot rate of exchange; or

(b)	(if the Agent does not have an available spot rate of exchange) any other publicly available spot rate of exchange selected by the Agent (acting reasonably),

for the purchase of the relevant currency with the Base Currency in the London foreign exchange market at or about 11:00 a.m. on a particular day.

“Agreed Guarantee Principles” means the agreed guarantee principles set out in Schedule 11 (Agreed Guarantee Principles).

“Ancillary Commencement Date” means, in relation to an Ancillary Facility, the date on which that Ancillary Facility is first made available, which date shall be a Business Day within the Availability Period for the Facility or any Additional Facility, as applicable.

“Ancillary Commitment” means, in relation to an Ancillary Lender and an Ancillary Facility, the maximum Base Currency Amount which that Ancillary Lender has agreed (whether or not subject to satisfaction of conditions precedent) to make available from time to time under an Ancillary Facility and which has been authorised as such under Clause 7 (Ancillary Facilities), to the extent that amount is not cancelled or reduced under this Agreement or the Ancillary Documents relating to that Ancillary Facility.

“Ancillary Document” means each document relating to or evidencing the terms of an Ancillary Facility.

“Ancillary Facility” means any ancillary facility made available by an Ancillary Lender in accordance with Clause 7 (Ancillary Facilities).

“Ancillary Facility Request” means a notice requesting the establishment of an Ancillary Facility substantially in the form set out in Schedule 16 (Form of Ancillary Facility Request).

“Ancillary Lender” means each Lender (or Affiliate of a Lender) which makes available an Ancillary Facility in accordance with Clause 7 (Ancillary Facilities).

“Ancillary Outstandings” means, at any time, in relation to an Ancillary Lender and an Ancillary Facility then in force the aggregate of the equivalents (as calculated by that Ancillary Lender) in the Base Currency of the following amounts outstanding under that Ancillary Facility:

(a)	the principal amount under each overdraft facility and on demand short term loan facility;

(b)	the face amount of each guarantee under that Ancillary Facility; and

(c)	the amount fairly representing the aggregate exposure (excluding interest and similar charges) of that Ancillary Lender under each other type of accommodation provided under that Ancillary Facility, in each case net of any credit balances on any account of any Borrower of an Ancillary Facility with the Ancillary Lender making available that Ancillary Facility to the extent that such credit balances are freely available to be set-off by that Ancillary Lender against liabilities owed to it by that Borrower under that Ancillary Facility and as determined by such Ancillary Lender in accordance with the relevant Ancillary Document or normal banking practice.

“Annual Financial Statements” has the meaning given to that term in Clause 21 (Information Undertakings).

“Anti-Corruption and Anti-Money Laundering Laws” has the meaning given to that term in Clause 20.16 (Anti-Corruption law and Anti-money laundering laws).

“Assignment Agreement” means an agreement substantially in the form set out in Schedule 5 (Form of Assignment Agreement) or any other form agreed between the relevant assignor and assignee.

“Audit Laws” means the EU Regulation (537/2014) on specific requirements regarding statutory audit of public interest entities and repealing Commission Decision 2005/909/EC and the EU Directive (2014/56/EU) amending Directive 2006/14/EC on statutory audits of annual accounts and consolidated accounts and any law or regulation which implements that EU Directive (2014/56/EU).

“Auditors” means a recognised accounting firm of international standing appointed by the Company and which shall include, for the avoidance of doubt, the auditors of the Group as at the date of this Agreement.

“Austrian Guarantor” means a Guarantor established or incorporated in the Republic of Austria or, if a company incorporated and registered in a non-EU member state, has the actual seat of its administration in the Republic of Austria or is otherwise subject to mandatory provisions of Austrian corporate law.

“Authorisation” means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

“Availability Period” means:

(a)	in relation to the Facility, the period from and including the date of this Agreement to and including the date falling one month prior to the Termination Date; and

(b)	in relation to any Additional Facility, the period specified in the Additional Facility Notice as the “Availability Period” relating to that Additional Facility (or such other period as the Additional Facility Lenders in respect of that Additional Facility and the Obligors’ Agent may agree).

“Available Commitment” means a Lender’s Commitment minus (subject to Clause 7.8 (Affiliates of Lenders as Ancillary Lenders) and as set out below):

(a)	the Base Currency Amount of its participation in any outstanding Loans and the Base Currency Amount of the aggregate of its Ancillary Commitments; and

(b)	in relation to any proposed Utilisation, the Base Currency Amount of its participation in any Loans that are due to be made under the Facility or Additional Facility on or before the proposed Utilisation Date and the Base Currency Amount of its Ancillary Commitment in relation to any new Ancillary Facility that is due to be made available on or before the proposed Utilisation Date.

For the purposes of calculating a Lender’s Available Commitment in relation to any proposed Utilisation under the Facility or an Additional Facility, the following amounts shall not be deducted from a Lender’s Commitment:

(i)	that Lender’s participation in any Loans or part thereof that are due to be repaid or prepaid on or before the proposed Utilisation Date; and

(ii)	that Lender’s (or its Affiliate’s) Ancillary Commitments to the extent that they are due to be reduced or cancelled on or before the proposed Utilisation Date.

“Available Facility” means the aggregate for the time being of each Lender’s Available Commitment.

“Bail-In Action” means the exercise of any Write-down and Conversion Powers.

“Bail-In Legislation” means:

(i)	in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms , the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(ii)	in relation to any other state, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

“Bank Levy” means any amount payable by any Finance Party or any of its Affiliates on the basis of, or in relation to: (a) its balance sheet or capital base or any part of that person or its liabilities or minimum regulatory capital or any combination thereof (including, without limitation, the United Kingdom bank levy as set out in the Finance Act 2011, the French taxe de risque systémique as set out in Article 235 ter ZE of the French Tax Code and the French taxe pour le financement du fonds de soutien aux collectivités territoriales as set out in Article 235 ter ZE bis of the French Tax Code, the German bank levy as set out in the German Restructuring Fund Act (Restrukturierungsfondsgesetz), the Dutch bankenbelasting as set out in the Dutch bank levy act (Wet bankenbelasting), the Austrian bank levy as set out in the Austrian Stability Duty Act (Stabilitätsgesetz), the Spanish bank levy (Impuesto sobre los Depósitos en las Entidades de Crédito) as set out in the Law 16/2012 of 27 December 2012, the Belgian annual tax on credit institutions (jaarlijkse taks op de kredietinstellingen / taxe annuelle sur les établissements de credit) as set out in Title XI of the Belgian Code of Miscellaneous Duties and Taxes (Wetboek Diverse Rechten en Taksen / Code des droits et taxes divers) of 2 March 1927 or any other implementing rules connected therewith and any tax in any jurisdiction levied on a similar basis or for a similar purpose, in each case in the form existing as at the date of this Agreement or (if applicable) as at the date that Lender accedes as a Lender to this Agreement.

“Base Currency” means Euro.

“Base Currency Amount” means:

(a)	in relation to a Loan, the amount specified in the Utilisation Request delivered by a Borrower for that Loan (or, if the amount requested is not denominated in the Base Currency, that amount converted into the Base Currency at the Agent’s Spot Rate of Exchange on the date which is three Business Days before the Utilisation Date or, if later, on the date the Agent receives the Utilisation Request in accordance with the terms of this Agreement); and

(b)	in relation to an Ancillary Commitment, the amount specified as such in the Ancillary Facility Request delivered to the Agent by the Obligors’ Agent pursuant to Clause 7.2 (Availability) (or, if the amount specified is not denominated in the Base Currency, that amount converted into the Base Currency at the Agent’s Spot Rate of Exchange on the date which is three Business Days before the Ancillary Commencement Date for that Ancillary Facility or, if later, the date the Agent receives the notice of the Ancillary Commitment in accordance with the terms of this Agreement), as adjusted to reflect any repayment or prepayment of a Loan, or (as the case may be) cancellation or reduction of an Ancillary Facility.

“Base Reference Bank Rate” means the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request by the Base Reference Banks:

(a)	in relation to LIBOR, as the rate at which the relevant Base Reference Bank could borrow funds in the London interbank market;

(b)	in relation to EURIBOR, as the rate at which the relevant Base Reference Bank could borrow funds in the European interbank market;

(c)	in relation to CIBOR, as the rate at which the relevant Base Reference Bank could borrow funds in the Danish interbank market; and

(d)	in relation to STIBOR, as the rate at which the relevant Base Reference Bank could borrow funds in the Swedish interbank market,

in the relevant currency and for the relevant period, were it to do so by asking for and then accepting interbank offers for deposits in reasonable market size in that currency and for that period.

“Base Reference Banks” means:

(a)	in relation to CIBOR, LIBOR and STIBOR, the principal London offices of up to three banks as may be appointed by the Company with the consent of the Agent from time to time (such consent not to be unreasonably withheld and deemed given if not expressly refused within five Business Days of the Company giving the Agent notice that it wishes to appoint any such bank) provided that each such appointed bank has confirmed that it is able to act in such capacity;

(b)	in relation to EURIBOR, the principal Amsterdam, Brussels, Frankfurt, London, Luxembourg or Paris offices of up to three banks as may be appointed by the Company with the consent of the Agent from time to time (such consent not to be unreasonably withheld and deemed given if not expressly refused within five Business Days of the Company giving the Agent notice that it wishes to appoint any such bank) provided that each such appointed bank has confirmed that it is able to act in such capacity; or

(c)	such other banks as may be appointed by the Agent in consultation with the Company.

“Belgian Borrower” means a Borrower incorporated and existing under Belgian law.

“Belgian Guarantor” means a Guarantor incorporated and existing under Belgian law.

“Belgian Non-Cooperative Jurisdiction” means with respect to any payment made by a Belgian Obligor, a tax haven country, a low-tax jurisdiction or a non-cooperative jurisdiction, within the meaning of Article 307, §1, fifth to seventh indent of the Belgian Income Tax Code or any successor provision.

“Belgian Obligor” means a Belgian Borrower or a Belgian Guarantor.

“Bond Indenture” means the indenture relating to the Bonds dated on or about the date hereof between the Company as the issuer, the Original Guarantors and The Bank of New York Mellon, London Branch as trustee .

“Bonds” means the €1,000,000,000 4.75% senior notes due 2025.

“Borrower” means the Original Borrower or an Additional Borrower unless it has ceased to be a Borrower in accordance with Clause 26 (Changes to the Obligors) and, in respect of an Ancillary Facility only, any Affiliate of a Borrower that becomes a borrower of that Ancillary Facility with the approval of the relevant Lender pursuant to Clause 7.9 (Affiliates of Borrowers).

“Break Costs” means the amount (if any) by which:

(a)	the interest (excluding the Margin) which a Lender should have received for the period from the date of receipt of all or any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds:

(b)	the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in London and Amsterdam and:

(a)	(in relation to any date for payment or purchase of a currency other than euro) the principal financial centre of the country of that currency; or

(b)	(in relation to any date for payment or purchase of euro) any TARGET Day.

“Business Plan” means the documented titled “Outlook 2018-2020 – Summary Update May—2018” dated 17 May 2018.

“Change of Control” means:

(a)	a Note Change of Control; or

(b)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger, consolidation or other business combination transaction), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to a person, other than the Company or a Restricted Subsidiary.

“CIBOR” means in relation to any Loan in Danish Kroner:

(c)	the applicable Screen Rate as of the Specified Time for the currency of that Loan and for a period equal in length to the Interest Period of that Loan; or

(d)	as otherwise determined pursuant to Clause 12.1 (Unavailability of Screen Rate),

and if, in either case, that rate is less than zero, CIBOR shall be deemed to be zero.

“Clean-Up Period” means in relation to any Permitted Acquisition, the date falling 90 days from and including the completion of such Permitted Acquisition.

“Closing Date” means the date on which the Bonds have been issued and the proceeds of such Bonds have been released to the Company free of any escrow arrangements (if applicable).

“Code” means the US Internal Revenue Code of 1986.

“Commitment” means a Facility Commitment or an Additional Facility Commitment.

“Compliance Certificate” means a certificate substantially in the form set out in Schedule 8 (Form of Compliance Certificate).

“Confidential Information” means all information relating to any Obligor, the Group, the Finance Documents, the Facility or an Additional Facility in respect of which a Finance Party becomes aware in its capacity as or for the purpose of becoming a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents, the Facility or an Additional Facility from either:

(a)	any member of the Group or any of its advisers; or

(b)	another Finance Party, if the information was obtained by that Finance Party directly or indirectly from any member of the Group or any of its advisers,

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes:

(i)	information that:

(A)	is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of Clause 36 (Confidentiality); or

(B)	is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or

(C)	is known by that Finance Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with the Group and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality; and

(ii)	any Funding Rate or Reference Bank Quotation.

“Confidentiality Undertaking” means a confidentiality undertaking substantially in the form set out in Schedule 9 (Form of Confidentiality Undertaking) or in any other form agreed between the Company and the Agent.

“Consolidated EBITDA” has the meaning given to that expression in Schedule 15 (Restrictive Covenants).

“Consolidated Total Net Indebtedness” means, as of any date of determination:

(a)	the aggregate principal amount of Indebtedness (as defined in Schedule 15 (Restrictive Covenants)) for borrowed money (excluding Indebtedness with respect to Cash Management Services (as defined in Schedule 15 (Restrictive Covenants)) and intercompany Indebtedness as of such date); plus

(b)	the aggregate principal amount of Capitalized Lease Obligations (as defined in Schedule 15 (Restrictive Covenants)), Purchase Money Obligations (as defined in Schedule 15 (Restrictive Covenants)) and unreimbursed drawings under letters of credit of the Company and its Restricted Subsidiaries outstanding on such date; minus

(c)	the aggregate amount of cash and Cash Equivalents (as defined in Schedule 15 (Restrictive Covenants)) (which may include any cash that collateralises guarantee or letter of credit facilities of the Company or any Restricted Subsidiary) of the Company and its Restricted Subsidiaries as of the determination date (provided that the cash proceeds of any proposed Incurrence (as defined in Schedule 15 (Restrictive Covenants)) of Indebtedness shall not be included in this paragraph (c) for purposes of calculating the Consolidated Total Net Leverage Ratio), in each case, with such pro forma adjustments as are consistent with the pro forma adjustments set forth in the definition of Fixed Charge Coverage Ratio (as defined in Schedule 15 (Restrictive Covenants)). For the avoidance of doubt, Consolidated Total Net Indebtedness shall exclude Indebtedness in respect of any Hedging Obligations, Receivables Facilities and Securitization Facilities (each defined in Schedule 15 (Restrictive Covenants)).

“Consolidated Total Net Leverage Ratio” means, as of any date of determination, the ratio of (a) the sum of (i) Consolidated Total Net Indebtedness as of such date and (ii) the Reserved Indebtedness Amount (as defined in Schedule 15 (Restrictive Covenants)) as of such date, to (b) LTM EBITDA (as defined in Schedule 15 (Restrictive Covenants)), in each case, calculated and determined in a manner consistent with the calculation of the Fixed Charge Coverage Ratio; provided, however, that the pro forma calculation shall not give effect to (A) any Indebtedness Incurred on such determination date pursuant to the provisions described in paragraph 1.2 under Section 1 (Limitation on Indebtedness) of Schedule 15 (Restrictive Covenants) (other than Indebtedness Incurred pursuant to clause 5 of paragraph 1.2 under Section 1 (Limitation on Indebtedness) of Schedule 15 (Restrictive Covenants)) or (B) the discharge on such determination date of any Indebtedness to the extent that such discharge results from the proceeds Incurred pursuant to the provisions described in paragraph 1.2 under Section 1 (Limitation on Indebtedness) of Schedule 15 (Restrictive Covenants) (other than Indebtedness Incurred pursuant to clause 5 of paragraph 1.2 of Section 1 (Limitation on Indebtedness) of Schedule 15 (Restrictive Covenants)).

“CTA” means the United Kingdom Corporation Tax Act 2009.

“Default” means an Event of Default or any event or circumstance which is, or after notice or passage of time or both would be, an Event of Default, provided that any such event or circumstance which requires the satisfaction of a condition as to materiality before it becomes an Event of Default shall not be a Default unless that condition is satisfied.

“Defaulting Lender” means any Lender:

(a)	which has failed to make its participation in a Loan available or has notified the Agent that it will not make its participation in a Loan available by the Utilisation Date of that Loan in accordance with Clause 5.4 (Lenders’ participation);

(b)	which has otherwise rescinded or repudiated a Finance Document; or

(c)	with respect to which an Insolvency Event has occurred and is continuing,

unless, in the case of paragraph (a) above:

(i)	its failure to pay is caused by:

(A)	administrative or technical error; or

(B)	a Disruption Event; and

payment is made within three Business Days of its due date; or

(ii)	the Lender is disputing in good faith whether it is contractually obliged to make the payment in question.

“Disruption Event” means either or both of:

(a)	a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility or an Additional Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

(i)	from performing its payment obligations under the Finance Documents; or

(ii)	from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

“Dutch Civil Code” means the Dutch Civil Code (Burgerlijk Wetboek).

“Dutch Obligor” means an Obligor incorporated in The Netherlands.

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein, Norway and any other country which may become a member of the European Economic Area or subject to Bail-In Legislation from time to time.

“Eligible Institution” means any Lender or other bank, financial institution, trust, fund or other entity selected by the Company (each of which shall not be a member of the Group).

“EU Bail-In Legislation Schedule” means the document described as such and published by the LMA (or any successor person) from time to time.

“EURIBOR” means in relation to any Loan in euro:

(a)	the applicable Screen Rate as of the Specified Time for euro and for a period equal in length to the Interest Period of that Loan; or

(b)	as otherwise determined pursuant to Clause 12.1 (Unavailability of Screen Rate),

and if, in either case, that rate is less than zero, EURIBOR will be deemed to be zero.

“Exchange Act” has the meaning given to that expression in Schedule 15 (Restrictive Covenants).

“Excluded Jurisdiction” means Denmark and Switzerland (or any state, province, territory or other political subdivision of the foregoing).

“Existing Facilities” means:

(a)	the Existing RCF;

(b)	the Existing Pari RCF;

(c)	the Existing Subordinated RCF; and

(d)	the Existing Notes.

“Existing Notes” means the EUR 625,000,000 6.00% senior secured notes due 2020 of the Company.

“Existing Pari RCF” means the EUR 100,000,000 facilities agreement dated 9 March 2017 (as amended from time to time) between, amongst others, the Company and ABN AMRO Bank N.V. as agent.

“Existing RCF” means the EUR 100,000,000 facilities agreement dated 17 June 2013 (as amended from time to time) between, amongst others, the Company and Barclays Bank PLC as agent.

“Existing Security” means any security granted under the Existing Facilities (as applicable).

“Existing Subordinated RCF” means the EUR 225,000,000 facilities agreement dated 16 March 2018 (as amended from time to time) between, amongst others, the Company, ABN AMRO Bank N.V. and Bank of America Merrill Lynch International Limited as lenders and ABN AMRO Bank N.V. as agent.

“Event of Default” means any event or circumstance specified as such in Clause 24 (Events of Default).

“Facility” means the revolving loan facility made available under this Agreement as described in Clause 2 (The Facility).

“Facility Commitment” means:

(a)	in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading “Commitment” in Part 2 of Schedule 1 (The Parties) and the amount of any other Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase); and

(b)	in relation to any other Lender under the Facility, the amount in the Base Currency of any Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase), to the extent not cancelled, reduced or transferred by it under this Agreement.

“Facility Office” means the office or offices notified by a Lender to the Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days’ written notice) as the office or offices through which it will perform its obligations under this Agreement.

“FATCA” means:

(a)	sections 1471 to 1474 of the Code or any associated regulations;

(b)	any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c)	any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

“FATCA Application Date” means:

(a)	in relation to a “withholdable payment” described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014;

(b)	in relation to a “withholdable payment” described in section 1473(1)(A)(ii) of the Code (which relates to “gross proceeds” from the disposition of property of a type that can produce interest from sources within the US), 1 January 2019; or

(c)	in relation to a “passthru payment” described in section 1471(d)(7) of the Code not falling within paragraphs (a) or (b) above, 1 January 2019,

or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA as a result of any change in FATCA after the date of this Agreement.

“FATCA Deduction” means a deduction or withholding from a payment under a Finance Document required by FATCA.

“FATCA Exempt Party” means a Party that is entitled to receive payments free from any FATCA Deduction.

“Fee Letter” means:

(a)	any letter or letters dated on or about the date of this Agreement between the Arrangers and the Company or the Agent and the Company setting out any of the fees referred to in Clause 13 (Fees);

(b)	any letter between the Obligors’ Agent and an Increase Lender referred to in paragraph (e) of Clause 2.2 (Increase);

(c)	any letter between the Obligors’ Agent and an Additional Facility Lender referred to in paragraph (n) of Clause 2.3 (Additional Facility); and

(d)	and any other letter designated a “Fee Letter” by the Agent or the Finance Party party to that letter and the Company from time to time.

“Finance Document” means this Agreement, any Hedging Agreement, any Ancillary Document, any Compliance Certificate, any Fee Letter, any Accession Letter, any Resignation Letter, any Utilisation Request, any Additional Facility Notice, any Additional Facility Accession Notice and any other document designated as a “Finance Document” by the Agent and the Company, provided that where the term “Finance Document” is used in, and construed for the purposes of, this Agreement, a Hedging Agreement shall be a Finance Document only for the purposes of:

(a)	the definition of Default;

(b)	the definition of Material Adverse Effect;

(c)	paragraph (a)(v) of Clause 1.2 (Construction);

(d)	Clause 19 (Guarantees and Indemnity);

(e)	Clause 24 (Events of Default) (other than Clause 24.9 (Acceleration)); and

(f)	Clause 41.3 (Contractual recognition of bail-in).

“Finance Party” means the Agent, the Arrangers, a Lender, a Hedge Counterparty, or any Ancillary Lender, provided that where the term “Finance Party” is used in, and construed for the purposes of, this Agreement, a Hedge Counterparty shall be a Finance Party only for the purposes of:

(a)	paragraph (a)(i) of Clause 1.2 (Construction);

(b)	Clause 19 (Guarantees and Indemnity);

(c)	Clause 28 (Conduct of Business by the Finance Parties); and

(d)	Clause 41.3 (Contractual recognition of bail-in).

“Financial Covenant” the meaning given to that term in Clause 22.2 (Financial condition).

“Financial Quarter” has the meaning given to it in Clause 22.1 (Financial definitions).

“Financial Year” has the meaning given to it in Clause 22.1 (Financial definitions).

“French Borrower” means a Borrower incorporated under the laws of France.

“French Guarantor” means a Guarantor incorporated in France.

“Funding Rate” means any rate notified to the Agent by a Lender pursuant to paragraph (a)(ii) of Clause 12.4 (Cost of funds).

“German GmbH Guarantor” means a Guarantor incorporated in the Federal Republic of Germany in the legal form of a limited liability company (Gesellschaft mit beschränkter Haftung (GmbH)).

“Group” means the Company and each of its Restricted Subsidiaries from time to time.

“Group Structure Chart” means the group structure chart in the agreed form.

“Guarantor” means any Original Guarantor or an Additional Guarantor unless it has ceased to be a Guarantor in accordance with Clause 26 (Changes to the Obligors).

“Hedge Counterparty” means any person which has become a Party as a Hedge Counterparty in accordance with Clause 25.13 (Accession of Hedge Counterparties).

“Hedge Counterparty Accession Undertaking” means an agreement substantially in the form set out in Schedule 20 (Form of Hedging Counterparty Accession Undertaking) or any other form agreed between the Agent and the Hedge Counterparty.

“Hedging Agreement” means any master agreement, confirmation, schedule, spot or forward delivery foreign exchange contract or other agreement entered into or to be entered into by a Guarantor and a Hedge Counterparty relating to any Hedging Obligations.

“Hedging Obligations” has the meaning given to that expression in Schedule 15 (Restrictive Covenants).

“Holding Company” means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

“HQ” means InterXion HeadQuarters B.V..

“IFRS” has the meaning given to that expression in Schedule 15 (Restrictive Covenants).

“Impaired Agent” means the Agent at any time when:

(a)	it has failed to make (or has notified a Party that it will not make) a payment required to be made by it under the Finance Documents by the due date for payment;

(b)	the Agent otherwise rescinds or repudiates a Finance Document;

(c)	(if the Agent is also a Lender) it is a Defaulting Lender under paragraph (a) or (b) of the definition of Defaulting Lender; or

(d)	an Insolvency Event has occurred and is continuing with respect to the Agent,

unless, in the case of paragraph (a) above:

(i)	its failure to pay is caused by:

(A)	administrative or technical error; or

(B)	a Disruption Event; and

payment is made within three Business Days of its due date; or

(ii)	the Agent is disputing in good faith whether it is contractually obliged to make the payment in question.

“Increase Confirmation” means a confirmation substantially in the form set out in Schedule 12 (Form of Increase Confirmation).

“Increase Lender” has the meaning given to that term in Clause 2.2 (Increase).

“Insolvency Event” in relation to an entity means that the entity:

(a)	is dissolved (other than pursuant to a consolidation, amalgamation or merger);

(b)	becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c)	makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d)	institutes or has instituted against it, by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organisation or the jurisdiction of its head or home office, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official;

(e)	has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition is instituted or presented by a person or entity not described in paragraph (d) above and:

(i)	results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation; or

(ii)	is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof;

(f)	has exercised in respect of it one or more of the stabilisation powers pursuant to Part 1 of the Banking Act 2009 and/or has instituted against it a bank insolvency proceeding pursuant to Part 2 of the Banking Act 2009 or a bank administration proceeding pursuant to Part 3 of the Banking Act 2009;

(g)	has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);

(h)	seeks or becomes subject to the appointment of an administrator, liquidator, receiver, trustee, custodian, examiner or other similar official for it or for all or substantially all its assets (other than, for so long as it is required by law or regulation not to be publicly disclosed, any such appointment which is to be made, or is made, by a person or entity described in paragraph (d) above);

(i)	has a secured creditor take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured creditor maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter;

(j)	causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in paragraphs (a) to (i) above; or

(k)	in relation to a person having its centre of main interests (as defined in Art 3 of Regulation (EU) 2015/848 on insolvency proceedings (recast)) in Austria:

(i)	is unable to pay its debts when due and payable (zahlungsunfähig) within the meaning of section 66 of the Austrian Insolvency Code (Insolvenzordnung), or over-indebted (überschuldet) within the meaning of section 67 of the Austrian Insolvency Code (Insolvenzordnung);

(ii)	a resolution to file for insolvency over the assets of that person is passed by a shareholder or any managing director of that person;

(iii)	that person or any third party files for the opening of insolvency proceedings (Antrag auf Eröffnung eines Insolvenzverfahrens) (including in, the opening of a composition proceeding (Sanierungsverfahren), except to the extent that a filing by a third party is frivolous or vexatious and is not withdrawn, discharged or dismissed within 30 days of such filing; or

(iv)	the competent court takes any of the actions set out in Section 73 of the Austrian Insolvency Code (Insolvenzordnung) or a competent court denies the opening of insolvency proceedings due to the lack of assets (Abweisung mangels kostendeckenden Vermögens); or

(l)	takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts.

“Interest Period” means, in relation to a Loan, each period determined in accordance with Clause 11 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 10.3 (Default interest).

“Interpolated Screen Rate” means, in relation to CIBOR, EURIBOR, LIBOR or STIBOR for any Loan, the rate (rounded to the same number of decimal places as the two relevant Screen Rates) which results from interpolating on a linear basis between:

(a)	the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of that Loan; and

(b)	the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of that Loan,

each as of the Specified Time on the Quotation Day for the currency of that Loan.

“Irish Borrower” means a Borrower incorporated in Ireland.

“ITA” means the United Kingdom Income Tax Act 2007.

“Legal Opinion” means any legal opinion delivered to the Agent under Clause 4.1 (Initial conditions precedent) or Clause 26 (Changes to the Obligors).

“Lender” means:

(a)	any Original Lender; and

(b)	any bank, financial institution, trust, fund or other entity which has become a Party as a Lender in accordance with Clause 2.2 (Increase), Clause 2.3 (Additional Facility) or Clause 25 (Changes to the Lenders),

which in each case has not ceased to be a Lender in accordance with the terms of this Agreement.

“Lender Accession Undertaking” means a document substantially in the form set out in Schedule 18 (Form of Lender Accession Undertaking).

“LIBOR” means, in relation to any Loan:

(a)	the applicable Screen Rate as of the Specified Time for the currency of that Loan and for a period equal in length to the Interest Period of that Loan; or

(b)	as otherwise determined pursuant to Clause 12.1 (Unavailability of Screen Rate),

and if, in either case, that rate is less than zero, LIBOR shall be deemed to be zero.

“LMA” means the Loan Market Association.

“Loan” means:

(a)	a loan made or to be made under the Facility or the principal amount outstanding for the time being of that loan; or

(b)	an Additional Facility Loan.

“Majority Lenders” means:

(a)	(for the purposes of paragraph (a) of Clause 37.1 (Required consents) in the context of a waiver in relation to a proposed Utilisation of the Facility of the condition in Clause 4.2 (Further conditions precedent)), a Lender or Lenders whose Facility Commitments (and for this purpose the amount of any Lender’s Facility Commitment shall not be reduced by the amount of its Ancillary Commitment) aggregate at least 66 2/3 per cent. of the Facility Commitments;

(b)	(for the purposes of paragraph (a) of Clause 37.1 (Required consents) in the context of a waiver in relation to a proposed Utilisation of an Additional Facility of the conditions to funding for that Additional Facility), an Additional Facility Lender or Additional Facility Lenders whose Additional Facility Commitments (and for this purpose the amount of any Additional Facility Lender’s Additional Facility Commitment shall not be reduced by the amount of its Ancillary Commitment) aggregate at least 66 2/3 per cent. of the Additional Facility Commitments in respect of that Additional Facility; and

(c)	(in any other case), a Lender or Lenders whose Commitments (and for this purpose the amount of any Lender’s Commitment shall not be reduced by the amount of its Ancillary Commitment) aggregate at least 66 2/3 per cent. of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated at least 66 2/3 per cent. of the Total Commitments immediately prior to the reduction).

“Margin” means:

(a)	in relation to the Facility, 2.00 per cent. per annum; and

(b)	in relation to any Additional Facility, as set out in the Additional Facility Notice relating to that Additional Facility,

provided that if:

(i)	no Event of Default has occurred and is continuing under Clause 24.2 (Non-payment), paragraph (a) of Clause 24.3 (Financial Covenant and information) or paragraph (3) of Schedule 14 (Events of Default); and

(ii)	Consolidated Total Net Leverage Ratio in respect of the most recently completed Relevant Period is within a range set out below,

then the Margin for each Loan under the Facility will be the percentage per annum set out below opposite that range:

Consolidated Total Net Leverage Ratio	Margin (per cent. per annum)
Greater than 5.00:1	3.50
Less than or equal to 5.00:1 but greater than 4.50:1	3.00
Less than or equal to 4.50:1 but greater than 4.00:1	2.50
Less than or equal to 4.00:1	2.00

and the Margin for each Additional Facility Loan will be the percentage agreed with the Lenders of the relevant Additional Facility and as indicated for that range in the Additional Facility Notice for the relevant Additional Facility.

However:

(A)	any increase or decrease in the Margin for a Loan shall take effect on the date (the “reset date”) which is one Business Day after receipt by the Agent of the Compliance Certificate for that Relevant Period pursuant to Clause 21.2 (Provision and contents of Compliance Certificate);

(B)	if the effect of the above would be to cause the Margin to reduce by more than one level on any reset date then the Margin will accordingly decrease by more than one level on that reset date;

(C)	if, following receipt by the Agent of the Annual Financial Statements and related Compliance Certificate, those statements and Compliance Certificate do not confirm the basis for a reduced Margin, then the provisions of Clause 10.2 (Payment of interest) shall apply and the Margin for that Loan shall be the percentage per annum determined using the table above and the revised Consolidated Total Net Leverage Ratio calculated using the figures in the Compliance Certificate and:

(1)	if those Annual Financial Statements and related Compliance Certificate show that any Margin has been under-paid by a Borrower, that Borrower must, on the last day of the next Interest Period, pay to the Agent such shortfall in that amount that would have been paid to then existing Lenders who were Lenders at the time of the under-payment, and the Agent shall pay any moneys so received or recovered on a pro rata basis to such Lenders; or

(2)	if those Annual Financial Statements and related Compliance Certificate show that any Margin has been over-paid by a Borrower, that Margin will be reduced with retrospective effect and any future payments of Margin (to the extent made to Lenders who were Lenders at the time of the over-payment) shall be reduced by the Agent in such amount as the Agent shall determine is necessary to put the relevant Borrowers in the position they would have been in (vis-à-vis the Lenders at the relevant time to the extent that they were Lenders at the time of the over-payment) had the appropriate Margin as demonstrated by such Annual Financial Statements and Compliance Certificate applied;

(D)	while an Event of Default is continuing under Clause 24.2 (Non-payment), paragraph (a) of Clause 24.3 (Financial Covenant and information) or paragraph (3) of Schedule 14 (Events of Default), the Margin for each Loan shall be the highest percentage per annum set out above for a Loan (or, as applicable, the highest percentage rate per annum set out in the relevant Additional Facility Notice) and once that Event of Default is remedied or waived, the Margin will be recalculated on the basis of the most recently delivered Annual Financial Statements (on the assumption that no such Event of Default has occurred or was continuing) and the provisions of the Margin ratchet as set out in the table above and such recalculated Margin shall take effect from the date of that remedy or waiver; and

(E)	for the purpose of determining the Margin, Consolidated Total Net Indebtedness and Relevant Period shall be determined in accordance with Clause 22.1 (Financial definitions).

“Material Adverse Effect” means any event or circumstance which, in each case, after taking into account all mitigating factors or circumstances, including any warranty, indemnity or other resources available to the Group or right of recourse against any third party with respect to the relevant event or circumstance:

(a)	has a material adverse effect on the consolidated business, operations, property or financial condition of the Group taken as a whole; or

(b)	has a material adverse effect on the ability of the Obligors (taken as a whole) to perform their payment obligations under the Finance Documents.

“Material Company” means, at any time:

(a)	an Obligor; or

(b)	a Restricted Subsidiary of the Company which has (i) earnings before interest, tax, depreciation and amortisation (calculated on the same basis as Consolidated EBITDA) or (ii) net assets, in each case, calculated on an unconsolidated basis (and excluding, to the extent applicable, intra-group items and investments in Subsidiaries of any member of the Group) representing five per cent. or more of Consolidated EBITDA or the net assets of the Group, in each case, calculated on an unconsolidated basis.

Compliance with the conditions set out in paragraph (b) shall be determined by reference to the most recent Compliance Certificate supplied by the Company and/or the latest audited financial statements of that Restricted Subsidiary and the latest audited consolidated financial statements of the Group. However, if a Restricted Subsidiary has been acquired or disposed of since the date as at which the latest audited consolidated financial statements of the Group were prepared, the financial statements shall be deemed to be adjusted in order to take into account the acquisition or disposal of that Restricted Subsidiary (that adjustment being certified by the Company’s Auditors as representing an accurate reflection of the revised Consolidated EBITDA of the Group).

A report by the Auditors of the Company that a Restricted Subsidiary is or is not a Material Company shall, in the absence of manifest error, be conclusive and binding on all parties.

“Month” means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)	(subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c)	if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last Month of any period.

“Monthly” shall be construed accordingly.

“New Equity” means a subscription for shares in or increase in the share capital of the Company paid for in cash or any other form of equity contribution of cash to the Company.

“New Lender” has the meaning given to it in Clause 25.1 (Assignments and transfers by the Lenders).

“Note Change of Control” has the meaning given to the term “Change of Control” pursuant to paragraph (1) thereof in Schedule 15 (Restrictive Covenants).

“Obligor” means a Borrower or a Guarantor.

“Obligors’ Agent” has the meaning given to it in Clause 2.5 (Obligors’ Agent).

“OFAC” means The Office of Foreign Assets Control of the US Department of the Treasury.

“Optional Currency” means a currency (other than the Base Currency) which complies with the conditions set out in Clause 4.3 (Conditions relating to Optional Currencies).

“Original Financial Statements” means, in relation to the Company:

(a)	the audited consolidated financial statements for its financial year ended 31 December 2017; and

(b)	its unaudited consolidated management accounts for the period ended 31 March 2018.

“Original Obligor” means the Original Borrower or any Original Guarantor.

“Participating Member State” means any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

“Party” means a party to this Agreement.

“Permitted Acquisition” has the meaning given to it in Clause 24.7 (Clean-up Period).

“Permitted Acquisition Target Group” means the entity or entities that is or are the subject of a Permitted Acquisition and each of its Subsidiaries.

“Quarter Date” has the meaning given to it in Clause 22.1 (Financial definitions).

“Quotation Day” means, in relation to any period for which an interest rate is to be determined:

(a)	(if the currency is Sterling) the first day of that period;

(b)	(if the currency is Euro) two TARGET Days (that are Business Days in London) before the first day of that period; or

(c)	(for any other currency) two Business Days before the first day of that period,

unless market practice differs in the Relevant Interbank Market, in which case the Quotation Day will be determined by the Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).

“Reference Bank Quotation” means any quotation supplied to the Agent by a Base Reference Bank.

“Related Fund” in relation to a fund (the “first fund”), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

“Relevant Interbank Market” means in relation to euro, the European interbank market, in relation to Danish Kroner the Copenhagen interbank market, in relation to Swedish Krona the Stockholm interbank market and, in relation to any other currency, the London interbank market.

“Relevant Jurisdiction” means the jurisdiction of incorporation of each Obligor.

“Repeating Representations” means each of the representations set out in Clauses 20.1 (Status) to 20.6 (Governing law and enforcement) (inclusive), Clause 20.15 (Centre of main interests and establishments) and paragraph (a) of Clause 20.17 (Sanctions).

“Resignation Letter” means a letter substantially in the form set out in Schedule 7 (Form of Resignation Letter).

“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers.

“Restricted Party” means, at any time, any person that is:

(a)	the subject of any Sanctions;

(b)	located in, organised under the laws of, or resident in a country or territory that is the subject of country or territory-wide Sanctions;

(c)	any person specifically listed in any Sanctions List; or

(d)	any person controlled or owned by any such person referred to in (a) to (b) above.

“Restricted Subsidiary” has the meaning given to such term in Schedule 15 (Restrictive Covenants).

“Rollover Loan” means one or more Loans:

(a)	made or to be made on the same day that one or more maturing Loan(s) is or are due to be repaid;

(b)	the aggregate amount of which is equal to or less than the maturing Loan(s);

(c)	in the same currency as the maturing Loan(s) (unless it arose as a result of the operation of Clause 6.2 (Unavailability of a currency)); and

(d)	made or to be made to the same Borrower for the purpose of refinancing the maturing Loan(s).

“Sanctions” means any trade, economic or financial sanctions laws, regulations, embargoes or restrictive measures imposed, administered, enacted or enforced by a Sanctions Authority.

“Sanctions Authority” means

(a)	the US;

(b)	the Security Council of the United Nations;

(c)	the European Union;

(d)	the United Kingdom;

(e)	the member states of the European Union; or

(f)	the governments and official institutions or agencies of any of paragraphs (a) to (d) above, including without limitation, Her Majesty’s Treasury, OFAC and the US Department of State.

“Sanctions List” means the “Specially Designated Nationals and Blocked Person” list issued by OFAC, the “Consolidated List of Asset Freeze Targets” issued by Her Majesty’s Treasury, or any similar list issued or maintained and made public by any of the Sanctions Authorities as amended, supplemented or substituted from time to time.

“Screen Rate” means:

(a)	in relation to LIBOR, the London interbank offered rate administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for the relevant currency and period displayed (before any correction, recalculation or republication by the administrator) on pages LIBOR01 or LIBOR02 of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate);

(b)	in relation to EURIBOR, the euro interbank offered rate administered by European Money Markets Institute (or any other person which takes over the administration of that rate) for the relevant period displayed on page EURIBOR01 of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate) or, on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters;

(c)	in relation to CIBOR, the Copenhagen interbank offered rate administered and calculated by Nasdaq OMX Copenhagen A/S (or any other person which takes over the administration and calculation of that rate) under supervision by the Danish Bankers’ Association (or any other person which takes over the administration of that rate) for the relevant period displayed on NASDAQ OMX Copenhagen A/S’s homepage (or any replacement page which displays that rate); and

(d)	in relation to STIBOR, the Stockholm interbank offered rate administered and calculated by Nasdaq OMX Nordic (or any other person which takes over the administration and calculation of that rate) under supervision by a committee appointed by the board of directors of the Swedish Bankers’ Association for SEK for the relevant period displayed on page “SIDE” of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate), or, in the case of EURIBOR and LIBOR, on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters. If the agreed page is replaced or service ceases to be available, the Agent may specify another page or service displaying the relevant rate after consultation with the Company.

“Security” means a mortgage, charge, pledge, lien, land charge, assignment for security purposes, (extended) retention of title arrangement, transfer for security purposes or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Separate Loan” has the meaning given to that term in Clause 8 (Repayment).

“Spanish Obligor” means an Obligor incorporated in Spain.

“Specified Time” means a time determined in accordance with Schedule 10 (Timetables).

“STIBOR” means in relation to any Loan in Swedish Krona:

(a)	the applicable Screen Rate as of the Specified Time for the currency of that Loan and for a period equal in length to the Interest Period of that Loan; or

(b)	as otherwise determined pursuant to Clause 12.1 (Unavailability of Screen Rate),

and if, in either case, that rate is less than zero, STIBOR shall be deemed to be zero.

“Structural Adjustment” means:

(a)	the introduction of any additional tranche, loan, commitment or facility under the Finance Documents (whether ranking junior or pari passu, but not senior, or in priority, to the existing Facility or any Additional Facility with respect to its claim for payment from the relevant member(s) of the Group);

(b)	any increase in, addition to or extension of any Commitment or Total Commitments (other than in respect of Additional Facility Commitments in excess of the limit set out in Clause 2.3 (Additional Facility)) (or its maturity or availability) or any redenomination of a Commitment into another currency;

(c)	any deferral, redenomination, reduction in or extension of a maturity of any amount owing, accruing, payable or capable of becoming payable under the Finance Documents governing the relevant Facility or Additional Facility (other than the waiver of a mandatory prepayment);

(d)	any reduction in any Margin (other than pursuant to the margin ratchet provisions detailed in the definition of “Margin”), fee or commission or any other amount owing, accruing, payable or capable of becoming payable under the Finance Documents governing the relevant Facility or any Additional Facility; and

(e)	any changes to the Finance Documents that are consequential on, or required to implement or reflect any of the changes contemplated in paragraphs (a) and (b) above,

provided that any change taken under or pursuant to Clauses 2.2 (Increase) or 2.3 (Additional Facility) shall not constitute a Structural Adjustment.

“Subsidiary” means:

(a)	in relation to any company or corporation incorporated in The Netherlands, a company or corporation which is a subsidiary of such company or corporation within the meaning of Article 24a of Book 2 of the Dutch Civil Code; and

(b)	in relation to any company or corporation not incorporated in The Netherlands, a company or corporation:

(i)	which is controlled, directly or indirectly, by the first mentioned company or corporation;

(ii)	more than half the issued share capital of which is beneficially owned, directly or indirectly by the first mentioned company or corporation; or

(iii)	which is a subsidiary of another subsidiary of the first mentioned company or corporation,

and for this purpose, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to direct its affairs and/or to control the composition of its board of directors or equivalent body whether through the ownership of voting capital, by contract or otherwise.

“Subordinated Indebtedness” has the meaning given to the term in Schedule 15 (Restrictive Covenants).

“Successor Parent” has the meaning given to the term in Schedule 15 (Restrictive Covenants).

“Super Majority Lenders” means a Lender or Lenders whose Commitments (and for this purpose the amount of any Lender’s Commitment shall not be reduced by the amount of its Ancillary Commitment) aggregate at least 80 per cent. of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated at least 80 per cent. of the Total Commitments immediately prior to that reduction).

“Swedish Guarantor” means a Guarantor incorporated and existing under Swedish law.

“TARGET” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilises interlinked national real time gross settlement systems and the European Central Bank’s payment mechanism and which began operations on 4 January 1999.

“TARGET2” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilises a single shared platform and which was launched on 19 November 2007.

“TARGET Day” means:

(a)	until such time as TARGET is permanently closed down and ceases operations, any day on which both TARGET and TARGET2 are open for the settlement of payments in Euro; and

(b)	following such time as TARGET is permanently closed down and ceases operations, any day on which TARGET2 is open for the settlement of payments in Euro.

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure by an Obligor to pay or any delay by an Obligor in paying any of the same).

“TEG” has the meaning given to such term in paragraph (a) of Clause 10.4 (Effective Global Rate).

“TEG Letter” has the meaning given to such term in paragraph (b) of Clause 10.4 (Effective Global Rate).

“Termination Date” means:

(a)	in relation to the Facility, the date falling five years after the Closing Date; and

(b)	in relation to any Additional Facility, the date set out in the Additional Facility Notice relating to that Additional Facility (or such other date as the Additional Facility Lenders in respect of that Additional Facility and the Obligors’ Agent may agree).

“Test Condition” has the meaning given to such term in Clause 22.1 (Financial definitions).

“Total Commitments” means the aggregate of the Commitments, being EUR 200,000,000 at the date of this Agreement.

“Transfer Certificate” means a certificate substantially in the form set out in Schedule 4 (Form of Transfer Certificate) or any other form agreed between the Agent and the Company.

“Transfer Date” means, in relation to a transfer or assignment, the later of:

(a)	the proposed Transfer Date specified in the Transfer Certificate or Assignment Agreement (as the case may be); and

(b)	the date on which the Agent executes the Transfer Certificate or Assignment Agreement (as the case may be).

“UK Borrower” means a Borrower incorporated in the United Kingdom.

“UK Obligor” means an Obligor incorporated in the United Kingdom.

“Unpaid Sum” means any sum due and payable but unpaid by an Obligor under the Finance Documents.

“Unrestricted Subsidiary” has the meaning given to such term in Schedule 15 (Restrictive Covenants).

“Utilisation” means a utilisation of the Facility or an Additional Facility.

“Utilisation Date” means the date of a Utilisation, being the date on which the relevant Loan is to be made.

“Utilisation Request” means a notice substantially in the form set out in Schedule 3 (Utilisation Request).

“US” means the United States of America.

“US Tax Obligor” means:

(a)	a Borrower which is resident for tax purposes in the US; or

(b)	an Obligor some or all of whose payments under the Finance Documents are from sources within the US for US federal income tax purposes.

“VAT” means:

(a)	any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(b)	any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere.

“Voting Stock” has the meaning given to the term in Schedule 15 (Restrictive Covenants).

“Write-down and Conversion Powers” means in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule.

1.2	Construction

(a)	Unless a contrary indication appears any reference in this Agreement to:

(i)	the “Agent”, any “Arranger”, any “Finance Party”, any “Lender”, any “Hedge Counterparty”, any “Obligor” or any “Party” shall be construed so as to include its successors in title, permitted assigns and permitted transferees to, or of, the rights and/or obligations under the Finance Documents;

(ii)	a document in “agreed form” is a document which is previously agreed in writing by or on behalf of the Obligors’ Agent and the Agent or, if not so agreed, is in the form specified by the Agent;

(iii)	“assets” includes present and future properties, revenues and rights of every description;

(iv)	a “Finance Document” or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended, replaced or restated from time to time and includes any increase in, addition to, extension of or change to any facility made under such agreement or instrument;

(v)	“guarantee” means (other than in Clause 19 (Guarantee and Indemnity)) any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;

(vi)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(vii)	a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);

(viii)	a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(ix)	a provision of law is a reference to that provision as amended or re-enacted;

(x)	words importing the plural shall include the singular and vice versa; and

(xi)	a time of day is a reference to Amsterdam time.

(b)	Section, Clause and Schedule headings are for ease of reference only.

(c)	Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(d)	A Borrower providing “cash cover” for an Ancillary Facility means that Borrower paying an amount in the currency of that Ancillary Facility to an interest-bearing account in the name of that Borrower and the following conditions being met:

(i)	the account is with the Ancillary Lender in respect of that Ancillary Facility; and

(ii)	until no amount is or may be outstanding under that Ancillary Facility, withdrawals from the account may only be made to pay the Ancillary Lender amounts due and payable to it under this Agreement in respect of that Ancillary Facility.

(e)	A Default (other than an Event of Default) is “continuing” if it has not been remedied or waived and an Event of Default is “continuing” if it has not been remedied or waived. An Acceleration Event is “continuing” unless the relevant payment has been made or the relevant demand or notice has been revoked

(f)	A Borrower “repaying” or “prepaying” Ancillary Outstandings means:

(i)	that Borrower providing cash cover in respect of those Ancillary Outstandings;

(ii)	the maximum amount payable under that Ancillary Facility being reduced in accordance with its terms; or

(iii)	the Ancillary Lender being satisfied that it has no further liability under that Ancillary Facility,

and the amount by which Ancillary Outstandings are repaid or prepaid under paragraphs (i) and (ii) above is the amount of the relevant cash cover or reduction.

(g)	An amount borrowed includes any amount utilised under an Ancillary Facility.

(h)	Any reference in any Finance Document to “Bank of America Merrill Lynch International Limited” is a reference to its successor in title Bank of America Merrill Lynch International Designated Activity Company (including, without limitation, its branches) pursuant to and with effect from the merger between Bank of America Merrill Lynch International Limited and Bank of America Merrill Lynch International Designated Activity Company that takes effect in accordance with Chapter II, Title II of Directive (EU) 2017/1132 (which repeals and codifies the Cross-Border Mergers Directive (2005/56/EC)) as implemented in the United Kingdom and Ireland. Notwithstanding anything to the contrary in any Finance Document, a transfer of rights and obligations from Bank of America Merrill Lynch International Limited to Bank of America Merrill Lynch International Designated Activity Company pursuant to such merger shall be permitted.

1.3	Dutch Terms

In this Agreement, where it relates to a Dutch entity, a reference to:

(a)	a necessary action to authorise, where applicable, includes without limitation:

(i)	any action required to comply with the Dutch Works Council Act (Wet op de ondernemingsraden); and

(ii)	obtaining unconditional positive advice (advies) from each competent works council;

(b)	a winding-up, administration or dissolution includes a Dutch entity being:

(i)	declared bankrupt (failliet verklaard);

(ii)	dissolved (ontbonden);

(c)	a moratorium includes (voorlopige) surséance van betaling and granted a moratorium includes (voorlopige) surséance van betaling verleend;

(d)	a trustee in bankruptcy includes a curator;

(e)	an administrator includes a bewindvoerder;

(f)	a receiver or an administrative receiver does not include a curator or bewindvoerder; and

(g)	an attachment includes a conservatoir beslag or executoriaal beslag.

1.4	Spanish Terms

In this Agreement, a reference to any of the following (in the case of paragraph (a) or (b) below, in relation to (or to the obligations of) a company incorporated in Spain):

(a)	a “winding up”, “administration” or “dissolution” includes any disolución, liquidación, procedimiento concursal, concurso or any other similar proceedings;

(b)	a “receiver”, “administrative receiver”, “administrator” or the like includes a depositario, administrador judicial or administrador concursal or any other person performing the same function of each of the foregoing;

(c)	a “matured obligation” includes any crédito vencido, líquido y exigible;

(d)	a “security interest” includes any prenda (con o sin desplazamiento), hipoteca (mobiliaria o inmobiliaria) and any other garantia real o personal, derecho de retentión or other transactions having the same effect as each of the foregoing;

(e)	a person being “unable to pay its debts” includes that person being in a state of insolvencia or concurso; and

(f)	“control” has the meaning provided in Article 42 of the Spanish Code of Commerce.

1.5	French terms

In this Agreement, where it relates to a French entity, a reference to:

(a)	a winding-up, administration or dissolution includes a redressement judiciaire, a cession totale de l’entreprise, a liquidation judiciaire, a sauvegarde, a sauvegarde accélérée or a sauvegarde financière accélérée under articles L. 620-1 to L. 644-6 of the French Code de Commerce;

(b)	a composition, assignment or similar arrangement with any creditor includes a conciliation or a mandat ad hoc under articles L. 611-3 to L. 611-16 of the French Code de Commerce;

(c)	“financial assistance” has the meaning given to such term in article L.225-216 of the French Code de commerce;

(d)	“gross negligence” means “faute lourde”;

(e)	a “guarantee” includes any “cautionnement”, “aval” and any “garantie” which is independent from the debt to which it relates;

(f)	a lease includes an opération de crédit-bail;

(g)	merger includes any fusion implemented in accordance with articles L. 236-1 to L. 236-24 of the French Code de commerce;

(h)	a “reconstruction” includes, in relation to any company, any contribution of part of its business in consideration of shares (apport partiel d’actifs) and any demerger (scission) implemented in accordance with articles L.236-1 to L.236-24 of the French Code de commerce;

(i)	a security interest includes any type of security (sûreté réelle) and transfer or assignment by way of security and fiducie-sûreté; and

(j)	control has the meaning ascribed to such term in article L.233-3 I and II of the French Code de commerce.

1.6	Currency Symbols and Definitions

“EUR”, “euro”, “€” and “Euro” means the single currency unit of the Participating Member States, “Sterling” or “£” means the lawful currency of the United Kingdom, “US Dollars” or “$” means the lawful currency of the United States of America, “CHF” or “Swiss Francs” means the lawful currency of Switzerland, “DKK” or “Danish Kroner” means the lawful currency of Denmark, and “SEK” or “Swedish Krona” means the lawful currency of Sweden.

1.7	Third party rights

(a)	Unless expressly provided to the contrary in a Finance Document a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Act”) to enforce or enjoy the benefit of any term of this Agreement.

(b)	Subject to paragraph (c) of Clause 37.2 (Exceptions) but otherwise notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

1.8	Affiliates of Lenders

(a)	Each Lender may, if it so elects, fulfil all or part of its Commitment in respect of any loan by designating a branch or an Affiliate to provide that Commitment or part thereof as set out in paragraph (b) below, provided that:

(i)	the Lender shall remain solely responsible for the performance of its (and that branch or Affiliate’s) obligations under this Agreement;

(ii)	no such designation shall result in an Obligor being subject to increased obligations under this Agreement (whether pursuant to Clause 14 (Tax Gross up and Indemnities), Clause 15 (Increased Costs) or otherwise) under the Finance Documents than it would have been under had such designation not occurred; and

(iii)	the branch or Affiliate shall comply with all form delivery and other requirements under this Agreement (and the relevant Lender shall procure that it does so).

(b)	A Lender may provide for a branch or an Affiliate to participate in certain Loans or Additional Facility Loans in the manner contemplated in paragraph (a) above by:

(i)	giving notice to the Agent and the Company substantially in the form of Schedule 17 (Form of Affiliate Election Notice), detailing those Loans or Additional Facility Loans to specified Borrowers in which that branch or Affiliate may participate. The Agent is not obliged to accept an Affiliate Election Notice until it has completed all necessary “know your customer” requirements to its satisfaction. The Agent must notify the Lender if there are any such requirements; and

(ii)	procuring that such branch or Affiliate delivers to the Agent a duly completed accession undertaking substantially in the form set out in Schedule 18 (Form of Lender Accession Undertaking).

(c)	If the Agent has accepted an Affiliate Election Notice, on each delivery of a Utilisation Request requesting a Loan or Additional Facility Loan be made to any of the Borrowers in an Affiliate Election Notice, the Lender will promptly notify the Agent and the Company whether it will participate in the Loan itself or through a branch or Affiliate. If no notification is given by the Lender, the Agent shall be entitled to assume that the Lender will participate in the Loan itself. For the avoidance of doubt, in the event that a branch or an Affiliate participates in a Loan in accordance with this Clause, that Lender and its branch or Affiliate (as applicable) will be treated as a single Lender having a commitment under this Agreement, including without limitation for the purposes of compliance with this Clause and for the purpose of voting in connection with any Finance Document.

2.	THE FACILITY

2.1	The Facility

(a)	Subject to the terms of this Agreement, the Lenders make available to the Borrowers a multicurrency revolving loan facility in an aggregate amount the Base Currency Amount of which is equal to the Total Commitments.

(b)	Subject to the terms of this Agreement and the Ancillary Documents, an Ancillary Lender may make available to a Borrower an Ancillary Facility in place of all or part of its Commitment under the Facility.

2.2	Increase

(a)	The Obligors’ Agent may by giving prior notice to the Agent by no later than the date falling 20 Business Days after the effective date of a cancellation of:

(i)	the Available Commitments of a Defaulting Lender in accordance with Clause 9.7 (Right of cancellation in relation to a Defaulting Lender); or

(ii)	the Commitments of a Lender in accordance with Clause 9.1 (Illegality),

request that the Total Commitments be increased (and the Total Commitments under the Facility shall be so increased) in an aggregate amount in the Base Currency of up to the amount of the Available Commitments or Commitments so cancelled as follows:

(A)	the increased Commitments will be assumed by one or more Eligible Institution (each an “Increase Lender”) and which is acceptable to the Agent (acting reasonably) and each of which confirms, at that time, its willingness to assume and does assume all the obligations of a Lender corresponding to that part of the increased Commitments which it is to assume, as if it had been an Original Lender, provided that for the avoidance of doubt no Lender shall have any obligation under this paragraph (A) to make such a confirmation;

(B)	each of the Obligors and any Increase Lender shall assume obligations towards one another and/or acquire rights against one another as the Obligors and the Increase Lender would have assumed and/or acquired had the Increase Lender been an Original Lender;

(C)	each Increase Lender shall become a Party as a “Lender” and any Increase Lender and each of the other Finance Parties shall assume obligations towards one another and acquire rights against one another as that Increase Lender and those Finance Parties would have assumed and/or acquired had the Increase Lender been an Original Lender;

(D)	the Commitments of the other Lenders shall continue in full force and effect; and

(E)	any increase in the Total Commitments shall take effect on the date specified by the Obligors’ Agent in the notice referred to above or any later date on which the conditions set out in paragraph (b) below are satisfied.

(b)	An increase in the Total Commitments will only be effective on:

(i)	the execution by the Agent of an Increase Confirmation from the relevant Increase Lender; and

(ii)	in relation to an Increase Lender which is not a Lender immediately prior to the relevant increase the performance by the Agent of all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to the assumption of the increased Commitments by that Increase Lender, the completion of which the Agent shall promptly notify to the Obligors’ Agent, and the Increase Lender.

(c)	Each Increase Lender, by executing the Increase Confirmation, confirms (for the avoidance of doubt) that the Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the increase becomes effective.

(d)	Unless the Agent otherwise agrees, the Obligors’ Agent shall, on the date upon which the increase takes effect, pay to the Agent (for its own account) a fee of EUR 3,000 and the Obligors’ Agent shall promptly on demand pay the Agent the amount of all costs and expenses (including legal fees) reasonably incurred by it in connection with any increase in Commitments under this Clause 2.2.

(e)	The Obligors’ Agent may pay to the Increase Lender a fee in the amount and at the times agreed between the Obligors’ Agent and the Increase Lender in a Fee Letter.

(f)	Clause 25.5 (Limitation of responsibility of Existing Lenders) shall apply mutatis mutandis in this Clause 2.2 in relation to an Increase Lender as if references in that Clause to:

(i)	an “Existing Lender” were references to all the Lenders immediately prior to the relevant increase;

(ii)	the “New Lender” were references to that “Increase Lender”; and

(iii)	a “re-transfer” and “re-assignment” were references to, respectively, a “transfer” and an “assignment”.

2.3	Additional Facility

(a)	Subject to this Clause 2.3, the Obligors’ Agent may at any time or times after the Closing Date (by giving no less than five Business Days’ notice) notify the Agent by delivery of an Additional Facility Notice that it wishes to add one or more additional revolving facilities, either as a new facility and/or as an additional tranche under the Facility or any existing or new facility under this Agreement (each, an “Additional Facility”).

(b)	No consent of any Finance Party is required to establish an Additional Facility (other than any Lender which is to provide the relevant Additional Facility), provided that, unless otherwise agreed by the Majority Lenders:

(i)	the Additional Facility is permitted to be incurred under paragraph (1) of Section 1.2 (Limitation on Indebtedness) of Schedule 15 (Restrictive Covenants);

(ii)	all fees and interest rates applicable to any Additional Facility shall be determined by the Obligors’ Agent and the relevant Additional Facility Lender thereunder;

(iii)	subject to paragraph (i) above, an Additional Facility may be established at any time and any portion of Additional Facilities shall be available from the date that portion is committed until the date agreed by the Additional Facility Lender(s) providing the Additional Facility. Different portions may be made available at different times and/or on a “certain funds” basis, as agreed between the Original Borrower and the relevant Additional Facility Lender(s) providing the Additional Facility;

(iv)	subject to the terms of this Agreement, each Additional Facility may (A) benefit from the same guarantees as the Facility and (B) rank pari passu in right of payment to the Facility;

(v)	the final maturity date in respect of the Additional Facility does not fall before the original Termination Date of the Facility;

(vi)	in relation to any Additional Facility denominated in Euro which is incurred within 12 Months of the Closing Date, the margin applicable to such Additional Facility does not exceed 1.00 per cent. per annum above the highest Margin applicable to the Facility (the “MFN Rate”), unless Margin on the Facility is increased (at each level of the applicable Margin ratchet) by an amount equal to the amount by which the margin for such Additional Facility exceeds the applicable MFN Rate (and, for the avoidance of doubt, subject to complying with this paragraph, there shall be no cap on the margin of an Additional Facility);

(vii)	no Event of Default under Clause 24.2 (Non-payment), paragraph (a) of Clause 24.3 (Financial Covenant and information) or paragraph (3) of Schedule 14 (Events of Default) in relation to the Borrower of such Additional Facility (in respect of itself only, without regard to any procurement obligation)) has occurred and is continuing or would arise as a result of such Additional Facility being established and/or utilised; and

(viii)	an Additional Facility may be used for any purpose not prohibited by the Finance Documents.

(c)	No Additional Facility Notice will be regarded as having been duly completed unless it specifies the following matters in respect of the relevant Additional Facility:

(i)	the proposed borrower(s);

(ii)	the purpose of the Additional Facility;

(iii)	the terms of such Additional Facility comply with the relevant terms of paragraph (b) of this Clause 2.3;

(iv)	the type of facility (whether the Additional Facility shall be a new facility or an additional tranche under the Facility);

(v)	the persons to become Additional Facility Lenders in respect of that Additional Facility and the amount allocated to each Additional Facility Lender;

(vi)	the Base Currency Amount being made available and the currency or currencies in which that Additional Facility is available for utilisation;

(vii)	the commitment fee payable to the Additional Facility Lenders;

(viii)	the rate of interest applicable to that Additional Facility (including any applicable margin and margin ratchet, if any) but only if such Additional Facility is a new facility or tranche of this Agreement;

(ix)	the maturity date (together with, if applicable, any other scheduled repayment dates) for that Additional Facility;

(x)	the Availability Period for that Additional Facility; and

(xi)	the proposed Additional Facility Commencement Date for that Additional Facility.

(d)	Unless the Agent otherwise agrees, if an Additional Lender is not already a Lender, such Additional Lender shall, on the Additional Facility Commencement Date, pay to the Agent (for its own account) a fee of EUR3,000.

(e)	Where an Additional Facility is provided under this Agreement, subject to the conditions set out in paragraph (b) and (c) above being satisfied, following receipt by the Agent of a duly completed Additional Facility Notice and with effect from the relevant Additional Facility Commencement Date (or any later date on which the conditions set out in paragraph (f) below are satisfied):

(i)	the Additional Facility Lenders in respect of the relevant Additional Facility shall make available that Additional Facility in the aggregate amount set out in the Additional Facility Notice;

(ii)	each of the Obligors and each such Additional Facility Lender shall assume obligations towards one another and/or acquire rights against one another as the Obligors and such Additional Facility Lenders would have assumed and/or acquired had the Additional Facility Lenders been Original Lenders;

(iii)	each such Additional Facility Lender shall become a Party as a “Lender”;

(iv)	each such Additional Facility Lender and each of the other Finance Parties shall assume obligations towards one another and acquire rights against one another as those Additional Facility Lenders and those Finance Parties would have assumed and/or acquired had the Additional Facility Lenders been Original Lenders; and

(v)	the Commitments of the other Lenders shall continue in full force and effect.

(f)	The establishment of an Additional Facility to be provided under this Agreement will only be effective on, the later of:

(i)	the Additional Facility Commencement Date; and

(ii)	in relation to an Additional Facility Lender which is not already a Lender the performance by the Agent of all necessary “know your customer” or other similar identification checks under all applicable laws and regulations in relation to that Additional Facility Lender making available an Additional Facility, the completion of which the Agent shall promptly notify to the Obligors’ Agent.

(g)	Each Obligor irrevocably authorises the Obligors’ Agent to sign each Additional Facility Notice on its behalf and each Finance Party irrevocably authorises and instructs the Agent to acknowledge, execute and confirm acceptance of each Additional Facility Notice and Additional Facility Accession Notice on its behalf. The Agent shall as soon as reasonably practicable send to the Obligors’ Agent a copy of each executed Additional Facility Notice and Additional Facility Accession Notice.

(h)	Each Obligor confirms:

(i)	the authority of the Original Borrower to agree, implement and establish any Additional Facility in accordance with this Agreement;

(ii)	the guarantees and indemnities contained in Clause 19 (Guarantee and Indemnity) (or any applicable Accession Letter or other Finance Document) shall continue in full force and effect in respect of the obligations of the Obligor under the Finance Documents notwithstanding the establishment of the Additional Facility Commitments pursuant to this Clause; and

(iii)	that its guarantee and indemnity in Clause 19 (Guarantee and Indemnity) (or any applicable Accession Letter or other Finance Document), subject to any applicable limitation on such guarantee and indemnity contained in Clause 19 (Guarantee and Indemnity) and any Accession Letter pursuant to which it became an Obligor, extend to include the relevant Additional Facility and any other obligations under or in respect of the relevant Additional Facility Commitments.

(i)

The Finance Parties shall be required to enter into any amendment to or replacement of the Finance Documents (including for the purpose of reflecting the terms of any Additional Facility in the Finance Documents) and/or take such other action as is required by the Obligors’ Agent in order to facilitate the establishment of any

Additional Facility otherwise permitted by this Agreement, including in relation to any changes to, the taking of, or the release coupled with the retaking of, any guarantee provided that, if an Event of Default has occurred and is continuing under paragraph (3) of Schedule 14 (Events of Default), unless otherwise agreed by the Majority Lenders, the Agent shall not be required to execute a release of any existing guarantee under Clause 19 (Guarantee and Indemnity) pursuant to this paragraph (but without prejudice to any requirement to execute a release pursuant to any other provision of any Finance Document) unless the Agent (acting reasonably) is satisfied that the release coupled with the retaking of the relevant guarantee will not expose the Finance Parties in whose favour the relevant guarantee has been granted to new insolvency hardening periods which are materially prejudicial to the interests of the Lenders taken as a whole under the Finance Documents provided further that, for the avoidance of doubt, nothing in this proviso will prohibit or restrict the execution of (or the right to require the execution of) any additional guarantee and/or any supplemental agreements, confirmations and/or any other similar or equivalent documents. The Agent is irrevocably authorised and instructed by each Finance Party to execute any such amended or replacement Finance Documents and/or take such action on behalf of the Finance Parties (and shall do so on the request of and at the cost of the Obligors’ Agent).

(j)	Any Additional Facility shall be unsecured or, if the Facility and then existing Additional Facilities are secured at such time, secured on the same basis as the Facility and such Additional Facilities.

(k)	Except as provided in paragraphs (b) and (c) above, the terms applicable to any Additional Facility will be those agreed by the Additional Facility Lenders in respect of that Additional Facility and the Obligors’ Agent. If there is any inconsistency between any such term agreed in respect of an Additional Facility and any term of this Agreement, the term agreed in respect of the Additional Facility shall prevail (without prejudice to paragraphs (b) and (c) above).

(l)	Any Additional Facility otherwise prohibited under this Clause 2.3 shall require the consent of the Majority Lenders.

(m)	Each Additional Facility Lender, by executing an Additional Facility Accession Notice, confirms (for the avoidance of doubt) that the Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the relevant Additional Facility becomes effective.

(n)	The Company may pay (or procure the payment) to each Additional Facility Lender a fee (including by way of original issue discount) in the amount and at the times agreed between the Company and that Additional Facility Lender in a Fee Letter.

(o)	For the avoidance of doubt, the provisions of this Clause 2.3 are without prejudice to any rights of the Group under Schedule 15 (Restrictive Covenants) and no Structural Adjustment or increased Commitment established pursuant to Clause 2.2 (Increase) shall be treated as (or outstanding under) an Additional Facility.

2.4	Finance Parties’ rights and obligations

(a)	The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b)	The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from an Obligor is a separate and independent debt in respect of which a Finance Party shall be entitled to enforce its rights in accordance with paragraph (c) below. The rights of each Finance Party include any debt owing to that Finance Party under the Finance Documents and, for the avoidance of doubt, any part of a Loan or any other amount owed by an Obligor which relates to a Finance Party’s participation in a Facility or an Additional Facility or its role under a Finance Document (including any such amount payable to the Agent on its behalf) is a debt owing to that Finance Party by that Obligor.

(c)	A Finance Party may, except as specifically provided in the Finance Documents, separately enforce its rights under or in connection with the Finance Documents.

2.5	Obligors’ Agent

(a)	Each Obligor (other than the Company) by its execution of this Agreement or an Accession Letter irrevocably appoints the Company (in such capacity, the “Obligors’ Agent”) to act on its behalf as its agent in relation to the Finance Documents and irrevocably authorises:

(i)	the Company on its behalf to supply all information concerning itself contemplated by this Agreement to the Finance Parties and to give all notices and instructions (including, in the case of a Borrower, Utilisation Requests), to execute on its behalf any Accession Letter, to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Obligor notwithstanding that they may affect such Obligor, without further reference to or the consent of that Obligor; and

(ii)	each Finance Party to give any notice, demand or other communication to that Obligor pursuant to the Finance Documents to the Company,

and in each case such Obligor shall be bound as though such Obligor itself had given the notices and instructions (including, without limitation, any Utilisation Requests) or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication.

(b)	Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Obligors’ Agent or given to the Obligors’ Agent under any Finance Document on behalf of any Obligor or in connection with any Finance Document (whether or not known to any Obligor and whether occurring before or after such Obligor became an Obligor under any Finance Document) shall be binding for all purposes on that Obligor as if that Obligor had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Obligors’ Agent and the Obligor, those of the Obligors’ Agent shall prevail.

(c)	Each Obligor (other than the Company) hereby empowers (bevollmächtigt) the Company (in this capacity or in its capacity as Obligors’ Agent) to make the Repeating Representations on its behalf as its attorney (Stellvertreter). Each Obligor (other than the Company) hereby relieves the Company from any restrictions on representing several persons or self-dealing under any applicable law, in particular from the restrictions pursuant to section 181 of the German Civil Code (Bürgerliches Gesetzbuch) for the purpose of making the Repeating Representations on its behalf as attorney (Stellvertreter).

(d)	The Obligors’ Agent shall be released from the restrictions of Section 181 of the German Civil Code (Bürgerliches Gesetzbuch).

3.	PURPOSE

3.1	Purpose

(a)	Each Borrower shall apply all amounts borrowed by it under the Facility and any utilisation of any Ancillary Facility towards the general corporate and working capital purposes of the Group including capital expenditure, acquisitions and investments which are not prohibited by this Agreement (including, the refinancing and repayment of all or any amounts owed under the Existing Facilities).

(b)	Each Borrower shall apply all amounts borrowed by it under an Additional Facility specified in the Additional Facility Notice relating to that Additional Facility.

3.2	Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4.	CONDITIONS OF UTILISATION

4.1	Initial conditions precedent

(a)	The Lenders will only be obliged to comply with Clause 5.4 (Lenders’ participation) in relation to any Loan if on or before the Utilisation Date for that Utilisation the Agent has received or is satisfied that it will have received all of the documents and other evidence listed in Part 1 of Schedule 2 (Conditions precedent) in form and substance satisfactory to the Agent acting on behalf of all the Lenders (to the extent not stated otherwise in Schedule 2 (Conditions precedent)) or receipt of such documents and evidence has been waived by the Majority Lenders. The Agent shall notify the Obligors’ Agent and the Lenders promptly upon being so satisfied.

(b)	Other than to the extent that the Majority Lenders notify the Agent in writing to the contrary before the Agent gives the notification in paragraph (a) above, the Lenders authorise (but do not require) the Agent to give that notification. The Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

(c)	The relevant Additional Facility Lenders will only be obliged to comply with Clause 5.4 (Lenders’ participation) in relation to any applicable Additional Facility if on or before the Utilisation Date for that Loan, the Agent has received all of the conditions precedent relating to the relevant Additional Facility (if any) in form and substance satisfactory to the Agent acting on behalf of all the applicable Additional Facility Lenders (to the extent not stated otherwise in the relevant Additional Facility Notice) or receipt of such documents and evidence has been waived by the Majority Lenders under such Additional Facility. The Agent shall notify the Parent and the relevant Additional Facility Lenders promptly upon being so satisfied.

(d)	Other than to the extent that the Majority Lenders under the relevant Additional Facility notify the Agent in writing to the contrary before the Agent gives the notification in paragraph (c) above, the applicable Additional Facility Lenders authorise (but do not require) the Agent to give that notification. The Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

4.2	Further conditions precedent

Subject to Clause 4.1 (Initial conditions precedent), the Lenders will only be obliged to comply with Clause 5.4 (Lenders’ participation) in relation to a Loan if on the date of the Utilisation Request and on the proposed Utilisation Date:

(a)	in the case of a Rollover Loan, no Acceleration Event is continuing or would result from the proposed Loan; and

(b)	in the case of any other Loan:

(i)	no Default is continuing or would result from the proposed Loan; and

(ii)	the Repeating Representations to be made by each Obligor are true in all material respects.

4.3	Conditions relating to Optional Currencies

(a)	A currency will constitute an Optional Currency in relation to a Utilisation (and, except in relation to an Additional Facility established under this Agreement, to the extent specified to the contrary in the relevant Additional Facility Notice) if:

(i)	it is readily available in the amount required and freely convertible into the Base Currency in the Relevant Interbank Market at the Specified Time or, if later, on the date the Agent receives the relevant Utilisation Request and the Utilisation Date for that Utilisation; and

(ii)	it is US Dollars, Sterling, Swiss Francs, Danish Kroner or Swedish Krona, or has been approved by the Agent (acting on the instructions of all the Lenders under the Facility or, if applicable, Additional Facility) on or prior to receipt by the Agent of the relevant Utilisation Request for that Utilisation.

(b)	If the Agent has received a written request from the Obligors’ Agent for a currency to be approved under paragraph (a)(ii) above, the Agent will confirm to the Obligors’ Agent by the Specified Time:

(i)	whether or not the Lenders have granted their approval; and

(ii)	if approval has been granted, the minimum amount shall be equivalent to EUR 1,000,000 (or such lower amount as may be agreed) for any subsequent Utilisation in that currency.

4.4	Maximum number of Loans

(a)	A Borrower (or the Obligors’ Agent) may not deliver a Utilisation Request if as a result of the proposed Utilisation more than 15 Loans would be outstanding.

(b)	Any Loan made by a single Lender under Clause 6.2 (Unavailability of a currency) shall not be taken into account in this Clause 4.4.

(c)	Any Separate Loan shall not be taken into account in this Clause 4.4.

(d)	The maximum number of Utilisations under any Additional Facility established under this Agreement shall be as specified in the related Additional Facility Notice and, in the case of an Additional Facility which is an increase to the Facility Commitments, the maximum number of Utilisations under paragraph (a) above shall be increased as specified in the related Additional Facility Notice.

5.	UTILISATION – LOANS

5.1	Delivery of a Utilisation Request

A Borrower (or the Obligors’ Agent on its behalf) may utilise the Facility or an Additional Facility by delivery to the Agent of a duly completed Utilisation Request not later than the Specified Time.

5.2	Completion of a Utilisation Request

(a)	Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

(i)	it identifies the Facility or Additional Facility to be utilised;

(ii)	the proposed Utilisation Date is a Business Day within the Availability Period falling after the Closing Date;

(iii)	the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount); and

(iv)	the proposed Interest Period complies with Clause 11 (Interest Periods).

(b)	Only one Loan may be requested in each Utilisation Request.

5.3	Currency and amount

(a)	The currency specified in a Utilisation Request must be:

(i)	in relation to the Facility, the Base Currency or an Optional Currency; and

(ii)	in relation to an Additional Facility, the Base Currency, an Optional Currency or such other currency, in each case as specified in the relevant Additional Facility Notice.

(b)	The amount of the proposed Loan must be:

(i)	an amount which is not more than the Available Facility; and

(ii)	if the currency selected is the Base Currency, a minimum of EUR 1,000,000 or, if less, the Available Facility;

(iii)	if the currency selected is an Optional Currency, a minimum amount equivalent to EUR 1,000,000 or, if less, the Available Facility; or

(iv)	for an Additional Facility, the minimum amounts (and, if applicable) integral multiples set out in the relevant Additional Facility Notice.

5.4	Lenders’ participation

(a)	If the conditions set out in this Agreement have been met and subject to Clause 8 (Repayment), each Lender shall make its participation in each Loan available by the Utilisation Date through its Facility Office.

(b)	The amount of each Lender’s participation in each Loan will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making the Loan.

(c)	The Agent shall determine the Base Currency Amount of each Loan and each Additional Facility Loan which is to be made in an Optional Currency and notify each Lender of the amount, currency and the Base Currency Amount of each Loan and the amount of its participation in that Loan, in each case by the Specified Time.

5.5	Cancellation of Commitment

The Commitments which, at that time, are unutilised shall be immediately cancelled at the end of the Availability Period for the Facility.

6.	OPTIONAL CURRENCIES

6.1	Selection of currency

A Borrower (or the Obligors’ Agent on its behalf) shall select the currency of a Utilisation or an Additional Facility in a Utilisation Request.

6.2	Unavailability of a currency

If before the Specified Time on any Quotation Day:

(a)	a Lender notifies the Agent that the Optional Currency requested is not readily available to it in the amount required; or

(b)	a Lender notifies the Agent that compliance with its obligation to participate in a Loan in the proposed Optional Currency would contravene a law or regulation applicable to it,

the Agent will give notice to the relevant Borrower or the Obligors’ Agent to that effect by the Specified Time on that day. In this event, any Lender that gives notice pursuant to this Clause 6.2 will be required to participate in the Loan in the Base Currency (in an amount equal to that Lender’s proportion of the Base Currency Amount, or in respect of a Rollover Loan, an amount equal to that Lender’s proportion of the Base Currency Amount of the Rollover Loan that is due to be made) and its participation will be treated as a separate Loan denominated in the Base Currency during that Interest Period.

6.3	Agent’s calculations

Each Lender’s participation in a Loan will be determined in accordance with paragraph (b) of Clause 5.4 (Lenders’ participation).

7.	ANCILLARY FACILITIES

7.1	Type of Facility

An Ancillary Facility may be made available by way of:

(a)	an overdraft facility;

(b)	a guarantee, bonding, documentary or stand-by letter of credit facility;

(c)	a short term loan facility;

(d)	a derivatives facility;

(e)	a foreign exchange facility; or

(f)	any other facility or accommodation required in connection with the business of the Group and which is agreed by the Obligors’ Agent with an Ancillary Lender.

7.2	Availability

(a)	If the Company and a Lender agree and except as otherwise provided in this Agreement, the Lender may provide an Ancillary Facility on a bilateral basis in place of part of that Lender’s unutilised Commitment (which shall (except for the purpose of determining the Majority Lenders) be reduced by the amount of the Ancillary Commitment under that Ancillary Facility).

(b)	An Ancillary Facility shall not be made available unless, not later than ten Business Days prior to the Ancillary Commencement Date for an Ancillary Facility (or such later date as the Agent may agree), the Agent has received from the Obligors’ Agent:

(i)	an Ancillary Facility Request specifying:

(A)	the proposed Borrower(s) which may use the Ancillary Facility;

(B)	the proposed Ancillary Commencement Date and expiry date of the Ancillary Facility;

(C)	the proposed type of Ancillary Facility to be provided;

(D)	the proposed Ancillary Lender;

(E)	the proposed Ancillary Commitment, the maximum amount of the Ancillary Facility and, if the Ancillary Facility is an overdraft facility comprising more than one account, its maximum gross amount (that amount being the “Designated Gross Amount”) and its maximum net amount (that amount being the “Designated Net Amount”); and

(F)	the proposed currency of the Ancillary Facility (if not denominated in the Base Currency).

(ii)	a copy of the proposed Ancillary Document; and

(iii)	any other information which the Agent may reasonably request in connection with the Ancillary Facility.

The Agent shall promptly notify the Obligors’ Agent, the Ancillary Lender and the other Lenders of the establishment of an Ancillary Facility.

No amendment or waiver of a term of any Ancillary Facility shall require the consent of any Finance Party other than the relevant Ancillary Lender unless such amendment or waiver itself relates to or gives rise to a matter which would require an amendment of or under this Agreement (including, for the avoidance of doubt, under this Clause). In such a case, the provisions of this Agreement with regard to amendments and waivers will apply.

(c)	Subject to compliance with paragraph (b) above:

(i)	the Lender concerned will become an Ancillary Lender; and

(ii)	the Ancillary Facility will be available,

with effect from the date agreed by the Obligors’ Agent and the Ancillary Lender (such date to be promptly notified by the Obligors’ Agent to the Agent).

7.3	Terms of Ancillary Facilities

(a)	Except as provided below, the terms of any Ancillary Facility will be those agreed by the Ancillary Lender and the Obligors’ Agent.

(b)	However, those terms:

(i)	must be based upon normal commercial terms at that time (except as varied by this Agreement);

(ii)	may allow only Borrowers (or Affiliates of Borrowers nominated pursuant to Clause 7.9 (Affiliates of Borrowers)) to use the Ancillary Facility;

(iii)	may not allow the Ancillary Outstandings to exceed the Ancillary Commitment;

(iv)	may not allow the Ancillary Commitment of a Lender to exceed the Available Commitment of that Lender; and

(v)	must require that the Ancillary Commitment is reduced to zero, and that all Ancillary Outstandings are repaid (or cash cover provided in respect of all the Ancillary Outstandings) not later than the Termination Date (or such earlier date as the Commitment of the relevant Ancillary Lender is reduced to zero).

(c)	If there is any inconsistency between any term of an Ancillary Facility and any term of this Agreement, this Agreement shall prevail except for (i) Clause 33.3 (Day count convention) which shall not prevail for the purposes of calculating fees, interest or commission relating to an Ancillary Facility, (ii) an Ancillary Facility comprising more than one account where the terms of the Ancillary Documents shall prevail to the extent required to permit the netting of balances on those accounts, and (iii) where the relevant term of this Agreement would be contrary to, or inconsistent with, the law governing the relevant Ancillary Document, in which case that term of this Agreement shall not prevail.

(d)	Interest, commission and fees on Ancillary Facilities are dealt with in Clause 13.4 (Interest, commission and fees on Ancillary Facilities).

7.4	Repayment of Ancillary Facility

(a)	An Ancillary Facility shall cease to be available on the Termination Date or such earlier date on which its expiry date occurs or on which it is cancelled in accordance with the terms of this Agreement.

(b)	If an Ancillary Facility expires in accordance with its terms the Ancillary Commitment of the Ancillary Lender shall be reduced to zero (and its Available Commitment shall be increased accordingly).

(c)	No Ancillary Lender may demand repayment or prepayment of any amounts made available, or demand cash cover for any liabilities incurred, by it under its Ancillary Facility (except where the Ancillary Facility is provided on a net limit basis to the extent required to bring any gross outstandings down to the net limit) unless:

(i)	the Total Commitments have been cancelled in full, or all outstanding Loans have become due and payable in accordance with the terms of this Agreement, or the Agent has declared all outstanding Loans immediately due and payable, or the expiry date of the Ancillary Facility occurs; or

(ii)	it becomes unlawful in any applicable jurisdiction for the Ancillary Lender to perform any of its obligations as contemplated by this Agreement or to fund, issue or maintain its participation in its Ancillary Facility; or

(iii)	the Ancillary Outstandings (if any) under that Ancillary Facility can be refinanced by a Loan and the Ancillary Lender gives sufficient notice to enable a Loan to be made to refinance those Ancillary Outstandings.

(d)	For the purposes of determining whether or not the Ancillary Outstandings under an Ancillary Facility mentioned in paragraph (c)(iii) above can be refinanced by a Loan:

(i)	the Available Commitment of the Ancillary Lender will be increased by the amount of its Ancillary Commitment; and

(ii)	the Loan may (so long as paragraph (c)(i) above does not apply) be made irrespective of whether a Default is outstanding or any other applicable condition precedent is not satisfied (but only to the extent that the proceeds are applied in refinancing those Ancillary Outstandings) and irrespective of whether Clause 4.4 (Maximum number of Loans) or paragraph (a)(iii) of Clause 5.2 (Completion of a Utilisation Request) applies.

(e)	On the making of a Loan to refinance Ancillary Outstandings:

(i)	each Lender will participate in that Loan in an amount (as determined by the Agent) which will result as nearly as possible in the aggregate amount of its participation in Loans then outstanding bearing the same proportion to the aggregate amount of the Loans then outstanding as its Commitment bears to the Total Commitments; and

(ii)	the relevant Ancillary Facility shall be cancelled.

(f)	In relation to an Ancillary Facility which comprises an overdraft facility where a Designated Net Amount has been established, the Ancillary Lender providing that Ancillary Facility shall only be obliged to take into account for the purposes of calculating compliance with the Designated Net Amount those credit balances which it is permitted to take into account by the then current law and regulations in relation to its reporting of exposures to applicable regulatory authorities as netted for capital adequacy purposes.

7.5	Ancillary Outstandings

The Borrower and each Ancillary Lender agrees with and for the benefit of each Lender that:

(a)	the Ancillary Outstandings under any Ancillary Facility provided by that Ancillary Lender shall not exceed the Ancillary Commitment applicable to that Ancillary Facility and where the Ancillary Facility is an overdraft facility comprising more than one account, Ancillary Outstandings under that Ancillary Facility shall not exceed the Designated Net Amount in respect of that Ancillary Facility; and

(b)	where all or part of the Ancillary Facility is an overdraft facility comprising more than one account, the Ancillary Outstandings (calculated on the basis that the words in brackets in paragraph (a) of the definition of that term were deleted) shall not exceed the Designated Gross Amount applicable to that Ancillary Facility.

7.6	Adjustment for Ancillary Facilities upon acceleration

In this Clause 7.6:

“Outstandings” means, in relation to a Lender, the aggregate of the equivalent in the Base Currency of (i) its participation in each Loan then outstanding (together with the aggregate amount of all accrued interest, fees and commission owed to it as a Lender under the Facility), and (ii) if the Lender is also an Ancillary Lender, the Ancillary Outstandings in respect of Ancillary Facilities provided by that Ancillary Lender (together with the aggregate amount of all accrued interest, fees and commission owed to it as an Ancillary Lender in respect of the Ancillary Facility).

“Total Outstandings” means the aggregate of all Outstandings.

(a)	If a notice is served under Clause 24.9 (Acceleration) (other than a notice declaring Loans to be due on demand), each Lender and each Ancillary Lender shall promptly adjust by corresponding transfers (to the extent necessary) their claims in respect of amounts outstanding to them under the Facility and each Ancillary Facility to ensure that after such transfers the Outstandings of each Lender bear the same proportion to the Total Outstandings as such Lender’s Commitment bears to the Total Commitments, each as at the date the notice is served under Clause 24.9 (Acceleration).

(b)	If an amount outstanding under an Ancillary Facility is a contingent liability and that contingent liability becomes an actual liability or is reduced to zero after the original adjustment is made under paragraph (a) above, then each Lender and each Ancillary Lender will make a further adjustment by corresponding transfers (to the extent necessary) to put themselves in the position they would have been in had the original adjustment been determined by reference to the actual liability or, as the case may be, zero liability and not the contingent liability.

(c)	Any transfer of rights and obligations relating to Outstandings made pursuant to this Clause 7.6 shall be made for a purchase price in cash, payable at the time of transfer, in an amount equal to those Outstandings (less any accrued interest, fees and commission to which the transferor will remain entitled to receive notwithstanding that transfer, pursuant to Clause 25.12 (Pro rata interest settlement)).

(d)	Prior to the application of the provisions of paragraph (a) of this Clause 7.6, an Ancillary Lender that has provided an overdraft comprising more than one account under an Ancillary Facility shall set-off any liabilities owing to it under such overdraft facility against credit balances on any account comprised in such overdraft facility.

(e)	All calculations to be made pursuant to this Clause 7.6 shall be made by the Agent based upon information provided to it by the Lenders and Ancillary Lenders.

7.7	Information

Each Borrower and each Ancillary Lender shall, promptly upon request by the Agent, supply the Agent with any information relating to the operation of an Ancillary Facility (including the Ancillary Outstandings) as the Agent may reasonably request from time to time. Each Borrower consents to all such information being released to the Agent and the other Finance Parties.

7.8	Affiliates of Lenders as Ancillary Lenders

(a)	Subject to the terms of this Agreement, an Affiliate of a Lender may become an Ancillary Lender. In such case, the Lender and its Affiliate shall be treated as a single Lender whose Commitment is the amount set out opposite the relevant Lender’s name in Part 2 of Schedule 1 (The Parties) and/or the amount of any Commitment transferred to or assumed by that Lender under this Agreement, to the extent (in each case) not cancelled, reduced or transferred by it under this Agreement. For the purposes of calculating the Lender’s Available Commitment with respect to the Facility, the Lender’s Commitment shall be reduced to the extent of the aggregate of the Ancillary Commitments of its Affiliates.

(b)	The Obligors’ Agent shall specify any relevant Affiliate of a Lender in any notice delivered by the Obligors’ Agent to the Agent pursuant to paragraph (b)(i) of Clause 7.2 (Availability).

(c)	An Affiliate of a Lender which becomes an Ancillary Lender shall accede to this Agreement.

(d)	If a Lender assigns all of its rights and benefits or transfers all of its rights and obligations to a New Lender (as defined in Clause 25 (Changes to the Lenders)), its Affiliate shall cease to have any obligations under this Agreement or any Ancillary Document.

(e)	Where this Agreement or any other Finance Document imposes an obligation on an Ancillary Lender and the relevant Ancillary Lender is an Affiliate of a Lender which is not a party to that document, the relevant Lender shall ensure that the obligation is performed by its Affiliate.

7.9	Affiliates of Borrowers

(a)	Subject to the terms of this Agreement, an Affiliate of a Borrower may with the approval of the relevant Lender become a borrower with respect to an Ancillary Facility.

(b)	The Company shall specify any relevant Affiliate of a Borrower in any notice delivered by the Company to the Agent pursuant to paragraph (b)(i) of Clause 7.2 (Availability).

(c)	If a Borrower ceases to be a Borrower under this Agreement in accordance with Clause 26.3 (Resignation of a Borrower), its Affiliate shall cease to have any rights under this Agreement or any Ancillary Document.

(d)	Where this Agreement or any other Finance Document imposes an obligation on a Borrower under an Ancillary Facility and the relevant Borrower is an Affiliate of a Borrower which is not a party to that document, the relevant Borrower shall ensure that the obligation is performed by its Affiliate.

(e)	Any reference in this Agreement or any other Finance Document to a Borrower being under no obligations (whether actual or contingent) as a Borrower under such Finance Document shall be construed to include a reference to any Affiliate of that Borrower being under no obligations under any Finance Document or Ancillary Document.

7.10	Commitment Amounts

Notwithstanding any other term of this Agreement each Lender shall ensure that at all times its Commitment is not less than:

(a)	its Ancillary Commitment; or

(b)	the Ancillary Commitment of its Affiliate.

8.	REPAYMENT

(a)	Subject to paragraph (c) below, each Borrower which has drawn a Loan shall repay that Loan on the last day of its Interest Period.

(b)

(i)	Without prejudice to each Borrower’s obligation under paragraph (a) above, if one or more Loans are to be made available to a Borrower:

(A)	on the same day that a maturing Loan is due to be repaid by that Borrower;

(B)	in the same currency as a maturing Loan (unless it arose as a result of the operation of Clause 6.2 (Unavailability of a currency)); and

(C)	in whole or in part for the purpose of refinancing a maturing Loan; and

(ii)	the proportion borne by each Lender’s participation in the maturing Loan to the amount of the Loan is the same as the proportion borne by that Lender’s participation in the new Loans to the aggregate amount of those new Loans, the aggregate amount of the new Loans shall, unless the relevant Borrower or Company notifies the Agent to the contrary in the relevant Utilisation Request, be treated as if applied in or towards repayment of the maturing Loan or Loans so that:

(A)	if the amount of the maturing Loan(s) exceeds the aggregate amount of the new Loans:

(1)	the relevant Borrower will only be required to pay an amount in cash in the relevant currency equal to that excess; and

(2)	each Lender’s participation (if any) in the new Loans shall be treated as having been made available and applied by that Borrower in or towards repayment of that Lender’s participation (if any) in the maturing Loan(s) and that Lender will not be required to make its participation in the new Loans available in cash; and

(B)	if the amount of the maturing Loan(s) is equal to or less than the aggregate amount of the new Loans:

(1)	the relevant Borrower will not be required to make any payment in cash; and

(2)	each Lender will be required to make its participation in the new Loans available in cash only to the extent that its participation (if any) in the new Loans exceeds that Lender’s participation (if any) in the maturing Loan(s) and the remainder of that Lender’s participation in the new Loans shall be treated as having been made available and applied by that Borrower in or towards repayment of that Lender’s participation in the maturing Loan(s).

(c)	At any time when a Lender becomes a Defaulting Lender, the maturity date of each of the participations of that Lender in the Loans then outstanding will be automatically extended to the Termination Date and will be treated as separate Loans (the “Separate Loans”) denominated in the currency in which the relevant participations are outstanding.

(d)	A Borrower to whom a Separate Loan is outstanding may prepay that Loan by giving ten Business Days’ prior notice to the Agent. The Agent will forward a copy of a prepayment notice received in accordance with this paragraph (d) to the Defaulting Lender concerned as soon as practicable on receipt.

(e)	Interest in respect of a Separate Loan will accrue for successive Interest Periods selected by the relevant Borrower by the time and date specified by the Agent (acting reasonably) and will be payable by that Borrower to the Defaulting Lender on the last day of each Interest Period of that Loan.

(f)	The terms of this Agreement relating to Loans generally shall continue to apply to Separate Loans other than to the extent inconsistent with paragraphs (c) to (e) above, in which case those paragraphs shall prevail in respect of any Separate Loan.

8.2	Repayment of Additional Facility Loans

The Borrower under each Additional Facility which has been utilised shall repay the aggregate Additional Facility Loans in respect of such Additional Facility as specified in the related Additional Facility Notice.

9.	ILLEGALITY, PREPAYMENT AND CANCELLATION

9.1	Illegality

If, at any time, it is or will become unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in any Loan:

(a)	that Lender shall promptly notify the Agent upon becoming aware of that event;

(b)	upon the Agent notifying the Obligors’ Agent, the Commitment of that Lender will be immediately cancelled; and

(c)	each Borrower shall repay that Lender’s participation in the Loans made to that Borrower on the last day of the Interest Period for each Loan occurring after the Agent has notified the Obligors’ Agent or, if earlier, the date specified by the Lender in the notice delivered to the Agent.

9.2	Change of Control

(a)	Upon a Change of Control:

(i)	the Company shall as soon as reasonably practicable notify the Agent and the Agent shall promptly notify the Lenders; and

(ii)	if a Lender so requires and notifies the Agent in writing within 15 Business Days of the Company notifying the Agent of the Change of Control, the Agent shall, by not less than 5 Business Days’ notice to the Company, cancel the Commitment of that Lender and declare the participation of that Lender in all outstanding Utilisations and Ancillary Outstandings, together with accrued interest and all other amounts accrued under the Finance Documents to that Lender, immediately due and payable, whereupon:

(A)	the Commitment of that Lender will be cancelled and all such outstanding amounts will become immediately due and payable; and

(B)	such Lender shall have no obligation to participate in further Utilisations (other than a Rollover Loan) or utilisations of an Ancillary Facility requested under this Agreement, save to the extent that any Ancillary Lender, as between itself and the relevant member of the Group, agree to continue to provide such Ancillary Facility, in which case, after notification thereof to the Agent such arrangements shall continue on a bilateral basis and not as part of, or under, the Finance Documents and save for any rights and obligations against any other Finance Party under the Finance Documents arising prior to such cancellation, no such rights or obligations in respect of the Ancillary Facility shall, as between the Finance Parties, continue.

9.3	Voluntary cancellation

The Obligors’ Agent may, if it gives the Agent not less than three Business Days’ (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of EUR 1,000,000) of the Available Facility. Any cancellation under this Clause 9.3 shall reduce the Commitments of the Lenders rateably.

9.4	Voluntary prepayment of Loans

A Borrower to which a Loan has been made may, if it or the Obligors’ Agent gives the Agent not less than three Business Days’ (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of a Loan (but if in part, being an amount that reduces the amount of the Loan by a minimum amount of EUR 1,000,000 (or its equivalent in any other currency)).

9.5	Right of cancellation and repayment in relation to a single Lender

(a)	If:

(i)	any sum payable to any Lender by an Obligor is required to be increased under paragraph (c) of Clause 14.2 (Tax gross-up);

(ii)	any Lender claims indemnification from the Obligors’ Agent or an Obligor under Clause 14.3 (Tax indemnity) or Clause 15.1 (Increased costs); or

(iii)	despite the fact that the amounts payable have been duly reported by the Belgian Obligor to the Belgian tax authorities and that the Belgian Obligor has reasonably tried to establish that the amounts payable have been made in the framework of real and genuine business transactions and to entities other than artificial constructions in the meaning of Article 198, §1, 10° of the Belgian Income Tax Code and that the Lender has cooperated in completing any procedural formalities necessary thereto, any amount payable by a Belgian Obligor under a Finance Document is not, (or will not be when the relevant corporate income tax is calculated) treated as a deductible charge or expense for that Belgian Obligor for Belgian tax purposes by reason of that amount being (A) paid or accrued to a Finance Party incorporated, domiciled or established, or acting through a Facility Office in a Belgian Non Cooperative Jurisdiction, or (B) paid to an account opened in the name of or for the benefit of that Lender in a financial institution situated in a Belgian Non Cooperative Jurisdiction, the Obligors’ Agent may, whilst the circumstance giving rise to the requirement for that increase, indemnification or non-deductibility continues, give the Agent notice of cancellation of the Commitment of that Lender (in the case of paragraph (iii) above, made available by the relevant Lender to a Belgian Borrower) and its intention to procure the repayment of that Lender’s participation in the Loans.

(b)	On receipt of a notice referred to in paragraph (a) above in relation to a Lender, the Commitment of that Lender shall immediately be reduced to zero.

(c)	On the last day of each Interest Period which ends after the Obligors’ Agent has given notice under paragraph (a) above in relation to a Lender (or, if earlier, the date specified by the Obligors’ Agent in that notice), each Borrower to which a Loan is outstanding shall repay that Lender’s participation in that Loan together with all interest and other amounts accrued under the Finance Documents.

9.6	Replacement of a Lender

(a)	If at any time:

(i)	an Obligor becomes obliged to repay any amount in accordance with Clause 9.1 (Illegality) or to pay additional amounts pursuant to Clause 14.2 (Tax gross-up) or Clause 15.1 (Increased costs) to any Lender in excess of amounts payable to the other Lenders generally;

(ii)	any Lender becomes a Non-Consenting Lender (as defined in paragraph (c) below);

(iii)	a Non-Responding Lender; or

(iv)	any Lender has become and continues to be a Defaulting Lender,

then the Obligors’ Agent may, on not less than ten Business Days’ prior written notice to the Agent and such Lender or its Affiliate:

(A)	replace such Lender or its Affiliate by requiring such Lender or its Affiliate (in its capacity as a Lender and/or Hedge Counterparty) to (and such Lender shall or shall procure that its Affiliate shall) transfer pursuant to Clause 25 (Changes to the Lenders):

(1)	all (and not part only) of its rights and obligations under this Agreement (“Loan Participation”); and

(2)	(if the Lender or its Affiliate is a Hedge Counterparty) all of its rights and obligations under any Hedging Agreement (“Hedge Participation”); or

(B)	(if the Lender is a Defaulting Lender) require such Lender to (and such Lender shall) transfer pursuant to Clause 25 (Changes to the Lenders) all (and not part only) of the undrawn Commitment of the Lender; or

(C)	(if the Lender is a Defaulting Lender) require such Lender to (and such Lender shall) transfer pursuant to Clause 25 (Changes to the Lenders) all (and not part only) of its rights and obligations in respect of the Facility and any Additional Facility, in each case, to a Lender or other bank, financial institution, trust, fund or other entity (a “Replacement Lender”) nominated by the Obligors’ Agent, and which (unless the Agent is an Impaired Agent) is acceptable to the Agent (acting reasonably), which confirms its willingness to assume and does assume all the Loan Participations and Hedge Participations of the transferring Lender and/or its Affiliate (including the assumption of the transferring Lender’s participations or unfunded participations (as the case may be) on the same basis as the transferring Lender). The Loan Participation shall be transferred for a purchase price in cash payable at the time of transfer equal to the outstanding principal amount of such Lender’s participation in the outstanding Utilisations and all accrued interest, fees, Break Costs and other amounts payable in relation thereto under the Finance Documents. The Hedge Participation shall be transferred for a purchase price (which may be negative) based upon the Section 6(e) methodology in the relevant Hedging Agreement with the Obligor as the sole “Affected Party”; or

(D)

(1)	Subject to sub paragraph (D)(2) of this Clause, prepay and cancel all (but not part only) of such Non-Consenting Lender or Non-Responding Lender’s participation in the Facility and any Additional Facility and pay to that Lender all interest, fees, costs and other amounts due to that Lender under or in connection with the Finance Documents.

(2)	If the Non-Consenting Lender or Non-Responding Lender is a Hedge Counterparty the Hedge Participations of that Lender shall at the same time as the cancellation referred to in Sub-clause (D)(1) of this Clause be transferred to a Replacement Lender nominated by the Obligors’ Agent, and which (unless the Agent is an Impaired Agent) is acceptable to the Agent (acting reasonably), and which confirms its willingness to assume and does assume all the Hedge Participations of the relevant Lender.

(b)	The replacement or prepayment and cancellation of a Lender pursuant to this Clause shall be subject to the following conditions:

(i)	the Obligors’ Agent shall have no right to replace the Agent;

(ii)	neither the Agent nor the relevant Lender shall have any obligation to the Obligors’ Agent to find a Replacement Lender;

(iii)	in the event of a replacement or prepayment and cancellation of a Non-Consenting Lender or Non-Responding Lender such replacement or prepayment and cancellation must take place no later than 180 days after the date such Lender became a Non-Consenting Lender or, as the case may be, Non-Responding Lender;

(iv)	in the event of a replacement of a Defaulting Lender, such replacement must take place no later than 30 Business Days after the notice referred to in paragraph (a) above; and

(v)	in no event shall the Lender replaced or prepaid and cancelled under this paragraph (b) be required to pay or surrender to such Replacement Lender (or any other Party) any of the fees received by such Lender pursuant to the Finance Documents.

(c)	In the event that:

(i)	the Obligors’ Agent or the Agent (at the request of the Obligors’ Agent) has requested the Lenders to consent to a waiver or amendment of any provisions of the Finance Documents;

(ii)	the waiver or amendment in question requires greater than Majority Lender approval or is a Structural Adjustment; and

(iii)	provided that the Lenders whose Commitments (and for this purpose the amount of any Lender’s Commitments shall not be reduced by the amount of its Ancillary Commitments) aggregate 66 2/3 per cent. of the Facility Commitments or, if applicable, Additional Facility Commitments (or if such Commitments have been reduced to zero, aggregated at least 66 2/3 per cent. of the relevant Commitments immediately prior to that reduction) have consented to such waiver or amendment, then any Lender who does not and continues not to agree to such waiver or amendment shall be deemed a “Non-Consenting Lender”.

(d) (i)	For so long as a Defaulting Lender has any Available Commitment, in ascertaining the Majority Lenders or Super Majority Lenders or whether any given percentage (including, for the avoidance of doubt, unanimity) of the Total Commitments has been obtained to approve any request for a consent, waiver, amendment or other vote under the Finance Documents, that Defaulting Lender’s Commitments will be reduced by the amount of its Available Commitments.

(ii)	For the purposes of this Clause 9.6, the Agent may assume that the following Lenders are Defaulting Lenders:

(A)	any Lender which has notified the Agent that it has become a Defaulting Lender;

(B)	any Lender in relation to which it is aware that any of the events or circumstances referred to in paragraphs (a), (b) or (c) of the definition of “Defaulting Lender” has occurred, unless it has received notice to the contrary from the Lender concerned (together with any supporting evidence reasonably requested by the Agent) or the Agent is otherwise aware that the Lender has ceased to be a Defaulting Lender.

9.7	Right of cancellation in relation to a Defaulting Lender

(a)	If any Lender becomes a Defaulting Lender, the Obligors’ Agent may, at any time whilst the Lender continues to be a Defaulting Lender, give the Agent ten Business Days’ notice of cancellation of each Available Commitment of that Lender.

(b)	On the notice referred to in paragraph (a) above becoming effective, each Available Commitment of the Defaulting Lender shall immediately be reduced to zero.

(c)	The Agent shall as soon as practicable after receipt of a notice referred to in paragraph (a) above, notify all the Lenders.

9.8	Restrictions

(a)	Any notice of cancellation or prepayment given by any Party under this Clause 9 (Illegality, Prepayment and Cancellation) shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment provided that (i) a notice of cancellation under Clause 9.3 (Voluntary cancellation) and/or a notice of prepayment under Clause 9.4 (Voluntary prepayment of Loans) may be conditional and (ii) may be revoked by the Company by giving notice to the Agent at least one Business Day prior to the specified date of prepayment and/or cancellation, provided further that the Company shall within 10 Business Days’ of written notice from the Agent pay any Lender in respect, and in the amount, of such Lenders’ Break Costs as specified in such notice should such voluntary cancellation and/or prepayment not occur on the date specified in the notice of cancellation and/or prepayment.

(b)	Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

(c)	Unless a contrary indication appears in this Agreement, any part of the Facility which is prepaid pursuant to Clause 9.4 (Voluntary prepayment of Loans) may be reborrowed in accordance with the terms of this Agreement.

(d)	No Borrower shall repay or prepay all or any part of the Loans or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

(e)	Subject to Clause 2.2 (Increase) and Clause 2.3 (Additional Facility), no amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

(f)	If the Agent receives a notice under this Clause 9 (Illegality, Prepayment and Cancellation) it shall promptly forward a copy of that notice to either the Obligors’ Agent or the affected Lender, as appropriate.

9.9	Application of prepayments

Any prepayment of a Loan (other than a prepayment pursuant to Clause 9.1 (Illegality) or Clause 9.5 (Right of cancellation and repayment in relation to a single Lender)) shall be applied pro rata to each Lender’s participation in that Loan.

10.	INTEREST

10.1	Calculation of interest

The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(a)	Margin; and

(b) (i)	in relation to any Loan in Euro, EURIBOR (ii) in relation to any Loan in Danish Kroner, CIBOR; (iii) in relation to any Loan in Swedish Krona, STIBOR; or (iv) in relation to any other Loan, LIBOR.

10.2	Payment of interest

(a)	The Borrower to which a Loan has been made shall pay accrued interest on that Loan on the last day of each Interest Period (and, if the Interest Period is longer than six Months, on the dates falling at six Monthly intervals after the first day of the Interest Period).

(b)	If the Annual Financial Statements and related Compliance Certificate received by the Agent show that a higher Margin should have applied during a certain period, then the Company shall (or shall ensure the relevant Borrower shall) promptly pay to the Agent any amounts necessary to put the Agent and the Lenders in the position they would have been in had the appropriate rate of the Margin applied during such period.

10.3	Default interest

(a)	If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is 100 basis points higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Agent (acting reasonably). Any interest accruing under this Clause 10.3 shall be immediately payable by the Obligor on demand by the Agent. For the purposes of calculating the rate of interest applicable under this Clause on any amount that is overdue on or following the Termination Date, the applicable Margin shall be the Margin that would have been applicable to that overdue amount had it constituted a Loan on the Termination Date.

(b)	If any overdue amount consists of all or part of a Loan which became due on a day which was not the last day of an Interest Period relating to that Loan:

(i)	the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan; and

(ii)	the rate of interest applying to the overdue amount during that first Interest Period shall be 100 basis points higher than the rate which would have applied if the overdue amount had not become due.

(c)	Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

(d)	In relation to a French Obligor any default interest (unpaid) or any overdue amount will be compounded with that overdue amount only if, in accordance with article 1343-2 of the French Code civil, that interest is due for a period of at least one year, but will remain immediately due and payable.

10.4	Effective Global Rate

(a)	For the purposes of articles L314-1 to L314-5, L341-49 and R314-1 to R314-5 of the French Code de la consommation and article L313-4 of the French Code monétaire et financier, the Parties acknowledge that, by virtue of certain characteristics of the Facilities (and in particular the floating rate of interest and adjustment of Margin applicable to the Loans, the relevant Borrower’s right to select the duration of each Interest Period and the uncertainty as to the amount to be effectively drawn from time to time under the Facilities), the taux effectif global (“TEG”) cannot be calculated at the date of this Agreement.

(b)	However, the Borrowers incorporated in France (if any) acknowledge that they have received from the Agent a letter (“TEG Letter”) containing an indicative calculation of the taux effectif global, based on figured examples set out in the letter.

(c)	The Parties acknowledge that the TEG Letter delivered in accordance with paragraph (b) above forms part of this Agreement.

10.5	Notification of rates of interest

(a)	The Agent shall promptly notify the Lenders and the relevant Borrower (or the Obligors’ Agent) of the determination of a rate of interest under this Agreement.

(b)	The Agent shall promptly notify the Company of each Funding Rate relating to a Loan.

11.	INTEREST PERIODS

11.1	Selection of Interest Periods

(a)	A Borrower (or the Obligors’ Agent on behalf of the Borrower) may select an Interest Period for a Loan in the Utilisation Request for that Loan.

(b)	Subject to this Clause 11, a Borrower (or the Obligors’ Agent on behalf of the Borrower) may select an Interest Period for a Loan of one, three or six Months or any other period agreed between the Obligors’ Agent and the Agent (acting on the instructions of all the Lenders).

(c)	An Interest Period for a Loan shall not extend beyond the Termination Date.

(d)	Each Interest Period for a Loan shall start on the Utilisation Date.

(e)	A Loan has one Interest Period only.

11.2	Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

12.	CHANGES TO THE CALCULATION OF INTEREST

12.1	Unavailability of Screen Rate

(a)	Interpolated Screen Rate: If no Screen Rate is available for CIBOR, EURIBOR, LIBOR or STIBOR (as applicable) for the Interest Period of a Loan, the applicable CIBOR, EURIBOR, LIBOR or STIBOR (as applicable) shall be the Interpolated Screen Rate for a period equal in length to the Interest Period of that Loan.

(b)	Base Reference Bank Rate: If no Screen Rate is available for CIBOR, EURIBOR, LIBOR or STIBOR (as applicable) for:

(i)	the currency of a Loan; or

(ii)	the Interest Period of a Loan and it is not possible to calculate the Interpolated Screen Rate,

the applicable CIBOR, EURIBOR, LIBOR or STIBOR (as applicable) shall be the Base Reference Bank Rate as of the Specified Time for the currency of that Loan and for a period equal in length to the Interest Period of that Loan.

(c)	Cost of funds: If paragraph (b) above applies but no Base Reference Bank Rate is available for the relevant currency or Interest Period there shall be no CIBOR, EURIBOR, LIBOR or STIBOR (as applicable) for that Loan and Clause 12.4 (Cost of funds) shall apply to that Loan for that Interest Period.

12.2	Calculation of Base Reference Bank Rate

(a)	Subject to paragraph (b) below, if CIBOR, EURIBOR, LIBOR or STIBOR (as applicable) is to be determined on the basis of a Base Reference Bank Rate but a Base Reference Bank does not supply a quotation by the Specified Time, the Base Reference Bank Rate shall be calculated on the basis of the quotations of the remaining Base Reference Banks.

(b)	If at or about noon on the Quotation Day none or only one of the Base Reference Banks supplies a quotation, there shall be no Base Reference Bank Rate for the relevant Interest Period.

12.3	Market disruption

If before close of business in London on the Quotation Day for the relevant Interest Period the Agent receives notifications from not less than two Lenders (whose participations in a Loan exceed 35 per cent. of that Loan) that the cost to it of funding its participation in that Loan from whatever source it may reasonably select would be in excess of EURIBOR then Clause 12.4 (Cost of funds) shall apply to that Loan for the relevant Interest Period.

12.4	Cost of funds

(a)	If this Clause 12.4 applies, the rate of interest on each Lender’s share of the relevant Loan for the relevant Interest Period shall be the percentage rate per annum which is the sum of:

(i)	the Margin; and

(ii)	the rate notified to the Agent by that Lender as soon as practicable and in any event by close of business on the date falling one Business Day after the Quotation Day (or, if earlier, on the date falling one Business Day before the date on which interest is due to be paid in respect of that Interest Period), to be that which expresses as a percentage rate per annum the cost to the relevant Lender of funding its participation in that Loan from whatever source it may reasonably select.

(b)	If this Clause 12.4 applies and the Agent or the Company so requires, the Agent and the Company shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest.

(c)	Any alternative basis agreed pursuant to paragraph (b) above shall, with the prior consent of all the Lenders and the Company, be binding on all Parties.

(d)	If this Clause 12.4 applies pursuant to Clause 12.3 (Market disruption), and:

(i)	a Lender’s Funding Rate is less than CIBOR, EURIBOR, LIBOR or STIBOR (as applicable); or

(ii)	a Lender does not supply a quotation by the time specified in paragraph (a)(ii) above,

the cost to that Lender of funding its participation in that Loan for that Interest Period shall be deemed, for the purposes of paragraph (a) above, to be CIBOR, EURIBOR, LIBOR or STIBOR (as applicable).

12.5	Notification to Company

If Clause 12.4 (Cost of funds) applies the Agent shall, as soon as is practicable, notify the Company.

12.6	Break Costs

(a)	Each Borrower shall, within five Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of a Loan or Unpaid Sum being paid by that Borrower on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

(b)	Each Lender shall, together with its demand, provide a certificate to the Agent confirming the amount and basis of calculation of its Break Costs for any Interest Period in which they accrue.

13.	FEES

13.1	Commitment Fee

(a)	If the Closing Date occurs but not otherwise, the Company shall pay (or procure the payment) to the Agent (for the account of each Lender) a fee in the Base Currency computed at the rate of 30 per cent. of the applicable Margin on that Lender’s Available Commitment for the Availability Period.

(b)	The accrued commitment fee is payable on the last day of each successive period of three Months which ends during the Availability Period, on the last day of the Availability Period and on the cancelled amount of the relevant Lender’s Commitment at the time the cancellation is effective provided that no commitment fee shall accrue or become payable prior to the Closing Date.

(c)	In relation to an Additional Facility, the percentage rate per annum specified in the Additional Facility Notice relating to that Additional Facility on that Lender’s Available Commitment under the Availability Period applicable to that Additional Facility.

13.2	Arrangement Fee

The Company shall pay (or procure the payment of) an arrangement fee in the amount and at the times agreed in a Fee Letter.

13.3	Agency Fee

The Company shall pay (or procure the payment of) to the Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter.

13.4	Interest, commission and fees on Ancillary Facilities

The rate and time of payment of interest, commission, fees and any other remuneration in respect of each Ancillary Facility shall be determined by agreement between the relevant Ancillary Lender and the relevant Borrower of that Ancillary Facility based upon normal market rates and terms.

13.5	Defaulting Lender Fees

Notwithstanding anything to the contrary in the Finance Documents:

(a)	no fees shall be payable to a Defaulting Lender or an Impaired Agent (and the fees payable under the Finance Documents shall be reduced accordingly); and

(b)	the Agent shall treat any reduction in any fee pursuant to paragraph (a) above as reducing the amount payable to the relevant Defaulting Lender or Impaired Agent by such amount for the purposes of paragraph (a) above.

13.6	No deal, no fee

Notwithstanding any provision of this Clause 13, Clause 18 (Costs and Expenses) or any obligations in any Fee Letter or Finance Document, no fees, costs and expenses of the Finance Parties of any kind (other than legal costs up to an agreed cap) shall be payable unless and until the Closing Date occurs.

14.	TAX GROSS UP AND INDEMNITIES

14.1	Definitions

In this Agreement:

“Belgian Qualifying Lender” means a Lender which is beneficially entitled to interest payable by or on behalf of a Belgian Borrower to that Lender in respect of an advance under a Finance Document and which can receive such interest without a Tax Deduction due to being:

(a)	a company resident in Belgium for tax purposes or acting through a permanent establishment in Belgium, other than mentioned in paragraph (b) below;

(b)	a credit institution within the meaning of article 105, 1°, a) of the Royal Decree implementing the Belgian Income Tax Code, which is a resident for tax purposes in Belgium or which is acting through a permanent establishment in Belgium;

(c)	a credit institution within the meaning of article 107, §2, 5, a), second dash of the Royal Decree implementing the Belgian Income Tax Code, that is acting through its head office and is resident for tax purposes in a country with which Belgium has entered into a double taxation agreement that is in force (irrespective of whether or not the double taxation agreement makes provision for exemption from tax imposed by Belgium) or in a country which is a member state of the European Economic Area;

(d)	a credit institution within the meaning of article 107, §2, 5, a), second dash of the Royal Decree implementing the Belgian Income Tax Code, that is acting through a permanent establishment which (i) itself qualifies as a credit institution within the meaning of the aforementioned article 107, §2, 5, a) second dash and (ii) is located in a country with which Belgium has entered into a double taxation agreement that is in force (irrespective of whether or not the double taxation agreement makes provision for exemption from tax imposed by Belgium) or in a country which is a member state of the European Economic Area; or

(e)	a Belgian Treaty Lender.

“Belgian Treaty Lender” means a Lender which:

(a)	is treated as a resident (as defined in the appropriate double tax agreement) of a Belgian Treaty State;

(b)	does not carry on business in Belgium through a permanent establishment with which that Lender’s participation in the Loan is effectively connected; and

(c)	fulfils any conditions which must be fulfilled under the Belgian Treaty and has completed any necessary procedural formalities (provided the relevant Obligor has first completed any necessary procedural formalities required to be completed by that Obligor in a timely fashion in order to allow the Lender to complete such formalities prior to the relevant interest payment date) required for residents of that Belgian Treaty State to benefit from a full exemption from Tax imposed by Belgium on interest payments due to that Lender under a Finance Document.

“Belgian Treaty State” means a jurisdiction having a double tax agreement (the “Belgian Treaty”) with Belgium which makes provision for full exemption for Tax imposed by Belgium on interest payments.

“Borrower DTTP Filing” means an HM Revenue & Customs’ Form DTTP2 duly completed and filed by the relevant UK Borrower, which:

(a)	where it relates to a UK Treaty Lender that is an Original Lender, contains the scheme reference number and jurisdiction of tax residence stated opposite that Lender’s name in Part 2 of Schedule 1 (The Parties), and:

(i)	where the Borrower is an Original Borrower, is filed with HM Revenue & Customs within 30 days of the date of this Agreement; or

(ii)	where the Borrower is an Additional Borrower, is filed with HM Revenue & Customs within 30 days of the date on which that Borrower becomes an Additional Borrower; or

(b)	where it relates to a UK Treaty Lender that is a New Lender, contains the scheme reference number and jurisdiction of tax residence stated in respect of that Lender in the relevant agreement executed by the New Lender upon becoming a Party, and

(i)	where the Borrower is a Borrower as at the relevant Transfer Date, is filed with HM Revenue & Customs within 30 days of that Transfer Date; or

(ii)	where the Borrower is not a Borrower as at the relevant Transfer Date, is filed with HM Revenue & Customs within 30 days of the date on which that Borrower becomes an Additional Borrower

“French Qualifying Lender” means, in respect of a payment by or in respect of a French Borrower, a Lender which is beneficially entitled to interest payable by a French Borrower in respect of an advance under a Finance Document and is:

(a)	a Lender which fulfils the conditions imposed by French law in order for a payment of interest not to be subject to (or as the case may be, exempted from) any Tax Deduction; or

(b)	a Lender which is a French Treaty Lender.

“French Treaty Lender” means, in respect of a payment by or in respect of a French Borrower, a Lender which is beneficially entitled to interest payable by a French Borrower in respect of an advance under a Finance Document and:

(a)	is treated as a resident of a French Treaty State;

(b)	does not carry on business in France through a permanent establishment with which that Lender’s participation in the Loan is effectively connected; and

(c)	fulfils any conditions which must be fulfilled under the French Treaty in order to benefit from a full exemption from Tax imposed by France on interest payments such that any payment of interest may be made by the relevant Obligor to that Lender without a Tax Deduction, subject to the completion of any necessary procedural formalities.

“French Treaty State” means a jurisdiction having a double tax agreement (the “French Treaty”) with France which makes provision for full exemption for Tax imposed by France on interest payments.

“French Non-Cooperative State” means, a “non-cooperative state or territory” (Etat ou territoire non coopératif) as set out in the list referred to in Article 238-0 A of the French tax code (Code Général des Impôts), as such list may be amended from time to time.

“German Borrower” means a Borrower resident for tax purposes in Germany.

“German Qualifying Lender” means a Lender which is beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document and is:

(a)	lending through a Facility Office in Germany; or

(b)	a German Treaty Lender.

“German Treaty Lender” means a Lender which:

(a)	is treated as a resident of a German Treaty State for the purposes of the German Treaty;

(b)	does not carry on a business in Germany through a permanent establishment with which that Lender’s participation in the Loan is effectively connected; and

(c)	fulfils any conditions which must be fulfilled under the German Treaty in order to benefit from a full exemption from Tax imposed by Germany on interest payments such that any payment of interest may be made by the relevant German Obligor to that Lender without a Tax Deduction, subject to the completion of any necessary procedural formalities.

“German Treaty State” means a jurisdiction having a double taxation agreement (a “German Treaty”) with Germany which makes provision for full exemption from tax imposed by Germany on interest.

“Irish Treaty Lender” means a Lender other than a Lender falling within paragraph (b), (c) or (d) of the definition of Irish Qualifying Lender which is on the date any relevant payment is made entitled under a double taxation agreement between Ireland and the country in which the Lender is resident (an “Irish Treaty”) in force on that date (subject to the completion of any procedural formalities) to that payment without any Tax Deduction.

“Irish Qualifying Lender” means a Lender which is beneficially entitled to the interest payable to that Lender in respect of an advance under a Finance Document and which is:

(a)	a bank which is carrying on a bona fide banking business in Ireland (for the purposes of Section 246(3)(a) of the TCA) and whose Facility Office is located in Ireland; or

(b)	a company (within the meaning of Section 246 of the TCA);

(i)	which, by virtue of the law of a Relevant Territory is resident in the Relevant Territory for the purposes of tax and that Relevant Territory imposes a tax that generally applies to interest receivable in that Relevant Territory by companies from sources outside that Relevant Territory; or

(ii)	in receipt of interest under a Finance Document which:

(A)	is exempted from the charge to Irish income tax pursuant to the terms of a double taxation treaty entered into between Ireland and another jurisdiction that is in force on the date the relevant interest is paid; or

(B)	would be exempted from the charge to Irish income tax pursuant to the terms of a double taxation treaty entered into between Ireland and another jurisdiction signed on or before the date on which the relevant interest is paid but not in force on that date, assuming that treaty had the force of law on that date, provided that, in the case of both (i) and (ii) above, such company does not provide its commitment in connection with a trade or business which is carried on by it in Ireland through a branch or agency; or

(c)	a U.S. corporation that is incorporated in the U.S.A. and is subject to U.S. Federal income tax on its worldwide income provided that such U.S. corporation does not provide its commitment in connection with a trade or business which is carried on by it in Ireland through a branch or agency; or

(d)	a U.S. LLC, where the ultimate recipients of the interest payable to that LLC satisfy the requirements set out in (b) or (c) above and the business conducted through the LLC is so structured for market reasons and not for tax avoidance purposes, provided that such LLC and the ultimate recipients of the interest do not provide their commitment in connection with a trade or business which is carried on by it or them in Ireland through a branch or agency; or

(e)	a company (within the meaning of Section 246 of the TCA);

(i)	which advances money in the ordinary course of a trade which includes the lending of money;

(ii)	in whose hands any interest payable in respect of money so advanced is taken into account in computing the trading income of that company;

(iii)	which has complied with the notification requirements set out in Section 246(5)(a) of the TCA; and

(iv)	whose Facility Office is located in Ireland; or

(f)	a qualifying company (within the meaning of section 110 of the TCA) and whose Facility Office is located in Ireland; or

(g)	an investment undertaking (within the meaning of Section 739B of the TCA) and whose Facility Office is located in Ireland; or

(h)	an exempt approved scheme within the meaning of section 774 of the TCA whose Facility Office is located in Ireland; or

(i)	an Irish Treaty Lender.

“Protected Party” means a Finance Party which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

“Qualifying Lender” means:

(a)	in respect of a payment by or in respect of a Belgian Borrower, a Belgian Qualifying Lender;

(b)	in respect of a payment by or in respect of a French Borrower, a French Qualifying Lender;

(c)	in respect of a payment by or in respect of a German Borrower, a German Qualifying Lender;

(d)	in respect of a payment by or in respect of an Irish Borrower, an Irish Qualifying Lender;

(e)	in respect of a payment by or in respect of a UK Borrower, a UK Qualifying Lender.

“Relevant Tax Jurisdiction” means:

(a)	in respect of a Belgian Borrower, Belgium;

(b)	in respect of a French Borrower, France;

(c)	in respect of a German Borrower, Germany;

(d)	in respect of an Irish Borrower, Ireland; and

(e)	in respect of a UK Borrower, the UK.

“Relevant Territory” means

(a)	a member state of the European Communities (other than Ireland); or

(b)	to the extent not a member state of the European Communities, a jurisdiction with which Ireland has entered into a double taxation treaty that either has the force of law by virtue of section 826(1) of the TCA or which will have the force of law on completion of the procedures set out in section 826(1) of the TCA.

“Tax Confirmation” means a confirmation by a Lender that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document is either:

(a)	a company resident in the United Kingdom for United Kingdom tax purposes;

(b)	a partnership each member of which is:

(i)	a company so resident in the United Kingdom; or

(ii)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(c)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company

“Tax Credit” means a credit against, relief or remission for, or repayment of any Tax.

“Tax Deduction” means a deduction or withholding for or on account of Tax from a payment under a Finance Document, other than a FATCA Deduction.

“Tax Payment” means either the increase in a payment made by an Obligor to a Finance Party under Clause 14.2 (Tax gross-up) or a payment under Clause 14.3 (Tax indemnity).

“TCA” means the Taxes Consolidation Act 1997 of Ireland.

“Treaty Lender” means a Belgian Treaty Lender, a French Treaty Lender, a German Treaty Lender, an Irish Treaty Lender or a UK Treaty Lender.

“UK Qualifying Lender” means

(a)	a Lender which is beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document and is:

(i)	a Lender:

(A)	which is a bank (as defined for the purpose of section 879 of the ITA) making an advance under a Finance Document and is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance or would be within such charge as respects such payments apart from section 18A of the CTA; or

(B)	in respect of an advance made under a Finance Document by a person that was a bank (as defined for the purpose of section 879 of the ITA) at the time that that advance was made and within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance; or

(ii)	a Lender which is:

(A)	a company resident in the United Kingdom for United Kingdom tax purposes;

(B)	a partnership each member of which is:

(1)	a company so resident in the United Kingdom; or

(2)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA;

(3)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company; or

(C)	a Treaty Lender; or

(b)	a Lender which is a building society (as defined for the purpose of section 880 of the ITA) making an advance under a Finance Document.

“UK Non-Bank Lender” means a Lender which gives a Tax Confirmation in the Assignment Agreement or Transfer Certificate which it executes on becoming a Party.

“UK Treaty Lender” means a Lender which:

(a)	is treated as a resident of a UK Treaty State for the purposes of the UK Treaty;

(b)	does not carry on a business in the United Kingdom through a permanent establishment with which that Lender’s participation in the Loan is effectively connected; and

(c)	fulfils any conditions which must be fulfilled under the UK Treaty in order to benefit from a full exemption from Tax imposed by the UK on interest payments such that any payment of interest may be made by the relevant UK Obligor to that Lender without a Tax Deduction, subject to the completion of any necessary procedural formalities.

“UK Treaty State” means a jurisdiction having a double taxation agreement (a “UK Treaty”) with the United Kingdom which makes provision for full exemption from tax imposed by the United Kingdom on interest.

14.2	Tax gross-up

(a)	Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(b)	The Company shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Agent accordingly. Similarly, a Lender shall notify the Agent on becoming so aware in respect of a payment payable to that Lender. If the Agent receives such notification from a Lender it shall notify the Company and the relevant Obligor.

(c)	Subject to the limitations and exclusions herein, if a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d)	A payment shall not be increased under paragraph (c) above by reason of a Tax Deduction on account of Tax imposed by the Relevant Tax Jurisdiction if on the date on which the payment falls due:

(i)	the payment could have been made to the relevant Lender without a Tax Deduction if the Lender had been a Qualifying Lender, but on that date that Lender is not or has ceased to be a Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty or any published practice or published concession of any relevant taxing authority; or

(ii)	the relevant Lender is a UK Qualifying Lender solely by virtue of paragraph (a)(ii) of the definition of UK Qualifying Lender and:

(A)	an officer of H.M. Revenue & Customs has given (and not revoked) a direction (a “Direction”) under section 931 of the ITA which relates to the payment and that Lender has received from the Obligor making the payment or from the Company a certified copy of that Direction; and

(B)	the payment could have been made to the Lender without any Tax Deduction if that Direction had not been made; or

(iii)	the relevant Lender is a UK Qualifying Lender solely by virtue of paragraph (a)(ii) of the definition of UK Qualifying Lender and:

(A)	the relevant Lender has not given a Tax Confirmation to the Company; and

(B)	the payment could have been made to the Lender without any Tax Deduction if the Lender had given a Tax Confirmation to the Company, on the basis that the Tax Confirmation would have enabled the Company to have formed a reasonable belief that the payment was an “excepted payment” for the purpose of section 930 of the ITA; or

(iv)	the relevant Lender is a Treaty Lender and the Obligor making the payment is able to demonstrate that the payment could have been made to the Lender without the Tax Deduction had that Lender complied with its obligations under paragraph (h) or (i) (as applicable) below, provided that the exclusion for changes after the date a Lender became a Lender under this Agreement in paragraph (i) above shall not apply in respect of any Tax Deduction on account of Tax imposed by France on a payment made to a Lender if such Tax Deduction is imposed solely because this payment is made to an account opened in the name of or for the benefit of that Lender in a financial institution situated in a French Non-Cooperative State.

(e)	If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(f)	Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Agent for the Finance Party entitled to the payment a valid original certificate of deduction of Tax or if unavailable such other evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

(g)	Subject to paragraph (c) of Clause 14.8 (FATCA Information), each Lender shall, on request of an Obligor, provide any information which is reasonably necessary to enable that Obligor to comply with its obligations under sections 891A, 891E, 891F and 891G of the TCA.

(h)

(i)	Subject to paragraph (i) below, each Treaty Lender and each Obligor which makes a payment to which that Treaty Lender is entitled, shall co-operate in completing any procedural formalities necessary for that Obligor to obtain authorisation to make that payment without a Tax Deduction.

(ii)

(A)	A UK Treaty Lender which becomes a Party on the day on which this Agreement is entered into that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall confirm its scheme reference number and its jurisdiction of tax residence opposite its name in Part 2 of Schedule 1 (The Parties); and

(B)	a New Lender that is a UK Treaty Lender that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall confirm its scheme reference number and its jurisdiction of tax residence in the agreement which it executes upon becoming a party to this Agreement, and, having done so, that UK Treaty Lender shall be under no obligation pursuant to paragraph (i) above.

(i)	If a UK Treaty Lender has confirmed its scheme reference number and its jurisdiction of tax residence in accordance with paragraph (h)(ii) above and:
(i)	a Borrower making a payment to that UK Treaty Lender has not made a Borrower DTTP Filing in respect of that UK Treaty Lender; or

(ii)	a Borrower making a payment to that UK Treaty Lender has made a Borrower DTTP Filing in respect of that UK Treaty Lender but:

(A)	that Borrower DTTP Filing has been rejected by HM Revenue & Customs; or

(B)	HM Revenue & Customs has not given the Borrower authority to make payments to that UK Treaty Lender without a Tax Deduction within 60 days of the date of the Borrower DTTP Filing,

and in each case, the Borrower has notified that UK Treaty Lender in writing, that UK Treaty Lender and the Borrower shall co-operate in completing any additional procedural formalities necessary for that Borrower to obtain authorisation to make that payment without a Tax Deduction.

(j)	If a UK Treaty Lender has not confirmed its scheme reference number and jurisdiction of tax residence in accordance with paragraph (g)(ii) above, no Obligor shall make a Borrower DTTP Filing or file any other form relating to the HMRC DT Treaty Passport scheme in respect of that UK Treaty Lender’s Commitment(s) or its participation in any Loan unless the UK Treaty Lender otherwise agrees.

(k)	A Borrower shall, promptly on making a Borrower DTTP Filing, deliver a copy of that Borrower DTTP Filing to the Agent for delivery to the relevant UK Treaty Lender.

(l)	A UK Non-Bank Lender shall promptly notify the Company and the Agent if there is any change in the position from that set out in the Tax Confirmation.

14.3	Tax indemnity

(a)	Except as provided in (b) below, the Company shall (within 5 Business Days of demand by the Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines (in its absolute discretion) has been or will be (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document.

(b)	Paragraph (a) above shall not apply:

(i)	with respect to any Tax assessed on a Finance Party:

(A)	under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

(B)	under the law of the jurisdiction in which that Finance Party’s Facility Office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

(ii)	to the extent a loss, liability or cost:

(A)	is compensated for by an increased payment under Clause 14.2 (Tax gross-up);

(B)	would have been compensated for by an increased payment under Clause 14.2 (Tax gross-up) but was not so compensated solely because one of the exclusions in paragraph (d) of Clause 14.2 (Tax gross-up) applied;

(C)	relates to a FATCA Deduction required to be made by a Party;

(D)	is suffered or incurred in respect of any Bank Levy (or any payment attributable to, or liability arising as a consequence of, a Bank Levy); or

(iii)	with respect to any Tax that arises as a result of any Finance Party having a substantial interest (aanmerkelijk belang) as defined in the Netherlands Income Tax Act 2001 (Wet Inkomstenbelasting 2001) in an Obligor.

(c)	A Protected Party making, or intending to make a claim under paragraph (a) above shall promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent shall notify the Company.

(d)	A Protected Party shall, on receiving a payment from an Obligor under this Clause 14.3, notify the Agent.

14.4	Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party determines (in its absolute discretion) that:

(a)	a Tax Credit is attributable to an increased payment of which that Tax Payment forms part, to that Tax Payment or to a Tax Deduction in consequence of which that Tax Payment was required; and

(b)	that Finance Party has obtained and utilised that Tax Credit on an affiliated group basis,

the Finance Party shall pay an amount to the Obligor which that Finance Party determines (in its absolute discretion) will leave it (after that payment) in the same after-Tax position as it would have been in had the Obligor not been required to make the Tax Payment.

14.5	Lender status confirmation

(a)	Each Lender which becomes a Party to this Agreement after the date of this Agreement shall indicate, in the agreement which it executes on becoming a Party, and for the benefit of the Agent and without liability to any Obligor, which of the following categories it falls in in respect of each of a Belgian Borrower, a French Borrower, a German Borrower, an Irish Borrower and a UK Borrower:

(i)	not a Qualifying Lender;

(ii)	a Qualifying Lender (other than a Treaty Lender); or

(iii)	a Treaty Lender,

and that it either is or is not incorporated or acting through a Facility Office situated in a French Non-Cooperative State

(b)	Upon written request of the Company to an Original Lender (such request to be given no later than 15 (fifteen) Business Days before the first interest payment date), that Original Lender shall indicate, before the first interest payment date, in which of the above categories it falls, in respect of each Borrower including any French Borrower.

(c)	Notwithstanding paragraphs (a) and (b) above, no Lender shall be obliged to indicate which of the categories it falls in in respect of a Belgian Borrower, French Borrower, German Borrower, Irish Borrower or UK Borrower if on the date that Lender becomes a party to this Agreement, there is no Belgian Borrower, French Borrower, German Borrower, Irish Borrower or UK Borrower (as applicable). If a New Lender otherwise fails to indicate its status in accordance with this Clause 14.5 then such New Lender shall be treated for the purposes of this Agreement (including by each Obligor) as if it is not a Qualifying Lender until such time as it notifies the Agent which category applies (and the Agent, upon receipt of such notification, shall inform the Company). For the avoidance of doubt, the agreement executed by the relevant New Lender on becoming a Party shall not be invalidated by any failure of a Lender to comply with this Clause 14.5.

14.6	Stamp taxes

The Company shall pay and, within five Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, stamp duty reserve, documentary, registration and other similar Taxes payable in respect of any Finance Document.

14.7	Value added tax

(a)	All amounts set out, or expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for a supply for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply, and accordingly, subject to paragraph (b) below, if VAT is or becomes chargeable on any supply made by any Finance Party to any Party under a Finance Document and such Finance Party is required to account to the relevant tax authority for the VAT, that Party shall pay to such Finance Party (in addition to and at the same time as paying the consideration for such supply) an amount equal to the amount of the VAT (and such Finance Party shall promptly provide an appropriate VAT invoice to such Party).

(b)	If VAT is or becomes chargeable on any supply made by any Finance Party (the “Supplier”) to any other Finance Party (the “Recipient”) under a Finance Document, and any Party other than the Recipient (the “Relevant Party”) is required by the terms of any Finance Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):

(i)	(where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Recipient must (where this paragraph (i) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(ii)	(where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(c)	Where a Finance Document requires any Party to reimburse or indemnify a Finance Party for any cost or expense, that Party shall reimburse or indemnify (as the case may be) such Finance Party for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Finance Party reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(d)	Any reference in this Clause 14.7 to any Party shall, at any time when such Party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated as making the supply, or (as appropriate) receiving the supply, under grouping rules as provided for in Article 11 of the Council Directive 2006/112/EC (or as implemented by a member state of the European Union).

(e)	In relation to any supply made by a Finance Party to any Party under a Finance Document, if reasonably requested by such Finance Party, that Party must promptly provide such Finance Party with details of that Party’s VAT registration and such other information as is reasonably requested in connection with such Finance Party’s VAT reporting requirements in relation to such supply.

(f)	Notwithstanding paragraphs (a) through (e) above, no Obligor is required to pay VAT if such VAT is solely due because a Finance Party has voluntarily opted to subject a payment to VAT, unless the Obligor is able to claim such VAT as input VAT. The Obligor shall cooperate and provide reasonable information in respect of such claim for refund as input VAT.

14.8	FATCA Information

(a)	Subject to paragraph (c) below, each Party shall, within ten Business Days of a reasonable request by another Party:

(i)	confirm to that other Party whether it is:

(A)	a FATCA Exempt Party; or

(B)	not a FATCA Exempt Party; and

(ii)	supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party’s compliance with FATCA; and

(iii)	supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party’s compliance with any other law, regulation, or exchange of information regime.

(b)	If a Party confirms to another Party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)	Paragraph (a) above and paragraph (g) of Clause 14.2 (Tax gross-up) shall not oblige any Finance Party to do anything, and paragraph (a)(iii) above shall not oblige any other Party to do anything, which would or might in its reasonable opinion constitute a breach of:

(i)	any law or regulation;

(ii)	any fiduciary duty; or

(iii)	any duty of confidentiality.

(d)	If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraph (a)(i) or (ii) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

(e)	If a Borrower is a US Tax Obligor, or where the Agent reasonably believes that its obligations under FATCA or any other applicable law or regulation require it, each Lender shall, within ten Business Days of:

(i)	where a Borrower is a US Tax Obligor and the relevant Lender is an Original Lender, the date of this Agreement;

(ii)	where a Borrower is a US Tax Obligor on a Transfer Date or date on which an increase in Commitments takes effect pursuant to Clause 2.2 (Increase) and the relevant Lender is a New Lender, the relevant Transfer Date or date on which an increase in Commitments takes effect pursuant to Clause 2.2 (Increase);

(iii)	where a Borrower is not a US Tax Obligor, the date of a request from the Agent, supply to the Agent:

(A)	a withholding certificate on Form W-8 or Form W-9 (or any successor form) (as applicable);

(B)	any withholding statement and other documentation, authorisations and waivers as the Agent may require to certify or establish the status of such Lender under FATCA or that other law or regulation.

(f)	The Agent shall provide any withholding certificate, withholding statement, documentation, authorisations and waivers it receives from a Lender pursuant to this paragraph (e) above to the relevant Borrower.

(g)	If any withholding certificate, withholding statement, document, authorisation or waiver provided to the Agent by a Lender pursuant to paragraph (e) above is or becomes materially inaccurate or incomplete, that Lender shall promptly update it and provide such updated withholding certificate, withholding statement, document, authorisation or waiver to the Agent unless it is unlawful for the Lender to do so (in which case the Lender shall promptly notify the Agent). The Agent shall provide any such updated withholding certificate, withholding statement, document, authorisation or waiver to the relevant Borrower

(h)	The Agent may rely on any withholding certificate, withholding statement, document, authorisation or waiver it receives from a Lender pursuant to paragraph (e) or (g) above without further verification. The Agent shall not be liable for any action taken by it under or in connection with paragraph (e), (f) or (g) above.

(i)	Each Lender shall confirm to the Agent that it is a FATCA Exempt Party within ten Business Days of:

(i)	whether the relevant Lender is an Original Lender, the date of this Agreement; or

(ii)	where the Lender is a New Lender, the relevant Transfer Date.

(j)	If a Lender subsequently becomes aware that it has ceased to be a FATCA Exempt Party, that Lender shall immediately notify the Agent.

14.9	FATCA Deduction

(a)	Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)	Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify the Company and the Agent and the Agent shall notify the other Finance Parties.

15.	INCREASED COSTS

15.1	Increased costs

(a)	Subject to Clause 15.3 (Exceptions) the Company shall (or shall procure that an Obligor will), within 10 Business Days of a demand by the Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation; or

(ii)	compliance with any law or regulation made after the date of this Agreement (including, for the avoidance of doubt, any law or regulation in relation to the implementation or application of, or compliance with, Basel III or to the extent that it relates to Basel III, CRD IV or any law or regulation that implements or applies Basel III or CRD IV to the extent that it relates to Basel III to the extent enacted after the date of this Agreement).

(b)	In this Agreement:

“Increased Costs” means:

(i)	a reduction in the rate of return from the Facility or on a Finance Party’s (or its Affiliate’s) overall capital;

(ii)	an additional or increased cost; or

(iii)	a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or an Ancillary Commitment or funding or performing its obligations under any Finance Document.

“Basel III” means:

(i)	the agreements on capital requirements, a leverage ratio and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement, standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated; and

(ii)	any further guidance or standards published by the Basel Committee on Banking Supervision relating to “Basel III”.

“CRD IV” means:

(i)	Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms; and

(ii)	Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC.

15.2	Increased cost claims

(a)	A Finance Party intending to make a claim pursuant to Clause 15.1 (Increased costs) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Company.

(b)	Each Finance Party shall, together with its demand, provide a certificate to the Agent confirming the amount and basis of calculations of its Increased Costs.

15.3	Exceptions

(a)	Clause 15.1 (Increased costs) does not apply to the extent any Increased Cost is:

(i)	attributable to a Tax Deduction required by law to be made by an Obligor;

(ii)	attributable to a FATCA Deduction required to be made by a Party;

(iii)	compensated for by Clause 14.3 (Tax indemnity) (or would have been compensated for under Clause 14.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 14.3 (Tax indemnity) applied);

(iv)	attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation or the gross negligence of any of them;

(v)	attributable to the implementation or application of or compliance with the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the date of this Agreement (but excluding any amendment arising out of Basel III) (“Basel II”) or any other law or regulation which implements Basel II (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates) (but excluding for the avoidance of doubt, any amendment arising out of Basel III and/or CRD IV (in each case, unless a Finance Party was or reasonably should have been aware of such Increased Cost on the date on which it became a Finance Party under this Agreement)); and/or

(vi)	suffered or incurred in respect of any Bank Levy (or any payment attributable to, or any liability arising as a consequence of, a Bank Levy).

(b)	In this Clause 15.3, a reference to a “Tax Deduction” has the same meaning given to the term in Clause 14.1 (Definitions).

16.	OTHER INDEMNITIES

16.1	Currency indemnity

(a)	If any sum due from an Obligor under the Finance Documents (a “Sum”), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the “First Currency”) in which that Sum is payable into another currency (the “Second Currency”) for the purpose of:

(i)	making or filing a claim or proof against that Obligor;

(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall as an independent obligation, within 10 Business Days of demand, indemnify each Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)	Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

16.2	Other indemnities

(a)	The Company shall (or shall procure that an Obligor will), within 10 Business Days of demand, indemnify each Finance Party against any cost, loss or liability incurred by that Finance Party as a result of:

(i)	the occurrence of any Event of Default;

(ii)	a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 29 (Sharing among the Finance Parties);

(iii)	funding, or making arrangements to fund, its participation in a Loan requested by a Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone); or

(iv)	a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment given by a Borrower or the Obligors’ Agent.

(b)	The Company shall within 10 Business Days of demand indemnify each Finance Party, each Affiliate of a Finance Party and each officer or employee of a Finance Party or its Affiliate (each an “Indemnified Person”), against any cost, loss, liability or expense (limited, in the case of legal fees and expenses, to one counsel to such Indemnified Persons taken as a whole and in the case of a conflict of interest, one additional counsel to the affected Indemnified Persons similarly situated, taken as a whole (and if reasonably necessary one local counsel in any relevant jurisdiction)) incurred by that Indemnified Person in connection with or arising out of litigation, arbitration, administrative proceedings or regulatory enquiry commenced or threatened relating to an acquisition, or the funding of the acquisition using the proceeds of a Loan, except to the extent such cost, loss, liability or expense resulted (i) directly from fraud, the gross negligence or wilful misconduct of that Indemnified Person or results from such Indemnified Person breaching a term of, or not complying with, any of its obligations under the Finance Documents or any confidentiality undertaking given by the Indemnified Person or (ii) from or relates to any disputes solely among the Indemnified Persons and not arising out of any act or omission by any member of the Group.

16.3	Indemnity to the Agent

(a)	The Company shall (or shall procure that an Obligor will) promptly indemnify the Agent against any cost, loss or liability incurred by the Agent (acting reasonably) as a result of:

(i)	investigating any event which it reasonably believes is a Default;

(ii)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised; or

(iii)	instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under this Agreement; and

(b)	any cost, loss or liability incurred by the Agent in acting as Agent under the Finance Documents.

17.	MITIGATION BY THE LENDERS

17.1	Mitigation

(a)

Each Finance Party shall, in consultation with the Obligors’ Agent, take all reasonable steps to mitigate any circumstances which arise and which would result in the Facility ceasing to be available or any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 9.1 (Illegality), Clause 14 (Tax gross-up and indemnities) including any amount becoming payable under Clause 14 (Tax gross-up and indemnities) as a result of any Tax imposed by The Netherlands as a result of the implementation of the taxation on interest payments as announced in the 2017 Dutch Coalition Agreement (Regeerakkoord 2017 “Vertrouwen in de toekomst”) dated 10 October 2017, or Clause 15 (Increased costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b)	Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

17.2	Limitation of liability

(a)	The Company shall (or shall procure that an Obligor will) indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 17.1 (Mitigation).

(b)	A Finance Party is not obliged to take any steps under Clause 17.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

18.	COSTS AND EXPENSES

18.1	Transaction expenses

The Company shall (or shall procure that an Obligor will) within 10 Business Days of written demand to the Company pay the Agent and the Arrangers the amount of all costs and expenses (including, but not limited to, legal fees, subject to any agreed cap) reasonably incurred by any of them in connection with the negotiation, preparation, printing, execution and perfection of this Agreement and any other Finance Document.

18.2	Amendment costs

If (a) an Obligor requests an amendment, waiver or consent or (b) an amendment is required pursuant to Clause 30.9 (Change of currency), the Company shall (or shall procure that an Obligor will), within 10 Business Days of written demand to the Company, reimburse the Agent for the amount of all costs and expenses (including, but not limited to, legal fees, subject to any agreed cap) reasonably incurred by the Agent in responding to, evaluating, negotiating or complying with that request or requirement.

18.3	Enforcement and preservation costs

The Company shall (or shall procure that an Obligor will), within five Business Days of written demand to the Company, pay to each Finance Party the amount of all costs and expenses (including, but not limited to, legal fees) incurred by that Finance Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document.

19.	GUARANTEE AND INDEMNITY

19.1	Guarantee and indemnity

Each Guarantor irrevocably and unconditionally jointly and severally:

(a)	guarantees to each Finance Party punctual performance by each other Obligor of all the Obligors’ obligations under the Finance Documents;

(b)	undertakes with each Finance Party that whenever another Obligor does not pay any amount when due under or in connection with any Finance Document, that Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c)	agrees with each Finance Party that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Finance Party immediately on demand against any cost, loss or liability it incurs as a result of an Obligor not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Finance Document on the date when it would have been due. The amount payable by a Guarantor under this indemnity will not exceed the amount it would have had to pay under this Clause 19 if the amount claimed had been recoverable on the basis of a guarantee.

19.2	Continuing guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

19.3	Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of any Obligor or otherwise) is made by a Finance Party in whole or in part on the basis of any payment or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of each Guarantor under this Clause 19 will continue or be reinstated as if the discharge, release or arrangement had not occurred.

19.4	Waiver of defences

The obligations of each Guarantor under this Clause 19 (Guarantee and Indemnity) will not be affected by any act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Clause 19 (Guarantee and Indemnity) (without limitation and whether or not known to it or any Finance Party) including:

(a)	any time, waiver or consent granted to, or composition with, any Obligor or other person;

(b)	the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(e)	any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of a Finance Document or any other document including, without limitation, any change in the purpose of, any extension of or increase in any facility or the addition of any new facility under any Finance Document or other document;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document;

(g)	any insolvency or similar proceedings; or

(h)	any benefit (beneficio) under Spanish Law, including but not limited, benefits of prior exhaustion of the main debtor’s assets (excusión), division (división) and order (orden), which shall not in any event apply.

19.5	Guarantor intent

Without prejudice to the generality of Clause 19.4 (Waiver of defences), each Guarantor expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Finance Documents and/or any facility or amount made available under any of the Finance Documents (including pursuant to a Structural Adjustment) including, but not limited to, for the purposes of or in connection with any of the following: acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs and/or expenses associated with any of the foregoing.

19.6	Immediate recourse

Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or claim payment from any person before claiming from that Guarantor under this Clause 19 (Guarantee and Indemnity). This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

19.7	Appropriations

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

(a)	refrain from applying or enforcing any other moneys or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any moneys received from any Guarantor or on account of any Guarantor’s liability under this Clause 19 (Guarantee and Indemnity).

19.8	Deferral of Guarantors’ rights

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Agent otherwise directs, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents or by reason of any amount being payable, or liability arising, under this Clause 19 (Guarantee and Indemnity):

(a)	to be indemnified by an Obligor;

(b)	to claim any contribution from any other Guarantor of any Obligor’s obligations under the Finance Documents;

(c)	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee taken pursuant to, or in connection with, the Finance Documents by any Finance Party;

(d)	to bring legal or other proceedings for an order requiring any Obligor to make any payment, or perform any obligation, in respect of which any Guarantor has given a guarantee, undertaking or indemnity under Clause 19.1 (Guarantee and indemnity);

(e)	to exercise any right of set-off against any Obligor; and/or

(f)	to claim or prove as a creditor of any Obligor in competition with any Finance Party.

If a Guarantor receives any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Finance Parties by the Obligors under or in connection with the Finance Documents to be repaid in full on trust for the Finance Parties and shall promptly pay or transfer the same to the Agent or as the Agent may direct for application in accordance with Clause 30 (Payment Mechanics) of this Agreement.

19.9	Release of Guarantors’ right of contribution

If any Guarantor (a “Retiring Guarantor”) ceases to be a Guarantor in accordance with the terms of the Finance Documents for the purpose of any sale or other disposal of that Retiring Guarantor then on the date such Retiring Guarantor ceases to be a Guarantor:

(a)	that Retiring Guarantor is released by each other Guarantor from any liability (whether past, present or future and whether actual or contingent) to make a contribution to any other Guarantor arising by reason of the performance by any other Guarantor of its obligations under the Finance Documents; and

(b)	each other Guarantor waives any rights it may have by reason of the performance of its obligations under the Finance Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under any Finance Document taken pursuant to, or in connection with, any Finance Document where such rights are granted by or in relation to the assets of the Retiring Guarantor.

19.10	Additional guarantee

This guarantee is in addition to and is not in any way prejudiced by any other guarantee now or subsequently held by any Finance Party.

19.11	Dutch Guarantee Limitation

Notwithstanding any other provision of this Clause 19 (Guarantee and Indemnity) the guarantee, indemnity and other obligations of any Dutch Obligor expressed to be assumed in this Clause 19 (Guarantee and Indemnity) shall be deemed not to be assumed by such Dutch Obligor to the extent that the same would constitute unlawful financial assistance within the meaning of Article 2:98c Dutch Civil Code or any other applicable financial assistance rules under any relevant jurisdiction (the “Prohibition”) and the provisions of this Agreement and the other Finance Documents shall be construed accordingly. For the avoidance of doubt it is expressly acknowledged that the relevant Dutch Obligors will continue to guarantee all such obligations which, if included, do not constitute a violation of the Prohibition.

19.12	French Guarantee Limitation

(a)	The obligations and liabilities of any French Guarantor under this Clause 19 (Guarantee and Indemnity) shall not include any obligation or liability of any Obligor under the Hedging Agreements to the Hedge Counterparties.

(b)	The obligations and liabilities of any French Guarantor under this Clause 19 (Guarantee and Indemnity) shall not include any obligation or liability which if incurred would (i) constitute the provision of financial assistance within the meaning of article L.225-216 of the French Code de commerce in connection with the subscription, or the acquisition or the refinancing of the acquisition of its shares or of the shares of its parent companies and/or (ii) would constitute a misuse of corporate assets or powers within the meaning of article L.241-3, L.242-6 or L.244-1 of the French Code de commerce, or any other laws or regulations having the same effect, as interpreted by French courts.

(c)	The obligations and liabilities of each French Guarantor under this Clause 19 (Guarantee and Indemnity) for the obligations under the Finance Documents of any other Obligor which is not a Restricted Subsidiary of such French Guarantor shall be limited, at any time, to an amount equal to the lower of (i) that portion of the aggregate of all amounts borrowed under this Agreement by such other Obligor which has been directly or indirectly on-lent by such Obligor to such French Guarantor under intercompany loan agreements and/or shareholders’ advances and, (ii) the outstanding amounts under such intercompany loan agreements and/or shareholders’ advances at the date a payment is to be made by such French Guarantor under this Clause 19 (Guarantee and Indemnity), it being specified that any payment made by such French Guarantor under this Clause 19 (Guarantee and Indemnity) in respect of the obligations of such Obligor shall automatically reduce pro tanto the outstanding amount of the intercompany loans and/or shareholders’ advances due by such French Guarantor to the relevant Obligor.

(d)	The obligations and liabilities of each French Guarantor under this Clause 19 (Guarantee and Indemnity) for the obligations under the Finance Documents of any Obligor which is its Restricted Subsidiary shall not be limited and shall therefore cover all amounts due by such Restricted Subsidiary as Borrower and as Guarantor.

(e)	It is acknowledged that no French Guarantor is acting jointly and severally with the other Guarantors and that no French Guarantor shall be considered as “co-debiteur solidaire” as to its obligations pursuant to the guarantee given pursuant to this Clause 19 (Guarantee and Indemnity).

(f)	Notwithstanding any provision to the contrary in this Agreement:

(i)	the representations made in Clause 20 (Representations) by each French Guarantor shall be made for itself and for each of its Restricted Subsidiaries which is an Obligor only;

(ii)	the undertakings made in Clause 23 (General Undertakings) by each French Guarantor shall be made for itself and for each of its Restricted Subsidiaries which is an Obligor only.

19.13	German Guarantee Limitation

If the guarantee and indemnity granted in this Clause 19 (Guarantee and Indemnity) (the “Guarantee”) is given by a German GmbH Guarantor, the following shall apply:

(a)	The Finance Parties shall be entitled to enforce the Guarantee against the relevant German GmbH Guarantor without limitation in respect of:

(i)	all and any amounts which are owed under the Finance Documents by such German GmbH Guarantor itself or by any of its Subsidiaries; and

(ii)	all and any amounts which correspond to funds that have been borrowed under the Finance Documents or amounts borrowed or documentary credits or other financial accommodation provided under any Ancillary Facility, in each case to the extent on-lent or otherwise passed on to, or issued for the benefit of, the relevant German GmbH Guarantor or any of its Subsidiaries, or for the benefit of any of their creditors and in each case not repaid and outstanding from time to time ((i) and (ii) are collectively referred to as the “Unlimited Enforcement Events”).

(b)	Beyond the Unlimited Enforcement Events the Finance Parties shall not be entitled to enforce the Guarantee against the relevant German GmbH Guarantor if and to the extent that:

(i)	the Guarantee secures the obligations of an Obligor which is (x) a direct or indirect shareholder of the German GmbH Guarantor or (y) an affiliated company (verbundenes Unternehmen) within the meaning of section 15 of the German Stock Corporation Act (Aktiengesetz) of a shareholder of the German GmbH Guarantor (other than the German GmbH Guarantor and its Subsidiaries) (the “Up-Stream and/or Cross-Stream Guarantee”); and

(ii)	the enforcement would have the effect of (x) reducing the German GmbH Guarantor’s net assets (Reinvermögen) (the “Net Assets”) to an amount of less than its stated share capital (Stammkapital) or, if the Net Assets are already an amount of less than its stated share capital, of causing such amount to be further reduced and (y) thereby causing a violation of the capital maintenance requirements as set forth in section 30, para. 1 German Limited Liability Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung) as amended from time to time provided that the amount of the stated share capital to be taken into consideration shall be the amount registered in the commercial register at the date hereof, and any increase of the stated share capital registered after the date of this Agreement shall only be taken into account if such increase has been effected with the prior written consent of the Agent (such consent shall not be unreasonably withheld).

(c)	The Net Assets shall be calculated as an amount equal to the sum of the values of the German GmbH Guarantor’s assets (consisting of all assets which correspond to the items set forth in section 266 sub-section (2) A, B and C of the German Commercial Code (Handelsgesetzbuch) less the aggregate amount of the German GmbH Guarantor’s liabilities (consisting of all liabilities and liability reserves which correspond to the items set forth in section 266 sub-section (3) B, C and D of the German Commercial Code), save that:

(i)	any asset that is shown in the balance sheet with a book value (Buchwert) that is significantly lower than the market value of such asset and that can be realised shall be taken into account with its market value, to the extent that such assets are not necessary for the relevant German GmbH Guarantor’s business (nicht betriebsnotwendig) and to the extent that such realisation is necessary to satisfy the amount owed under the Guarantee (for the purpose of this sub-paragraph (i) book value being significantly lower than the market value shall as a general rule be assumed if the book value is 35 per cent. lower than the market value);

(ii)	obligations under loans provided to the German GmbH Guarantor by any member of the Group shall not be taken into account as liabilities as far as such loans are subordinated by law or by contract at least to the claims of the unsubordinated creditors of the German GmbH Guarantor; and

(iii)	obligations under loans or other contractual liabilities incurred by the German GmbH Guarantor in a culpable (schuldhaft) violation of the provisions of the Finance Documents shall not be taken into account as liabilities.

The Net Assets shall be determined in accordance with the generally accepted accounting principles applicable from time to time in Germany (Grundsätze ordnungsmäßiger Buchführung) and, to the extent such accounting principles provide for discretion, be based on the same principles that were applied by the German GmbH Guarantor in the preparation of its most recent annual balance sheet (Jahresbilanz) and, in any event, in accordance with the jurisprudence from time to time of the German Federal Court of Justice (Bundesgerichtshof) relating to the protection of liable capital under Sections 30 and 31 of the German Limited Liability Companies Act.

(d)	The limitations set out in paragraph (b) above shall only apply if:

(i)	the German GmbH Guarantor delivers to the Agent, without undue delay but not later than within 10 Business Days (or such longer period as has been agreed between the German GmbH Guarantor and the Agent) after receipt of a request for payment under the Guarantee by the Agent, a determination prepared by the German GmbH Guarantor’s management stating which amount of the Up-Stream and/or Cross-Stream Guarantee cannot be enforced as it would cause the Net Assets of the relevant German GmbH Guarantor being less than its stated share capital or, if the Net Assets are already an amount of less than its stated share capital, of causing such amount to be further reduced and why such enforcement would lead to a violation of the capital maintenance rules as set forth in section 30, para. 1 German Limited Liability Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung) (taking into account the adjustments set out in paragraph (c) above) (the “Management Determination”); and

(ii)

provided that the Agent (acting reasonably) disagrees with the Management Determination, the German GmbH Guarantor delivers to the Agent, without undue delay but not later than within 20 Business Days (or such longer period as has been agreed between the German GmbH Guarantor and the Agent) from the date the Agent has contested the Management Determination, an up to date balance sheet prepared by a firm of auditors of international standard and reputation which shows the amount of the Up-Stream and/or Cross-Stream Guarantee that cannot be enforced without the Net Assets of the relevant German GmbH Guarantor becoming less than its stated share capital or, if the Net Assets are already an amount of less than its stated share capital, of causing such amount to be further reduced and why such enforcement would lead to a violation of the capital maintenance rules as set forth in section 30, para. 1 German Limited Liability Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung) (the “Balance Sheet”). The Balance Sheet shall be prepared in accordance with the principles set out in paragraph (c) above and shall contain further information (in reasonable detail) relating to items to be adjusted pursuant to paragraph (c) above.

If the German GmbH Guarantor fails to deliver the Management Determination or the Balance Sheet within the aforementioned time periods, the Finance Parties shall be entitled to enforce the Guarantee irrespective of the limitations set out in paragraph (b) above.

(e)	If the Finance Parties disagree with the Management Determination and/or the Balance Sheet, they shall be entitled to enforce the Guarantee up to the amount which, according to the Management Determination or the Balance Sheet, as the case may be, can be enforced in compliance with the limitations set out in paragraph (b) above. In relation to any additional amounts for which the German GmbH Guarantor is liable under the Guarantee, the Finance Parties shall be entitled to further pursue their claims (if any) and the relevant German GmbH Guarantor shall be entitled to prove that this amount is necessary for maintaining its stated share capital (calculated as of the date the demand under the Guarantee was made).

(f)	No reduction of the amount enforceable under this Clause 19.13 (German Guarantee Limitation) will prejudice the right of the Finance Parties to continue enforcing the Guarantee (subject always to the operation of the limitations set out above at the time of such enforcement) until full satisfaction to the claims guaranteed.

19.14	Ireland Guarantee Limitation

The guarantee and indemnity contained in this Clause 19 (Guarantee and Indemnity) (the “Guarantee”) does not apply to any liability to the extent that it would result in the Guarantee constituting unlawful financial assistance within the meaning of Section 82 of the Companies Act 2014 (as amended) or any equivalent and applicable provisions under the laws of any Relevant Jurisdiction.

19.15	Belgian Guarantee Limitation

The guarantee, indemnity and other obligations of a Belgian Guarantor under the Finance Documents and the Notes Documents (as defined in the Bond Indenture) shall not include any liability which would constitute unlawful financial assistance within the meaning of Article 629 (or its equivalent) of the Belgian Companies Code and shall be limited, at any time, to a maximum aggregate amount equal to the greater of:

(a)	an amount equal to 90 per cent. of such Belgian Guarantor’s net assets (as determined in accordance with the Belgian Companies Code and accounting principles generally accepted in Belgium, but not taking intra-group debts into account as debts) as shown by the latest audited financial statements publicly available on the date of this Agreement;

(b)	an amount equal to 90 per cent. of such Belgian Guarantor’s net assets (as determined in accordance with the Belgian Companies Code and accounting principles generally accepted in Belgium, but not taking intra-group debts into account as debts) as shown by the latest audited financial statements publicly available on the date on which the relevant demand is made; and

(c)	the aggregate amount outstanding on the day prior to the date on which the relevant demand is made of any intra-group loans or facilities made to such Belgian Guarantor by a Borrower or any Restricted Subsidiary of such Borrower using all or part of the proceeds of the Facility (whether or not such intra-group loan is retained by such Belgian Guarantor for its own purposes or on-lent to the Company or another Restricted Subsidiary of the Company).

19.16	Austrian Guarantee Limitation

(a)	Nothing in this Agreement or any other Finance Document shall be construed to create any obligation (Verpflichtung) or liability (Haftung) of an Austrian Guarantor to act in violation of mandatory Austrian capital maintenance rules (Kapitalerhaltungsvorschriften), including without limitation, Section 82 et seq. of the Austrian Act on Limited Liability Companies (Gesetz über Gesellschaften mit beschränkter Haftung) and/or Sections 52 and 65 et seq. of the Austrian Stock Corporation Act (Aktiengesetz), (the “Austrian Capital Maintenance Rules”), and all obligations or liabilities of the Austrian Guarantor under this Agreement or any other Finance Document shall at all times be limited so that at no time the obligations or liabilities of the Austrian Guarantor hereunder would violate Austrian Capital Maintenance Rules. Should any obligation or liability of the Austrian Guarantor under this Agreement or any other Finance Document violate or contradict Austrian Capital Maintenance Rules and therefore be held invalid or unenforceable (in whole or in part), such obligation or liability shall be deemed to be replaced by an obligation or liability of a similar nature which is in compliance with Austrian Capital Maintenance Rules and which provides the best possible security interest in favour of the Finance Parties. By way of example, should it be held that any obligation or liability under this Agreement or any other Finance Document contradicts Austrian Capital Maintenance Rules, the obligations and liabilities of the Austrian Guarantor under this Agreement or any other Finance Document shall be reduced to a maximum amount which is permitted pursuant to Austrian Capital Maintenance Rules.

(b)	To the extent the creation, perfection or enforcement of such obligation or liability results in an actual risk to any officer of an Austrian Guarantor of contravention of his fiduciary duties and/or of civil or criminal liability because of a violation of Austrian Capital Maintenance Rules and management of the Austrian Guarantor can demonstrate that the enforcement of the respective obligation or liability would result in such risk, the amount then payable in respect of such obligation or liability shall be reduced to the maximum amount then permissible to be paid in accordance with Austrian Capital Maintenance Rules.

(c)	Whereas the Parties acknowledge that the limitations set out in this Agreement may reduce any payment permissible at a given time by the Austrian Guarantor under this Agreement or any other Finance Document to a small amount or even zero, no reduction of an amount enforceable hereunder pursuant to these limitations will prejudice the rights of the Finance Parties to continue enforcing their rights under this Agreement (subject always to the limitations set out in this Agreement) until full satisfaction of the guaranteed obligations and liabilities.

19.17	Swedish Guarantee Limitation

The obligations of a Swedish Guarantor in its capacity as Guarantor under this Clause 19 in respect of obligations owed by parties other than itself and its wholly-owned subsidiaries (as defined in the Swedish Companies Act (Aktiebolagslagen (2005:551)) shall be limited if (and only if) and to the extent required by an application of the provisions of the Swedish Companies Act regulating distribution of assets (including profits and dividends and any other form of transfer of value (värdeöverföring) within the meaning of the Swedish Companies Act) provided that all steps open to such Swedish Guarantor and all its shareholders to authorise its obligations under the Finance Documents have been taken. It is agreed that the obligations of a Swedish Guarantor in its capacity as Guarantor under this Clause 19 only applies to the maximum extent permitted by the above mentioned provisions of the Swedish Companies Act.

19.18	Spanish Guarantee Limitation

Any guarantee, security, indemnity, obligation and liability granted, incurred, undertaken, assumed or otherwise agreed by a Spanish Obligor under any Finance Document shall not extend to any liabilities to the extent that the same would cause a breach of the financial assistance prohibitions stated in article 150 of the Spanish Companies Law (Real Decreto Legislativo 1/2010, de 2 de julio, por el que se aprueba el texto refundido de la Ley de Sociedades de Capital) and, in that case, all provisions of this Agreement shall be construed accordingly in the sense that, in no case, can any guarantee, security, indemnity, obligation and/or liability given by a Spanish Obligor secure repayment of the abovementioned funds.

19.19	Limitation

This guarantee does not apply to any liability to the extent that it would result in this guarantee being illegal or contravening any applicable law or regulation in the jurisdiction of a Guarantor concerning financial assistance by that Guarantor for the acquisition of, or subscription for, shares and with respect to any Additional Guarantor is subject to any limitation set out in the Accession Letter applicable to such Additional Guarantor.

20.	REPRESENTATIONS

Each Obligor makes the representations and warranties set out in this Clause 20 to each Finance Party on the dates set out in Clause 20.16 (Time when representations made) (in the case of any Obligor other than the Company, only in relation to itself and its Restricted Subsidiaries that are Material Companies and, in the case of the Company, in respect of itself and its Restricted Subsidiaries that are Material Companies).

20.1	Status

(a)	It and each of its Restricted Subsidiaries that are Material Companies is a limited liability company or a corporation, duly incorporated and validly existing under the law of its respective jurisdiction of incorporation.

(b)	It and each of its Restricted Subsidiaries that are Material Companies has the power to own its assets and carry on its business as it is being conducted.

20.2	Binding obligations

The obligations expressed to be assumed by it in each Finance Document are, subject to any general principles of law as at the date of this Agreement limiting its obligations that are specifically referred to in any legal opinion delivered pursuant to Clause 4 (Conditions of Utilisation) or Clause 26 (Changes to the Obligors) and perfection requirement referred to in the relevant Legal Opinion, legal, valid, binding and enforceable obligations.

20.3	Non-conflict with other obligations

The entry into and performance by it, of, and the transactions contemplated by, the Finance Documents do not and will not conflict with:

(a)	any material law or regulation applicable to it;

(b)	the constitutional documents of it or any of its Restricted Subsidiaries that is an Obligor; or

(c)	any agreement or instrument binding upon it or any Material Company or any of its or any Material Company’s assets or constitute a default or termination event (however described) under any such agreement or instrument in a manner which has or is reasonably likely to have a Material Adverse Effect.

20.4	Power and authority

(a)	It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents.

(b)	No limit on its powers will be exceeded as a result of the borrowing or giving of guarantees or indemnities contemplated by the Finance Documents to which it is a party.

20.5	Validity and admissibility in evidence

(a)	All Authorisations required:

(i)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party; and

(ii)	to make the Finance Documents to which it is a party admissible in evidence in each Relevant Jurisdiction,

have been obtained or effected and are in full force and effect.

(b)	All Authorisations necessary for the conduct of its and its Restricted Subsidiaries’ that are Material Companies trade and ordinary activities have been obtained or effected and are in full force and effect if failure to obtain or effect those Authorisations has or is reasonably likely to have a Material Adverse Effect.

20.6	Governing law and enforcement

(a)	The choice of governing law of each of the Finance Documents will be recognised and enforced in its Relevant Jurisdiction, subject to any general principles of law as at the date of this Agreement limiting its obligations that are specifically referred to in any legal opinion delivered pursuant to Clause 4 (Conditions of Utilisation) or Clause 26 (Changes to the Obligors).

(b)	Any judgment obtained in relation to a Finance Document in the jurisdiction of the governing law of that Finance Document will be recognised and enforced in each Relevant Jurisdiction, subject to any general principles of law as at the date of this Agreement limiting its obligations that are specifically referred to in any legal opinion delivered pursuant to Clause 4 (Conditions of Utilisation) or Clause 26 (Changes to the Obligors).

20.7	Insolvency

No corporate action, legal proceeding or other formal procedure or step described in paragraphs (3) of Schedule 14 (Events of Default) has, in each case, subject to the thresholds and exceptions set out in those paragraphs and the other provisions in such Schedule, been taken or, to the actual knowledge of the Company, threatened in relation to a Material Company and none of the circumstances described therein applies to a Material Company and, in each case, excluding any such actions, proceedings procedures, steps or processes which have been discharged, revoked or otherwise lapsed.

20.8	Deduction of Tax

(a)	In respect of a payment by the Original Borrower, it is not required to make any deduction for or on account of Tax from any payment it may make under any Finance Document.

(b)	In respect of a payment made by a Belgian Obligor, a French Obligor, a German Obligor or an Irish Obligor, it is not required to make any deduction for or on account of Tax from any payment it may make under any Finance Document to a Lender which is a ‘Qualifying Lender’.

(c)	In respect of a payment made by a UK Obligor, it is not required to make any Tax Deduction from any payment it may make under any Finance Document to a Lender which is:

(i)	a UK Qualifying Lender:

(A)	falling within paragraph (a)(i) of the definition of ‘UK Qualifying Lender’; or

(B)	except where a Direction has been given under section 931 of the ITA in relation to the payment concerned, falling within paragraph (a)(ii) of the definition of ‘UK Qualifying Lender’; or

(C)	falling within paragraph (b) of the definition of ‘UK Qualifying Lender’ or;

(ii)	a UK Treaty Lender and the payment is one specified in a direction given by the Commissioners of Revenue & Customs under Regulation 2 of the Double Taxation Relief (Taxes on Income) (General) Regulations 1970 (SI 1970/488).

20.9	No default

(a)	No Event of Default and, on the Closing Date, no Default has occurred and is continuing or is reasonably likely to result from the making of any Utilisation or the entry into or the performance of any Finance Document.

(b)	No other event or circumstances is outstanding which constitutes (or, with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing, would constitute) a default or termination event (however described) under any other agreement or instrument which is binding on it or any of its Restricted Subsidiaries that are Material Companies or to which its (or any of its Restricted Subsidiaries’ (which are Material Companies)) assets are subject which has or is reasonably likely to have a Material Adverse Effect.

20.10	No misleading information

(a)	The Business Plan and underlying assumptions in developing the financial projections and forecasts have been prepared on the basis of recent historical information and, to the best of our knowledge, are fair and based on reasonable assumptions, including projects that have been approved by the managing board of the Company and other projects being considered by management, generally in support of the customer and anticipated growth requirements of the business.

(b)	The expressions of opinion or intention provided by or on behalf of an Obligor for the purposes of the Business Plan were made after careful consideration and (as at the date of the Business Plan) were fair and based on reasonable grounds.

(c)	No event or circumstance has occurred or arisen and no information has been omitted from the Business Plan and no information has been given or withheld that results in the information, opinions, intentions, forecasts or projections contained in the Business Plan being untrue or misleading in any material respect it being understood that projections are subject to significant uncertainties and contingencies, many of which are beyond the control of the Group and that no assurances can be given that such projections can be realised.

(d)	Any written factual information provided by or on behalf of any Obligor in relation to the Finance Documents was true and accurate in all material respects as at the date it was provided and is not misleading in any respect.

20.11	Financial statements

(a)	The Original Financial Statements were prepared in accordance with the Accounting Principles consistently applied.

(b)	Its unaudited Original Financial Statements fairly represent its financial condition and results of operations (consolidated in the case of the Company) for each relevant month.

(c)	Its audited Original Financial Statements give a true and fair view of its financial condition and results of operations (consolidated in the case of the Company) during the relevant financial year.

(d)	Its most recent financial statements delivered pursuant to Clause 21.1 (Financial statements):

(i)	have been prepared in accordance with the Accounting Principles as applied to the Original Financial Statements; and

(ii)	give a true and fair view (if audited) or fairly present (if unaudited) its consolidated financial condition as at the end of, and consolidated results of operations for, the period to which they relate.

20.12	No breach of laws

(a)	It has not (and none of its Restricted Subsidiaries that is a Material Company has) breached any law or regulation which breach has or is reasonably likely to have a Material Adverse Effect.

(b)	No labour disputes are current or, to the best of its knowledge and belief (having made due and careful enquiry), threatened against it or any of its Restricted Subsidiaries that is a Material Company which have or are reasonably likely to have a Material Adverse Effect.

20.13	Ranking

Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

20.14	Group Structure Chart

The Company represents that the Group Structure Chart delivered to the Agent pursuant to Part 1 of Schedule 2 (Conditions Precedent) is true, complete and accurate in all material respects and shows each member of the Group and, to the extent there applicable, all minority interests in any Subsidiary of the Company.

20.15	Centre of main interests and establishments

For the purposes of Regulation No. (EU) 2015/848 of the European Parliament and of the Council of 20 May 2015 on insolvency proceedings (recast) (the “Regulation”), the centre of main interest (as that term is used in Article 3(1) of the Regulation) of each Obligor incorporated in the European Union is situated in its jurisdiction of incorporation and it has no “establishment” (as that term is used in Article 2(10) of the Regulation) in any other jurisdiction.

20.16	Anti-Corruption law and Anti-money laundering laws

(a)	It and each member of the Group has conducted its business in compliance with all applicable anti-corruption and anti-money laundering laws and regulations, including, but not limited to, the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, anti-money laundering laws and regulations of the United Kingdom, the European Union, the United States and any related or similar statutes (including, but not limited to, the U.S. PATRIOT Act of 2001) (the “Anti-Corruption and Anti-Money Laundering Laws”) in all material respects.

(b)	Neither it nor any member of the Group will directly or knowingly (after due and careful enquiry) indirectly use the proceeds contemplated by this Agreement or lend, contribute or otherwise make available such proceeds to any subsidiary, affiliate, joint venture partner or other person or entity for the purpose of financing or facilitating any activity that would violate applicable Anti-Corruption and Anti-Money Laundering Laws.

20.17	Sanctions

(a)	Subject to paragraph (c) below, neither it nor any member of the Group, nor any directors or officers or, to the best of its knowledge (after due and careful enquiry), employees of it or any member of the Group:

(i)	is a Restricted Party;

(ii)	has in the last three years received notice of, or is otherwise aware of, any claim, action, suit, proceedings or investigations with respect to Sanctions;

(iii)	is engaging or has engaged in any transaction that evades or avoids, or has the purpose of evading or avoiding, or breaches or attempts to breach, directly or knowingly (after due and careful enquiry) indirectly, any Sanctions applicable to it; or

(iv)	has engaged or is engaging, directly or knowingly (after due and careful enquiry) indirectly, in any trade, business or other activities with or for the benefit of any Restricted Party in violation of Sanctions.

(b)	Subject to paragraph (c) below, it and each member of the Group has implemented policies and procedures designed to promote and achieve compliance with Sanctions.

(c)	With regard to any member of the Group incorporated in Germany, the representations set forth in this Clause 20.17 apply at the date of this Agreement but shall not apply thereafter if and to the extent that the expression of, or compliance with such representations would breach or conflict with mandatory provisions of German law (including section 7 of the German Foreign Trade Ordinance (Verordnung zur Durchführung des Außenwirtschaftsgesetzes), the European Council Regulation 2271/96 or any similar applicable anti-boycott law or regulation).

20.18	Times when representations made

(a)	All the representations and warranties in this Clause 20 are made by each Obligor on the date of this Agreement.

(b)	The Repeating Representations are deemed to be made by each Obligor on the date of each Utilisation Request, on each Utilisation Date and on the first day of each Interest Period.

(c)	Paragraph (d) of Clause 20.11 (Financial Statements) is deemed to be made by the Company on the date the applicable Annual Financial Statements or Quarterly Financial Statements are delivered pursuant to Clause 21.1 (Financial statements).

(d)	All representations and warranties in this Clause 20 (except Clause 20.10 (No misleading information), Clause 20.11 (Financial Statements) and Clause 20.14 (Group Structure Chart)) are deemed to be made by each Additional Obligor on the day on which it becomes (or it is proposed that it becomes) an Additional Obligor.

(e)	Each representation or warranty deemed to be made after the date of this Agreement shall be deemed to be made by reference to the facts and circumstances existing at the date the representation or warranty is deemed to be made and, in relation to the repetition of the representation or warranty under paragraph (d) of Clause 20.11 (Financial Statements), by reference to the dates in respect of which the relevant accounts were prepared.

21.	INFORMATION UNDERTAKINGS

The undertakings in this Clause 21 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

In this Clause 21:

“Annual Financial Statements” means the financial statements for a Financial Year delivered pursuant to paragraph 1(a) of Schedule 13 (Information Undertakings).

“Quarterly Financial Statements” means the financial statements delivered pursuant to paragraph 1(b) of Schedule 13 (Information Undertakings).

21.1	Financial statements

The Company shall comply with the undertakings set forth in Schedule 13 (Information Undertakings).

21.2	Provision and contents of Compliance Certificate

(a)	The Company shall supply a Compliance Certificate to the Agent with each set of its audited consolidated Annual Financial Statements and each set of its consolidated Quarterly Financial Statements. The Compliance Certificate shall, amongst other things:

(i)	confirm, in relation to the relevant Quarter Date, the aggregate amount of the outstanding principal amount of all Loans;

(ii)	in respect of each Quarter Date where the Test Condition is met, set out in reasonable detail computation of the Financial Covenant, or as the case may be, the Adjusted Financial Covenant as at such Quarter Date and confirm whether Clause 22.2 (Financial condition) has been complied with; and

(iii)	specify the relevant Consolidated Total Net Leverage Ratio calculations for the purposes of calculating the Margin.

(b)	The Compliance Certificate delivered with each set of its Annual Financial Statements shall confirm the aggregate percentage of earnings before interest, tax, depreciation and amortisation and the aggregate percentage of net assets of the Guarantors as set out in the Compliance Certificate.

(c)	Each Compliance Certificate shall be signed by two officers of the Company, one of whom shall be the Chief Financial Officer, and, in respect of the consolidated Annual Financial Statements, shall be reported on by the Company’s Auditors in the form agreed by the Company in consultation with the Agent and the Original Lenders.

21.3	Auditors

Notwithstanding any other term of this Agreement no Default or Event of Default shall occur, or be deemed to occur, as a result of any restriction on the identity of the Auditors contained in this Agreement, being prohibited, unlawful, ineffective, invalid or unenforceable pursuant to the Audit Laws.

21.4	Group companies

The Company shall supply to the Agent, together with each Compliance Certificate delivered with its Annual Financial Statements, a report issued by its Auditors stating which of its Restricted Subsidiaries are Material Companies.

21.5	Information: miscellaneous

The Company shall supply to the Agent (in sufficient copies for all the Lenders, if the Agent so requests):

(a)	all documents despatched by the Company to its creditors generally at the same time as they are dispatched;

(b)	promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any member of the Group (or against the directors of any member of the Group), and which would, if adversely determined, have a Material Adverse Effect;

(c)

promptly, such further information regarding the financial condition, business, assets and operations of any member of the Group as any Finance Party (through the Agent) may reasonably request and any documentation, certification or other information prescribed by applicable law or regulation, or reasonably requested by any Finance

Party, as may be necessary for a Finance Party to comply with any applicable tax, regulatory or other requirements prescribed by law or regulation, except to the extent that disclosure of the information would breach any law, regulation, stock exchange requirement or, to the extent required by normal market practice, any duty of confidentiality; and

(d)	such information as is required under sections 13, 13a and 18 of the German Banking Act (Kreditwesengesetz).

21.6	Notification of Event of Default

(a)	The Company shall notify the Agent of any Event of Default which is continuing (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.

(b)	Promptly upon a request by the Agent, the Company shall supply to the Agent a certificate signed by the CEO, CFO or other director on its behalf certifying that no Event of Default is continuing (or if an Event of Default is continuing, specifying the Event of Default and the steps, if any, being taken to remedy it).

21.7	“Know your customer” checks

(a)	If:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(ii)	any change in the status of an Obligor or the composition of the shareholders of an Obligor after the date of this Agreement; or

(iii)	a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges the Agent or any Lender (or, in the case of paragraph (iii) above, any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Company shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective new Lender) in order for the Agent, such Lender or, in the case of the event described in paragraph (iii) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(b)	Each Lender shall promptly upon the request of the Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself) in order for the Agent to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(c)	The Company shall, by not less than ten Business Days’ prior written notice to the Agent, notify the Agent (which shall promptly notify the Lenders) of its intention to request that one of its Restricted Subsidiaries becomes an Additional Obligor pursuant to Clause 26 (Changes to the Obligors).

(d)	Following the giving of any notice pursuant to paragraph (c) above, if the accession of such Additional Obligor obliges the Agent or any Lender to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Company shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective new Lender) in order for the Agent or such Lender or any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the accession of such Restricted Subsidiary to this Agreement as an Additional Obligor.

21.8	Bondholder calls

The Company will invite the Lenders to all public calls (to the extent held) for the holders of any of the Bonds and give the Lenders reasonable notice of such calls provided that no Lender (or any other Finance Party) may speak during such calls other than to register their attendance.

21.9	Listing requirement disclosure

No disclosure of information deliverable to any Finance Party pursuant to this Clause 21 or any other term of a Finance Document shall be required if as a result of such disclosure a member of the Group or Unrestricted Subsidiary would be obliged to make an announcement to the relevant listing or regulatory authorities (including the Securities and Exchange Commission) and/or stock exchange which it would not otherwise have been required to make or would contravene any applicable laws or regulations or stock exchange requirements.

22.	FINANCIAL COVENANT

22.1	Financial definitions

In this Clause 22:

“Financial Quarter” means the period commencing on the day after one Quarter Date and ending on the next Quarter Date.

“Financial Year” means the annual accounting period of the Company ending on or about 31 December in each year.

“Quarter Date” means each of 31 March, 30 June, 30 September and 31 December.

“Relevant Date” means the date specified in Clause 22.2 (Financial condition) as the date as at (or to) which a particular financial ratio is being tested.

“Relevant Period” means each period of four consecutive Financial Quarters ending on a Relevant Date.

“Test Condition” means the aggregate Base Currency Amount of all Loans (excluding any non-cash Ancillary Outstandings and any non-cash Utilisations) exceeds 35 per cent. of the Total Commitments on the applicable Quarter Date.

22.2	Financial condition

(a)	Subject to Clause 22.3 (Equity Cure) and Clause 22.4 (Financial Covenant Variation), the Company shall ensure that Consolidated Total Net Leverage Ratio in respect of any Relevant Period for which it is tested shall not be more than 5.00:1 (the “Financial Covenant”) provided that the Financial Covenant will only be tested if the Test Condition is met.

(b)	Unless an Acceleration Event has occurred before delivery of the Compliance Certificate in respect of the immediate subsequent Relevant Period, any breach arising from non-compliance with the Company’s obligations under paragraph (a) above in respect of any Relevant Period shall be deemed to have been remedied for all purposes under the Finance Documents if the Company has complied with (and delivered a Compliance Certificate in respect of) its obligations under paragraph (a) above in relation to a subsequent Relevant Period provided that the Compliance Certificate showing such non-compliance and the subsequent Compliance Certificate demonstrating compliance thereof are delivered in accordance with Clause 21.2 (Provision and contents of Compliance Certificate).

22.3	Equity Cure

(a)	If, as at the Quarter Date falling at the end of any Relevant Period, the Company is not in compliance with the Financial Covenant, the Company shall be entitled within 20 Business Days of the date on which the relevant Compliance Certificate was delivered to the Agent (or, if earlier, the date on which it was required to be delivered pursuant to Clause 21.2 (Provision and contents of Compliance Certificate)), but not in consecutive Financial Quarters and no more than four times in aggregate (with EBITDA Cures limited to two times in aggregate) during the term of this Agreement, to procure the provision to the Group of the proceeds in cash of an amount (the “Cure Amount”) of New Equity and/or Subordinated Indebtedness and immediately following the provision of such Cure Amount the Financial Covenant shall be recalculated as at the relevant test date for that Relevant Period and calculated for the Relevant Periods ending on each of the three subsequent Quarter Dates giving effect to the following adjustments:

(i)	Consolidated EBITDA will be increased by the Cure Amount injected (an “EBITDA Cure”); or

(ii)	Consolidated Total Net Indebtedness will be reduced by the Cure Amount injected,

in each case, the results of the recalculation shall apply in lieu of the original calculation for that Relevant Period (and in lieu of the calculation that would have applied for the Relevant Periods ending on each of the three subsequent Financial Quarters) for all purposes under this Agreement and if, following such recalculation, the Financial Covenant is satisfied, the relevant non-compliance with Clause 22.2 (Financial condition) shall be treated as cured for all purposes under the Finance Documents.

(b)	The Company, at its election, may also prepay any Loans and, if following such prepayment, the Test Condition is no longer met, the relevant non-compliance with Clause 22.2 (Financial condition) shall be treated as having been cured for all purposes under the Finance Documents (a “Prepayment Cure”), provided that no further Utilisation of the Facility or an Additional Facility that would result in the Test Condition being met may take place in any Financial Quarter in which a Prepayment Cure has been made unless the Company is able to demonstrate that, pro forma for the relevant Utilisation of the Facility or an Additional Facility (and application of proceeds thereof), the Group would be in compliance with the Financial Covenant.

(c)	No Cure Amount provided as an EBITDA Cure shall:

(i)	be an amount greater than required to cure the non-compliance with the Financial Covenant; or

(ii)	be taken into account for any other purpose under this Agreement including, to increase Consolidated EBITDA for the purposes of determining the applicable Margin for any Relevant Period.

(d)	There shall be no obligation to apply any amount of a Cure Amount in prepayment of the Facility or an Additional Facility.

22.4	Financial Covenant Variation

(a)	Following the completion by the Company or a Subsidiary of the Company of a direct or indirect investment in or acquisition or a series of acquisitions of data centre assets (by way of the acquisition of shares (or other equity interests) of an entity owning such assets or by direct asset acquisition) from third parties or the development or expansion of any existing or new data centre assets or sites, the Company may elect on a one time basis (in its sole discretion) by giving written notice to the Agent, at any time prior to the end of a Financial Quarter (the “First Adjusted Quarter”), that the Financial Covenant for the First Adjusted Quarter and the Financial Quarter following immediately after the First Adjusted Quarter (such Financial Quarter together with the First Adjusted Quarter, the “Adjusted Quarters”) will be immediately adjusted to 5.50:1 (the “Adjusted Financial Covenant”) for the entire duration of the Adjusted Quarters provided that, for any Financial Quarters commencing thereafter, the Adjusted Financial Covenant shall no longer apply and the Company will be required to comply with the Financial Covenant as set out in Clause 22.2 (Financial condition).

(b)	Solely for the duration of the Adjusted Quarters, any reference in this Agreement to the Financial Covenant, Clause 22 (Financial Covenant) or any Clause thereunder, including, Clause 22.2 (Financial condition) and Clause 24.3 (Financial Covenant and information) shall be read and construed so as to refer to the Adjusted Financial Covenant instead of the Financial Covenant.

23.	GENERAL UNDERTAKINGS

The undertakings in this Clause 23 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

23.1	Authorisations

Each Obligor shall promptly:

(a)	obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b)	supply certified copies to the Agent of,

any Authorisation required under any law or regulation of the Relevant Jurisdictions to enable it to perform its obligations under the Finance Documents, to ensure the legality, validity, enforceability or admissibility in evidence in each Relevant Jurisdiction of any Finance Document and, where failure to do so has or is reasonably likely to have a Material Adverse Effect, carry on its business.

23.2	Compliance with laws

Each Obligor shall comply in all respects with all laws to which it may be subject, if failure so to comply would materially impair its ability to perform its obligations under the Finance Documents.

23.3	Restrictive Covenants

Each Obligor shall (and the Company shall ensure that each member of the Group will) comply with the undertakings set out in Schedule 15 (Restrictive Covenants).

23.4	Pari passu ranking

Each Obligor shall ensure that at all times any unsecured and unsubordinated claims of a Finance Party against it under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.

23.5	Guarantor Coverage

(a)	The Company shall ensure, subject to paragraph (b) below and the Agreed Guarantee Principles, that from the date falling 90 days after (but not including) the Closing Date and thereafter, on each date the Compliance Certificate accompanying the Annual Financial Statements from such Financial Year end is delivered:

(i)	the aggregate of the earnings before interest, tax, depreciation and amortisation (calculated on the same basis as Consolidated EBITDA) of the Guarantors (excluding HQ) represents at least 80 per cent. of the Consolidated EBITDA of the Group (excluding HQ) provided that, for this purpose (A) any member of the Group that generates negative EBITDA shall be deemed to have zero EBITDA and (B) any EBITDA of members of the Group in an Excluded Jurisdiction shall be excluded entirely from the calculation; and

(ii)	the aggregate net assets of the Guarantors (calculated on an unconsolidated basis and excluding intra-group items and investments in Subsidiaries of any member of the Group) represent at least 70 per cent. of the consolidated net assets of the Group, provided that, for this purpose, any net assets of members of the Group in an Excluded Jurisdiction shall be excluded entirely from the calculation.

(b)	In the event that paragraph (a) above is not complied with the Company shall, within 60 days of such 90 day period, or as the case may be, delivery of the Compliance Certificate referred to in paragraph (a) above, procure that, subject to the Agreed Guarantee Principles, one or more of its Restricted Subsidiaries becomes an Additional Guarantor such that:

(i)	the aggregate of the earnings before interest, tax, depreciation and amortisation (calculated on the same basis as Consolidated EBITDA) of the Guarantors (excluding HQ) immediately following the accession of that Restricted Subsidiary or those Restricted Subsidiaries as Additional Guarantor(s) is equal to at least 80 per cent. of the Consolidated EBITDA of the Group (excluding HQ) provided that, for this purpose (i) any member of the Group that generates negative EBITDA shall be deemed to have zero EBITDA and (ii) any EBITDA of members of the Group in an Excluded Jurisdiction shall be excluded entirely from the calculation; and

(ii)	the aggregate net assets of the Guarantor immediately following the accession of that Restricted Subsidiary or those Restricted Subsidiaries as Additional Guarantors(s) is equal to at least 70 per cent. of the net assets of the Group provided that, for this purpose, any net assets of members of the Group in an Excluded Jurisdiction shall be excluded entirely from the calculation.

23.6	Conditions subsequent

(a)	The Company shall ensure that:

(i)	each of the Existing RCF, the Existing Pari RCF and the Existing Subordinated RCF will be repaid and cancelled; and

(ii)	the outstanding Existing Notes have been satisfied and discharged in accordance with section 8.05 (Satisfaction and Discharge of Indenture) of the indenture relating to the Existing Notes (the “Existing Notes Indenture”), it being agreed that delivery of a copy of an officer’s certificate of the Issuer (as defined in the Existing Notes Indenture) addressed to The Bank of New York Mellon (as trustee of the Existing Notes) pursuant to: (A) section 8.05(c) of the Existing Notes Indenture relating to the satisfaction and discharge of the Existing Notes; and (B) section 3.02 of the Existing Notes Indenture relating to the redemption of the Existing Notes, will be sufficient evidence for the purposes of this paragraph (ii), as soon as reasonably practicable and in any event no later than one Business Day following the Closing Date.

(b)	The Company shall as soon as reasonably practicable and in any event no later than five Business Day following the Closing Date provide evidence that the Existing Security has been released.

(c)	Evidence that this Agreement has been raised, on the Closing Date, to the status of Spanish public document by means of public deed granted before a Spanish Notary Public that reproduces certain clauses of those agreements related to enforcement in Spain, guarantees and the role of the Agent.

(d)	InterXion España, S.A.U. has granted, on the Closing Date, an on-demand guarantee before a Spanish Notary Public which covers the obligations of any Obligor under this Agreement together with the delivery of (i) a legal opinion of Latham & Watkins LLP, concerning the capacity of InterXion España S.A.U. to enter into the on-demand guarantee; and (ii) a legal opinion of Uría Menéndez Abogados, S.L.P. as to matters of Spanish law relating to the enforceability of the on-demand guarantee.

(e)	In respect of the resolution of the shareholder meeting or written resolutions of all the shareholders (as applicable) of InterXion Belgium NV, delivered pursuant to Part 1 of Schedule 2 (Conditions precedent), the Company shall provide the Agent, within 15 days of the date of this Agreement, with evidence that an extract of such resolution has been filed with the clerk of the relevant commercial court in accordance with Article 556 of the Belgian Companies Code.

(f)	In respect of the resolution of the shareholder meeting or written resolutions of all the shareholders (as applicable) of a Belgian Additional Obligor, delivered pursuant to Part 2 of Schedule 2 (Conditions Precedent), the Company shall provide the Agent, within 15 days of the date of the applicable Accession Letter, with evidence that an extract of such resolution has been filed with the clerk of the relevant commercial court in accordance with Article 556 of the Belgian Companies Code.

23.7	Anti-corruption law and Anti-money laundering laws

(a)	No Obligor shall (and the Company shall ensure that no other member of the Group will) directly or knowingly (after due and careful enquiry) indirectly use the proceeds of the Facility for the purpose of financing or facilitating any activity that would violate applicable Anti-Corruption and Anti-Money Laundering Laws.

(b)	Each Obligor shall (and the Company shall ensure that each other member of the Group will):

(i)	conduct its businesses in compliance with applicable Anti-Corruption and Anti-Money Laundering Laws; and

(ii)	maintain policies and procedures designed to promote and achieve compliance with such laws.

23.8	Sanctions

(a)	No Obligor shall (and the Company shall ensure that no member of the Group will):

(i)	directly or knowingly indirectly use, lend, contribute or otherwise make available any part of the proceeds of any Loan or other transaction contemplated by this Agreement directly or knowingly (after due and careful enquiry) indirectly:

(A)	to fund or facilitate any trade, business or other activities involving, or for the benefit of, any Restricted Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions to the extent prohibited by Sanctions; or

(B)	in any other manner that will result in a violation of Sanctions by any Party hereto;

(ii)	fund all or part of any payment in connection with a Finance Document out of proceeds derived from business or transactions with a Restricted Party or from any action to the extent that such funding is in breach of any Sanctions; or

(iii)	permit proceeds from any activity or dealing with a Restricted Person to be credited to any bank account held with any Finance Party in its name.

(b)	Each Obligor shall (and the Company shall ensure that each member of the Group will) ensure that appropriate controls and safeguards are in place designed to prevent any action being taken that would be contrary to paragraph (a) above.

(c)	With regard to any member of the Group incorporated in Germany, the undertakings set forth in this Clause 23.8 shall not apply if and to the extent that the expression of, or compliance with such representations would breach or conflict with mandatory provisions of German law (including section 7 of the German Foreign Trade Ordinance (Verordnung zur Durchführung des Außenwirtschaftsgesetzes), the European Council Regulation 2271/96 or any similar applicable anti-boycott law or regulation).

24.	EVENTS OF DEFAULT

Each of the events or circumstances set out in this Clause 24 is an Event of Default (save as for Clauses 24.7 (Clean-up Period), 24.8 (Excluded Matters) and 24.9 (Acceleration)).

24.1	Events of Default

Each of the events or circumstances set out in Schedule 14 (Events of Default).

24.2	Non-payment

An Obligor does not pay:

(a)	on the due date any amount of principal payable pursuant to a Finance Document; or

(b)	within 10 Business Days of the due date, any other amount payable pursuant to a Finance Document,

at the place at and in the currency in which it is expressed to be payable unless, in the case of a payment of principal:

(i)	its failure to pay is caused by administrative or technical error or a Disruption Event; and

(ii)	payment is made within five Business Days of its due date.

24.3	Financial Covenant and information

(a)	Subject to all remedy and cure rights referred to therein, any requirement of Clause 22.2 (Financial condition) is not satisfied.

(b)	A failure to comply with any requirement set out in Clause 21.1 (Financial statements) or Clause 21.2 (Provisions and contents of Compliance Certificate), provided that no Event of Default under this paragraph (b) will occur if the failure to comply is capable of remedy and is remedied within seven Business Days of the applicable deadline for delivery set out in those Clauses.

24.4	Misrepresentation

(a)	Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

(b)	No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 20 Business Days of the earlier of (i) the Agent giving written notice to the Company or the relevant Obligor and (ii) the Company or the relevant Obligor becoming aware of the failure to comply.

24.5	Unlawfulness

(a)	It is or becomes unlawful for an Obligor to perform any of its obligations under the Finance Documents (which it is party to).

(b)	Any obligation or obligations of any Obligor under any Finance Document are not (subject to any general principles of law limiting its obligations, which are specifically referred to in any legal opinion delivered pursuant to Clause 4 (Conditions of Utilisation) or Clause 26 (Changes to the Obligors)) or cease to be legal, valid, binding or enforceable and the cessation individually or cumulatively materially and adversely affects the interests of the Lenders under the Finance Documents.

(c)	Any Finance Document ceases to be in full force and effect.

(d)	No Event of Default will occur under this Clause 24.5 if the failure to comply is capable of remedy and is remedied within 20 Business Days of the earlier of (i) the date the Agent giving written notice to the Company or relevant Obligor of the failure to comply and (ii) the Company or the relevant Obligor becoming aware of the failure to comply.

24.6	Repudiation

(a)	An Obligor rescinds or purports to rescind or repudiates or purports to repudiate a Finance Document or evidences an intention to rescind or repudiate a Finance Document.

(b)	No Event of Default will occur under this Clause 24.6 if the failure to comply is capable of remedy and is remedied within 20 Business Days of the earlier of (i) the date the Agent giving written notice to the Company or relevant Obligor of the such circumstances arising and the Company and (ii) the Company or relevant Obligor becoming aware of such circumstances arising.

24.7	Clean-up Period

(a)	If a matter or circumstance exists during the Clean-up Period in respect of an acquisition or investment not prohibited by this Agreement (a “Permitted Acquisition”) which would constitute a breach of any representation or warranty under Clause 20 (Representations), or breach of any undertaking under Clause 23 (General Undertakings), so as to give rise to a Default or an Event of Default, such matter or circumstance shall not be deemed to be a breach of representation or warranty, a breach of covenant or constitute a Default or an Event of Default (as the case may be) if it would have been (if it were not for this provision) a breach of representation or warranty, a breach of covenant or constitute a Default or an Event of Default (as the case may be) only by reason of circumstances relating solely to any member of the Group or Permitted Acquisition Target Group (as the case may be) (or any obligation to procure or ensure in relation to a member of such a group), provided that:

(i)	such matter or circumstance is capable of being remedied and reasonable steps are being taken to remedy such matter or circumstance;

(ii)	such matter or circumstance does not have a Material Adverse Effect; and

(iii)	such matter or circumstance was not knowingly procured by, or approved by, the Company.

(b)	The Company shall ensure that the occurrence or existence of any event or circumstance which, but for this Clause would constitute an Event of Default shall be notified to the Agent promptly upon the Company or the relevant Obligor becoming aware of it and the steps, if any, being taken to remedy it.

(c)	If the relevant circumstances are continuing on or after the end of the Clean-up Period, there shall be a breach of representation or warranty, a breach of undertaking or an Event of Default, as the case may be, notwithstanding the above (and without prejudice to the rights and remedies of the Finance Parties).

24.8	Excluded Matters

Notwithstanding any other term of the Finance Documents prior to the Closing Date, no breach of any representation, warranty, undertaking or other term of (or default or event of default under) any document relating to the Existing Facilities arising as a direct or indirect result of any person entering into and/or performing its obligations under any Finance Document (or carrying out the transactions contemplated or permitted by the Finance Documents) shall in any case, constitute, or result in, (i) a breach of any representation, warranty, (ii) a breach of undertaking or other term in the Finance Documents or (iii) a Default or an Event of Default and each such event shall be expressly permitted under the terms of the Finance Documents.

24.9	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Agent may, without mise en demeure or any other judicial or extra judicial step, and shall if so directed by the Majority Lenders, by notice to the Company:

(a)	cancel the Total Commitments and/or Ancillary Commitments, at which time they shall immediately be cancelled;

(b)	declare that all or part of the Loans, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, at which time they shall become immediately due and payable;

(c)	declare that all or part of the Loans be payable on demand, at which time they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders;

(d)	declare that all or any part of the amounts (or cash cover in relation to those amounts) outstanding under the Ancillary Facilities be immediately due and payable at which time they shall become immediately due and payable; and/or

(e)	declare that all or any part of the amounts (or cash cover in relation to those amounts) outstanding under the Ancillary Facilities be payable on demand, at which time they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders.

25.	CHANGES TO THE LENDERS

25.1	Assignments and transfers by the Lenders

(a)	Subject to this Clause 25, a Lender (the “Existing Lender”) may:

(i)	assign any of its rights; or

(ii)	transfer by novation any of its rights and obligations,

under any Finance Document to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the “New Lender”).

(b)	The amount transferred to a New Lender in relation to a Loan or Commitment made to the Company shall be at least EUR 1,000,000 (or its equivalent in any other currency) unless it is of the whole of that Existing Lender’s participation under this Agreement or, if the competent authority has published its interpretation of the term ‘public’ as referred to in article 4.1.(1) of Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms, such other minimum amount as may be required for the New Lender not to be considered part of the public under such interpretation.

(c)	Any assignment or transfer must be made pro-rata between a Lender’s drawn and undrawn Commitments.

25.2	Conditions of assignment or transfer

(a)	An assignment or transfer or sub-participation may only be made with the consent of the Company (such consent not to be unreasonably withheld or delayed and, in any event, to be deemed to be given if the Company does not give its decision within six Business Days of a request for consent (provided that, for the avoidance of doubt, it will not be deemed to be unreasonable to withhold consent to an assignment, transfer or sub-participation to a business competitor (or an Affiliate of a business competitor) of any member of the Group)), provided that no consent shall be required if the assignment or transfer or sub-participation is:

(i)	to another Lender or an Affiliate of a Lender;

(ii)	an Event of Default has occurred which is continuing under Clause 24.2 (Non-payment), paragraph (a) of Clause 24.3 (Financial Covenant and information) or paragraph (3) of Schedule 14 (Events of Default); or

(iii)	in respect of a sub-participation where the Existing Lender retains the right to exercise all voting and similar rights in respect of the portion of the Commitments subject to the sub-participation free of any obligations to act on the instructions of another person.

(b)	An assignment will only be effective on:

(i)	receipt by the Agent (whether in the Assignment Agreement or otherwise) of written confirmation from the New Lender (in form and substance satisfactory to the Agent) that the New Lender will assume the same obligations to the other Finance Parties as it would have been under if it was an Original Lender; and

(ii)	performance by the Agent of all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to such assignment to a New Lender, the completion of which the Agent shall promptly notify to the Existing Lender and the New Lender.

(c)	A transfer will only be effective if the procedure set out in Clause 25.6 (Procedure for transfer) is complied with.

(d)	If:

(i)	a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(ii)	as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 14 (Tax Gross-up and Indemnities) or Clause 15 (Increased Costs),

then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.

25.3	Authority to Agent

Each Finance Party (other than the Existing Lender and the New Lender) irrevocably authorises the Agent to execute any duly completed Transfer Certificate or Assignment Agreement on its behalf. For the purposes of this Clause 25.3, each such Finance Party hereby releases the Agent from the restrictions provided for in Section 181 of the German Civil Code (Bürgerliches Gesetzbuch).

25.4	Assignment or transfer fee

Unless the Agent otherwise agrees, a New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Agent (for its own account) a fee of EUR 3,000.

25.5	Limitation of responsibility of Existing Lenders

(a)	Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i)	the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;

(ii)	the financial condition of any Obligor;

(iii)	the performance and observance by any Obligor of its obligations under the Finance Documents or any other documents; or

(iv)	the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

and any representations or warranties implied by law are excluded.

(b)	Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

(i)	has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document; and

(ii)	will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(c)	Nothing in any Finance Document obliges an Existing Lender to:

(i)	accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 25; or

(ii)	support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.

25.6	Procedure for transfer

(a)	Subject to the conditions set out in Clause 25.2 (Conditions of assignment or transfer) a transfer is effected in accordance with paragraph (c) below when the Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender. The Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate.

(b)	The Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender.

(c)	Subject to Clause 25.12 (Pro rata interest settlement), on the Transfer Date:

(i)	to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents each of the Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and their respective rights against one another shall be cancelled (being the “Discharged Rights and Obligations”);

(ii)	each of the Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor and the New Lender have assumed and/or acquired the same in place of that Obligor and the Existing Lender;

(iii)	the Agent, the Arrangers, the New Lender, the other Lenders and any relevant Ancillary Lender shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Agent, the Arrangers, the Existing Lender and any relevant Ancillary Lender shall each be released from further obligations to each other under the Finance Documents; and

(iv)	the New Lender shall become a Party as a “Lender”.

(d)	Subject to the terms of this Agreement, the obligations of each Guarantor under this Agreement will continue in full force and effect following any novation under this Clause.

(e)	Any transfer or assignment shall be notified to the relevant Obligor established in France by registered letter with acknowledgment of receipt, in accordance with article 1324 of the French Code civil.

(f)	For the purpose of the provisions of paragraph 2 of article 1334 of the French Code civil each Party agrees that following any duly notified transfer by way of novation under this Agreement, the obligations of each Guarantor incorporated in France under this Agreement will be reserved and will continue in full force for the benefit of the then Lenders. A transfer by way of novation under this Clause is also a novation (novation) within the meaning of articles 1329 et seq. of the French Code civil.

25.7	Procedure for assignment

(a)	Subject to the conditions set out in Clause 25.2 (Conditions of assignment or transfer) an assignment may be effected in accordance with paragraph (c) below when the Agent executes an otherwise duly completed Assignment Agreement delivered to it by the Existing Lender and the New Lender. The Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Assignment Agreement appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Assignment Agreement.

(b)	The Agent shall only be obliged to execute an Assignment Agreement delivered to it by the Existing Lender and the New Lender upon its completion of all “know your customer” or other checks relating to any person that it is required to carry out in relation to the assignment to such New Lender.

(c)	Subject to Clause 25.12 (Pro rata interest settlement), on the Transfer Date:

(i)	the Existing Lender will assign absolutely to the New Lender its rights under the Finance Documents expressed to be the subject of the assignment in the Assignment Agreement;

(ii)	the Existing Lender will be released from the obligations (the “Relevant Obligations”) expressed to be the subject of the release in the Assignment Agreement; and

(iii)	the New Lender shall become a Party as a “Lender” and will be bound by obligations equivalent to the Relevant Obligations.

(d)	Lenders may utilise procedures other than those set out in this Clause 25.7 to assign their rights under the Finance Documents provided that they comply with the conditions set out in Clause 25.2 (Conditions of assignment or transfer).

25.8	Copy of Transfer Certificate, Assignment Agreement, Increase Confirmation or Additional Facility Notice to Obligors’ Agent

The Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate, an Assignment Agreement or an Increase Confirmation, send to the Obligors’ Agent a copy of that Transfer Certificate, Assignment Agreement, Increase Confirmation or Additional Facility Accession Notice and each Obligor, to the extent permitted by the laws of its jurisdiction of incorporation, confirms that such delivery to the Obligor’s Agent shall be considered as a notification to it of such transfer, assignment, increase or Additional Facility.

25.9	Security over Lenders’ rights

In addition to the other rights provided to Lenders under this Clause 25, each Lender may without consulting with or obtaining consent from any Obligor, at any time charge, assign or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(a)	any charge, assignment or other Security to secure obligations to a federal reserve or central bank; and

(b)	in the case of any Lender which is a fund, any charge, assignment or other Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities,

(c)	except that no such charge, assignment or Security shall:

(i)	release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security for the Lender as a party to any of the Finance Documents; or

(ii)	require any payments to be made by an Obligor or grant to any person any more extensive rights than those required to be made or granted to the relevant Lender under the Finance Documents.

25.10	Spanish Documents

Upon the effective assignment, transfer and/or novation of rights or obligations made in accordance with this Clause 25 or paragraph (h) of Clause 1.2 (Construction), each Spanish Obligor accepts and confirms for the purposes of the Spanish Civil Code and all other purposes that all guarantees and indemnities granted by it under any Finance Document will, notwithstanding any such assignment and transfer, continue and be preserved for the benefit of the New Lender and each of the other Finance Parties in accordance with the terms of the Finance Documents.

25.11	Belgian Novation

For the purposes of Article 1271 et seq. of the Belgian Civil Code, the Parties agree that upon any novation under the Finance Documents, guarantees, indemnities, and other undertakings created by the Finance Documents shall continue for the benefit of the Finance Parties, their successors, transferees and assignees, as the case may be.

25.12	Pro rata interest settlement

(a)	If the Agent has notified the Lenders that it is able to distribute interest payments on a “pro rata basis” to Existing Lenders and New Lenders then (in respect of any transfer pursuant to Clause 25.6 (Procedure for transfer) or any assignment pursuant to Clause 25.7 (Procedure for assignment) the Transfer Date of which, in each case, is after the date of such notification and is not on the last day of an Interest Period):

(i)	any interest or fees in respect of the relevant participation which are expressed to accrue by reference to the lapse of time shall continue to accrue in favour of the Existing Lender up to but excluding the Transfer Date (“Accrued Amounts”) and shall become due and payable to the Existing Lender (without further interest accruing on them) on the last day of the current Interest Period (or, if the Interest Period is longer than six Months, on the next of the dates which falls at six Monthly intervals after the first day of that Interest Period); and

(ii)	the rights assigned or transferred by the Existing Lender will not include the right to the Accrued Amounts so that, for the avoidance of doubt:

(A)	when the Accrued Amounts become payable, those Accrued Amounts will be payable for the account of the Existing Lender; and

(B)	the amount payable to the New Lender on that date will be the amount which would, but for the application of this Clause 25.12, have been payable to it on that date, but after deduction of the Accrued Amounts.

(b)	In this Clause 25.12 references to “Interest Period” shall be construed to include a reference to any other period for accrual of fees.

25.13	Accession of Hedge Counterparties

Any person which enters into a Hedging Agreement with a Guarantor shall become a Party as a Hedge Counterparty by executing a Hedge Counterparty Accession Undertaking.

25.14	Accession of Additional Facility Lenders

Any person which provides Additional Facility Commitments shall become a Party as a Lender in accordance with the terms of Clause 25 (Changes to the Lenders).

26.	CHANGES TO THE OBLIGORS

26.1	Assignments and transfers by Obligors

No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

26.2	Additional Borrowers

(a)	Subject to compliance with the provisions of paragraphs (c) and (d) of Clause 21.7 (“Know your customer” checks), the Company may request that any of its wholly owned Restricted Subsidiaries becomes a Borrower of a Facility or an Additional Facility. That Restricted Subsidiary shall become a Borrower if:

(i)	it is incorporated in the same jurisdiction as an existing Borrower, or is incorporated in Belgium, England and Wales, France, Germany, Ireland or Sweden, or otherwise if all the Lenders approve the addition of that Restricted Subsidiary;

(ii)	the Company and that Restricted Subsidiary deliver to the Agent a duly completed and executed Accession Letter;

(iii)	the Restricted Subsidiary is (or, subject to the Agreed Guarantee Principles, becomes) a Guarantor prior to becoming a Borrower;

(iv)	no Default is continuing or would occur as a result of that Restricted Subsidiary becoming an Additional Borrower; and

(v)	the Agent has received all of the documents and other evidence listed in Part 2 of Schedule 2 (Conditions Precedent) in relation to that Additional Borrower, each in form and substance satisfactory to the Agent (to the extent required to be in such form and substance).

(b)	The Agent shall notify the Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it (to the extent required to be in such form and substance)) all the documents and other evidence listed in Part 2 of Schedule 2 (Conditions Precedent).

(c)	Other than to the extent the Majority Lenders notify the Agent in writing to the contrary before the Agent gives the notification described in paragraph (b) the Lenders authorise (but do not require) the Agent to give that notification. The Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

26.3	Resignation of a Borrower

(a)	In this Clause 26.3, Clause 26.5 (Resignation of a Guarantor) and Clause 26.7 (Resignation on disposal), “Third Party Disposal” means the disposal of an Obligor to a person which is not a member of the Group where that disposal is not prohibited under Section 4 (Limitation on Sales of Assets and Subsidiary Stock) of Schedule 15 (Restrictive Covenants) or made with the approval of the Majority Lenders (and the Company has confirmed this is the case).

(b)	The Company may request that a Borrower (other than the Company) ceases to be a Borrower by delivering to the Agent a Resignation Letter if:

(i)	that Borrower is being disposed of by way of a Third Party Disposal and the Company has confirmed this is the case; or

(ii)	all the Lenders have consented to the resignation of that Borrower.

(c)	The Agent shall accept a Resignation Letter and notify the Company and the other Finance Parties of its acceptance if:

(i)	the Company has confirmed that no Default is continuing or would result from the acceptance of the Resignation Letter;

(ii)	the Borrower is under no actual or contingent obligations as a Borrower under any Finance Documents; and

(iii)	where the Borrower is also a Guarantor (unless its resignation has been accepted in accordance with Clause 26.5 (Resignation of a Guarantor)), its obligations in its capacity as Guarantor continue to be legal, valid, binding and enforceable and in full force and effect (subject to the Company) and the amount guaranteed by it as a Guarantor is not decreased (and the Company has confirmed this is the case).

(d)	Upon notification by the Agent to the Company of its acceptance of the resignation of a Borrower, that company shall cease to be a Borrower and shall have no further rights or obligations under the Finance Documents as a Borrower except that the resignation shall not take effect (and the Borrower will continue to have rights and obligations under the Finance Documents) until the date on which the Third Party Disposal takes effect.

(e)	The Agent may, at the cost and expense of the Company, require a legal opinion from counsel to the Agent confirming the matters set out in paragraph (c)(iii) above and the Agent shall be under no obligation to accept a Resignation Letter until it has obtained such opinion in form and substance satisfactory to it.

26.4	Additional Guarantors

(a)	Subject to compliance with the provisions of paragraphs (c) and (d) of Clause 21.7 (“Know your customer” checks), the Company may request that any of its Restricted Subsidiaries become an Additional Guarantor. That Restricted Subsidiary shall become an Additional Guarantor if:

(i)	the Company delivers to the Agent a duly completed and executed Accession Letter; and

(ii)	the Agent has received all of the documents and other evidence listed in Part 2 of Schedule 2 (Conditions precedent) in relation to that Additional Guarantor, each in form and substance satisfactory to the Agent (to the extent required to be in such form and substance).

(b)	The Agent shall notify the Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it (to the extent required to be in such form and substance)) all the documents and other evidence listed in in Part 2 of Schedule 2 (Conditions precedent).

(c)	Other than to the extent the Majority Lenders notify the Agent in writing to the contrary before the Agent gives the notification described in paragraph (b) above, the Lenders authorise (but do not require) the Agent to give the notification. The Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

26.5	Resignation of a Guarantor

(a)	The Company may request that a Guarantor (other than the Company) ceases to be a Guarantor by delivering to the Agent a Resignation Letter.

(b)	The Agent shall accept a Resignation Letter and notify the Company and the Lenders of its acceptance if:

(i)	no Default is continuing or would result from the acceptance of the Resignation Letter (and the Company has confirmed this is the case);

(ii)	the Super Majority Lenders have consented to the Company’s request; and

(iii)	no payment is due from that Guarantor under Clause 19 (Guarantee and Indemnity),

at which time that company shall cease to be a Guarantor and shall have no further rights or obligations under the Finance Documents.

26.6	Repetition of Representations

Delivery of an Accession Letter constitutes confirmation by the relevant Restricted Subsidiary that the Repeating Representations are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.

26.7	Resignation on disposal

If a Borrower or Guarantor is or is proposed to be the subject of a Third Party Disposal, then:

(a)	the resignation of that Borrower or Guarantor shall not become effective until the date of that disposal; and

(b)	if the disposal of that Borrower or Guarantor is not made, the Resignation Letter of that Borrower or Guarantor shall have no effect and the obligations of the Borrower or Guarantor under the Finance Documents shall continue in full force and effect.

27.	ROLE OF THE AGENT AND THE ARRANGERS

27.1	Appointment of the Agent

(a)	Each Finance Party (other than the Agent) appoints the Agent to act as its agent under and in connection with the Finance Documents.

(b)	Each Finance Party (other than the Agent) authorises the Agent to perform the duties, obligations and responsibilities and exercise the rights, powers, authorities and discretions specifically given to the Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

(c)	Each Finance Party (other than the Agent) hereby releases the Agent from any restrictions on representing several persons and self-dealing under any applicable law, and in particular from the restrictions of Section 181 of the German Civil Code (Bürgerliches Gesetzbuch), to make use of any authorisation granted under this Agreement and to perform its duties and obligations as Agent hereunder, in each case to the extent legally possible to such Finance Party. A Finance Party which is barred by its constitutional documents or by-laws from granting such exemption shall notify the Agent accordingly.

27.2	Instructions

(a)	The Agent shall:

(i)	unless a contrary indication appears in a Finance Document, exercise or refrain from exercising any right, power, authority or discretion vested in it as Agent in accordance with any instructions given to it by:

(A)	all Lenders if the relevant Finance Document stipulates the matter is an all Lender decision;

(B)	the Super Majority Lenders if the relevant Finance Document stipulates the matter is a Super Majority Lender decision; and

(C)	in all other cases, the Majority Lenders; and

(ii)	not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with paragraph (i) above.

(b)	The Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Lenders (or, if the relevant Finance Document stipulates the matter is a decision for any other Lender or group of Lenders, from that Lender or group of Lenders) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Agent may refrain from acting unless and until it receives those instructions or that clarification.

(c)	Save in the case of decisions stipulated to be a matter for any other Lender or group of Lenders under the relevant Finance Document and unless a contrary indication appears in a Finance Document, any instructions given to the Agent by the Majority Lenders shall override any conflicting instructions given by any other Parties and will be binding on all Finance Parties.

(d)	The Agent may refrain from acting in accordance with any instructions of any Lender or group of Lenders until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability which it may incur in complying with those instructions.

(e)	In the absence of instructions, the Agent may act (or refrain from acting) as it considers to be in the best interest of the Lenders.

(f)	The Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender’s consent) in any legal or arbitration proceedings relating to any Finance Document.

27.3	Duties of the Agent

(a)	Subject to paragraph (b) below, the Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Agent for that Party by any other Party.

(b)	Without prejudice to Clause 25.8 (Copy of Transfer Certificate, Assignment Agreement, Increase Confirmation or Additional Facility Notice to Obligors’ Agent) paragraph (a) above shall not apply to any Transfer Certificate, any Assignment Agreement or any Increase Confirmation.

(c)	Except where a Finance Document specifically provides otherwise, the Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(d)	If the Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(e)	If the Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Agent or the Arrangers) under this Agreement it shall promptly notify the other Finance Parties.

(f)	The Agent’s duties under the Finance Documents are solely mechanical and administrative in nature.

(g)	The Agent shall only have those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is a party and no others shall be implied.

27.4	Role of the Arrangers

Except as specifically provided in the Finance Documents, the Arrangers have no obligations of any kind to any other Party under or in connection with any Finance Document.

27.5	No fiduciary duties

(a)	Nothing in any Finance Document constitutes the Agent or the Arrangers as a trustee or fiduciary of any other person.

(b)	None of the Agent, the Arrangers or any Ancillary Lender shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

27.6	Business with the Group

The Agent, the Arrangers and each Ancillary Lender may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

27.7	Rights and discretions of the Agent

(a)	The Agent may rely on:

(i)	any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised; and

(ii)	any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

(b)	The Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

(i)	no Default has occurred (unless it has actual knowledge of a Default arising under Clause 24.2 (Non-payment);

(ii)	any right, power, authority or discretion vested in any Party or the Majority Lenders has not been exercised;

(iii)	any notice or request made by the Company is made on behalf of and with the consent and knowledge of all the Obligors; and

(iv)

(A)	any instructions received by it from the Majority Lenders, any Lenders or any group of Lenders are duly given in accordance with the terms of the Finance Documents; and

(B)	unless it has received notice of revocation, that those instructions have not been revoked.

(c)	The Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other professional advisers or experts.

(d)	Unless a Finance Document expressly provides otherwise the Agent may disclose to any other Party any information it reasonably believes it has received as Agent under this Agreement.

(e)	Without prejudice to the generality of paragraph (e) above, the Agent:

(i)	may disclose; and

(ii)	on the written request of the Company or the Majority Lenders shall, as soon as reasonably practicable, disclose,

the identity of a Defaulting Lender to the other Finance Parties and the Company.

(f)	Notwithstanding any other provision of any Finance Document to the contrary, neither the Agent nor the Arrangers is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(g)	The Agent is not obliged to disclose to any Finance Party any details of the rate notified to the Agent by any Lender or the identity of any such Lender for the purpose of paragraph (a)(ii) of Clause 12.4 (Cost of funds).

(h)	The Agent may rely on a certificate from any person:

(i)	as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(ii)	to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (h)(i) above, may assume the truth and accuracy of that certificate.

(i)	Without prejudice to the generality of paragraph (c) above or paragraph (j) below, the Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Agent (and so separate from any lawyers instructed by the Lenders) if the Agent in its reasonable opinion deems this to be desirable.

(j)	The Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(k)	The Agent may act in relation to the Finance Documents through its officers, employees and agents and the Agent shall not:

(i)	be liable for any error of judgment made by any such person; or

(ii)	be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part, of any such person,

unless such error or such loss was directly caused by the Agent’s gross negligence or wilful misconduct.

(l)	Notwithstanding any provision of any Finance Document to the contrary, the Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

27.8	Responsibility for documentation

None of the Agent, the Arrangers or any Ancillary Lender is responsible for:

(a)	the adequacy, accuracy and/or completeness of any information (whether oral or written) provided by the Agent, the Arrangers, an Ancillary Lender, an Obligor or any other person given in or in connection with any Finance Document or the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document; or

(c)	any determination as to whether any information provided or to be provided to any Finance Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

27.9	Exclusion of liability

(a)	Without limiting paragraph (b) below (and without prejudice to any other provision of any Finance Document excluding or limiting the liability of the Agent, or any Ancillary Lender), none of the Agent, nor any Ancillary Lender will be liable (including, without limitation, for negligence or any other category of liability whatsoever) for:

(i)	any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct;

(ii)	exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Finance Document; or

(iii)	without prejudice to the generality of paragraphs (i) and (ii) above, any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of:

(A)	any act, event or circumstance not reasonably within its control; or

(B)	the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event); breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b)	No Party (other than the Agent or any Ancillary Lender as applicable) may take any proceedings against any officer, employee or agent of the Agent or any Ancillary Lender in respect of any claim it might have against the Agent or any Ancillary Lender or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Agent or any Ancillary Lender may rely on this Clause subject to Clause 1.7 (Third party rights) and the provisions of the Third Parties Act.

(c)	The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Agent if the Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent for that purpose.

(d)	Nothing in this Agreement shall oblige the Agent or the Arrangers to carry out any “know your customer” or other checks in relation to any person; or any check on the extent to which a transaction contemplated by this Agreement might be unlawful for any Lender, on behalf of any Lender and each Lender confirms to the Agent and the Arrangers that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Agent or the Arrangers.

(e)	Without prejudice to any provision of any Finance Document excluding or limiting the Agent’s liability, any liability of the Agent arising under or in connection with any Finance Document shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Agent or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Agent at any time which increase the amount of that loss. In no event shall the Agent be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Agent has been advised of the possibility of such loss or damages.

27.10	Lenders’ indemnity to the Agent

(a)	Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Agent, within three Business Days of demand, against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Agent (otherwise than by reason of the Agent’s gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to Clause 30.10 (Disruption to Payment Systems etc.) notwithstanding the Agent’s negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) in acting as Agent under the Finance Documents (unless the Agent has been reimbursed by an Obligor pursuant to a Finance Document).

(b)	Subject to paragraph (c) the Company shall immediately on demand reimburse any Lender for any payment that the Lender makes to the Agent pursuant to (a) above.

(c)	Paragraph (b) shall not apply to the extent that the indemnity payment in respect of which the Lender claims reimbursement relates to a liability of the Agent to an Obligor.

27.11	Resignation of the Agent

(a)	The Agent may resign and appoint one of its Affiliates acting through an office in the United Kingdom or the Netherlands as successor by giving notice to the other Finance Parties and the Company.

(b)	Alternatively the Agent may resign by giving notice to the other Finance Parties and the Company, in which case the Majority Lenders (after consultation with the Company) may appoint a successor Agent.

(c)	If the Majority Lenders have not appointed a successor Agent in accordance with paragraph (b) above within 20 days after notice of resignation was given, the retiring Agent (after consultation with the Company) may appoint a successor Agent (acting through an office in the United Kingdom or the Netherlands).

(d)	If the Agent wishes to resign because (acting reasonably) it has concluded that it is no longer appropriate for it to remain as agent and the Agent is entitled to appoint a successor Agent under paragraph (c) above, the Agent may (if it concludes (acting reasonably) that it is necessary to do so in order to persuade the proposed successor Agent to become a Party as Agent) agree, following consultation with the Company and the proposed successor Agent, amendments to this Clause 27 and any other term of this Agreement dealing specifically with the rights or obligations of the Agent consistent with then current market practice for the appointment and protection of corporate trustees and agents together with any reasonable amendments to the agency fee payable under this Agreement which are consistent with the successor Agent’s normal fee rates in respect of an agency appointment similar to that under this Agreement and those amendments will bind the Parties.

(e)	The retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(f)	The Agent’s resignation notice shall only take effect upon the appointment of a successor.

(g)	Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligation under paragraph (e) above) but shall remain entitled to the benefit of Clause 16.3 (Indemnity to the Agent) and this Clause 27 (and any agency fees for the account of the retiring Agent shall cease to accrue (and shall be payable on) that date). Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(h)	The Agent shall resign in accordance with paragraph (b) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Agent pursuant to paragraph (c) above) if on or after the date which is three months before the earliest FATCA Application Date relating to any payment to the Agent under the Finance Documents, either:

(i)	the Agent fails to respond to a request under Clause 14.8 (FATCA Information) and the Company or a Lender reasonably believes that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii)	the information supplied by the Agent pursuant to Clause 14.8 (FATCA Information) indicates that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii)	the Agent notifies the Company and the Lenders that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date,

and (in each case) the Company or a Lender reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Agent were a FATCA Exempt Party, and the Company or that Lender, by notice to the Agent, requires it to resign.

27.12	Replacement of the Agent

(a)	After consultation with the Company, the Majority Lenders may, by giving 30 days’ notice to the Agent (or, at any time the Agent is an Impaired Agent, by giving any shorter notice determined by the Majority Lenders) replace the Agent by appointing a successor Agent (acting through an office in the United Kingdom or the Netherlands), require it to resign in accordance with Clause 27.11 (Resignation of the Agent). In this event, the Agent shall resign in accordance with Clause 27.11 (Resignation of the Agent).

(b)	The retiring Agent shall (at its own cost if it is an Impaired Agent and otherwise at the expense of the Lenders) make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(c)	The appointment of the successor Agent shall take effect on the date specified in the notice from the Majority Lenders to the retiring Agent. As from this date, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 27 (and any agency fees for the account of the retiring Agent shall cease to accrue from (and shall be payable on) that date).

(d)	Any successor Agent and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

27.13	Confidentiality

(a)	In acting as agent for the Finance Parties, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.

27.14	Relationship with the Lenders

(a)	Subject to Clause 25.12 (Pro rata interest settlement), the Agent may treat each person shown in its records as a Lender at the opening of business (in the place of the Agent’s principal office as notified to the Finance Parties from time to time) as a Lender acting through its Facility Office, entitled to or liable for any payment under any Finance Document on that day and entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Finance Document made or delivered on that day, unless it has received not less than five Business Days’ prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

(b)	Any Lender may by notice to the Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or despatched to that Lender under the Finance Documents. Such notice shall contain the address, fax number and (where communication by electronic mail or other electronic means is permitted under Clause 32.5 (Electronic communication)) electronic mail address and/or any other information required to enable the sending and receipt of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, fax number, electronic mail address, department and officer by that Lender for the purposes of Clause 32.2 (Addresses) and paragraph (a)(iii) of Clause 32.5 (Electronic communication) and the Agent shall be entitled to treat such person as the person entitled to receive all such notices, communications, information and documents as though that person were that Lender.

27.15	Credit appraisal by the Lenders and Ancillary Lenders

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender and Ancillary Lender confirms to the Agent, each Arranger and each Ancillary Lender that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

(a)	the financial condition, creditworthiness, affairs, status and nature of each member of the Group;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(c)	whether that Lender or Ancillary Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(d)	the adequacy, accuracy and/or completeness of any information provided by the Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document.

27.16	Role of Base Reference Banks

(a)	No Base Reference Bank is under any obligation to provide a quotation or any other information to the Agent.

(b)	No Base Reference Bank will be liable for any action taken by it under or in connection with any Finance Document, or for any Reference Bank Quotation, unless directly caused by its gross negligence or wilful misconduct.

(c)	No Party (other than the relevant Base Reference Bank) may take any proceedings against any officer, employee or agent of any Base Reference Bank in respect of any claim it might have against that Base Reference Bank or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document, or to any Reference Bank Quotation, and any officer, employee or agent of each Base Reference Bank may rely on this Clause 27.16 subject to Clause 1.7 (Third party rights) and the provisions of the Third Parties Act.

27.17	Agent’s management time

In the event that an Event of Default has occurred and is continuing under Clause 24.2 (Non-payment), paragraph (a) of Clause 24.3 (Financial Covenant and information) or paragraphs (3) of Schedule 14 (Events of Default), any amount payable to the Agent under Clause 16.3 (Indemnity to the Agent), Clause 18 (Costs and Expenses) and Clause 27.10 (Lenders’ indemnity to the Agent) shall include the cost of utilising the Agent’s management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Agent may notify to the Company and the Lenders, and is in addition to any fee paid or payable to the Agent under Clause 13 (Fees).

27.18	Deduction from amounts payable by the Agent

If any Party owes an amount to the Agent under the Finance Documents the Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

27.19	Reliance and engagement letters

Each Finance Party confirms that each of the Arrangers and the Agent has authority to accept on its behalf (and ratifies the acceptance on its behalf of any letters or reports already accepted by the Arrangers or Agent) the terms of any reliance letter or engagement letters relating to any reports or letters provided by accountants in connection with the Finance Documents or the transactions contemplated in the Finance Documents and to bind it in respect of those reports or letters and to sign such letters on its behalf and further confirms that it accepts the terms and qualifications set out in such letters.

27.20	No duty to monitor

The Agent shall not be bound to enquire:

(a)	whether or not any Default has occurred;

(b)	as to the performance, default or any breach by any Party of its obligations under any Finance Document; or

(c)	whether any other event specified in any Finance Document has occurred.

27.21	Third party Base Reference Banks

Any Base Reference Bank which is not a Party may rely on Clause 27.16 (Role of Base Reference Banks) and Clause 36.8 (Confidentiality of Funding Rates) subject to Clause 1.7 (Third Party Rights) and the provisions of the Third Parties Act.

28.	CONDUCT OF BUSINESS BY THE FINANCE PARTIES

No provision of this Agreement will:

(a)	interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)	oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

29.	SHARING AMONG THE FINANCE PARTIES

29.1	Payments to Finance Parties

(a)	Subject to paragraph (b) below, if a Finance Party (a “Recovering Finance Party”) receives or recovers any amount from an Obligor other than in accordance with Clause 30 (Payment Mechanics) (a “Recovered Amount”) and applies that amount to a payment due under the Finance Documents then:

(i)	the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery, to the Agent;

(ii)	the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with Clause 30 (Payment Mechanics), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

(iii)	the Recovering Finance Party shall, within three Business Days of demand by the Agent, pay to the Agent an amount (the “Sharing Payment”) equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 30.5 (Partial payments).

(b)	Paragraph (a) above shall not apply to any amount received or recovered by an Ancillary Lender in respect of any cash cover provided for the benefit of that Ancillary Lender.

29.2	Redistribution of payments

The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Finance Party) (the “Sharing Finance Parties”) in accordance with Clause 30.5 (Partial payments).

29.3	Recovering Finance Party’s rights

On a distribution by the Agent under Clause 29.2 (Redistribution of payments), of a payment received by a Recovering Finance Party from an Obligor, as between the relevant Obligor and the Recovering Finance Party, an amount of the Recovered Amount equal to the Sharing Payment will be treated as not having been paid by that Obligor.

29.4	Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(a)	each Sharing Finance Party shall, upon request of the Agent, pay to the Agent for the account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay) (the “Redistributed Amount”); and

(b)	as between the relevant Obligor and each relevant Sharing Finance Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by that Obligor.

29.5	Exceptions

(a)	This Clause 29 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the relevant Obligor.

(b)	A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(i)	it notified the other Finance Party of the legal or arbitration proceedings; and

(ii)	the other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

29.6	Ancillary Lenders

(a)	This Clause 29 shall not apply to any receipt or recovery by a Lender in its capacity as an Ancillary Lender at any time prior to service of notice under Clause 24.9 (Acceleration).

(b)	Following service of notice under Clause 24.9 (Acceleration), this Clause 29 shall apply to all receipts or recoveries by Ancillary Lenders except to the extent that the receipt or recovery represents a reduction from the Designated Gross Amount for an Ancillary Facility to its Designated Net Amount.

30.	PAYMENT MECHANICS

30.1	Payments to the Agent

(a)	On each date on which an Obligor or a Lender is required to make a payment under a Finance Document excluding a payment under the terms of an Ancillary Document, that Obligor or Lender shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)	Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in a Participating Member State or London) with such bank as the Agent specifies.

30.2	Distributions by the Agent

Each payment received by the Agent under the Finance Documents for another Party shall, subject to Clause 30.3 (Distributions to an Obligor), Clause 30.4 (Clawback) and Clause 27.18 (Deduction from amounts payable by the Agent) be made available by the Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Agent by not less than five Business Days’ notice with a bank in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or London).

30.3	Distributions to an Obligor

The Agent may (with the consent of the Obligor or in accordance with Clause 31 (Set-off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

30.4	Clawback

(a)	Where a sum is to be paid to the Agent under the Finance Documents for another Party, the Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum. However, it may do so if it wishes.

(b)	Unless paragraph (c) below applies, if the Agent pays an amount to another Party and it proves to be the case that the Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

(c)	If the Agent is willing to make available amounts for the account of the Borrower before receiving funds from the Lenders then if and to the extent that the Agent does so but it proves to be the case that it does not then receive funds from a Lender in respect of a sum which it paid to a Borrower:

(i)	the Agent shall notify the Company of that Lender’s identity and the Borrower shall on demand refund it to the Agent; and

(ii)	the Lender by whom those funds should have been made available or, if that Lender fails to do so, the relevant Borrower, shall on demand pay to the Agent the amount (as certified by the Agent) which will indemnify the Agent against any funding cost incurred by it as a result of paying out that sum before receiving those funds from that Lender.

30.5	Partial payments

(a)	If the Agent receives a payment for application against amounts due in respect of any Finance Documents that is insufficient to discharge all the amounts then due and payable by an Obligor under those Finance Documents, the Agent shall apply that payment towards the obligations of that Obligor under those Finance Documents in the following order:

(i)	first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Agent and the Arrangers under those Finance Documents;

(ii)	secondly, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under those Finance Documents;

(iii)	thirdly, in or towards payment pro rata of any principal due but unpaid under those Finance Documents; and

(iv)	fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(b)	The Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (a)(ii) to (iv) above.

(c)	Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

30.6	No set-off by Obligors

All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

30.7	Business Days

(a)	Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

30.8	Currency of account

(a)	Subject to paragraphs (b) and (c) below, the Base Currency is the currency of account and payment for any sum from an Obligor under any Finance Document.

(b)	A repayment of a Loan or Unpaid Sum or a part of a Loan or Unpaid Sum shall be made in the currency in which that Loan or Unpaid Sum is denominated on its due date.

(c)	Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

(d)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(e)	Any amount expressed to be payable in a currency other than the Base Currency shall be paid in that other currency.

30.9	Change of currency

(a)	Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i)	any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (acting reasonably and after consultation with the Company); and

(ii)	any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably and after consultation with the Company).

(b)	If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with the Company) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

30.10	Disruption to Payment Systems etc.

If either the Agent determines (in its discretion) that a Disruption Event has occurred or the Agent is notified by the Company that a Disruption Event has occurred:

(a)	the Agent may, and shall if requested to do so by the Company, consult with the Company with a view to agreeing with the Company such changes to the operation or administration of the Facility as the Agent may deem necessary in the circumstances;

(b)	the Agent shall not be obliged to consult with the Company in relation to any changes mentioned in paragraph (a) if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c)	the Agent may consult with the Finance Parties in relation to any changes mentioned in paragraph (a) but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(d)	any such changes agreed upon by the Agent and the Company shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 37 (Amendments and Waivers);

(e)	the Agent shall not be liable for any damages, costs or losses whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause 30.10; and

(f)	the Agent shall notify the Finance Parties of all changes agreed pursuant to paragraph (d) above.

30.11	Impaired Agent

(a)	If, at any time, the Agent becomes an Impaired Agent, an Obligor or a Lender which is required to make a payment under the Finance Documents to the Agent in accordance with Clause 30.1 (Payments to the Agent) may instead either pay that amount direct to the required recipient or pay that amount to an interest-bearing account held with an Acceptable Bank and in relation to which no Insolvency Event has occurred and is continuing, in the name of the Obligor or the Lender making the payment and designated as a trust account for the benefit of the Party or Parties beneficially entitled to that payment under the Finance Documents. In each case such payments must be made on the due date for payment under the Finance Documents.

(b)	All interest accrued on the amount standing to the credit of the trust account shall be for the benefit of the beneficiaries of that trust account pro rata to their respective entitlements.

(c)	A Party which has made a payment in accordance with this Clause 30.11 shall be discharged of the relevant payment obligation under the Finance Documents and shall not take any credit risk with respect to the amounts standing to the credit of the trust account.

(d)	Promptly upon the appointment of a successor Agent in accordance with Clause 27.11 (Resignation of the Agent), each Party which has made a payment to a trust account in accordance with this Clause 30.11 shall give all requisite instructions to the bank with whom the trust account is held to transfer the amount (together with any accrued interest) to the successor Agent for distribution in accordance with Clause 30.2 (Distributions by the Agent).

31.	SET-OFF

(a)	Following (i) an Event of Default which is continuing and if the Majority Lenders so direct and/or (ii) an Acceleration Event which is continuing, a Finance Party may set-off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off. That Finance Party shall promptly notify that Obligor of any such set-off or conversion.

(b)	Any credit balances taken into account by an Ancillary Lender when operating a net limit in respect of any overdraft under an Ancillary Facility shall on enforcement of the Finance Documents be applied first in reduction of the overdraft provided under that Ancillary Facility in accordance with its terms.

32.	NOTICES

32.1	Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter or any electronic method of communication approved by the Agent and, in relation to communications with any member of the Group, the Company.

32.2	Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(a)	in the case of the Company (in that capacity or as Obligors’ Agent), that identified with its name below;

(b)	in the case of each Lender, each Ancillary Lender or any other Obligor, that notified in writing to the Agent on or prior to the date on which it becomes a Party; and

(c)	in the case of the Agent, that identified with each of their name below,

or any substitute address or fax number or department or officer as the Party may notify to the Agent (or the Agent may notify to the other Parties, if a change is made by the Agent) by not less than five Business Days’ notice. Each Party shall only notify an address and fax number which is outside the Republic of Austria.

1.	The Company:

Notice Details Address:	InterXion Holding N.V., Scorpius 30, 2132 LR Hoofddorp, The Netherlands

Email:	davidr@interxion.com

Attention:	D.C. Ruberg

2.	The Agent:

Notice Details Address:	ABN AMRO Bank N.V. Daalsesingel 71 3511 SW Utrecht The Netherlands

Email:	ABN.AMRO.Agency.Team.2@nl.abnamro.com

Attention:	Agency Syndicated Loans (PAC EA8550)

32.3	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

(i)	if by way of fax, when received in legible form; or

(ii)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Clause 32.2 (Addresses), if addressed to that department or officer.

(b)	Any communication or document to be made or delivered to the Agent will be effective only when actually received by the Agent and then only if it is expressly marked for the attention of the department or officer identified with the signature of the Agent below (or any substitute department or officer as the Agent shall specify for this purpose).

(c)	All notices from or to an Obligor shall be sent through the Agent.

(d)	Any communication or document made or delivered to the Company in accordance with this Clause will be deemed to have been made or delivered to each of the Obligors.

(e)	Any communication or document which becomes effective, in accordance with paragraphs (a) to (d) above, after 5:00 p.m. in the place of receipt shall be deemed only to become effective the following day.

32.4	Notification of address and fax number

Promptly upon receipt of notification of an address and fax number or change of address or fax number pursuant to Clause 32.2 (Addresses) or changing its own address or fax number, the Agent shall notify the other Parties.

32.5	Electronic communication

(a)	Any communication to be made by one person to another under or in connection with the Finance Documents may be made by electronic mail or other electronic means (including, without limitation, by way of posting to a secure website), provided such persons:

(i)	agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

(ii)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means (to be at all times an electronic mail address outside the Republic of Austria); and

(iii)	notify each other of any change to their address or any other such information supplied by them.

(b)	Any such electronic communication as specified in paragraph (a) above made between the Company or an Obligor and a Finance Party may only be made in that way to the extent that those two Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication.

(c)	Any such electronic communication as specified in paragraph (a) above made between any two Parties will be effective only when actually received (or made available) in readable form and in the case of any electronic communication made by a Party to the Agent only if it is addressed in such a manner as the Agent shall specify for this purpose.

(d)	Any electronic communication which becomes effective, in accordance with paragraph (c) above, after 5:00 p.m. in the place in which the Party to whom the relevant communication is sent or made available has its address for the purpose of this Agreement shall be deemed only to become effective on the following day.

(e)	Any reference in a Finance Document to a communication being sent or received shall be construed to include that communication being made available in accordance with this Clause 32.5.

32.6	Use of websites

(a)	The Obligors’ Agent may satisfy its obligation under this Agreement to deliver any information in relation to those Lenders (the “Website Lenders”) who accept this method of communication by posting this information onto an electronic website designated by the Obligors’ Agent and the Agent (the “Designated Website”) if:

(i)	the Agent expressly agrees (after consultation with each of the Lenders) that it will accept communication of the information by this method;

(ii)	both the Obligors’ Agent and the Agent are aware of the address of and any relevant password specifications for the Designated Website; and

(iii)	the information is in a format previously agreed between the Obligors’ Agent and the Agent.

If any Lender (a “Paper Form Lender”) does not agree to the delivery of information electronically then the Agent shall notify the Obligors’ Agent accordingly and the Obligors’ Agent shall at its own cost supply the information to the Agent (in sufficient copies for each Paper Form Lender) in paper form. In any event the Obligors’ Agent shall at its own cost supply the Agent with at least one copy in paper form of any information required to be provided by it.

(b)	The Agent shall supply each Website Lender with the address of and any relevant password specifications for the Designated Website following designation of that website by the Obligors’ Agent and the Agent.

(c)	The Obligors’ Agent shall promptly upon becoming aware of its occurrence notify the Agent if:

(i)	the Designated Website cannot be accessed due to technical failure;

(ii)	the password specifications for the Designated Website change;

(iii)	any new information which is required to be provided under this Agreement is posted onto the Designated Website;

(iv)	any existing information which has been provided under this Agreement and posted onto the Designated Website is amended; or

(v)	the Obligors’ Agent becomes aware that the Designated Website or any information posted onto the Designated Website is or has been infected by any electronic virus or similar software.

If the Obligors’ Agent notifies the Agent under paragraph (c)(i) or paragraph (c)(v) above, all information to be provided by the Obligors’ Agent under this Agreement after the date of that notice shall be supplied in paper form unless and until the Agent and each Website Lender is satisfied that the circumstances giving rise to the notification are no longer continuing.

(d)	Any Website Lender may request, through the Agent, one paper copy of any information required to be provided under this Agreement which is posted onto the Designated Website. The Obligors’ Agent shall at its own cost comply with any such request within ten Business Days.

32.7	English language

(a)	Any notice given under or in connection with any Finance Document must be in English.

(b)	All other documents provided under or in connection with any Finance Document must be:

(i)	in English; or

(ii)	if not in English, and if so required by the Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

32.8	Communication when Agent is Impaired Agent

If the Agent is an Impaired Agent the Parties may, instead of communicating with each other through the Agent, communicate with each other directly and (while the Agent is an Impaired Agent) all the provisions of the Finance Documents which require communications to be made or notices to be given to or by the Agent shall be varied so that communications may be made and notices given to or by the relevant Parties directly. This provision shall not operate after a replacement Agent has been appointed.

33.	CALCULATIONS AND CERTIFICATES

33.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

33.2	Certificates and determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document shall set out the basis of calculation in reasonable detail and is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

33.3	Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

34.	PARTIAL INVALIDITY

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

35.	REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

36.	CONFIDENTIALITY

36.1	Confidential Information

Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clause 36.2 (Disclosure in relation to Obligors and/or Finance Parties incorporated in jurisdictions other than France) and Clause 36.3 (Disclosure in relation to Obligors and/or Finance Parties incorporated in France), and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

36.2	Disclosure in relation to Obligors and/or Finance Parties incorporated in jurisdictions other than France

(a)	Disclosure of Confidential Information

Subject to Clause 36.3 (Disclosure in relation to Obligors and/or Finance Parties incorporated in France), any Finance Party may disclose:

(i)	to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, insurers, reinsurers and insurance and reinsurance brokers, auditors, partners and representatives such Confidential Information as that Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (i) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(ii)	to any person:

(A)	to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents and to any of that person’s Affiliates, Related Funds, representatives and professional advisers;

(B)	(with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or one or more Obligors and to any of that person’s Affiliates, Related Funds, representatives and professional advisers;

(C)	appointed by any Finance Party or by a person to whom paragraph (ii)(A) or (ii)(B) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf (including, without limitation, any person appointed under paragraph (b) of Clause 27.14 (Relationship with the Lenders));

(D)	who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraph (ii)(A) or (ii)(B) above;

(E)	to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(F)	to whom or for whose benefit that Finance Party charges, assigns or otherwise creates Security (or may do so) pursuant to Clause 25.9 (Security over Lenders’ rights);

(G)	to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

(H)	who is a Party; or

(I)	with the consent of the Obligors’ Agent;

in each case, such Confidential Information as that Finance Party shall consider appropriate if:

(A)	in relation to paragraphs (ii)(A), (ii)(B)and (ii)(C) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(B)	in relation to paragraph (ii)(D) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(C)	in relation to paragraphs (ii)(E), (ii)(F) and (ii)(G) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Finance Party, it is not practicable so to do in the circumstances;

(iii)	to any person appointed by that Finance Party or by a person to whom paragraph (ii)(A)or (ii)(B) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (iii) if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Obligors’ Agent and the relevant Finance Party; and

(iv)	to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Obligors if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information.

(b)	Disclosure to numbering service providers

(i)	Subject to Clause 36.3 (Disclosure in relation to Obligors and/or Finance Parties incorporated in France), any Finance Party may disclose to any national or international numbering service provider appointed by that Finance Party to provide identification numbering services in respect of this Agreement, the Facility, any Additional Facility and/or one or more Obligors the following information:

(A)	names of Obligors;

(B)	country of domicile of Obligors;

(C)	place of incorporation of Obligors;

(D)	date of this Agreement;

(E)	Clause 40 (Governing law);

(F)	the names of the Agent and the Arrangers;

(G)	date of each amendment and restatement of this Agreement;

(H)	amount of Total Commitments;

(I)	currencies of the Facility and any Additional Facility;

(J)	type of Facility and Additional Facility;

(K)	ranking of Facility and Additional Facility;

(L)	Termination Date;

(M)	changes to any of the information previously supplied pursuant to paragraphs (A) to (L) above; and

(N)	such other information agreed between such Finance Party and the Obligors’ Agent,

to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

(c)	The Parties acknowledge and agree that each identification number assigned to this Agreement, the Facility, any Additional Facility and/or one or more Obligors by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.

(d)	Each Obligor represents that none of the information set out in paragraphs (A) to (N) of paragraph (i) above is, nor will at any time be, unpublished price-sensitive information.

(e)	The Agent shall notify the Obligors’ Agent and the other Finance Parties of:

(i)	the name of any numbering service provider appointed by the Agent in respect of this Agreement, the Facility, any Additional Facility and/or one or more Obligors; and

(ii)	the number or, as the case may be, numbers assigned to this Agreement, the Facility, any Additional Facility and/or one or more Obligors by such numbering service provider.

36.3	Disclosure in relation to Obligors and/or Finance Parties incorporated in France

With respect to any Obligor and/or any Finance Party incorporated in France, any Finance Party may, in particular in accordance with article L. 511-33 of the French Code monétaire et financier, disclose:

(a)	to the Commission Bancaire, the Banque de France, the Autorité des Marchés Financiers, the European Central Bank, the European System of Central Banks, TRACFIN, any taxation authority or customs, or pursuant to applicable law or regulation, such Confidential Information as may be required to be disclosed;

(b)	to any judicial authorities acting in the course of criminal proceedings such Confidential Information as may be required to be disclosed;

(c)	to any of its statutory auditors such Confidential Information as that Finance Party shall consider appropriate;

(d)	to any rating agency such Confidential Information as may be required for the purpose of rating financial products (including, without limitation, in relation to the Finance Documents),

in each case, such Confidential Information as that Finance Party shall consider appropriate provided that the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information;

(e)	to any person with which that Finance Party negotiates, enters into or carries out any of the following transactions under, or in connection, with any of the Finance Documents:

(i)	credit transactions carried out, directly or indirectly, by one or more credit institutions;

(ii)	transactions involving financial instruments, guarantees or insurance, for the purpose of hedging a credit risk;

(iii)	acquisition of a stake in, or of control over, a credit institution or an investment firm;

(iv)	sales of assets or of a business (fonds de commerce);

(v)	assignments or transfers of receivables or contracts;

(vi)	service provision agreements entered into with a third party in order to entrust such party with significant operational tasks;

(vii)	in the course of reviewing or drawing up any type of contracts or transactions, provided that the entities concerned belong to the same group as the author of the disclosure,

in each case, such Confidential Information as that Finance Party shall consider appropriate provided that:

(A)	such Confidential Information is necessary for the purpose of the transactions referred to under paragraphs (e)(i) to (e)(vii) above;

(B)	the person to whom the Confidential Information is to be given (i) is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information and (ii) has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information it receives; and

(C)	the person to whom the Confidential Information is to be given is informed that, notwithstanding (B) above, in the event that the relevant transaction referred to under paragraphs (e)(i) to (e)(vii) above succeeds, it may in turn disclose the relevant Confidential Information under the same conditions as set out in this Clause 36 to the persons with whom it negotiates, enters into or carries out any of the transactions referred to under paragraphs (e)(i) to (e)(vii) above, subject to such persons (i) being informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information and (ii) entering into a Confidentiality Undertaking or being otherwise bound by requirements of confidentiality in relation to the Confidential Information it receives, and

(f)	to any person on a case-by-case basis with the prior written consent of the relevant Obligor, provided that the person to whom the Confidential Information is to be given (i) is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information and (ii) has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information it receives. Such prior written consent is hereby and expressly given by all Obligors to the Finance Parties for them to disclose Confidential Information in accordance with the provisions of this paragraph (f), as the Finance Parties shall consider appropriate for the purposes of the transactions listed in paragraph (e) above for the efficient management or administration of the Finance Documents, to any of their Affiliates and Related Funds and any of their officers, directors, employees, professional advisers, auditors, partners and representatives.

36.4	Entire agreement

This Clause 36 (Confidentiality) constitutes the entire agreement between the Parties in relation to the obligations of the Finance Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

36.5	Inside information

Each of the Finance Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse (including, but not limited to, the Market Abuse Regulation (Regulation 596/2014)) and each of the Finance Parties undertakes not to use any Confidential Information for any unlawful purpose.

36.6	Notification of disclosure

Each of the Finance Parties agrees (to the extent permitted by law and regulation) to inform the Obligors’ Agent:

(a)	of the circumstances of any disclosure of Confidential Information made pursuant to paragraph (b) of Clause 36.2 (Disclosure in relation to Obligors and/or Finance Parties incorporated in jurisdictions other than France) and paragraphs (b) and (c) of Clause 36.3 (Disclosure in relation to Obligors and/or Finance Parties incorporated in France) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(b)	upon becoming aware that Confidential Information has been disclosed in breach of this Clause 36 (Confidentiality).

36.7	Continuing obligations

The obligations in this Clause 36 (Confidentiality) are continuing and, in particular, shall survive and remain binding on each Finance Party until the earlier to occur of: (a) the date of termination of this Agreement and (b) the date falling twelve months after the date on which such Finance Party otherwise ceases to be a Finance Party.

36.8	Confidentiality of Funding Rates

(a)	The Agent, the Company and each Obligor agree to keep each Funding Rate (and, in the case of the Agent, each Reference Bank Quotation) confidential and not to disclose it to anyone, save to the extent permitted by paragraphs (b), (c) and (d) below.

(b)	The Agent may disclose:

(i)	any Funding Rate (but not, for the avoidance of doubt, any Reference Bank Quotation) to the Borrower pursuant to Clause 10.5 (Notification of rates of interest); and

(ii)	any Funding Rate or any Reference Bank Quotation to any person appointed by it to provide administration services in respect of one or more of the Finance Documents to the extent necessary to enable such service provider to provide those services if the service provider to whom that information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Agent and the relevant Lender or Base Reference Bank, as the case may be.

(c)	The Agent may disclose any Funding Rate or any Reference Bank Quotation, and the Company and each Obligor may disclose any Funding Rate, to:

(i)	any of its Affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and representatives if any person to whom that Funding Rate or Reference Bank Quotation is to be given pursuant to this paragraph (i) is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of that Funding Rate or Reference Bank Quotation or is otherwise bound by requirements of confidentiality in relation to it;

(ii)	any person to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation if the person to whom that Funding Rate or Reference Bank Quotation is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Agent, the Company or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances;

(iii)	any person to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes if the person to whom that Funding Rate or Reference Bank Quotation is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances; and

(iv)	any person with the consent of the relevant Lender or Base Reference Bank, as the case may be.

(d)	The Agent’s obligations in this Clause 36.8 relating to Reference Bank Quotations are without prejudice to its obligations to make notifications under Clause 10.5 (Notification of rates of interest) provided that (other than pursuant to paragraph (b)(i) above) the Agent shall not include the details of any individual Reference Bank Quotation as part of any such notification.

(e)	The Agent, the Company and each Obligor acknowledge that each Funding Rate (and, in the case of the Agent, each Reference Bank Quotation) is or may be price-sensitive information and that its use may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse (including, but not limited to, the Market Abuse Regulation (Regulation 596/2014)) and the Agent, the Company and each Obligor undertake not to use any Funding Rate or, in the case of the Agent, any Reference Bank Quotation for any unlawful purpose.

(f)	The Agent, the Company and each Obligor agree (to the extent permitted by law and regulation) to inform the relevant Lender or Base Reference Bank, as the case may be:

(i)	of the circumstances of any disclosure made pursuant to paragraph (c)(ii) above except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(ii)	upon becoming aware that any information has been disclosed in breach of this Clause 36.8.

36.9	Release from Austrian banking secrecy

For the purposes of this Clause 36, each Obligor hereby explicitly and irrevocably waives any rights it may have in respect of banking secrecy pursuant to section 38 para 1 of the Austrian Banking Act (Bankwesengesetz), as amended and supplemented from time to time, and releases each Finance Party in respect to such banking secrecy

37.	AMENDMENTS AND WAIVERS

37.1	Required consents

(a)	Subject to Clause 37.2 (Exceptions), and without prejudice to Clause 9.6 (Replacement of a Lender), any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and the Obligors and any such amendment or waiver will be binding on all Parties.

(b)	The Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause 36.8.

(c)	The Company may effect, as agent of each Obligor pursuant to Clause 2.5 (Obligors’ Agent) any amendment or waiver permitted by this Clause 36.8.

37.2	Exceptions

(a)	Subject to Clause 37.3 (Replacement of Screen Rate), an amendment or waiver that has the effect of changing or which relates to:

(i)	the definition of “Majority Lenders” and “Super Majority Lenders” in Clause 1.1 (Definitions);

(ii)	an extension to the date of payment of any amount under the Finance Documents;

(iii)	a reduction in the Margin (other than pursuant to the reduction provided for in the definition of that term) or a reduction in the amount of any payment of principal, interest, fees or commission payable;

(iv)	a change in currency of payment of any amount under the Finance Documents;

(v)	an increase in or an extension of any Commitment or the Total Commitments (other than in accordance with Clause 2.2 (Increase) or Clause 2.3 (Additional Facility));

(vi)	a change to the Borrowers or Guarantors other than in accordance with Clause 26 (Changes to the Obligors);

(vii)	any provision which expressly requires the consent of all the Lenders;

(viii)	Clause 2.4 (Finance Parties’ rights and obligations), Clause 9.2 (Change of Control), Clause 9.1 (Illegality), Clause 9.6 (Replacement of a Lender), Clause 25 (Changes to the Lenders), Clause 40 (Governing Law), Clause 41 (Enforcement) or this Clause 37.2; or

(ix)	subject to paragraph (b) below, the nature or scope of the guarantee and indemnity granted under Clause 19 (Guarantee and Indemnity);

shall not be made without the prior consent of all the Lenders and the Company.

(b)	An amendment or waiver that has the effect of releasing any guarantee or indemnity granted under Clause 19 (Guarantee and Indemnity) (unless permitted under this Agreement or any other Finance Document and otherwise complies with this Agreement or that release is required to implement or facilitate a Structural Adjustment, an increase in the Facilities pursuant to Clause 2.2 (Increase) or the addition of an Additional Facility pursuant to Clause 2.3 (Additional Facility)) shall not be made without the prior consent of the Super Majority Lenders.

(c)	An amendment or waiver which relates to the rights or obligations of the Agent, any Arranger, any Ancillary Lender or, to the extent there is any at such time, Base Reference Bank may not be effected without the consent of the Agent, that Arranger, that Ancillary Lender or Base Reference Bank as the case may be.

(d)	Any amendment, consent, waiver or approval relating to a Fee Letter shall only require the consent, waiver or approval of the parties thereunder.

(e)	Any Structural Adjustment shall be permitted, and may be implemented, only with the consent of each Lender that is participating in any additional tranche or facility or increasing, extending or re-denominating its commitments or, as applicable, extending or redenominating or reducing any amount due to it, except for an increase in the Total Commitments pursuant to a Structural Adjustment falling under paragraph (b) of that definition or a reduction in tenor pursuant to a Structural Adjustment failing under paragraph (c) of that definition, which shall also require the consent of the Majority Lenders (for which purpose the existing commitments of each such Lender will be taken into account).

(f)	Subject to Clause 2.3 (Additional Facility), no consent from any Lenders shall be required in connection with an Additional Facility pursuant to an Additional Facility Notice (other than the consent of the relevant Lender(s) providing the Additional Facility).

(g)	At the request of the Company or the Agent (acting on the instructions of the Majority Lenders), the Company and the Agent will promptly enter into any amendments to this Agreement as the Company or the Agent (as the case may be) considers necessary (each acting reasonably and in good faith) to ensure that the terms of Schedule 13 (Information Undertaking), Schedule 14 (Events of Default) and Schedule 15 (Restrictive Covenants) accurately reflect the equivalent terms as set out in the Bond Indenture (any such change, a “Conforming Covenant Change”). The Agent is authorised and instructed by each Finance Party (without any further consent, sanction, authority or further confirmation from them) to enter into such documentation as is reasonably required by the Company or the Agent to make any such Conforming Covenant Changes and shall promptly enter into such documentation on the request of the Company.

(h)	If any Lender fails to accept or reject a request for a consent, waiver or amendment of or in relation to any of the terms of any Finance Document or other vote of Lenders under the terms of this Agreement within 10 Business Days of that request being made (or such longer period as the Company may specify, with the consent of the Agent from the date of such request being made) (such Lender being a “Non-Responding Lender”), the Non-Responding Lender’s Commitment and/or participation shall not be included for the purpose of calculating the Total Commitments or participations under the relevant Facility or Additional Facility, and the Non-Responding Lender will not be treated as a Lender when ascertaining whether any relevant percentage (including, for the avoidance of doubt, unanimity) of Total Commitments, participations and/or the number of Lenders has been obtained to approve that request.

37.3	Replacement of Screen Rate

Subject to paragraph (c) of Clause 37.2 (Exceptions), if any Screen Rate is not available for a currency which can be selected for a Loan, any amendment or waiver which relates to providing for another benchmark rate to apply in relation to that currency in place of that Screen Rate (or which relates to aligning any provision of a Finance Document to the use of that other benchmark rate) may be made with the consent of the Majority Lenders and the Company

38.	DISCLOSURE OF LENDER DETAILS BY AGENT

38.1	Supply of Lender details to Company

The Agent shall provide to the Company, within five Business Days of a request by the Company (but no more frequently than once per calendar quarter), a list (which may be in electronic form) setting out the names of the Lenders as at the date of that request, their respective Commitments, the address and fax number (and the department or officer, if any, for whose attention any communication is to be made) of each Lender for any communication to be made or document to be delivered under or in connection with the Finance Documents, the electronic mail address and/or any other information required to enable the transmission of information by electronic mail or other electronic means to and by each Lender to whom any communication under or in connection with the Finance Documents may be made by that means and the account details of each Lender for any payment to be distributed by the Agent to that Lender under the Finance Documents.

38.2	Supply of Lender details at Company’s discretion

(a)	The Agent shall, at the request of the Company, disclose the identity of the Lenders and the details of the Lenders’ Commitments to any:

(i)	other Party or any other person if that disclosure is made to facilitate, in each case, a refinancing of the indebtedness arising under the Finance Documents or a material waiver or amendment of any term of any Finance Document; and

(ii)	no member of the Group.

(b)	Subject to paragraph (c) below, the Company shall procure that the recipient of information disclosed pursuant to paragraph (a) above shall keep such information confidential and shall not disclose it to anyone and shall ensure that all such information is protected with security measures and a degree of care that would apply to the recipient’s own confidential information.

(c)	The recipient may disclose such information to any of its officers, directors, employees, professional advisers, auditors and partners as it shall consider appropriate if any such person is informed in writing of its confidential nature, except that there shall be no such requirement to so inform if that person is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by duties of confidentiality in relation to the information.

38.3	Supply of Lender details to other Lenders

(a)	If a Lender (a “Disclosing Lender”) indicates to the Agent that the Agent may do so, the Agent shall disclose that Lender’s name and Commitment to any other Lender that is, or becomes a Disclosing Lender.

(b)	The Agent shall, if so directed by the requisite Lenders, request each Lender to indicate to it whether it is a Disclosing Lender.

39.	COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

40.	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by, and shall be construed in accordance with, English law, provided that Schedule 13 (Information Undertakings), Schedule 14 (Events of Default) and Schedule 15 (Restrictive Covenants) shall be interpreted in accordance with New York law (without prejudice to the fact that this Agreement is governed by English law).

41.	ENFORCEMENT

41.1	Jurisdiction of English courts

(a)	Subject to paragraphs (c) and (d) below the courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a “Dispute”).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)	Subject to paragraph (d) below this Clause 41.1 is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

(d)	Notwithstanding paragraphs (a) and (c) of this Section 41.1, with respect to any action or proceeding under this Agreement involving any Obligor that is incorporated under the laws of France, each of the Parties: (i) irrevocably agrees to submit to the jurisdiction of the courts of England, (ii) waive any other jurisdiction to which it may be entitled by reason of its present or future domicile or otherwise, and (iii) waives any objection on the ground of venue or forum non conveniens.

41.2	Service of process

(a)	Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in England and Wales):

(i)	irrevocably appoints InterXion Carrier Hotel Limited as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document (and InterXion Carrier Hotel Limited by its execution of this Agreement, accepts that appointment); and

(ii)	agrees that failure by an agent for service of process to notify the relevant Obligor of the process will not invalidate the proceedings concerned.

(b)	If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Obligors’ Agent (on behalf of all the Obligors) must immediately (and in any event within three days of such event taking place) appoint another agent on terms acceptable to the Agent. Failing this, the Agent may appoint another agent for this purpose.

(c)	The Obligors’ Agent expressly agrees and consents to the provisions of this Clause 41 and Clause 40 (Governing Law).

41.3	Contractual recognition of bail-in

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including (without limitation):

(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)	a cancellation of any such liability; and

(b)	a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

42.	SPECIAL PROVISIONS REGARDING ENFORCEMENT UNDER THE LAWS OF SPAIN

42.1	Agent accounting

For the purposes of this Agreement (or any other Finance Document), the Agent, in its capacity as such, shall open and maintain in its books a special credit facilities account for each Lender. In each of such accounts the Agent shall debit the amounts owed by the Borrower (or an Obligor under this Agreement or any other Finance Document) to the Lenders, including the interest, fees, expenses, default interest, additional costs and any other amounts that are payable by the Borrower (or an Obligor under this Agreement or any other Finance Document) pursuant to this Agreement (or any other Finance Document). Likewise, all amounts received by the Agent from the Borrower (or an Obligor under this Agreement or any other Finance Document) pursuant to this Agreement (or any other Finance Document) shall be credited in that account, so that the sum of the balance of the credit facilities account represents the amount owed by the Borrower (or an Obligor under this Agreement or any other Finance Document) to the Lenders at any time.

42.2	Individual account of each Lender

In addition to the unified account referred to in Clause 42.1 (Agent accounting) above, each of the Lenders shall open and maintain in its books a special credit facilities account from which the interest, fees, expenses, default interest, additional costs and any other amounts that the Borrower (or an Obligor under this Agreement or any other Finance Document) owes to such Lender hereunder shall be debited and in which all amounts received by the Lender from the Borrower (or an Obligor under this Agreement or any other Finance Document) under this Agreement (or the remaining Finance Documents) shall be credited.

42.3	Determination of balance due in the event of enforcement before the Spanish courts

In the event of enforcement of (a) the Facility, (b) the guarantee granted by an Obligor under Clause 19 (Guarantee and Indemnity) of this Agreement, or (c) any of the Finance Documents before the Spanish courts, the Agent shall settle the credit accounts referred to above in this Clause 42. It is expressly agreed for purposes of enforceability via judicial or out-of-court methods pursuant to Spanish Law, that the balance due from the accounts referred to in this Clause 42 resulting from the certificate issued for such purpose by the Agent shall be deemed liquid, due and payable amount enforceable against the Borrower (or an Obligor under this Agreement or any other Finance Document), provided that it is evidenced in a notarial document that the settlement was made in the form agreed to by the parties in the enforceable instrument documenting this Agreement (“título ejecutivo”) and that the balance due matches with the balance that appears in the corresponding open account of the Borrower (or an Obligor under this Agreement or any other Finance Document) in connection with the Facility.

The Agent shall give prior notice to the Borrower (or an Obligor under this Agreement or any other Finance Document) of the amount due as a result of the settlement.

42.4	Enforcement before the Spanish courts

In the event that the Lenders decide, for the purposes of the enforcement of the Facility or the guarantee granted by an Obligor under Clause 19 (Guarantee and Indemnity) of this Agreement or any other Finance Document (that has been raised to the status of public document in Spain) before the Spanish courts, to commence the ordinary enforcement proceeding set forth in Articles 517, et seq, of the Law of Civil Procedure (“Ley de Enjuciamiento Civil”), the Parties expressly agree for purposes of Article 571, et seq, of such Law of Civil Procedure that the settlement to determine the summarily enforceable debt be made by the Agent. The following will be sufficient for the commencement of the summary proceedings: (a) the notarial deed (“escritura de elevación a público”) evidencing this Agreement or any other Finance Document (that has been raised to the status of public document in Spain); (b) a certificate, issued by the Agent, of the debt for which the Borrower (or an Obligor under this Agreement or any other Finance Document) is liable, as well as the extract of the debit and credit entries and the entries corresponding to the application of interest that determines the actual balance for which enforcement is requested and the document providing evidence (“documento fehaciente”) that the settlement of the debt has been carried out in the form agreed to in this Agreement; and (c) a notarial document providing evidence of the prior notice to the Borrower and/or the Obligor of the amount due as a result of the settlement.

The Borrower (or an Obligor under this Agreement or any other Finance Document) shall bear all taxes, expenses and duties accruing or that are incurred on by reason of the notarial instruments referred to in the previous paragraph.

42.5	Public deed

This Agreement has been executed as a private document. Each Party shall be entitled to request the formalisation of this Agreement into a public deed at any time. The Company shall bear all reasonable costs and expenses relating to such formalisation.

43.	AUSTRIAN STAMP DUTY

(a)	Notwithstanding Clause 14.3 (Tax indemnity) and Clause 14.6 (Stamp taxes) of this Agreement and subject always to paragraph (c) below, a Finance Party shall within 10 Business Days of written demand indemnify the Company and each Guarantor, as applicable, against any cost or liability it incurs in relation to Austrian stamp duty (Rechtsgebühr) under the Austrian Stamp Duty Act (Gebührengesetz) (“Austrian Stamp Duty”) in respect of this Agreement or any other Finance Documents (if any) (including any agreement in respect of which this Agreement or any Finance Document qualifies as substitute recording (Ersatzbeurkundung)), if such Austrian Stamp Duty becomes payable as a direct consequence of such Finance Party’s grossly negligent (grob fahrlässig) or wilful (vorsätzlich) breach of its obligations under paragraph (b) below.

(b)	Each of the Parties to this Agreement agrees that it will not produce in, bring into, send to, or cause to be sent to, or otherwise import to, or cause to be imported to, the Republic of Austria any signed original or certified copy of this Agreement or any other Finance Document or any other document referring thereto or send to any Austrian Guarantor or other Austrian resident party any written confirmation or reference (including via e-mail or facsimile) to this Agreement or any other Finance Document or to any transaction contemplated thereby (individually and collectively the “Stamp Duty Sensitive Documents”), in each case other than to the extent that:

(i)	no Austrian Stamp Duty in Austria is triggered thereby;

(ii)	a Party to this Agreement is required or requested to do so by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(iii)	a Party to this Agreement is required or requested to do so in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes; or

(iv)	it is necessary or desirable to do so in order to preserve or enforce a right of, or remedy available to, any Party to this Agreement from time to time arising under or in respect of such Stamp Duty Sensitive Document.

Each Party to this Agreement further agrees not to:

(A)	object to the introduction into evidence of any uncertified copy of any Stamp Duty Sensitive Document;

(B)	raise as a defence to any action or exercise of a remedy a failure to introduce an original of any Stamp Duty Sensitive Document into evidence;

(C)	object to the submission of any uncertified copy of any Stamp Duty Sensitive Document in any proceeding;

(D)	contest the authenticity, and conformity to the original (Übereinstimmung mit dem echten Original), of an uncertified copy of any Stamp Duty Sensitive Document in each case only; or

(E)	if and to the extent that any such uncertified copy actually introduced into evidence accurately reflects the content of such Stamp Duty Sensitive Document.

(c)	Each Party to this Agreement shall take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under, in respect of, or pursuant to, Stamp Duty Sensitive Documents.

44.	PLACE OF PERFORMANCE

The place of performance (Erfüllungsort) for all rights and obligations under this Agreement shall be the registered office of the Agent, which in particular means that the payment of all amounts under this Agreement must be made to a bank account outside the Republic of Austria. For the avoidance of doubt, any payment made in violation of this Clause 44 does not effectively settle any payment obligations under this Agreement (keine schuldbefreiende Wirkung).

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1

THE PARTIES

Part 1

The Original Guarantors

Original Guarantor	Place of Incorporation/ Registration	Registration number (or equivalent, if any)

InterXion Holding N.V.	Netherlands	33301892

InterXion HeadQuarters B.V.	Netherlands	34128125

InterXion Nederland B.V.	Netherlands	34116837

InterXion Operational B.V.	Netherlands	34389232

InterXion Datacenters B.V.	Netherlands	27174186

InterXion Real Estate Holding B.V.	Netherlands	34386211

InterXion Real Estate I B.V.	Netherlands	34386364

InterXion Real Estate X B.V.	Netherlands	58703721

InterXion Science Park B.V.	Netherlands	34295084

InterXion Real Estate XIII B.V.	Netherlands	69745749

InterXion Real Estate XVI B.V.	Netherlands	70702357

InterXion Österreich GmbH	Austria	FN 192393 g

InterXion Belgium NV	Belgium	RPR Brussels 0471.625.579

InterXion France S.A.S.	France	423 945 799 RCS Paris

InterXion Deutschland GmbH	Germany	HRB 47103, commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main

InterXion Ireland Designated Activity Company	Ireland	321944

InterXion Carrier Hotel Limited	England and Wales	03753969

InterXion Sverige AB	Sweden	556580-9588

InterXion España S.A.U.	Spain	CIF A 82517731

Part 2

The Original Lenders

Name of Original Lender	Commitment (EUR)	UK Treaty Passport scheme reference number and jurisdiction of tax residence (if applicable)	FATCA Exempt Party
ABN AMRO Bank N.V.	55,000,000	1/A/70003/DTTP (The Netherlands)	Yes
Bank of America Merrill Lynch International Limited	55,000,000	N/A	Yes
Barclays Bank PLC	35,000,000	N/A	Yes
Citibank N.A., London Branch	35,000,000	N/A	Yes
Crédit Agricole CIB S.A.	20,000,000	5/C/222082 (France)	Yes
Total	200,000,000

SCHEDULE 2

CONDITIONS PRECEDENT

Part 1

Conditions Precedent to Initial Utilisation

1.	Corporate Documents

(a)	A copy of the constitutional documents of each Original Obligor and which:

(i)	in the case of any Original Obligor incorporated in The Netherlands shall include copy of its constitutional documents including an up-to-date extract from the Dutch trade register (handelsregister) relating to it dated no earlier than 5 Business Days prior to the date of this Agreement;

(ii)	in respect of InterXion France SAS shall include (A) an original K-bis extract (extrait K-bis) not more than one month old, (B) a copy of the by-laws (statuts) of such French Obligor certified as up-to-date by its legal representative, (C) an original non bankruptcy certificate (résultat des recherches en matière de procédure collective négatif) not more than one month old and (D) an original certificate of pledges and encumbrances (état relatif aux inscriptions des privilèges et publications) not more than one month old;

(iii)	in respect of InterXion Belgium NV shall include (A) up-to-date coordinated articles of association, (B) a KBO certificate not more than 15 days old, and (C) a non-insolvency certificate not more than 15 days old;

(iv)	in respect of InterXion Deutschland GmbH, shall include up-to-date copies of (A) the relevant commercial register excerpt (Handelsregisterauszug) (not older than 14 (fourteen) days), (B) its articles of association (Satzung/Gesellschaftsvertrag), (C) shareholders’ list (Gesellschafterliste) and (D) any bylaws, if applicable;

(v)	in relation to InterXion Österreich GmbH, up to date copies of (A) its articles of association, (B) an extract from the companies’ register (Firmenbuchauszug) retrieved electronically (elektronisch abgerufen) from the electronic companies’ register (elektronisches Firmenbuch) and (C) any by-laws;

(vi)	in respect of InterXion España S.A.U., shall include a copy of the certification to be issued by the Commercial Registry (Registro Mercantil) which includes (A) up-to-date by-laws (certificación de estatutos actualizados y consolidados), (B) a statement concerning its due incorporation, existence and solvency (certificación de constitución, existencia y solvencia), (C) a statement that it is not in liquidation, insolvency or winding-up (certificación de ausencia de causas de liquidación o disolución) and (D) the composition of its governing body (certificación de composición del consejo de administración); and

(vii)	in respect of InterXion Sverige AB shall include an certificate of registration (registreringsbevis) relating to it dated on or about the date of this Agreement and its articles of association (bolagsordning).

(b)	If required by the laws of its jurisdiction of incorporation or provided in accordance with normal market practice, a copy of a resolution signed by all the holders of the issued shares of an Original Obligor:

(i)	approving the terms of, and the transactions contemplated by, the Finance Documents to which the Original Obligor is a party; and

(ii)	(to the extent required) authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf and sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

(c)	In respect of InterXion Belgium NV, a resolution of the shareholders meeting or a written resolution of all shareholders of InterXion Belgium NV approving the provisions under any Finance Document requiring an early repayment in the case of a change of control over InterXion Belgium NV.

(d)	If applicable, a copy of a resolution of the sole director or board of managing directors (or any equivalent corporate body) of each Original Obligor (and, (y) in respect of InterXion Sverige AB, a copy of a resolution of its board of directors and (z) in the case of InterXion España S.A.U., this should be a certification of the resolution and should be notarised before a Spanish notary public):

(i)	approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute, deliver and perform the Finance Documents to which it is a party;

(ii)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf;

(iii)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party; and

(iv)	in the case of an Original Obligor (other than the Company), authorising the Company to act as the Obligors’ Agent.

(e)	To the extent required, a copy of the extract of the minutes of the meeting of the board of supervisory directors of the Company approving the resolutions of the board of managing directors referred to under (b) above and confirming that the general meeting of shareholders has not appointed any person to represent the Company in case of a conflict of interest.

(f)	To the extent required, a copy of a resolution of the supervisory board or advisory board of the Company approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party.

(g)	If applicable, a copy of a resolution of the supervisory board (Aufsichtsrat) or advisory board (Beirat) of InterXion Deutschland GmbH, approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party.

(h)	In the case of InterXion Sverige AB, a copy of a resolution of the board of directors (or any equivalent corporate body) of its sole shareholder, approving that it enters into the Finance Documents to which it is a party and provides the guarantees and indemnities thereunder.

(i)	In the case of InterXion España S.A.U., a copy of the certificate of the resolutions of the sole shareholder approving the terms of, and the transactions contemplated by, the Finance Documents and resolving to execute, deliver and perform each Finance Document to which it is a party.

(j)	If applicable, an unconditional positive or neutral advice (advise) from each relevant and active works’ council (ondernemingsraad) in accordance with the Dutch Works Councils Act (Wet op de ondernemingsraden), including the request for advice.

(k)	A specimen of the signature of each person authorised by the resolution referred to in paragraph (a) to (i) above.

(l)	If applicable, a certificate of each Original Obligor (signed by an authorised signatory) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on it to be exceeded.

(m)	A certificate of each Original Obligor (signed by an authorised signatory) certifying that each copy document relating to it specified in this Part 1 of this Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

2.	Finance Documents

(a)	A copy of this Agreement executed by the Original Obligors.

(b)	The Fee Letters referred to in paragraph (a) of the definition thereof executed by the Company.

3.	Legal opinions

The following legal opinions, each addressed to the Agent and any persons which become Lenders:

(a)	a legal opinion of DORDA Rechtsanwälte GmbH, legal advisor to the Company as to matters of Austrian law, concerning the capacity of InterXion Österreich GmbH to enter into the Finance Documents to which it is a party;

(b)	a legal opinion of Binder Grösswang Rechtsanwälte GmbH, legal advisor to the Finance Parties as to matters of Austrian law;

(c)	a legal opinion of Loyens & Loeff CVBA/SCRL, legal advisor to the Company as to matters of Belgian law concerning the capacity of InterXion Belgium NV to enter into the Finance Documents to which it is a party;

(d)	a legal opinion of Shearman & Sterling (London) LLP, legal adviser to the Agent and the Arrangers as to English law;

(e)	a legal opinion of Reinhart Marville Torre, legal advisor to the Company as to matters of French law, concerning the capacity of InterXion France S.A.S. to enter into the Finance Documents to which it is a party;

(f)	a legal opinion of Latham & Watkins LLP, legal advisor to the Company as to matters of German law, concerning the capacity of InterXion Deutschland GmbH to enter into the Finance Documents to which it is a party;

(g)	a legal opinion of Arthur Cox, legal advisor to the Company as to matters of Irish law, concerning the capacity of InterXion Ireland Designated Activity Company to enter into the Finance Documents to which it is a party;

(h)	a legal opinion of Loyens & Loeff N.V., legal advisor to the Company as to matters of Netherlands law concerning the capacity of the Original Obligors incorporated in The Netherlands to enter into the Finance Documents to which they are a party;

(i)	a legal opinion of Latham & Watkins LLP, legal advisor to the Company as to matters of Spanish law, concerning the capacity of InterXion España S.A.U., to enter into the Finance Documents to which it is a party; and

(j)	a legal opinion of Mannheimer Swartling, legal advisor to the Company as to matters of Swedish law, concerning the capacity of InterXion Sverige AB to enter into the Finance Documents to which it is a party and the enforceability of the Finance Documents under Swedish law.

4.	Other documents and evidence

(a)	A copy of the Original Financial Statements.

(b)	Evidence (which may be satisfied by the execution of the Fee Letters referred to in paragraph 2(b) above) that the fees, costs and expenses then due from the Company pursuant to Clause 13 (Fees) and Clause 18 (Costs and Expenses) have been paid or will be paid by the first Utilisation Date.

(c)	The Group Structure Chart (for information purposes only and is not required to be in a form and substance that is satisfactory).

(d)	The Business Plan.

(e)	A certificate from the Company confirming that the Bonds have been issued and the Closing Date has occurred.

(f)	A copy of the final offering memorandum for the Bonds (for information purposes only and is not required to be in a form and substance that is satisfactory).

(g)	The results of “know your customer” and other checks in relation to each Original Obligor under the FSA Money Laundering Regulations, the Dutch Wet ter voorkoming van witwassen en financieren van terrorisme, the Patriot Act and any other applicable laws and regulations (including, but not limited to, the German Banking Act (Kreditwesengesetz)) being satisfactory in all respects to the Arrangers and the Agent.

Part 2

Conditions Precedent required to be delivered by an Additional Obligor

1.	An Accession Letter, duly executed by the Additional Obligor and the Company.

2.	A copy of the constitutional documents of the Additional Obligor and which:

(a)	in respect of a Dutch Additional Guarantor shall include an up-to-date extract from the Dutch trade register (handelsregister) relating to it dated no earlier than 5 Business Days prior to the date of the relevant Accession Letter;

(b)	in respect of any Additional Obligor incorporated in France (a “French Additional Obligor”) shall include (A) an original K-bis extract (extrait K-bis) not more than one month old, (B) a copy of the by-laws (statuts) of such French Additional Obligor certified as up-to-date by its legal representative, (C) an original non bankruptcy certificate (résultat des recherches en matière de procédure collective négatif) not more than one month old and (D) an original certificate of pledges and encumbrances (état relatif aux inscriptions des privilèges et publications) not more than one month old);

(c)	in respect of an Additional Obligor incorporated in the Federal Republic of Germany, shall include up-to-date copies of (A) the relevant commercial register excerpt (Handelsregisterauszug) (not older than 14 (fourteen) days), (B) its articles of association (Satzung/Gesellschaftsvertrag), (C) shareholders’ list (Gesellschafterliste) and (D) any bylaws, if applicable;

(d)	in respect of an Additional Obligor incorporated in Belgium (a “Belgian Additional Obligor”) shall include (A) up-to-date coordinated articles of association, (B) KBO certificate not more than 15 days old and (C) a non-insolvency certificate not more than 15 days old;

(e)	in respect to an Additional Obligor incorporated in Sweden (a “Swedish Additional Obligor”) shall include a certificate of registration (registreringsbevis) relating to it dated on or about the date of the relevant Accession Letter and the articles of association (bolagsordning) of such Swedish Additional Obligor; and

(f)	in the respect to an Additional Obligor incorporated in Spain (a “Spanish Additional Obligor”), a literal certification (certificacion literal) from the mercantile registry of Madrid which includes: (A) up-to-date by-laws (certificación de estatutos actualizados y consolidados), (B) a statement concerning its due incorporation, existence and solvency (certificación de constitución, existencia y solvencia), (C) a statement that it is not in liquidation, insolvency or winding-up (certificación de ausencia de causas de liquidación o disolución) and (D) the composition of its governing body (certificación de composición del consejo de administración) together with a certification from the secretary of the board of directors or the sole director (in case such Additional Obligor does not have a Board of Directors) certifying that there is no other shareholders’ agreement or sole director resolution pending registration) of the Additional Obligor.

3.

A certificate (notarised before a Spanish Notary Public), if required by Spanish law, of the resolutions of each Spanish Additional Obligor’s general shareholders meeting approving the entering of the Spanish Additional Obligor in the transactions contemplated by the Finance Documents and the Accession Letter, to which such Spanish Additional Obligor is a party and empowering the Spanish Additional Obligor’s board of directors (or the relevant management body) to approve the terms of, and the transactions contemplated by, the Finance Documents and the Accession Letter, to authorise a specified person or persons to execute the Finance Documents and Accession Letter to which such Spanish Additional Obligor is a party, and to authorise a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with the Finance Documents and the Accession Letter to which the Spanish Additional Obligor is a party.

4.	If applicable, a copy of a resolution of the sole director or board of directors (or any equivalent corporate body) of the Additional Obligor (and, in respect of (y) a Swedish Additional Obligor, a copy of a resolution of the board of directors of such Swedish Additional Obligor and (z) a Spanish Additional Obligor, this should be a certification of the resolutions and the certificate should be notarised before a Spanish notary public):

(a)	approving the terms of, and the transactions contemplated by, the Accession Letter and the Finance Documents and resolving that it execute, deliver and perform the Accession Letter and any other Finance Document to which it is a party;

(b)	authorising a specified person or persons to execute the Accession Letter and other Finance Documents on its behalf;

(c)	authorising a specified person or persons, on its behalf, to sign and/or despatch all other documents and notices to be signed and/or despatched by, such Additional Obligor under or in connection with the Finance Documents to which it is a party; and

(d)	authorising the Company to act as its agent in connection with the Finance Documents.

5.	If applicable, a copy of a resolution of the supervisory board (Aufsichtsrat) or advisory board (Beirat) of each Additional Obligor incorporated in the Federal Republic of Germany approving the terms of, and the transactions contemplated by, the Finance Documents to which that Additional Obligor is a party (other than any Spanish Additional Obligor).

6.	A specimen of the signature of each person authorised by the resolution referred to in paragraphs 2 to 5 above.

7.	If required by the laws of its jurisdiction of incorporation or provided in accordance with normal market practice, a copy of a resolution signed by all the holders of the issued shares of the Additional Obligor (other than any Spanish Additional Obligor):

(a)	approving the terms of, and the transactions contemplated by, the Finance Documents to which the Additional Obligor is a party; and

(b)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf and sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

8.	If applicable, a copy of the resolution of the board of supervisory directors of the Additional Obligor approving the resolutions of the board of managing directors of the Additional Obligor.

9.	In the case of a Swedish Additional Obligor, a copy of a resolution of the board of director (or any equivalent corporate body) of the sole shareholder of such Swedish Additional Obligor, approving that such Swedish Additional Obligor enters into the Finance Documents to which it is a party and provides the guarantees and indemnities thereunder).

10.	If required by the laws of its jurisdiction of incorporation or provided in accordance with normal practice, a certificate of the Additional Obligor (signed by a director duly empowered) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on it to be exceeded. In respect of a German Obligor this shall be included in the certificate delivered under paragraph 12 below.

11.	In respect of a Dutch Additional Guarantor, if required, a copy of:

(a)	the request for advice from each works council, or central or European works council with jurisdiction over the transactions contemplated by this Agreement and

(b)	the unconditional positive advice from such works council in respect of such request.

12.	A certificate of an authorised signatory of the Additional Obligor certifying that each copy document listed in this Part 2 of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of the Accession Letter.

13.	If necessary, a copy of any relevant power of attorney.

14.	If available, the latest audited financial statements of the Additional Obligor and any additional information or documentation requested by a Lender under applicable regulatory provisions including, but not limited to, Section 18 German Banking Act (Kreditwesengesetz).

15.	The following legal opinions, each addressed to the Agent and the Lenders:

(a)	a legal opinion of the legal adviser to the Agent in England as to English law in the form approved by the Agent.

(b)	if the Additional Obligor is incorporated in or has its “centre of main interest” in a jurisdiction other than England and Wales or is executing a Finance Document which is governed by a law other than English law, a legal opinion of the legal advisors to the Agent or, if customary market practice, to the Additional Obligor in the form distributed to the Lenders prior to signing the Accession Letter.

16.	If the proposed Additional Obligor is incorporated in a jurisdiction other than England and Wales, evidence that the agent for service of process has accepted its appointment in relation to the proposed Additional Obligor.

17.	The results of “know your customer” and other checks in relation to each Additional Obligor under the FSA Money Laundering Regulations, the Dutch Wet ter voorkoming van witwassen en financieren van terrorisme, the Patriot Act and any other applicable laws and regulations (including, but not limited to, the German Banking Act (Kreditwesengesetz)) being satisfactory in all respects to the Agent.

18.	In the case of a French Additional Obligor, a countersigned TEG Letter from the Agent to the relevant Additional Obligor dated the date of the Accession Deed.

19.	In the case of a Spanish Additional Obligor, evidence that this above referenced Accession Letter has been raised to the status of public Spanish public document by means of public deed granted before a Spanish notary public).

20.	In respect of a Belgian Additional Obligor, a resolution of the shareholder meeting or a written resolution of all shareholder of such Belgian Additional Obligor, where relevant, approving the provisions under any Finance Document requiring an early repayment in the case of a change of control over the Belgian Additional Obligor.

SCHEDULE 3

UTILISATION REQUEST

IMPORTANT NOTICE: BRINGING THIS DOCUMENT, ANY CERTIFIED COPY OR ANY DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO OR EXECUTING ANY OF THE AFOREMENTIONED IN AUSTRIA AS WELL AS SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THE DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS MAY TRIGGER AUSTRIAN STAMP DUTY. ACCORDINGLY, KEEP THE ORIGINAL DOCUMENT AS WELL AS ALL CERTIFIED COPIES AND ANY OTHER DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN AND SIGNED REFERENCES THERETO, OUTSIDE OF AUSTRIA AND REFRAIN FROM SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THIS DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS.

From: [[Name of Borrower] as Borrower] [Obligors’ Agent]

To: [ 🌑 ] as Agent

Dated:

Dear Sirs

InterXion Holding N.V. – Facility Agreement

dated [🌑] (as amended or as amended and restated

from time to time) (the “Agreement”)

1.	We refer to the Agreement. This is a Utilisation Request. Terms defined in the Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.	We wish to borrow a Loan on the following terms:

Borrower:	[ 🌑 ]

Proposed Utilisation Date:	[ 🌑 ] (or, if that is not a Business Day, the next Business Day)

Facility to be utilised:	[the Facility][Additional Facility]

Currency:	[ 🌑 ]

Amount:	[ 🌑 ] or, if less, the Available Facility

Interest Period:	[ 🌑 ]

3.	We confirm that each condition specified in Clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request [or will be satisfied on or before the Utilisation Date].

4.	The proceeds of this Loan should be credited to [account].

5.	This Utilisation Request is irrevocable.

Yours faithfully

authorised signatory for
[Name of Borrower] [Obligors’ Agent]

[WARNING NOTE:

PLEASE SEEK DUTCH LEGAL ADVICE (I) UNTIL THE INTERPRETATION OF THE TERM “PUBLIC” (AS REFERRED TO IN ARTICLE 4.1(1) OF THE CRR) HAS BEEN PUBLISHED BY THE COMPETENT AUTHORITY, IF THE SHARE OF A LENDER IN ANY UTILISATION REQUESTED BY THE BORROWER IS LESS THAN EUR 100,000 (OR THE FOREIGN CURRENCY EQUIVALENT THEREOF) AND (II) AS SOON AS THE INTERPRETATION OF THE TERM “PUBLIC” HAS BEEN PUBLISHED BY THE COMPETENT AUTHORITY, IF THE LENDER IS CONSIDERED TO BE PART OF THE PUBLIC ON THE BASIS OF SUCH INTERPRETATION.]

SCHEDULE 4

FORM OF TRANSFER CERTIFICATE1

IMPORTANT NOTICE: BRINGING THIS DOCUMENT, ANY CERTIFIED COPY OR ANY DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO OR EXECUTING ANY OF THE AFOREMENTIONED IN AUSTRIA AS WELL AS SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THE DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS MAY TRIGGER AUSTRIAN STAMP DUTY. ACCORDINGLY, KEEP THE ORIGINAL DOCUMENT AS WELL AS ALL CERTIFIED COPIES AND ANY OTHER DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN AND SIGNED REFERENCES THERETO, OUTSIDE OF AUSTRIA AND REFRAIN FROM SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THIS DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS.

To:    [ 🌑 ] as Agent for the Finance Parties (each as defined in the Facility Agreement referred to below)

From:    [The Existing Lender] (the “Existing Lender”) and [The New Lender] (the “New Lender”)

Dated:

InterXion Holding N.V. – Facility Agreement

dated [ 🌑 ] (as amended or as amended and restated

from time to time) (the “Facility Agreement”)

1.	We refer to the Facility Agreement. This agreement (the “Agreement”) shall take effect as a Transfer Certificate for the purpose of the Facility Agreement. Terms defined in the Agreement have the same meaning in this Agreement unless given a different meaning in this Agreement.

2.	We refer to Clause 25.6 (Procedure for transfer) of the Facility Agreement:

(a)	The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation all or part of the Existing Lender’s Commitment, rights and obligations referred to in the Schedule in accordance with Clause 25.6 (Procedure for transfer) of the Facility Agreement.

(b)	The proposed Transfer Date is [ 🌑 ].

(c)	The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 32.2 (Addresses) of the Facility Agreement are set out in the Schedule.

3.	The New Lender expressly acknowledges the limitations on the Existing Lender’s obligations set out in paragraph (c) of Clause 25.5 (Limitation of responsibility of Existing Lenders) of the Facility Agreement.

4.	The New Lender confirms, for the benefit of the Agent and without liability to any Obligor, in respect of each of a [Belgian Borrower, a French Borrower, a German Borrower, an Irish Borrower and a UK Borrower][2] that it is:

(a)	[a Qualifying Lender (other than a Treaty Lender);]

[1]	The New Lender may, in the case of a transfer of rights by the Existing Lender under this Transfer Certificate, if it considers it necessary to make the transfer effective against third parties, arrange for it to be notified by way of signification to the French Guarantors in accordance with article 1690 of the French Code civil.
[2]	The New Lender need only confirm their status in relation to Borrower jurisdictions relevant as at the date such New Lender becomes a Party.

(b)	[a Treaty Lender;]

(c)	[not a Qualifying Lender][3]

and that it is [not] incorporated or acting through a Facility Office situated in a French Non-Cooperative State;

5.	[The New Lender confirms that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document is either:

(a)	a company resident in the United Kingdom for United Kingdom tax purposes;

(b)	a partnership each member of which is:

(i)	a company so resident in the United Kingdom; or

(ii)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(iii)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company.][4]

6.	[The New Lender confirms that it holds a passport under the HMRC DT Treaty Passport scheme (reference number [ ]) and is tax resident in [ ] [5], so that interest payable to it by borrowers is generally subject to full exemption from UK withholding tax, and requests that the Company notify:

(a)	each Borrower which is a Party as a Borrower as at the Transfer Date; and

(b)	each Additional Borrower which becomes an Additional Borrower after the Transfer Date,

6.	that it wishes that scheme to apply to the Agreement.][6]

7.	In accordance with paragraph (d) of Clause 25.6 (Procedure for transfer) of the Facility Agreement, for the purposes of Article 1334 et seq. of the French Code civil, it is agreed that the guarantees created by the Finance Documents shall be preserved for the benefit of the New Lender and each other Lender.

[3]	Delete as applicable—each New Lender is required to confirm which of these three categories it falls within.
[4]	Include if New Lender comes within paragraph (a)(ii) of the definition of UK Qualifying Lender in Clause 14.1 (Definitions) and there is a UK Borrower.
[5]	Insert jurisdiction of tax residence.
[6]	Include if there is a UK Borrower and New Lender holds a passport under the HMRC DT Treaty Passport scheme and wishes that scheme to apply to the Agreement.

8.	It is expressly agreed that for the purpose of Article 1278 and Article 1281 of the Belgian Civil Code the guarantees created by the Finance Documents shall be preserved for the benefit of the New Lender and each other Lender.

9.	[The New Lender expressly confirms that it [can/cannot] exempt the Agent from the restrictions pursuant to section 181 of the German Civil Code (Bürgerliches Gesetzbuch) as provided for in paragraph (c) of Clause 27.1 (Appointment of the Agent)]

10.	This Agreement shall be notified to the relevant Obligor established in France by registered letter with acknowledgment of receipt, in accordance with article 1324 of the French Code civil.

11.	For the purpose of the provisions of paragraph 2 of article 1334 of the French Code civil each Party agrees that following any transfer by way of novation under this Agreement, the obligations of each Guarantor incorporated in France under this Agreement will be reserved and will continue in full force for the benefit of the then Lenders. A transfer by way of novation under Clause 25 (Changes to the Lenders) is also a novation (novation) within the meaning of articles 1329 et seq. of the French Code civil.

12.	This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

13.	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

14.	This Agreement has been executed and delivered as a deed on the date stated at the beginning of this Agreement.

Note:

[The Agent and the Existing Lender should seek confirmation from Dutch counsel that the transfer will not contravene Section 3:5 of the Dutch Financial Supervision Act (Wet op het financieel toezicht) if the value of the rights acquired by the New Lender is less than €100,000 or, if the competent authority has published its interpretation of the term ‘public’ as referred to in article 4.1.(1) of Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms, such other minimum amount as may be required for the New Lender not to be considered part of the public under such interpretation]

THE SCHEDULE

Commitment/rights and obligations to be transferred

[insert relevant details]

[Facility Office address, fax number and attention details for notices and account details for payments]

[Existing Lender]	[New Lender]
Branch: [ 🌑 ] Branch Market Entity Identifier (“MEI”): [ 🌑 ] By:	Branch: [ 🌑 ] Branch MEI: [ 🌑 ] By:

This Agreement is accepted by the Agent and the Transfer Date is confirmed as [ 🌑 ].

[Agent]

Agent MEI: [ 🌑 ]

By:

SCHEDULE 5

FORM OF ASSIGNMENT AGREEMENT

IMPORTANT NOTICE: BRINGING THIS DOCUMENT, ANY CERTIFIED COPY OR ANY DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO OR EXECUTING ANY OF THE AFOREMENTIONED IN AUSTRIA AS WELL AS SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THE DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS MAY TRIGGER AUSTRIAN STAMP DUTY. ACCORDINGLY, KEEP THE ORIGINAL DOCUMENT AS WELL AS ALL CERTIFIED COPIES AND ANY OTHER DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN AND SIGNED REFERENCES THERETO, OUTSIDE OF AUSTRIA AND REFRAIN FROM SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THIS DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS.

To:	[ 🌑 ] as Agent for the Finance Parties (each as defined in the Facility Agreement referred to below)

From:	[The Existing Lender] (the “Existing Lender”) and [The New Lender] (the “New Lender”).

Dated:

InterXion Holding N.V. –Facility Agreement

dated [ 🌑 ] (as amended or as amended and restated

from time to time) (the “Facility Agreement”)

1.	We refer to the Facility Agreement. This agreement (the “Agreement”) shall take effect as an Assignment Agreement for the purpose of the Facility Agreement. Terms defined in the Agreement have the same meaning in this Agreement unless given a different meaning in this Agreement.

We refer to Clause 25.7 (Procedure for assignment) of the Facilities Agreement.

(a)	The Existing Lender assigns absolutely to the New Lender all the rights of the Existing Lender under the Facilities Agreement and the other Finance Documents which correspond to that portion of the Existing Lender’s Commitments and participations in Loans under the Facilities Agreement as specified in the Schedule.

(b)	The Existing Lender is released from all the obligations of the Existing Lender which correspond to that portion of the Existing Lender’s Commitments and participations in Loans under the Facilities Agreement specified in the Schedule.

(c)	The New Lender becomes a Party as a Lender and is bound by obligations equivalent to those from which the Existing Lender is released under paragraph (b) above.[7]

(d)	The proposed Transfer Date is [ 🌑 ].

(e)	On the Transfer Date the New Lender becomes Party to the Finance Documents as a Lender.

(f)	The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 32.2 (Addresses) are set out in the Schedule.

2.	The New Lender expressly acknowledges the limitations on the Existing Lender’s obligations set out in paragraph (c) of Clause 25.5 (Limitation of responsibility of Existing Lenders) of the Facilities Agreement.

[7]	If the Assignment Agreement is used in place of a Transfer Certificate in order to avoid a novation of rights/obligations for reasons relevant to a civil jurisdiction, local law advice should be sought to check the suitability of the Assignment Agreement due to the assumption of obligations contained in paragraph (c) of Clause 25.7 (Procedure for assignment).

3.	The New Lender confirms, for the benefit of the Agent and without liability to any Obligor, in respect of each of a [Belgian Borrower, a French Borrower, a German Borrower, an Irish Borrower and a UK Borrower][8] that it is:

(a)	[a Qualifying Lender (other than a Treaty Lender);]

(b)	[a Treaty Lender;]

(c)	[not a Qualifying Lender].[9]

and that it is [not] incorporated or acting through a Facility Office situated in a French Non-Cooperative State;

4.	[The New Lender confirms that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document is either:

(a)	a company resident in the United Kingdom for United Kingdom tax purposes;

(b)	a partnership each member of which is:

(i)	a company so resident in the United Kingdom; or

(ii)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(a)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company.][10]

5.	[The New Lender confirms that it holds a passport under the HMRC DT Treaty Passport scheme (reference number [ ]) and is tax resident in [ ] [11], so that interest payable to it by borrowers is generally subject to full exemption from UK withholding tax, and requests that the Company notify:

(a)	each Borrower which is a Party as a Borrower as at the Transfer Date; and

(b)	each Additional Borrower which becomes an Additional Borrower after the Transfer Date,

[8]	The New Lender need only confirm their status in relation to Borrower jurisdictions relevant as at the date such New Lender becomes a Party.
[9]	Delete as applicable—each New Lender is required to confirm which of these three categories it falls within.
[10]	Include if New Lender comes within paragraph (a)(ii) of the definition of UK Qualifying Lender in Clause 14.1 (Definitions) and there is a UK Borrower.
[11]	Insert jurisdiction of tax residence.

that it wishes that scheme to apply to the Agreement.]12

6.	It is expressly agreed that for the purpose of Article 1278 and Article 1281 of the Belgian Civil Code the guarantees created by the Finance Documents shall be preserved for the benefit of the New Lender and each other Lender.

7.	This Agreement acts as notice to the Agent (on behalf of each Finance Party) and, upon delivery in accordance with Clause 25.8 (Copy of Transfer Certificate, Assignment Agreement, Increase Confirmation or Additional Facility Notice to the Obligors’ Agent), to the Obligors’ Agent (on behalf of each Obligor) of the assignment referred to in this Agreement.

8.	Each of the Agent acting for and on behalf of the New Lender under or in connection with the Finance Documents shall be released from the restrictions of section 181 of the German Civil Code (BGB) and from similar restrictions in other jurisdictions, i.e. restrictions of self-contracting and restrictions in representing several parties at the same time.

9.	This Agreement shall be notified to the relevant Obligor established in France by registered letter with acknowledgment of receipt, in accordance with article 1324 of the French Code civil.

10.	This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

11.	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by, and shall be construed in accordance with, English law.

12.	This Agreement has been executed and delivered as a deed on the date stated at the beginning of this Agreement.

Note:

[The Agent and the Existing Lender should seek confirmation from Dutch counsel that the assignment will not contravene Section 3:5 of the Dutch Financial Supervision Act (Wet op het financieel toezicht) if the value of the rights acquired by the New Lender is less than €100,000 or, if the competent authority has published its interpretation of the term ‘public’ as referred to in article 4.1.(1) of Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms, such other minimum amount as may be required for the New Lender not to be considered part of the public under such interpretation]

[12]	Include if there is a UK Borrower and the New Lender holds a passport under the HMRC DT Treaty Passport scheme and wishes that scheme to apply to the Agreement.

THE SCHEDULE

Commitment/rights and obligations to be transferred by assignment, release and accession

[insert relevant details]

[Facility office address, fax number and attention details for notices and account details for payments]

[Existing Lender]	[New Lender]

By:	By:

This Agreement is accepted as an Assignment Agreement for the purposes of the Facilities Agreement by the Agent and the Transfer Date is confirmed as [        ].

Signature of this Agreement by the Agent constitutes confirmation by the Agent of receipt of notice of the assignment referred to in this Agreement, which notice the Agent receives on behalf of each Finance Party.

[Agent]

By:

SCHEDULE 6

FORM OF ACCESSION LETTER

IMPORTANT NOTICE: BRINGING THIS DOCUMENT, ANY CERTIFIED COPY OR ANY DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO OR EXECUTING ANY OF THE AFOREMENTIONED IN AUSTRIA AS WELL AS SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THE DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS MAY TRIGGER AUSTRIAN STAMP DUTY. ACCORDINGLY, KEEP THE ORIGINAL DOCUMENT AS WELL AS ALL CERTIFIED COPIES AND ANY OTHER DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN AND SIGNED REFERENCES THERETO, OUTSIDE OF AUSTRIA AND REFRAIN FROM SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THIS DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS.

To:    [ 🌑 ] as Agent for the Finance Parties (each as defined in the Facility Agreement referred to below);

From:    [Subsidiary] and InterXion Holding N.V.

Dated:

Dear Sirs

InterXion Holding N.V. – Facility Agreement

dated [ 🌑 ] (as amended or as amended and restated

from time to time) (the “Facility Agreement”)

1.	We refer to the Facility Agreement. This deed (the “Accession Letter”) shall take effect as an Accession Letter for the purposes of the Facility Agreement. Terms defined in the Facility Agreement have the same meaning in paragraphs 1 to 3 of this Accession Letter unless given a different meaning in this Accession Letter.

2.	[[Subsidiary] agrees to become an Additional [Borrower] / [Guarantor] and to be bound by the terms of the Facility Agreement and the other Finance Documents (as an Additional [Borrower] / [Guarantor] pursuant to [Clause 26.2 (Additional Borrowers)] / [Clause 26.4 (Additional Guarantors)] of the Facility Agreement. [Subsidiary] is a company duly incorporated under the laws of [name of relevant jurisdiction] and is a limited liability company and registered number [•].]

[insert guarantee limitation language as appropriate for jurisdiction of incorporation of [Original] / [Additional] Guarantor if not already included in the Facility Agreement].

3.	[Subsidiary’s] administrative details for the purposes of the Facility Agreement are as follows:

Address:

Fax No.:

Attention:

This Accession Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

THIS ACCESSION LETTER has been signed on behalf of the Obligors’ Agent and executed as a deed by [Subsidiary] and is delivered on the date stated above.

EXECUTED AS A DEED

[Subsidiary]

By:

in the presence of	Signature of Witness

Name of Witness

Address of Witness

Occupation of Witness

InterXion Holding N.V.

By:

SCHEDULE 7

FORM OF RESIGNATION LETTER

IMPORTANT NOTICE: BRINGING THIS DOCUMENT, ANY CERTIFIED COPY OR ANY DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO OR EXECUTING ANY OF THE AFOREMENTIONED IN AUSTRIA AS WELL AS SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THE DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS MAY TRIGGER AUSTRIAN STAMP DUTY. ACCORDINGLY, KEEP THE ORIGINAL DOCUMENT AS WELL AS ALL CERTIFIED COPIES AND ANY OTHER DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN AND SIGNED REFERENCES THERETO, OUTSIDE OF AUSTRIA AND REFRAIN FROM SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THIS DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS.

To:    [ 🌑 ] as Agent

From:    [resigning Obligor] and InterXion Holding N.V.

Dated:

Dear Sirs

InterXion Holding N.V. – Facility Agreement

dated [ 🌑 ] (as amended or as amended and restated

from time to time) (the “Agreement”)

1.	We refer to the Agreement. This is a Resignation Letter. Terms defined in the Agreement have the same meaning in this Resignation Letter unless given a different meaning in this Resignation Letter.

2.	Pursuant to [Clause 26.3 (Resignation of a Borrower)] / [Clause 26.5 (Resignation of a Guarantor)], we request that [resigning Obligor] be released from its obligations as a [Borrower] / [Guarantor] under the Agreement and the Finance Documents.

3.	We confirm that:

(a)	no [Event of] Default is continuing or would result from the acceptance of this request; and

(b)	[ 🌑 ],

4.	This Resignation Letter and any non-contractual obligations arising out of or in connection with it are governed by, and shall be construed in accordance with, English law.

InterXion Holding N.V.	[resigning Obligor]

By:	By:

SCHEDULE 8

FORM OF COMPLIANCE CERTIFICATE

IMPORTANT NOTICE: BRINGING THIS DOCUMENT, ANY CERTIFIED COPY OR ANY DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO OR EXECUTING ANY OF THE AFOREMENTIONED IN AUSTRIA AS WELL AS SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THE DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS MAY TRIGGER AUSTRIAN STAMP DUTY. ACCORDINGLY, KEEP THE ORIGINAL DOCUMENT AS WELL AS ALL CERTIFIED COPIES AND ANY OTHER DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN AND SIGNED REFERENCES THERETO, OUTSIDE OF AUSTRIA AND REFRAIN FROM SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THIS DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS.

To:    [ 🌑 ] as Agent

From:    InterXion Holding N.V.

Dated:

Dear Sirs

InterXion Holding N.V. – Facility Agreement

dated [ 🌑 ] (as amended or as amended and restated

from time to time) (the “Agreement”)

1.	We refer to the Agreement. This is a Compliance Certificate. Terms defined in the Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2.	[We confirm that, in respect of the Relevant Period ending on [🌑] (the “Test Date”) Consolidated Total Net Leverage Ratio was [🌑]:1 for the Test Date and therefore the [Financial Covenant]/[Adjusted Financial Covenant] [has/has not] been complied with.]*

3.	[We confirm that Consolidated Total Net Leverage Ratio is [🌑]:1 and that, therefore, the Margin should be [🌑] per cent. per annum.]**

4.	[Include in Compliance Certificate delivered with Annual Financial Statements] [We confirm that as at the date of this certificate: (i) each of the following companies constitute Material Companies for the purposes of the Facility Agreement: [ 🌑 ]].

[Include in Compliance Certificate delivered with Annual Financial Statements] [We confirm that: (i) the aggregate of earnings before interest, tax, depreciation and amortisation (calculated on the same basis as Consolidated EBITDA) of the Guarantors (excluding HQ) is at least equal to [•] per cent. of the Consolidated EBITDA of the Group (excluding HQ) provided that, for this purpose (A) any member of the Group that generates negative EBITDA shall be deemed to have zero EBITDA and (B) any EBITDA of members of the Group in an Excluded Jurisdiction shall be excluded from the calculation; and (ii) the aggregate net assets of the Guarantors is at least equal to [•] per cent. of the net assets of the Group provided that, for this purpose, any net assets of members of the Group in an Excluded Jurisdiction shall be excluded entirely from the calculation.]

5.	We confirm that no Event of Default is continuing. [If this statement cannot be made, the certificate should identify the Event of Default that is continuing and the steps, if any, being taken to remedy it.]

Signed:
	Director of the Company	Director of the Company

[insert applicable certification language]

for and on behalf of
[name of auditors of the Company]

*	Only applicable if financial covenant is required to be tested.
**	Required only for Compliance Certificate delivered with the Annual Financial Statements.

SCHEDULE 9

FORM OF CONFIDENTIALITY UNDERTAKING

IMPORTANT NOTICE: BRINGING THIS DOCUMENT, ANY CERTIFIED COPY OR ANY DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO OR EXECUTING ANY OF THE AFOREMENTIONED IN AUSTRIA AS WELL AS SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THE DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS MAY TRIGGER AUSTRIAN STAMP DUTY. ACCORDINGLY, KEEP THE ORIGINAL DOCUMENT AS WELL AS ALL CERTIFIED COPIES AND ANY OTHER DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN AND SIGNED REFERENCES THERETO, OUTSIDE OF AUSTRIA AND REFRAIN FROM SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THIS DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS.

To:	[insert name of Potential Lender]

Re:	InterXion Holding N.V. – Facility Agreement dated [ 🌑 ] (as amended or as amended and restated from time to time) (the “Facilities”)

Company:	InterXion Holding N.V. (the “Company”)

Amount:

Agent:

Dear Sirs,

We understand that you are considering participating in the Facilities. In consideration of us agreeing to make available to you certain information, by your signature of a copy of this letter you agree as follows:

1.	Confidentiality Undertaking

You undertake:

(a)	to keep the Confidential Information confidential and not to disclose it to anyone except as provided for by paragraph 2 below and to ensure that the Confidential Information is protected with security measures and a degree of care that is at least the same as that which would apply to your own similar confidential information;

(b)	to keep confidential and not disclose to anyone except as provided for by paragraph 2 below the fact that the Confidential Information has been made available or that discussions or negotiations are taking place or have taken place between us in connection with the Facilities;

(c)	to use the Confidential Information only for the Permitted Purpose; and

(d)	to use all reasonable endeavours to ensure that any person to whom you pass any Confidential Information (unless disclosed under paragraph 2(b) below) acknowledges and complies with the provisions of this letter as if that person were also a party to it.

2.	Permitted Disclosure

We agree that you may disclose Confidential Information and those matters referred to in paragraph 1(b) above:

(a)	to members of the Participant Group and their officers, directors, employees, professional advisers and auditors to the extent necessary for the Permitted Purpose and to any auditors of members of the Participant Group if any person to whom the Confidential Information is to be given pursuant to this paragraph 2(a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information, except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b)	(i) where requested or required by any court of competent jurisdiction or any competent judicial, governmental, supervisory or regulatory body, (ii) where required by the rules of any stock exchange on which the shares or other securities of any member of the Participant Group are listed or (iii) where required by the laws or regulations of any country with jurisdiction over the affairs of any member of the Participant Group provided that, prior to any disclosures under any of the preceding clauses you shall give, if legally permitted, advance written notice to us so that we may determine whether to seek to void such required disclosure or take any other remedy;

(c)	notwithstanding paragraphs 2(a) and 2(b) above, Confidential Information to such persons to whom, and on the same terms as, a Finance Party is permitted to disclose Confidential Information under the Agreement, as if such permissions were set out in full in this letter and as if references in those permissions to Finance Party were references to you; or

(d)	with the prior written consent of us and the Company.

3.	Notification of Required or Unauthorised Disclosure

You agree (to the extent permitted by law and except where disclosure is to be made to any competent supervisory or regulatory body during the ordinary course of its supervisory or regulatory function over you) to inform us of the full circumstances of any disclosure under paragraph 2(b) or upon becoming aware that Confidential Information has been disclosed in breach of this letter.

4.	Return of Copies

If we so request in writing, you shall return all Confidential Information supplied to you by us and destroy or permanently erase (to the extent technically practicable) all copies of Confidential Information made by you and use all reasonable endeavours to ensure that anyone to whom you have supplied any Confidential Information destroys or permanently erases (to the extent technically practicable) such Confidential Information and any copies made by them, in each case save to the extent that you or the recipients are required to retain any such Confidential Information by any applicable law, rule or regulation or by any competent judicial, governmental, supervisory or regulatory body or in accordance with internal policy, or where the Confidential Information has been disclosed under paragraph 2(b) above.

5.	Continuing Obligations

The obligations in this letter are continuing and, in particular, shall survive the termination of any discussions or negotiations between you and us. Notwithstanding the previous sentence, the obligations in this letter shall cease on the earlier of (a) the date you become a party to or otherwise acquire (by assignment or otherwise) a direct interest in the Facilities or (b) twelve months after you have returned all Confidential Information supplied to you by us and destroyed or permanently erased (to the extent technically practicable) all copies of Confidential Information made by you (other than any such Confidential Information or copies which have been disclosed under paragraph 2 above (other than sub-paragraph 2(a)) or which, pursuant to paragraph 4 above, are not required to be returned or destroyed) or (c) twelve months after the date of this letter.

6.	No Representation; Consequences of Breach, etc.

You acknowledge and agree that:

(a)	neither we nor any of our officers, employees or advisers (each a “Relevant Person”) (i) make any representation or warranty, express or implied, as to, or assume any responsibility for, the accuracy, reliability or completeness of any of the Confidential Information or any other information supplied by us or any member of the Group or the assumptions on which it is based or (ii) shall be under any obligation to update or correct any inaccuracy in the Confidential Information or any other information supplied by us or any member of the Group or be otherwise liable to you or any other person in respect to the Confidential Information or any such information; and

(b)	we or members of the Group may be irreparably harmed by the breach of the terms of this letter and damages may not be an adequate remedy; each Relevant Person or member of the Group may be granted an injunction or specific performance for any threatened or actual breach of the provisions of this letter by you.

7.	Entire Agreement; No Waiver; Amendments, etc.

7.1	This letter constitutes the entire agreement between us in relation to your obligations regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

7.2	No failure or delay in exercising any right or remedy under this letter will operate as a waiver thereof nor will any single or partial exercise of any right or remedy preclude any further exercise thereof or the exercise of any other right or remedy under this letter.

7.3	The terms of this letter and your obligations under this letter may only be amended or modified by written agreement between us.

8.	Inside Information

You acknowledge that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse (including, but not limited to, the Market Abuse Regulation (Regulation 596/2014)), and you undertake not to use any Confidential Information for any unlawful purpose.

9.	Nature of Undertakings

The undertakings given by you under this letter are given to us and (without implying any fiduciary obligations on our part) are also given for the benefit of the Company and each other member of the Group.

10.	Third party rights

(a)	Subject to this paragraph 10 and to paragraphs 6 and 9, a person who is not a party to this letter has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Act”) to enforce or to enjoy the benefit of any terms of this letter.

(b)	The Relevant Persons and each member of the Group may enjoy the benefit of the terms of paragraphs 6 and 9 subject to and in accordance with this paragraph 10 and the provisions of the Third Parties Act.

(c)	Notwithstanding any provisions of this letter, the parties to this letter do not require the consent of any Relevant Person or any member of the Group to rescind or vary this letter at any time.

11.	Governing Law and Jurisdiction

(a)	This letter and the agreement constituted by your acknowledgement of its terms (the “Letter”) and any non-contractual obligations arising out of or in connection with it (including any non-contractual obligations arising out of the negotiation of the transaction contemplated by this Letter) are governed by English law.

(b)	The courts of England have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Letter (including a dispute relating to any non-contractual obligation arising out of or in connection with either this Letter or the negotiation of the transaction contemplated by this Letter).

12.	Definitions

In this letter (including the acknowledgement set out below):

“Confidential Information” means any information relating to the Company, the Group, and the Facilities provided to you by us or any of our affiliates or advisers, in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that (a) is or becomes public knowledge other than as a direct or indirect result of any breach of this letter or (b) is known by you before the date the information is disclosed to you by us or any of our affiliates or advisers or is lawfully obtained by you after that date, other than from a source which is connected with the Group and which, in either case, as far as you are aware, has not been obtained in violation of, and is not otherwise subject to, any obligation of confidentiality.

“Group” means the Company, each of its subsidiaries and group companies, each company of which the Company is a subsidiary and each of such company’s subsidiaries and group companies (as such terms are defined in sections 2:24a and 24b of the Dutch Civil Code (Burgerlijk Wetboek).

“Participant Group” means you, each of your holding companies and group companies, each company of which you are a subsidiary and each of such company’s subsidiaries and group companies (as such terms are defined in sections 2:24a and 24b of the Dutch Civil Code (Burgerlijk Wetboek).

“Permitted Purpose” means considering and evaluating whether to enter into the Facilities.

Please acknowledge your agreement to the above by signing and returning the enclosed copy.

Yours faithfully

For and on behalf of

[Bank]

To:    [Bank]

InterXion Holding N.V.

We acknowledge and agree to the above:

For and on behalf of

[Potential Lender]

SCHEDULE 10

TIMETABLES

	Loans in Euro	Loans in sterling	Loans in other currencies
Approval as an Optional Currency, if required (Clause 4.3 (Conditions relating to Optional Currencies))			U-4 9:00 a.m.

Agent notifies the Obligors’ Agent if a currency is approved as an Optional Currency in accordance with Clause 4.3 (Conditions relating to Optional Currencies)	—	—	U-4 5:00 p.m.

Delivery of a duly completed Utilisation Request (Clause 5.1 (Delivery of a Utilisation Request))	U-3 11:00 a.m.	U-1 11:00 a.m.	U-3 11:00 a.m.

Agent determines (in relation to a Utilisation) the Base Currency Amount of the Loan, if required under Clause 5.4 (Lenders’ participation)	U-3 Noon	U-1 Noon	U-3 Noon

Agent notifies the Lenders of the Loan in accordance with Clause 5.4 (Lenders’ participation)	U-3 3:00 p.m.	U-1 3:00 p.m.	U-2 3:00 p.m.

Agent receives a notification from a Lender under Clause 6.2 (Unavailability of a currency)	Quotation day 9:30 a.m.	Quotation day 9:30 a.m.	Quotation Day 9:30 a.m.

Agent gives notice in accordance with Clause 6.2 (Unavailability of a currency)	Quotation day 5:30 p.m.	Quotation day 5:30 p.m.	Quotation Day 5:30 p.m.

LIBOR or EURIBOR is fixed	Quotation Day as of 11:00 a.m. in respect of EURIBOR	Quotation Day as of 11:00 a.m. (London time) in respect of LIBOR	Quotation Day as of 11:00 a.m.

CIBOR is fixed			Quotation Day as of 11:00 a.m. (Copenhagen time)

STIBOR is fixed			Quotation Day as of 11:00 a.m. (Stockholm time)

“U” =              date of utilisation

“U—X” =      X Business Days prior to date of utilisation

SCHEDULE 11

AGREED GUARANTEE PRINCIPLES

1.	Guarantee Principles

1.1	The guarantees to be provided under this Agreement will be given in accordance with the principles set out in these Agreed Guarantee Principles. These principles address the manner in which the Agreed Guarantee Principles will impact on the guarantees proposed to be taken in relation to this Agreement.

1.2	These Agreed Guarantee Principles embody recognition by all parties that there may be certain legal and practical difficulties in obtaining guarantees from all members of the Group in every jurisdiction in which such members of the Group is incorporated. In particular:

(a)	general statutory limitations, financial assistance, corporate benefit, fraudulent preference, “thin capitalisation” rules, retention of title claims and similar principles may limit the ability of a member of the Group to provide a guarantee or may require that the guarantee be limited by amount or otherwise. All guarantees will be limited to comply with all such restrictions. The Company will use reasonable endeavours to assist in demonstrating that adequate corporate benefit accrues to each Guarantor and otherwise overcoming such limitations;

(b)	in the case of any joint venture or non-wholly owned Subsidiary, all guarantees will be limited to comply with restrictions in the joint venture agreement, the shareholders’ agreement or the law. Reasonable endeavours shall be used by the relevant Guarantor to avoid or overcome such restrictions, however, such Guarantor will be under no further obligations thereafter;

(c)	there shall be no requirement for any member of the Group incorporated in an Excluded Jurisdiction to become a Guarantor;

(d)	Guarantors will not be required to give guarantees if that would conflict with the fiduciary duties of their directors or contravene any legal prohibition or result in a risk of personal or criminal liability on the part of any officer; provided that the relevant Guarantor shall use reasonable endeavours to overcome any such obstacle or those are addressed by customary limitation languages; and

(e)	the maximum guaranteed amount may be limited to minimise stamp duty, notarisation, registration or other applicable fees, taxes and duties where the benefits of increasing the guaranteed amount is disproportionate to the level of such fee, taxes and duties.

2.	Guarantors

Each guarantee will be an upstream, cross-stream and downstream guarantee and each guarantee will be for all liabilities of the Obligors under the Finance Documents in accordance with, and subject to, the requirements of the Agreed Guarantee Principles in each relevant jurisdiction.

SCHEDULE 12

FORM OF INCREASE CONFIRMATION

IMPORTANT NOTICE: BRINGING THIS DOCUMENT, ANY CERTIFIED COPY OR ANY DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO OR EXECUTING ANY OF THE AFOREMENTIONED IN AUSTRIA AS WELL AS SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THE DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS MAY TRIGGER AUSTRIAN STAMP DUTY. ACCORDINGLY, KEEP THE ORIGINAL DOCUMENT AS WELL AS ALL CERTIFIED COPIES AND ANY OTHER DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN AND SIGNED REFERENCES THERETO, OUTSIDE OF AUSTRIA AND REFRAIN FROM SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THIS DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS.

To:	[ 🌑 ] as Agent for the Finance Parties (each as defined in the Facility Agreement referred to below); and

[ 🌑 ] and InterXion Holding N.V. as Obligors’ Agent, for and on behalf of each Obligor

From:	[the Increase Lender] (the “Increase Lender”)

Dated:

InterXion Holding N.V. – Facility Agreement

dated [ 🌑 ] (as amended or as amended and restated

from time to time) (the “Facility Agreement”)

1.	We refer to the Facility Agreement. This agreement (the “Agreement”) shall take effect as an Increase Confirmation for the purpose of the Facility Agreement. Terms defined in the Facility Agreement have the same meaning in this Agreement unless given a different meaning in this Agreement.

2.	We refer to Clause 2.2 (Increase) of the Facility Agreement.

3.	The Increase Lender agrees to assume and will assume all of the obligations corresponding to the Commitment specified in the Schedule (the “Relevant Facility Commitment”) as if it was an Original Lender under the Facility Agreement.

4.	The proposed date on which the increase in relation to the Increase Lender and the Relevant Facility Commitment is to take effect (the “Increase Date”) is [ 🌑 ].

5.	On the Increase Date, the Increase Lender becomes party to the relevant Finance Documents as a Lender.

6.	The Facility Office and address, fax number and attention details for notices to the Increase Lender for the purposes of Clause 32.2 (Addresses) are set out in the Schedule.

7.	The Increase Lender expressly acknowledges the limitations on the Lenders’ obligations referred to in paragraph (f) of Clause 2.2 (Increase).

8.	This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

9.	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

10.	This Agreement has been executed and delivered as a deed on the date stated at the beginning of this Agreement.

THE SCHEDULE

Relevant Facility Commitment/rights and obligations to be assumed by the Increase Lender

[insert relevant details]

[Facility office address, fax number and attention details for notices and account details for payments]

[Increase Lender]

By:

This Agreement is accepted as an Increase Confirmation for the purposes of the Facility Agreement by the Agent and the Increase Date is confirmed as [ 🌑 ].

Agent

By:

SCHEDULE 13

INFORMATION UNDERTAKINGS

Any capitalised terms used in this Schedule 13 that are not otherwise defined in Schedule 15 (Restrictive Covenants) shall have the meaning given in Clause 1.1 (Definitions) of this Agreement in accordance with English law.

In this Schedule 13, a reference to a “Section” is a reference to a Section in this Schedule 13.

(1)	So long as any amounts are outstanding under the Finance Documents or any Commitment is in force, the Company will furnish to the Agent the following reports:

(a)	within 120 days after the end of the Company’s fiscal year, commencing with the fiscal year ended 31 December 2018, all annual financial information that would be required to be contained in a filing with the SEC on Form 20-F if the Company was required to file such form, including an “Operating and Financial Review” and the report of the independent auditors on the financial statements;

(b)	within 60 days after the end of the first three fiscal quarters in each fiscal year of the Company, commencing with the fiscal quarter ending 30 June 2018, quarterly financial statements containing the following information: (a) the Company’s unaudited condensed consolidated balance sheet as at the end of such quarter and unaudited condensed statements of income and cash flow for the most recent quarter year to date period ending on the unaudited condensed balance sheet date and the comparable prior period, together with condensed footnote disclosure; and (b) an operating and financial review of the unaudited financial statements, including a discussion of the results of operations, financial condition, and material changes in liquidity and capital resources of the Company; and

(c)	promptly after the occurrence of a material acquisition, disposition or restructuring, any change of the Chief Executive Officer or the Chief Financial Officer of the Company or a change in auditors of the Company, a report containing a description of such event.

(2)	For purposes of this Schedule, the Company will be deemed to have furnished the reports to the Agent and the Finance Parties as required by this Schedule if the Company has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available or the Company has posted such reports on the Company’s public website.

(3)	No report need include separate financial statements for any Guarantors or non-Guarantor Subsidiaries of the Company or any disclosure with respect to the results of operations or any other financial or statistical disclosure not of a type included in the Offering Memorandum.

(4)	At any time that any of the Company’s Subsidiaries are Unrestricted Subsidiaries and any such Unrestricted Subsidiary or group of Unrestricted Subsidiaries, taken as a whole, constitutes a Significant Subsidiary of the Company, then the quarterly and annual financial information required by paragraph (1) above, will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

(5)	If and for so long as the equity securities of the Company or a Successor Parent are listed on a Recognized Stock Exchange and the Company or a Successor Parent is subject to the admission and disclosure standards applicable to issuers of equity securities admitted to trading on a Recognized Stock Exchange, for so long as it elects, the Company will be entitled to make available to the Agent such annual reports, information, documents and other reports that the Company or a Successor Parent is, or would be, required to file with the Recognized Stock Exchange. Upon complying with the foregoing sentence, and provided that such requirements require the Company or a Successor Parent to prepare and file annual reports, information, documents and other reports with a Recognized Stock Exchange and the Company additionally provides the reports set forth in paragraph (1)(b) above with respect to its first and third fiscal quarters, the Company will be deemed to have complied with the provisions contained in the preceding paragraphs in this Schedule. Such reports shall include a reasonably detailed description of material differences between the consolidated financial statements of a Successor Parent and the Company (if any).

“Recognized Stock Exchange” means a regulated market operated by any of Euronext, the New York Stock Exchange, NASDAQ, the London Stock Exchange (including, for the avoidance of doubt, AIM and Main Market listings), the Deutsche Börse, the Paris Stock Exchange Group, the Toronto Stock Exchange, TSX Venture Exchange, the Amsterdam Stock Exchange, the Hong Kong Stock Exchange, the Singapore Exchange or such other similar regulated national securities exchange.

SCHEDULE 14

EVENTS OF DEFAULT

Any capitalised terms used in this Schedule 14 that are not otherwise defined in Schedule 15 (Restrictive Covenants) shall have the meaning given in Clause 1.1 (Definitions) of this Agreement in accordance with English law.

In this Schedule 14, a reference to a “Section” is a reference to a Section in this Schedule 14.

Each of the following events or circumstances is an “Event of Default”:

(1)	failure by the Company or any Guarantor to comply for 60 days after written notice by the Agent with any agreement or obligation contained in this Agreement (other than those referred to in Clause 24.2 (Non-payment) and Clause 24.3 (Financial Covenant and information));

(2)	the occurrence of a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary) (or the payment of which is Guaranteed by the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary)) other than Indebtedness owed to the Company or a Restricted Subsidiary whether such Indebtedness or Guarantee now exists, or is created after the date hereof, which default:

(a)	is caused by a failure to pay principal of such Indebtedness, at its stated final maturity (after giving effect to any applicable grace periods) provided in such Indebtedness; or

(b)	results in the acceleration of such Indebtedness prior to its stated final maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default of principal at its stated final maturity (after giving effect to any applicable grace periods) or the maturity of which has been so accelerated, aggregates €50,000,000 or more at any one time outstanding;

(3)

other than on a solvent basis, the Company, a Borrower or a Significant Subsidiary or a group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law (A) (i) commences a voluntary case, (ii) consents to the entry of an order for relief against it in an involuntary case, (iii) consents to the appointment of a Custodian of it or for any substantial part of its property, (iv) makes a general assignment for the benefit of its creditors, or (v) takes any comparable action under any foreign laws relating to insolvency; or (B) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against the Company, a Borrower, any Significant Subsidiary or a group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary in an involuntary case, (ii) appoints a Custodian of the Company, a Borrower any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary, or for all or substantially all of the property of the Company, a Borrower any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary, (iii) orders the liquidation of the Company, a Borrower, any Significant Subsidiary or a group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary, or (iv) any similar relief is granted under any foreign laws, and any such order or decree remains unstayed and in effect for 60 consecutive days; and

(4)	failure by the Company or a Significant Subsidiary (or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of €50,000,000 other than any judgments covered by indemnities provided by, or insurance policies issued by, reputable and creditworthy companies, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days (after receipt of notice as described in the next succeeding paragraph) after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed.

Where:

“Bankruptcy Law” means (i) Title 11 of the United States Bankruptcy Code of 1978, as amended or the laws of any other jurisdiction or any political subdivision thereof relating to bankruptcy, insolvency, receivership, winding up, administration, liquidation, examinership, reorganization or relief of debtors or impairment of creditors or any amendment thereto, succession to or change in any such law; and

“Custodian” means any receiver, examiner, trustee, assignee, liquidator, custodian, administrator, administrative receiver or similar official under any Bankruptcy Law.

SCHEDULE 15

RESTRICTIVE COVENANTS

Any capitalised terms used in this Schedule 15 that are not otherwise defined herein shall have the meaning given in Clause 1.1 (Definitions) of this Agreement in accordance with English law.

In this Schedule 15, a reference to a “Section” is a reference to a Section in this Schedule 15.

1.	LIMITATION ON INDEBTEDNESS

1.1	The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Company and any of the Company’s Restricted Subsidiaries may Incur Indebtedness (including Acquired Indebtedness), if on the date of such Incurrence and after giving pro forma effect thereto (including pro forma application of the proceeds thereof), the Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries is at least 2.00 to 1.00.

1.2	Paragraph 1.1 of this Section will not prohibit the Incurrence of the following Indebtedness (collectively, “Permitted Debt”):

(1)	the Incurrence by the Company or any Restricted Subsidiary of Indebtedness under any Credit Facility (and the issuance and creation of letters of credit and bankers’ acceptances thereunder) in an aggregate principal amount at any time outstanding not to exceed the sum of an amount equal to the greater of (x) €250,000,000 and (y) 120% of LTM EBITDA, provided, that any Indebtedness Incurred pursuant to this clause (1) may be refinanced at any time if such refinancing does not exceed the greater of (I) the aggregate principal amount of Indebtedness permitted to be Incurred pursuant to this clause (1) on the date of such refinancing and (II) the aggregate principal amount of the Indebtedness being refinanced at such time (together with an amount necessary to pay accrued and unpaid interest and any fees and expenses, including any premium and defeasance costs, indemnity fees, discounts, premiums and other costs and expenses (including original issue discount, upfront fees or similar fees) incurred or payable in connection with such refinancing);

(2)	(a) Guarantees by the Company or any Restricted Subsidiary of Indebtedness or other obligations of the Company or any Restricted Subsidiary that was permitted to be incurred by another provision of this Section; provided that if the Indebtedness being Guaranteed is subordinated to the Finance Documents, as applicable, then the Guarantee shall be subordinated to the same extent as the Indebtedness guaranteed; and (b) without limiting Section 3 (Limitation on Liens) below, Indebtedness arising by reason of any Lien granted by or application to such Person securing Indebtedness of the Company or any Restricted Subsidiary, in each case, so long as the Incurrence of such Indebtedness or other obligations is not prohibited by the terms of this Agreement;

(3)	Indebtedness of the Company owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any Restricted Subsidiary; provided, however, that:

(a)	if the Company or a Guarantor is the obligor of any such Indebtedness and the obligee is not the Company or a Guarantor, such Indebtedness is unsecured and, if the aggregate principal amount of such Indebtedness (other than Indebtedness that is outstanding for a period of less than 90 days or that represents intra-group cash management transactions in the ordinary course of business) of the Company or such Guarantor exceeds €10,000,000, it is to the extent legally permitted expressly subordinated to the prior payment in full in cash of all obligations with respect to the Finance Documents; and

(b)	(i) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary, and (ii) any sale or other transfer of any such Indebtedness to a Person other than the Company or a Restricted Subsidiary shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (3) by the Company or such Restricted Subsidiary, as the case may be;

(4)	Indebtedness represented by (a) the Notes (other than any Additional Notes), including any Guarantee thereof; (b) any Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date after giving pro forma effect to the offering of the Bonds and use of proceeds therefrom as set forth in “Use of Proceeds” in the Offering Memorandum, including the Existing Facilities until the Existing Facilities are repaid pursuant to the Refinancing and, in relation to the Existing Notes, in accordance with the Satisfaction and Discharge Documents; (c) Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (4) (a), (b) and (c) (other than the Existing Facilities) or clause (5) of this paragraph or Incurred pursuant to paragraph 1.1 of this Section; and (d) Management Advances;

(5)	Indebtedness (x) of the Company or any of the Restricted Subsidiaries, or any Person that will become a Restricted Subsidiary or that will be merged, consolidated or otherwise combined with or into the Company or any of its Restricted Subsidiaries, Incurred or issued to finance all or a portion of an acquisition (including an acquisition of any assets or any Person) or (y) of Persons that are, or secured by any assets that are, acquired by the Company or any Restricted Subsidiary or merged into, amalgamated or consolidated with the Company or a Restricted Subsidiary in accordance with the terms of this Agreement; provided that with respect to Indebtedness Incurred pursuant to (x) and (y) of this paragraph (5) may be up to an aggregate amount such that, after giving effect to such acquisition, merger or consolidation, either: (i) the Company would be permitted to Incur at least €1.00 of additional Indebtedness pursuant to paragraph 1.1 of this Section or (ii) the Fixed Charge Coverage Ratio of the Company would not be lower than it was immediately prior to such acquisition, merger, amalgamation or consolidation;

(6)	Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes, as determined in good faith by the Company, and for the avoidance of doubt, Hedging Obligations in effect on the Issue Date shall not be deemed to be for speculative purposes);

(7)	Indebtedness represented by, or consisting of, Capitalized Lease Obligations, mortgage financings, Purchase Money Obligations or other financings, Incurred for the purpose of financing or refinancing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in a Similar Business or Indebtedness otherwise Incurred to finance or refinance the purchase, lease, rental or cost of design, construction, installation or improvement of property (real or personal) or equipment that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets, in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause and then outstanding, not exceeding the greater of (i) €60,000,000 and (ii) 30% of LTM EBITDA at the time of Incurrence; provided, however, that such Indebtedness exists prior to or on the date of such purchase, lease, rental or cost of design, construction, installation or improvement or is created within 270 days thereafter;

(8)	Indebtedness in respect of:

(a)	workers’ compensation claims, self-insurance obligations, unemployment insurance (including premiums related thereto), other types of social security, pension obligations, vacation pay, health, disability or other employee benefits, customer guarantees performance, indemnity, surety, judgment, appeal, advance payment (including progress premiums), customs, value added or other tax or other guarantees or other similar bonds, instruments or obligations and completion guarantees and warranties provided by the Company or a Restricted Subsidiary or relating to liabilities, obligations or guarantees Incurred in the ordinary course of business or consistent with past practice (including, for the avoidance of doubt, Indebtedness arising under any bank guarantee, surety (Bürgschaft) or any other instrument issued by a bank or financial institution upon request of the Company or any Guarantor in order to comply with the requirements of section 8a of the German Act on Partial Retirement (Altersteilzeitgesetz) or of section 7e of the German Social Security Code Part IV (Sozialgesetzbuch IV));

(b)	the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business or consistent with past practice; provided, however, that such Indebtedness is extinguished within 30 Business Days of Incurrence;

(c)	customer deposits and advance payments (including progress premiums) received in the ordinary course of business or consistent with past practice from customers for goods or services purchased in the ordinary course of business or consistent with past practice;

(d)	letters of credit, bankers’ acceptances, warehouse receipts, guarantees, discounted bills of exchange or other discounting or factoring of receivables for credit management of bad debt purposes or other similar instruments or obligations issued or relating to liabilities or obligations Incurred in the ordinary course of business or consistent with past practice;

(e)	the financing of insurance premiums, take-or-pay obligations contained in supply arrangements, any customary treasury and/or cash management services, depositary, cash management, credit card processing, automatic clearinghouse arrangements, overdraft protections, credit or debit card, purchase card, electronic funds transfer, the collection of checks and direct debits, cash pooling or netting or setting off arrangements or similar arrangements in the ordinary course of business or consistent with past practice;

(f)	Indebtedness representing (i) deferred compensation to current or former directors, officers, employees, members of management, managers and consultants of the Company or any of its Subsidiaries in the ordinary course of business or consistent with past practice and (ii) deferred compensation or other similar arrangements in connection with any Investment or acquisition permitted hereby; and

(g)	short-term borrowings of no longer than 30 Business Days owed to banks and other financial institutions Incurred in the ordinary course of business of the Company and its Restricted Subsidiaries with such banks or financial institutions that arises in connection with ordinary banking arrangements to manage cash balances of the Company and its Restricted Subsidiaries;

(9)

Indebtedness arising from agreements providing for guarantees, indemnification, obligations in respect of earn-outs or other adjustments of purchase price or, in each case, similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business or assets or Person or any Capital Stock of a Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring or disposing of such business or assets or such Subsidiary for the purpose of financing such acquisition or disposition); provided that, in connection with a disposition, the maximum liability of the Company and its Restricted Subsidiaries in respect of all such Indebtedness shall at no time exceed the gross proceeds, including the fair market value of non-cash proceeds (measured at the time received and without giving effect to any subsequent changes in value), actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

(10)	Indebtedness consisting of promissory notes issued by the Company or any of its Restricted Subsidiaries to any future, present or former employee, director, contractor or consultant of the Company or any of its Subsidiaries (or permitted transferees, assigns, estates, or heirs of such employee, director, contractor or consultant), to finance the purchase or redemption of Capital Stock or payment of a transaction bonus;

(11)	Indebtedness in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (11) and then outstanding, will not exceed the greater of (a) €100,000,000 and (b) 50% of LTM EBITDA;

(12)	Indebtedness in respect of any Qualified Securitization Financing or any Receivables Facility;

(13)	any obligation, or guarantee of any obligation, of the Company or any Restricted Subsidiary to reimburse or indemnify a Person extending credit to customers of the Company or a Restricted Subsidiary Incurred in the ordinary course of business or consistent with past practice for all or any portion of the amounts payable by such customers to the Person extending such credit;

(14)	Indebtedness of the Company or any of its Restricted Subsidiaries arising pursuant to any Permitted Tax Restructuring;

(15)	Indebtedness of the Company or any Guarantor issuable upon the conversion or exchange of shares of Disqualified Stock issued in accordance with paragraph 1.1 above, and any Refinancing Indebtedness with respect thereto; provided that any such Indebtedness issuable upon the conversion or exchange of shares of Disqualified Stock and any Refinancing Indebtedness with respect thereto shall not exceed the principal component of all obligations, or liquidation preference with respect to, such Disqualified Stock;

(16)	Guarantees of the obligations of joint ventures at any time outstanding Incurred pursuant to this clause ((16)) not exceeding the greater of (a) €25,000,000 and (b) 12% of LTM EBITDA; and

(17)	the issuance by any Restricted Subsidiary to the Company or to any other Restricted Subsidiary of Preferred Stock; provided that:

(a)	any subsequent issuance or transfer of Preferred Stock that results in any such Preferred Stock being held by a Person other than the Company or a Restricted Subsidiary; and

(b)	any sale or other transfer of any such Preferred Stock to a Person that is not either the Company or a Restricted Subsidiary,

will be deemed, in each case, to constitute an issuance of such Preferred Stock by such Restricted Subsidiary that was not permitted pursuant to this clause ((17)).

1.3	For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this Section:

(1)	subject to clause (3) below, in the event that all or any portion of any item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of Permitted Debt or is entitled to be Incurred pursuant to paragraph 1.1 of this Section, the Company, in its sole discretion, will classify, and may from time to time reclassify, such item of Indebtedness and only be required to include, in any manner that complies with this Section, the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) in paragraph 1.1 above or one of the clauses of paragraph 1.2 of this Section, and Indebtedness permitted by this Section need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this Section permitting such Indebtedness; provided that any amounts outstanding under this Agreement on the Issue Date shall be deemed to be incurred under clause (1) of paragraph 1.2 of this Section and, for the avoidance of doubt, certain types of obligations (for example, Qualified Securitization Financing) may not qualify as Indebtedness to the extent such obligations are excluded from the definition of Indebtedness;

(2)	with respect to any Indebtedness incurred pursuant to a clause limited by a fixed Euro amount in paragraph 1.2 of this Section, if at any time that the Company or any of its Restricted Subsidiaries would be entitled to have Incurred any then outstanding item of Indebtedness pursuant to paragraph 1.1 of this Section, such item of Indebtedness shall be automatically reclassified into an item of Indebtedness Incurred pursuant to paragraph 1.1 of this Section;

(3)	for purposes of determining compliance with this Section, with respect to Indebtedness Incurred under a Credit Facility, reborrowings of amounts previously repaid pursuant to provisions under a Credit Facility that provide that Indebtedness is deemed to be repaid periodically shall only be deemed for purposes of this Section to have been Incurred on the date such Indebtedness was first Incurred and not on the date of any subsequent reborrowing thereof;

(4)	in the case of any refinancing Indebtedness, when measuring the outstanding amount of such Indebtedness, such amount shall not include any amounts necessary to pay accrued and unpaid interest and any fees and expenses, including any premium and defeasance costs, indemnity fees, discounts, premiums and other costs and expenses (including original issue discount, upfront fees or similar fees) Incurred or payable in connection with such refinancing;

(5)	Guarantees of, or obligations in respect of letters of credit, bankers’ acceptances or other similar instruments relating to, or Liens securing, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(6)	if obligations in respect of letters of credit, bankers’ acceptances or other similar instruments are Incurred pursuant to any Credit Facility and are being treated as Incurred pursuant to any clause of paragraph 1.2 above or paragraph 1.1 above and the letters of credit, bankers’ acceptances or other similar instruments relate to other Indebtedness, then such other Indebtedness shall not be included;

(7)	the principal amount of any Disqualified Stock of the Company or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(8)	in the event that the Company or a Restricted Subsidiary enters into or increases commitments under a revolving credit facility, enters into any commitment to Incur or issue Indebtedness or commits to Incur any Lien pursuant to clause (1) of the definition of “Permitted Liens,” the Incurrence or issuance thereof for all purposes under this Agreement, including without limitation for purposes of calculating the Fixed Charge Coverage Ratio or usage of clauses (1) through (17) of paragraph 1.2 above (if any) for borrowings and reborrowings thereunder (and including issuance and creation of letters of credit and bankers’ acceptances thereunder) will, at the Company’s option, either (a) be determined on the date of such revolving credit facility or such entry into or increase in commitments (assuming that the full amount thereof has been borrowed as of such date) or other Indebtedness, Disqualified Stock or Preferred Stock, and, if such Fixed Charge Coverage Ratio, test or other provision of this Agreement is satisfied with respect thereto at such time, any borrowing or reborrowing thereunder (and the issuance and creation of letters of credit and bankers’ acceptances thereunder) will be permitted under this Section irrespective of the Fixed Charge Coverage Ratio or other provision of this Agreement at the time of any borrowing or reborrowing (or issuance or creation of letters of credit or bankers’ acceptances thereunder) (the committed amount permitted to be borrowed or reborrowed (and the issuance and creation of letters of credit and bankers’ acceptances) on a date pursuant to the operation of this clause (a) shall be the “Reserved Indebtedness Amount” as of such date for purposes of the Fixed Charge Coverage Ratio, and, to the extent of the usage of clauses (1) through (17) of the preceding paragraph (if any), shall be deemed to be Incurred and outstanding under such clauses) or (b) be determined on the date such amount is borrowed pursuant to any such facility or increased commitment, and in each case, the Company may revoke such determination at any time and from time to time;

(9)	notwithstanding anything in this Section to the contrary, in the case of any Indebtedness Incurred to refinance Indebtedness initially Incurred in reliance on a clause of paragraph 1.2 of this Section measured by reference to a percentage of LTM EBITDA at the time of Incurrence, if such refinancing would cause the percentage of LTM EBITDA restriction to be exceeded if calculated based on the percentage of LTM EBITDA on the date of such refinancing, such percentage of LTM EBITDA restriction shall not be deemed to be exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced, plus premiums (including tender premiums), defeasance, costs and fees in connection with such refinancing; and

(10)	the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined on the basis of IFRS.

1.4	Accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness, the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock or the reclassification of commitments or obligations not treated as Indebtedness due to a change in IFRS, will not be deemed to be an Incurrence of Indebtedness for purposes of this Section.

1.5	If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this Section, the Company shall be in default of this Section).

1.6

For purposes of determining compliance with any Euro-denominated restriction on the Incurrence of Indebtedness, the Euro Equivalent principal amount of Indebtedness denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred or the date of the contractual agreement to Incur such Indebtedness, in the case of term debt, or first committed or first Incurred (whichever yields the lower Euro Equivalent), in the case of revolving credit debt; provided, that (a) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a currency other than Euro, and such refinancing would cause the applicable Euro-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Euro-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (x) the principal amount of such Indebtedness being refinanced plus (y) the aggregate amount of fees, underwriting discounts, accrued and unpaid interest, premiums (including tender premiums) and other costs and expenses (including original issue discount, upfront fees or similar fees) Incurred in connection with such refinancing; (b) the Euro Equivalent of the principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date; and (c) if any such Indebtedness that is denominated in a different currency is subject to a currency agreement (with respect to Euro) covering principal amounts payable on such Indebtedness, the amount of such Indebtedness expressed in Euro will be adjusted to take into account the effect of such agreement.

1.7	Notwithstanding any other provision of this Section, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may Incur pursuant to this Section shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies.

2.	LIMITATION ON LAYERING OF INDEBTEDNESS

2.1	The Company will not, and will not permit any Restricted Subsidiary that is a Guarantor to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) that is contractually subordinated to any other Indebtedness of the Company or any Guarantor, as the case may be, unless such Indebtedness is subordinated in right of payment to the Finance Documents (or any Guarantee thereof) to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Company or such Guarantor, as the case may be.

2.2	No Indebtedness will be deemed to be contractually subordinated in right of payment to any Indebtedness of the Company or any Guarantor solely by virtue of being unsecured or by virtue of being secured on a junior Lien basis.

3.	LIMITATION ON LIENS

3.1	The Company will not, and the Company will not permit any Restricted Subsidiary to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) on any of its property or assets (including Capital Stock of any other Person), whether owned on the Issue Date or thereafter acquired, securing any Indebtedness (such Lien, the “Initial Lien”), unless contemporaneously therewith or prior to the Incurrence of such Lien, effective provision is made to secure the Finance Documents, equally and ratably (or securing on a senior basis, in the case of a Lien securing Indebtedness for money borrowed that is by its terms expressly subordinated to the Finance Documents) such obligation for so long as such obligation is so secured by such Initial Lien. Any such Lien created in favor of the Finance Documents will be automatically and unconditionally released and discharged upon (i) the release and discharge of the Initial Lien to which it relates, (ii) in the case of any Lien securing any Guarantee hereunder, the termination and discharge of such Guarantee in accordance with the terms of this Agreement or (iii) any sale, exchange or transfer (other than a transfer constituting a transfer of all or substantially of the assets of the Company that would constitute a Change of Control or that is governed by Section 6 (Merger and Consolidation) to any Person that is not an Affiliate of the Company of the property or assets secured by such Initial Lien, or of all of the Capital Stock held by the Company or any Restricted Subsidiary in, or all or substantially all the assets of, any Restricted Subsidiary creating such Initial Lien.

3.2	With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness.

4.	LIMITATION ON SALES OF ASSETS AND SUBSIDIARY STOCK

4.1	The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(1)	the Company or such Restricted Subsidiary, as the case may be, receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Company of the shares and assets subject to such Asset Disposition (including, for the avoidance of doubt, if such Asset Disposition is a Permitted Asset Swap);

(2)	in any such Asset Disposition, or series of related Asset Dispositions (except to the extent the Asset Disposition is a Permitted Asset Swap), at least 75% of the consideration from such Asset Disposition (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

(3)	an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied:

(a)	to the extent the Company or any Restricted Subsidiary, as the case may be, elects (i) to prepay, repay, redeem or purchase any Indebtedness of a Restricted Subsidiary that is not a Guarantor (in each case, other than Indebtedness owed to the Company or any Restricted Subsidiary) and any Indebtedness of the Company or a Restricted Subsidiary that is not Subordinated Indebtedness within 365 days from the later of (A) the date of such Asset Disposition and (B) the receipt of such Net Available Cash; provided, however, that, in connection with any prepayment, repayment, redemption or purchase of Indebtedness pursuant to this clause (a), the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be reduced in an amount equal to the principal amount so prepaid, repaid or purchased; or (ii) to make an Asset Disposition Offer;

(b)	to the extent the Company or any Restricted Subsidiary elects, to invest in or purchase or commit to invest in or purchase Additional Assets (including by means of an investment in Additional Assets equal to the amount of Net Available Cash received by the Company or any of its Restricted Subsidiaries) within 365 days from the later of (i) the date of such Asset Disposition and (ii) the receipt of such Net Available Cash; provided, however, that a binding agreement shall be treated as a permitted application of Net Available Cash from the date of such commitment with the good faith expectation that an amount equal to Net Available Cash will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event of any Acceptable Commitment is later cancelled or terminated for any reason before such amount is applied in connection therewith, then such Net Available Cash shall constitute Excess Proceeds;

(c)	(i) to purchase any Notes pursuant to an offer to all Holders of such Notes at a purchase price in cash equal to at least 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts (as defined in the Bond Indenture), if any, to, but not including, the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date) or by making an Asset Disposition Offer to all Holders of the Notes (in accordance with the procedures set out below) or (ii) to redeem any Notes pursuant to the redemption provisions of the Indenture, in each case, provided such offer to purchase is launched or the relevant redemption notice is delivered within 365 days from the later of (A) the date of such Asset Disposition and (B) the receipt of such Net Available Cash; or

(d)	to consummate any combination of the foregoing,

provided, that, (1) pending the final application of the amount of any such Net Available Cash in accordance with clauses (a) through (d) above, the Company and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise use such Net Available Cash in any manner not prohibited by this Agreement; and (2) the Company or any Restricted Subsidiary (as the case may be) may elect to invest in Additional Assets prior to receiving the Net Available Cash attributable to any given Asset Disposition (provided, that such investment shall be made no earlier than the earliest of notice to the Agent of the relevant Asset Disposition, execution of a definitive agreement for the relevant Asset Disposition or consummation of the relevant Asset Disposition) and deem the amount so invested to be applied pursuant to and in accordance with clause (b) above with respect to such Asset Disposition.

4.2	Notwithstanding the foregoing, to the extent that (1) a distribution of any or all of the Net Available Cash of any Asset Disposition by the Company or any of its Restricted Subsidiaries (to the extent necessary to comply with this Section) is prohibited or delayed by applicable local law (including financial assistance and corporate benefit restrictions and fiduciary and statutory duties of the relevant directors) or (2) a distribution of any or all of the Net Available Cash of any Asset Disposition by the Company or any of its Restricted Subsidiaries (to the extent necessary to comply with this Section) could result in material adverse Tax consequences, as determined by the Company in its sole discretion, the portion of such Net Available Cash so affected will not be required to be applied in compliance with this Section.

4.3	The amount of any Net Available Cash from Asset Dispositions that is not applied or invested or committed to be applied or invested as provided in paragraph 4.1 above will be deemed to constitute “Excess Proceeds” under this Agreement. On the 366th day after the later of an Asset Disposition or the receipt of such Net Available Cash (or (i) such earlier date as the Company or its Restricted Subsidiaries may elect or (ii) such later date as set forth in clause (3)(b) of paragraph 4.1 above), if the aggregate amount of Excess Proceeds exceeds €25,000,000, the Company will apply such Excess Proceeds in accordance with the Bond Indenture (an “Asset Disposition Offer”) or otherwise for any purpose not prohibited by this Agreement.

4.4	To the extent that any portion of Net Available Cash payable in respect of the Notes is denominated in a currency other than Euro, the amount thereof payable in respect of the Notes shall not exceed the net amount of funds in Euro that is actually received by the Company upon converting such portion into Euro.

4.5	For the purposes of clause (2) of paragraph 4.1 of this Section, the following will be deemed to be cash:

(1)	the assumption by the transferee of Indebtedness or other liabilities, contingent or otherwise, of the Company or a Restricted Subsidiary and the release of the Company or a Restricted Subsidiary from all liability on such Indebtedness or other liability in connection with such Asset Disposition;

(2)	securities, notes or other obligations received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents within 180 days following the closing of such Asset Disposition;

(3)	Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Company and each other Restricted Subsidiary are released from any Guarantee of payment of such Indebtedness in connection with such Asset Disposition;

(4)	consideration consisting of Indebtedness of the Company or any Guarantor received after the Issue Date from Persons who are not the Company or any Restricted Subsidiary;

(5)	any Designated Non-Cash Consideration received by the Company or any Restricted Subsidiary in such Asset Dispositions having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this Section that is at that time outstanding, not to exceed the greater of (a) €35,000,000 and (b) 17% of LTM EBITDA (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value);

(6)	consideration consisting of Additional Assets; and

(7)	any combination of the consideration specified in the preceding clauses (1) through (6).

5.	DESIGNATION OF RESTRICTED AND UNRESTRICTED SUBSIDIARIES

5.1	The Company may designate any (i) Restricted Subsidiary to be an Unrestricted Subsidiary and (ii) Unrestricted Subsidiary to be a Restricted Subsidiary, in each case, if any such designation would not cause a Default; provided, that, the Company may not designate a Restricted Subsidiary to be an Unrestricted Subsidiary if such Restricted Subsidiary is a Guarantor or guarantees any Public Debt.

5.2	If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary will be deemed to be Incurred by a Restricted Subsidiary as of such date and, if such Indebtedness is not permitted to be Incurred as of such date under Section 1 (Limitation on Indebtedness) the Company will be in default of such Section.

5.3	The Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under Section 1 (Limitation on Indebtedness) (including pursuant to clause (5) of paragraph 1.2 thereof treating such redesignation as an acquisition for the purpose of such clause), calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and (2) no Default or Event of Default would be in existence following such designation.

6.	MERGER AND CONSOLIDATION

6.1	The Company will not consolidate with or merge with or into, or assign, convey, transfer, lease or otherwise dispose of all or substantially all of its assets, in one transaction or a series of related transactions to, any Person, unless:

(1)	the resulting, surviving or transferee Person (the “Successor Company”) (if not the Company) will be a Person organized and existing under the laws of any member state of the European Union, the United Kingdom, Switzerland, Norway, Canada or the United States of America, any State of the United States or the District of Columbia and the Successor Company (if not the Company) will expressly assume (in each case subject to any limitations contemplated by the Agreed Guarantee Principles) by executing a confirmation of the same addressed to the Agent (if already an Obligor) and by an Accession Letter (if not already an Obligor), all the obligations of the Company under Finance Document;

(2)	immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3)	immediately after giving effect to such transaction, either (a) the Company or the Successor Company (as the case may be) would be able to Incur at least an additional €1.00 of Indebtedness pursuant to paragraph 1.1 of Section 1 (Limitation on Indebtedness) above or (b) the Fixed Charge Coverage Ratio would not be less than it was immediately prior to giving effect to such transaction; and

(4)	the Company shall have delivered to the Agent an Officer’s Certificate and an Opinion of Counsel provided that in giving an Opinion of Counsel, counsel may rely on an Officer’s Certificate as to any matters of fact.

6.2	Without prejudice to clause (3) of Section 6.1, any Indebtedness that becomes an obligation of the Company or any Restricted Subsidiary (or that is deemed to be Incurred by any Restricted Subsidiary that becomes a Restricted Subsidiary) as a result of any such transaction undertaken in compliance with this Section, and any Refinancing Indebtedness with respect thereto, shall be deemed to have been Incurred in compliance with Section 1 (Limitation on Indebtedness). For purposes of this Section, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company, on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

6.3	The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under this Agreement, but in the case of a lease of all or substantially all its assets, the predecessor company will not be released from its obligations under this Agreement.

6.4	Any Guarantor may, directly or indirectly, consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any non-Guarantor in compliance with this Agreement provided that, the successor company (if not the Guarantor) will expressly assume all the obligations of the Guarantor under the Finance Documents by executing and delivering to the Agent an Accession Letter, and provided further that immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

6.5	The provisions set forth in this Section shall not restrict (and shall not apply to):

(i)	any Restricted Subsidiary from consolidating with, merging or liquidating into or assigning, transferring, leasing or otherwise disposing of all or substantially all of its properties and assets to the Company, a Guarantor or any other Restricted Subsidiary;

(ii)	the Company or any Restricted Subsidiary from implementing a Permitted Reorganization;

(iii)	any Guarantor from merging or liquidating into or transferring all or part of its properties and assets to the Company or another Guarantor;

(iv)	any consolidation or merger of the Company into any Guarantor; provided that, if the Company is not the surviving entity of such merger or consolidation, the relevant Guarantor will assume the obligations of the Company under the Finance Documents and clauses (1) and (3) of paragraph 6.1 shall apply to such transaction; and

(v)	the Company or any Guarantor consolidating into or merging or combining with, or transferring all or substantially all of its assets to or becoming a direct Subsidiary of, an Affiliate incorporated or organized for the purpose of changing the legal domicile of such entity, reincorporating such entity in another jurisdiction, or changing the legal form of such entity; provided, however, that clauses (1) and (4) of paragraph 6.1 shall apply to any such transaction.

6.6	The foregoing provisions shall not apply to the creation of a new Subsidiary as a Restricted Subsidiary.

7.	FINANCIAL CALCULATIONS

When calculating the availability under any basket or ratio under this Agreement (including those based upon Total Assets, LTM EBITDA, Fixed Charge Coverage Ratio and Consolidated Total Net Leverage Ratio), in each case, in connection with any acquisition, disposition, merger, joint venture, investment, Incurrence or other similar transaction where there is a time difference between commitment and closing or Incurrence (including in respect of Incurrence of Indebtedness), the date of determination of such basket or ratio and of any Default or Event of Default shall, at the option of the Company, be the date the definitive agreements for such acquisition, disposition, merger, joint venture, investment, Incurrence or similar transaction are entered into and such baskets or ratios shall be calculated on a pro forma basis after giving effect to such acquisition, disposition, merger, joint venture, Investment, Incurrence or similar transaction and the other transactions to be entered into in connection therewith (including any Asset Disposition, Incurrence of Indebtedness and the use of proceeds thereof) as if they occurred at the beginning of the applicable reference period for purposes of determining the ability to consummate any such transaction (and not for purposes of any subsequent availability of any basket or ratio). For the avoidance of doubt, (1) if any of such baskets or ratios are exceeded as a result of fluctuations in such basket or ratio (including due to fluctuations in Total Assets, LTM EBITDA, Consolidated EBITDA, Consolidated Total Indebtedness or cash and Cash Equivalents of the Company or the target company) subsequent to such date of determination and at or prior to the consummation of the relevant transaction, such baskets or ratios will not be deemed to have been exceeded as a result of such fluctuations solely for purposes of determining whether the transactions are permitted hereunder; and (2) such baskets or ratios shall not be tested at the time of consummation of such transaction or related transactions; provided, further, that if the Company elects to have such determinations occur at the time of entry into such definitive agreement, any such transactions (including any Asset Disposition or Incurrence of Indebtedness and the use of proceeds thereof) shall be deemed to have occurred on the date the definitive agreements are entered and outstanding thereafter for purposes of calculating any baskets or ratios under this Agreement after the date of such agreement and before the consummation of such transactions.

8.	SUSPENSION OF COVENANTS ON ACHIEVEMENT OF INVESTMENT GRADE STATUS

8.1	Following the first day:

(a)	the Notes have achieved Investment Grade Status; and

(b)	no Default or Event of Default has occurred and is continuing under this Agreement,

•	then, beginning on that day and continuing until the Reversion Date (as defined below), the Company and its Restricted Subsidiaries will not be subject to the following Sections of this Schedule (collectively, the “Suspended Covenants”):

•	Section 1 (Limitation on Indebtedness);

•	Section 2 (Limitation on Layering of Indebtedness);

•	Section 4 (Limitation on Sales of Assets and Subsidiary Stock); and

•	the provisions of clause (3) of paragraph 6.1 of Section 6 (Merger and Consolidation),

and, in each case, any related default provision of this Agreement will cease to be effective and will not be applicable to the Company and its Restricted Subsidiaries.

8.2	If at any time the Notes cease to have such Investment Grade Status, then the Suspended Covenants will thereafter be reinstated as if such covenants had never been suspended (the “Reversion Date”) and be applicable pursuant to the terms of this Agreement (including in connection with performing any calculation or assessment to determine compliance with the terms of this Agreement), unless and until the subsequently attain Investment Grade Status (in which event the Suspended Covenants shall no longer be in effect for such time that the Notes maintain an Investment Grade Status); provided, however, that no Default, Event of Default or breach of any kind shall be deemed to exist under the Finance Documents with respect to the Suspended Covenants based on, and none of the Company or any of its Restricted Subsidiaries shall bear any liability with respect to such Suspended Covenants for, any actions taken or events occurring during the Suspension Period, or any actions taken at any time pursuant to any contractual obligation arising prior to the Reversion Date, regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period. The period of time between the date of suspension of the covenants and the Reversion Date is referred to as the “Suspension Period.”

8.3	On the Reversion Date, all Indebtedness Incurred during the Suspension Period will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (4)(b) of paragraph 1.2 of Section 1 (Limitation on Indebtedness). On and after the Reversion Date, all Liens created during the Suspension Period will be considered Permitted Liens pursuant to clause (11) of such definition. On the Reversion Date, the amount of Excess Proceeds shall be reset at zero. On and after each Reversion Date, the Company and its Restricted Subsidiaries will be permitted to consummate the transactions contemplated by any contract entered into during the Suspension Period, so long as such contract and such consummation would have been permitted during such Suspension Period.

8.4	In addition, any future obligation to grant further Guarantees shall be released. Subject to the Agreed Guarantee Principles, all obligations to grant Guarantees shall be reinstated upon the Reversion Date.

8.5	The Agent shall have no duty to monitor the ratings of the Notes, shall not be deemed to have any knowledge of the ratings of the Notes and shall have no duty to notify the Finance Parties if the Notes achieve Investment Grade Status or upon the occurrence of the Reversion Date. The Company shall notify the Agent that the conditions under this Section have been satisfied, although such notification shall not be a condition for suspension of the covenants to be effective.

CERTAIN DEFINITIONS

“Acquired Indebtedness” means Indebtedness (1) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary, or (2) assumed in connection with the acquisition of assets from a Person, in each case, whether or not Incurred by such Person in connection with such Person becoming a Restricted Subsidiary or such acquisition, or (3) of a Person at the time such Person merges with or into or consolidates or otherwise combines with the Company or any Restricted Subsidiary. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of assets and, with respect to clause (3) of the preceding sentence, on the date of the relevant merger, consolidation, acquisition or other combination.

“Additional Assets” means:

(1)	any property or assets (other than Capital Stock) used or to be used by the Company, a Restricted Subsidiary or otherwise useful (including investments in property or assets for potential future use) in a Similar Business (it being understood that capital expenditures on property or assets already used, or to be used, in a Similar Business or to replace any property or assets that are the subject of such Asset Disposition shall be deemed an investment in Additional Assets);

(2)	the Capital Stock of a Person that is engaged in a Similar Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or a Restricted Subsidiary; or

(3)	Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary.

“Additional Notes” means any additional Bonds (other than the Bonds issued on the Issue Date) that may be issued under the Bond Indenture as part of the same series of notes as the Bond issued on the Issue Date or a different series of Bonds.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means:

(a)	the voluntary sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Leaseback Transaction) of the Company or any of its Restricted Subsidiaries (in each case other than Capital Stock of the Company) (each referred to in this definition as a “disposition”); or

(b)	the issuance, sale, transfer or other disposition of Capital Stock of any Restricted Subsidiary (other than Preferred Stock or Disqualified Stock of Restricted Subsidiaries issued in compliance with Section 1 (Limitation on Indebtedness) or directors’ qualifying shares and shares issued to foreign nationals as required under applicable law), whether in a single transaction or a series of related transactions, in each case, other than:

(1)	a disposition or transfer of assets between or among the Company and any of its Restricted Subsidiaries;

(2)	a disposition of cash, Cash Equivalents, Temporary Cash Investments or Investment Grade Securities;

(3)	a disposition of inventory, receivables, trading stock, equipment or other assets in the ordinary course of business or consistent with past practice or held for sale or no longer used in the ordinary course of business, including any disposition of disposed, abandoned or discontinued operations;

(4)	a disposition of obsolete, worn-out, uneconomic, damaged, retired, or surplus property, equipment or other assets or property, equipment, facilities or other assets that are no longer economically practical or commercially desirable to maintain or used or useful in the business of the Company and its Restricted Subsidiaries whether now or hereafter owned or leased or acquired in connection with an acquisition or used or useful in the conduct of the business of the Company and its Restricted Subsidiaries (including by ceasing to enforce, allowing the lapse, abandonment or invalidation of or discontinuing the use or maintenance of or putting into the public domain any intellectual property that is, in the reasonable judgment of the Company or the Restricted Subsidiaries, no longer used or useful, or economically practicable to maintain, or in respect of which the Company or any Restricted Subsidiary determines in its reasonable judgment that such action or inaction is desirable);

(5)	transactions permitted under Section 6 (Merger and Consolidation) or a transaction that constitutes a Change of Control;

(6)	any disposition, issuance, sale or transfer of Capital Stock (a) by a Restricted Subsidiary to the Company or to another Restricted Subsidiary, (b) as part of or pursuant to an equity based, equity linked, profit sharing or performance based, incentive or compensation plan approved by the Board of Directors of the Company or (c) relating to directors’ qualifying shares and shares issued to individuals as required by applicable law;

(7)	any disposition, issuance, sale or transfer of Capital Stock, properties or assets in a single transaction or in a series of related transactions with an aggregate fair market value (as determined in good faith by the Company) of less than the greater of (a) €75,000,000 and (b) 35% of LTM EBITDA;

(8)	any disposition, issuance, sale or transfer of Capital Stock, properties or assets with an aggregate fair market value (as determined in good faith by the Company) of 5% or less of Total Assets;

(9)	(a) dispositions in connection with Permitted Liens and (b) the granting of Liens not prohibited by Section 3 (Limitations on Liens);

(10)	dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or consistent with past practice or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements or any sale of assets received by the Company or a Restricted Subsidiary upon the foreclosure of a Lien granted in favor of the Company or any Restricted Subsidiary;

(11)	conveyances, sales, transfers, licenses, sublicenses, lease or assignment or other dispositions of intellectual property, software or other general intangibles and licenses, sub-licenses, leases or subleases of other tangible and non-tangible property, in each case, in the ordinary course of business or consistent with past practice or pursuant to a research, development or production agreement in which the counterparty to such agreement receives a license or other right in the intellectual property or software that result from such agreement;

(12)	the lease, assignment, license, sublease or sublicense of any real or personal property in the ordinary course of business or consistent with past practice;

(13)	foreclosure, condemnation, taking by eminent domain or any similar action with respect to any property or other assets;

(14)	the sale or discount (with or without recourse, and on customary or commercially reasonable terms and for credit management purposes, including pursuant to any factoring arrangements) of accounts receivable or other loans or notes receivable arising in the ordinary course of business or consistent with past practice, or the conversion or exchange of accounts receivable for notes receivable;

(15)	any issuance, sale or transfer of Capital Stock in, or Indebtedness or other securities of, an Unrestricted Subsidiary or any other disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary;

(16)	any disposition, issuance, sale or transfer of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Company or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(17)	(a) dispositions of property to the extent that such property is exchanged for credit against the purchase price of similar replacement property that is promptly purchased and (b) dispositions of property to the extent that the proceeds of such disposition are promptly applied to the purchase price of such replacement property (which replacement property is actually promptly purchased);

(18)	any disposition of Securitization Assets or Receivables Assets or participations therein, in connection with any Qualified Securitization Financing or Securitization Facility, or the disposition of an account receivable in connection with any factoring transaction or the collection or compromise thereof or otherwise in the ordinary course of business or consistent with past practice;

(19)	any disposition pursuant to a financing transaction with respect to property constructed, acquired, replaced, repaired or improved (including any reconstruction, refurbishment, renovation and/or development of real property) by the Company or any Restricted Subsidiary, including Sale and Leaseback Transactions and asset securitizations, permitted by this Agreement;

(20)	dispositions of Investments in joint ventures or similar entities to the extent required by, or made pursuant to, customary buy/sell arrangements in joint venture arrangements and similar binding arrangements relating to such entities;

(21)	any surrender or waiver of contractual rights or the settlement, release, surrender or waiver of contractual, tort, litigation or other claims of any kind;

(22)	the unwinding of any Cash Management Services or Hedging Obligations;

(23)	the disposal of non-core assets (as determined in good faith by the Company) acquired in connection any acquisition;

(24)	any disposition of assets pursuant to agreements or arrangements in effect or existence on the Issue Date and any modification, replacement, renewal or extension thereof; and

(25)	any disposition of assets to a Person who is providing services related to such assets, the provision of which have been or are to be outsourced by the Company or any Restricted Subsidiary to such Person; provided, however, that the Company shall certify that in its opinion, the outstanding transaction will be economically beneficial to the Company and its Restricted Subsidiaries (considered as a whole).

“Associate” means (1) any Person engaged in a Similar Business of which the Company or the Restricted Subsidiaries are the legal and beneficial owners of between 20% and 50% of all outstanding Voting Stock and (2) any joint venture entered into by the Company or any Restricted Subsidiary.

“Board of Directors” means (1) with respect to any corporation, the board of directors or managers, as applicable, of the corporation, or any duly authorized committee thereof; (2) with respect to any partnership, the board of directors or other governing body of the general partner, as applicable, of the partnership or any duly authorized committee thereof; (3) with respect to a limited liability company, the managing member or members or any duly authorized controlling committee thereof; and (4) with respect to any other Person, the board or any duly authorized committee of such Person serving a similar function. Whenever any provision of this Agreement requires any action or determination to be made by, or any approval of, a Board of Directors, such action, determination or approval shall be deemed to have been taken or made if approved by a majority of the directors (excluding employee representatives, if any) on any such Board of Directors (whether or not such action or approval is taken as part of a formal board meeting or as a formal board approval). Unless the context requires otherwise, Board of Directors means the Board of Directors of the Company.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in Amsterdam, London, New York or a place of payment under this Agreement are authorized or required by law to close.

“Capital Stock” of any Person means any and all shares of, rights to purchase or acquire, warrants, options or depositary receipts for, or other equivalents of, or partnership or other interests in (however designated), equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into, or exchangeable for, such equity.

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes on the basis of IFRS, as determined in accordance with IFRS as in effect on the Issue Date. The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation required to be capitalized on a balance sheet (excluding any notes thereto) at the time any determination thereof is to be made as determined on the basis of IFRS, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1)	(a) Euros, Canadian dollars, Swiss Francs, British pounds sterling, U.S. Dollars or any national currency of any member state of the European Union or any country in which the Company or a Subsidiary conducts business or is incorporated or organized; or (b) any other currency held by the Company and its Restricted Subsidiaries in the ordinary course of business;

(2)	securities or other direct obligations, issued or directly and fully Guaranteed or insured by the United States of America, Canadian, Norwegian, Swiss or United Kingdom governments, the European Union or any member state of the European Union on the Issue Date or, in each case, any agency or instrumentality thereof (provided that the full faith and credit of such country or such member state is pledged in support thereof), with maturities of 24 months or less from the date of acquisition;

(3)	certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any Lender or by any bank or trust company (a) whose commercial paper is rated at least “A-2” or the equivalent thereof by S&P or at least “P-2” or the equivalent thereof by Moody’s (or if at the time neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) or (b) (in the event that the bank or trust company does not have commercial paper which is rated) having combined capital and surplus in excess of €250,000,000;

(4)	repurchase obligations for underlying securities of the types described in clauses (2), (3) and (7) entered into with any bank meeting the qualifications specified in clause (3) above;

(5)	readily marketable direct obligations issued by a member state of the European Union, Switzerland, Norway, Canada, the United States of America, any State of the United States or the District of Columbia or any political subdivision thereof, in each case, having one of the two highest rating categories obtainable from either Moody’s or S&P;

(6)	commercial paper and variable or fixed rate notes issued by a bank meeting the qualifications specified in clause (3) above maturing within one year after the date of creation thereof or any commercial paper and variable or fixed rate note issued by, or guaranteed by, a corporation rated at least “A-2” or higher by S&P or “P-2” or higher by Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Company) maturing within one year after the date of creation thereof;

(7)	Indebtedness or preferred stock issued by Persons with a rating of “BBB-” or higher from S&P or “Baa3” or higher from Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) with maturities of 12 months or less from the date of acquisition;

(8)	bills of exchange issued in a member state of the European Union, United Kingdom, Switzerland, Canada, the United States of America, any State of the United States or the District of Columbia, eligible for rediscount at the relevant central bank and accepted by a bank (or any dematerialized equivalent);

(9)	with respect to a jurisdiction in which the Company or a Restricted Subsidiary conducts business or is organized, certificates of deposit, time deposits, recognized time deposits, overnight bank deposits or bankers’ acceptances with any bank, trust company or similar entity, which would rank, in terms of combined capital and surplus and undivided profits or the ratings of its long term debt, among the top five banks in such jurisdiction, in an amount not to exceed cash generated in or reasonably required for operations in such jurisdiction;

(10)	interests in any investment company, money market, enhanced high yield fund or other investment fund which invests 90% or more of its assets in instruments of the types specified in clauses (1) through (9) above; and

(11)	for purposes of clause (2) of the definition of “Asset Disposition,” the marketable securities portfolio owned by the Company and its Subsidiaries on the Issue Date.

“Cash Management Services” means any of the following to the extent not constituting a line of credit (other than an overnight draft facility that is not in default): automated clearing house transactions, treasury, depository, credit or debit card, purchasing card, stored value card, electronic fund transfer services and/or cash management services, including controlled disbursement services, overdraft facilities, foreign exchange facilities, deposit and other accounts and merchant services or other cash management arrangements in the ordinary course of business or consistent with past practice.

“Change of Control” means:

(1)	the Company becomes aware of (by way of a report or any other filing pursuant to any public regulatory filing made available to it, proxy, vote, written notice or otherwise) any “person” or “group” of related persons (as such terms are used in Section 13(d)(3) of the Exchange Act as in effect on the Issue Date), other than one or more Permitted Holders, becoming the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act as in effect on the Issue Date) of more than 50% of the total voting power of the Voting Stock of the Company provided that for the purposes of this clause (1), no Change of Control shall be deemed to occur by reason of the Company becoming a Subsidiary of a Successor Parent; or

(2)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation, consolidation or other business combination transaction), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to a Person, other than the Company or any of its Restricted Subsidiaries or one or more Permitted Holders or in connection with a Permitted Reorganization.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Consolidated Depreciation and Amortization Expense” means, with respect to any Person for any period, the total amount of depreciation and amortization expense, including amortization or write-off of (1) intangibles and non-cash organization costs, (2) deferred financing fees or costs and (3) capitalized expenditures, customer acquisition costs and incentive payments, conversion costs and contract acquisition costs, the amortization of original issue discount resulting from the issuance of Indebtedness at less than par and amortization of favorable or unfavorable lease assets or liabilities, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with IFRS and any write down of assets or asset value carried on the balance sheet.

“Consolidated EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period:

(1)	increased (without duplication) by:

(a)	provision for taxes based on income or profits, revenue or capital, including federal, state, provincial, territorial, local, foreign, unitary, excise, property, franchise and similar taxes and foreign withholding and similar taxes of such Person paid or accrued during such period, including any penalties and interest relating to any tax examinations (including any additions to such taxes, and any penalties and interest with respect thereto), deducted (and not added back) in computing Consolidated Net Income; plus

(b)	Fixed Charges of such Person for such period (including (x) net losses on any Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate, currency or commodities risk, (y) bank fees and (z) costs of surety bonds in connection with financing activities, plus amounts excluded from the definition of “Consolidated Interest Expense” pursuant to clauses (i) through (viii) in clause (1) thereof), to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income; plus

(c)	Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(d)	any (x) Transaction Expenses and (y) any fees, costs, expenses or charges (other than Consolidated Depreciation and Amortization Expense) related to any actual, proposed or contemplated Equity Offering (including any expense relating to enhanced accounting functions or other transactions costs associated with becoming a public company), Permitted Investment, acquisition, disposition, recapitalization or the Incurrence of Indebtedness permitted to be Incurred by this Agreement (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges (including rating agency fees and related expenses) related to the offering of the Notes, this Agreement, any other Credit Facility or Public Debt and any Securitization Fees, and (ii) any amendment, waiver or other modification of the Notes, this Agreement, Securitization Facilities, any other Credit Facility or Public Debt, any Securitization Fees, any other Indebtedness permitted to be Incurred under this Agreement or any Equity Offering, in each case, whether or not consummated, to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(e)	(i) the amount of any restructuring charge, accrual or reserve (and adjustments to existing reserves), transaction or integration cost or other business optimization expense or cost (including charges directly related to the implementation of cost-savings initiatives) that is deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs Incurred in connection with acquisitions or divestitures after the Issue Date, including those related to any severance, retention, signing bonuses, relocation, recruiting and other employee related costs, internal costs in respect of strategic initiatives and curtailments or modifications to pension and post-retirement employment benefit plans (including any settlement of pension liabilities), operational and technology systems development and establishment costs, future lease commitments and costs related to the opening and closure and/or consolidation of facilities and to exiting lines of business and consulting fees Incurred with any of the foregoing and (ii) fees, costs and expenses associated with acquisition related litigation and settlements thereof; plus

(f)	any non-cash charges, write-downs, expenses, losses or items reducing Consolidated Net Income for such period including any impairment charges or the impact of purchase accounting; provided that if any such non-cash charge, write-down or item to the extent it represents an accrual or reserve for a cash expenditure for a future period then the cash payment in such future period shall be subtracted from Consolidated EBITDA when paid or other items classified by the Company as special items less other non-cash items of income increasing Consolidated Net Income (excluding any such non-cash item of income to the extent it represents a receipt of cash in any future period); plus

(g)	the amount of board of director fees, management, monitoring, advisory, consulting, refinancing, subsequent transaction, advisory and exit fees (including termination fees) and related indemnities and expenses paid or accrued in such period to any member of the Board of Directors of the Company; plus

(h)	the amount of “run rate” cost savings (including cost savings with respect to salary, benefit and other direct savings resulting from workforce reductions and facility, benefit and insurance savings), operating expense or loss reductions, other operating improvements and initiatives and synergies projected by the Company in good faith to be reasonably anticipated to be realizable or a plan for realization shall have been established within 24 months of the date thereof (which will be added to Consolidated EBITDA as so projected until fully realized) and calculated on a pro forma basis as though such cost savings (including cost savings with respect to salary, benefit and other direct savings resulting from workforce reductions and facility, benefit and insurance savings), operating expense reductions, other operating improvements and initiatives and synergies had been realized on the first day of such period, net of the amount of actual benefits realized prior to or during such period from such actions; provided that all steps have been taken, or are reasonably expected to be taken, in good faith, for realizing such cost savings within 24 months after the date of determination and such cost savings are reasonably identifiable and factually supportable (in the good faith determination of the Company); plus

(i)	the amount of loss or discount on sale of Securitization Assets, Receivables Assets and related assets to the Securitization Subsidiary in connection with a Qualified Securitization Financing or Securitization Facility; plus

(j)	any costs or expense incurred by the Company or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, any severance agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Company or Net Cash Proceeds of an issuance of Capital Stock (other than Disqualified Stock) of the Company; plus

(k)	cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing Consolidated EBITDA or Consolidated Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of Consolidated EBITDA pursuant to clause (2) below for any previous period and not added back; plus

(l)	any net loss included in the Consolidated Net Income attributable to non-controlling interests; plus

(m)	realized foreign exchange losses resulting from the impact of foreign currency changes on the valuation of assets or liabilities on the balance sheet of the Company and its Restricted Subsidiaries; plus

(n)	net realized losses from Hedging Obligations or embedded derivatives; plus

(o)	the amount of any minority interest expense consisting of income attributable to minority equity interests of third parties in any non-wholly owned Subsidiary; plus

(p)	with respect to any joint venture, an amount equal to the proportion of those items described in clauses (a) and (c) above relating to such joint venture corresponding to the Company’s and its Restricted Subsidiaries’ proportionate share of such joint venture’s Consolidated Net Income (determined as if such joint venture were a Restricted Subsidiary) to the extent the same was deducted (and not added back) in calculating Consolidated Net Income; plus

(q)	earn-out and contingent consideration obligations (including to the extent accounted for as bonuses or otherwise) and adjustments thereof and purchase price adjustments; plus

(r)	any net pension or other post-employment benefit costs representing amortization of unrecognized prior service costs, actuarial losses, including amortization of such amounts arising in prior periods, amortization of the unrecognized net obligation (and loss or cost), and any other items of a similar nature; plus

(s)	the amount of expenses relating to payments made to option holders of the Company in connection with, or as a result of, any distribution being made to equityholders of the Company, which payments are being made to compensate such option holders as though they were equityholders at the time of, and entitled to share in, such distribution, in each case, to the extent permitted under this Agreement; plus

(t)	the amount of any losses, charges, expenses, costs or other payments (including all fees, expenses or charges related thereto) (i) in respect of rental space or other facilities no longer used or useful in the conduct of the business of the Company or its Restricted Subsidiaries, abandoned, closed, disposed or discontinued operations and any losses on disposal of abandoned, closed or discontinued operations and (ii) in respect of opening new, or expanding existing data centers, office space and other facilities related thereto, and start-up period prior to opening, that are operated, or to be operated, by the Company or any Restricted Subsidiary; plus

(u)	to the extent not already otherwise included herein, adjustments and add-backs similar to those, or of the nature of those, made in calculating “Adjusted EBITDA” included in the Offering Memorandum; and

(v)	without duplication of amounts already included in the calculation of Consolidated EBITDA, an amount attributable to an increase in rentable and/or licensable real property calculated as the greater of (i) actual Consolidated EBITDA attributable to such new rentable or licensable space for the relevant period on an annualized basis; and (ii) the amount that would have been attributable to such new rentable or licensable space pursuant to lease, rental or licensing arrangements that are contracted for as of the relevant date of determination had that space been rented or licensed during the most recent four consecutive fiscal quarters ending immediately prior to the relevant date of determination (as reasonably determined in good faith by the Company); and

(2)	decreased (without duplication) by non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced Consolidated EBITDA in any prior period.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1)

consolidated interest expense of such Person and its Restricted Subsidiaries for such period (in each case, determined on the basis of IFRS), to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount or premium resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of any Hedging Obligations or other derivative instruments pursuant to IFRS), (d) the interest component of

Capitalized Lease Obligations, (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, (f) costs associated with Hedging Obligations (excluding amortization of fees or any non-cash interest expense attributable to the movement in mark-to-market valuation of such obligations) and (g) cash interest actually paid by the Company or any Restricted Subsidiary under any Guarantee of Indebtedness or other obligation of any other Person and excluding (i) Securitization Fees, (ii) penalties and interest relating to taxes, (iii) any additional cash interest owing pursuant to any registration rights agreement, (iv) accretion or accrual of discounted liabilities other than Indebtedness, (v) any expense resulting from the discounting of any Indebtedness in connection with the application of recapitalization accounting or purchase accounting in connection with any acquisition, (vi) amortization or write-off of deferred financing fees, debt issuance costs, debt discount or premium, terminated Hedging Obligations and other commissions, financing fees and expenses and original issue discount with respect to Indebtedness and, adjusted to the extent included, to exclude any refunds or similar credits received in connection with the purchasing or procurement of goods or services under any purchasing card or similar program, (vii) any expensing of bridge, commitment and other financing fees, (viii) interest with respect to Indebtedness of any parent of such Person appearing upon the balance sheet of such Person solely by reason of push-down accounting under IFRS, but excluding, for the avoidance of doubt, any Additional Amounts (as defined in the Indenture) paid with respect to the Notes); plus

(2)	consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3)	interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS.

“Consolidated Net Income” means, with respect to any Person for any period, the net income (loss) of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis on the basis of IFRS after any reduction in respect of Preferred Stock dividends; provided, however, that there will not be included in such Consolidated Net Income:

(1)	any net income (loss) of any Person if such Person is not a Restricted Subsidiary (other than any net income (loss) from investments recorded in such Person under the equity method of accounting), except that the Company’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash or Cash Equivalents actually distributed or that (as reasonably determined by an Officer of the Company) could have been distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution or return on investment;

(2)	any net gain (or loss), together with any related provisions for taxes on any such gain (or the tax effect of any such loss), realized upon the sale or other disposition of any asset (including pursuant to any Sale and Leaseback Transaction) or disposed or discontinued operations of the Company or any of its Restricted Subsidiaries which is not sold or otherwise disposed of in the ordinary course of business (as determined in good faith by the Company);

(3)

any extraordinary, exceptional, unusual or non-recurring gain, loss, charge or expense, including Transaction Expenses or any charges, expenses or reserves in respect of any restructuring, redundancy or severance expense or relocation costs, one-time compensation charges, integration and facilities’ opening costs and other business optimization expenses and operating improvements (including related to new product introductions and the build-out, renovation and expansion of data centers), systems development and establishment costs, accruals or reserves (including restructuring and integration costs related to acquisitions after the Issue Date and adjustments to existing reserves), whether or not classified as restructuring expense on the consolidated financial statements, signing costs, retention or completion bonuses, transition costs, costs related to closure/consolidation of facilities, internal costs in respect of strategic initiatives and curtailments or modifications to pension and post-retirement employee benefit plans (including any settlement of pension liabilities), litigation or any asset impairment charges or the financial impacts of natural disasters (including fire, flood and storm and related events), contract terminations and professional and consulting fees Incurred with any of the foregoing;

(4)	the cumulative effect of a change in law, regulation or accounting principles, including any impact resulting from an election by the Company to apply GAAP at any time following the Issue Date;

(5)	any (a) non-cash compensation charge or expense arising from any grant of stock, stock options or other equity based awards and any non-cash deemed finance charges in respect of any pension liabilities or other provisions, any non-cash net after tax gains or losses attributable to the termination or modification or revaluation of any employee pension benefit plan and any charge or expense relating to any payment made to holders of equity-based securities or rights in respect of any dividend sharing provisions of such securities or rights, and (b) income (loss) attributable to deferred compensation plans or trusts;

(6)	all deferred financing costs written off and premiums paid or other expenses Incurred directly in connection with any early extinguishment of Indebtedness (including Hedging Obligations) and any net gain (loss) from any write-off or forgiveness of Indebtedness;

(7)	any unrealized gains or losses in respect of any Hedging Obligations or other financial instruments or any ineffectiveness recognized in earnings related to qualifying hedge transactions or the fair value of changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of any Hedging Obligations;

(8)	any fees, expenses and other charges (including any transaction or retention bonus or similar payment) incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, reorganization, restructuring, asset disposition, issuance or repayment of Indebtedness, issuance of Capital Stock, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs Incurred during such period as a result of any such transaction, in each case, whether or not successful;

(9)	any unrealized foreign currency transaction gains or losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person, and any unrealized foreign currency transaction gains or losses in respect of Indebtedness or other obligations of the Company or any Restricted Subsidiary owing to the Company or any Restricted Subsidiary and any unrealized foreign exchange gains or losses relating to translation of assets and liabilities denominated in foreign currencies;

(10)	any unrealized or realized gain or loss due solely to fluctuations in currency values and the related tax effects, determined in accordance with IFRS;

(11)	any recapitalization accounting or purchase accounting effects, including, but not limited to, adjustments to inventory, property and equipment, software and other intangible assets and deferred revenue in component amounts required or permitted by IFRS and related authoritative pronouncements (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries), as a result of any consummated acquisition (including the Refinancing), or the amortization or write-off of any amounts thereof (including any write-off of in process research and development);

(12)	any impairment charge, write-off or write-down, including impairment charges, write-offs or write-downs related to intangible assets, long-lived assets, goodwill, investments in debt or equity securities (including any losses with respect to the foregoing in bankruptcy, insolvency or similar proceedings) and the amortization of intangibles arising pursuant to IFRS;

(13)	any effect of income (loss) from the early extinguishment or cancellation of Indebtedness or any Hedging Obligations or other derivative instruments;

(14)	accruals and reserves that are established or adjusted (including any adjustment of estimated payouts on existing earn-outs) that are so required to be established as a result of the Refinancing in accordance with IFRS, or changes as a result of adoption or modification of accounting policies;

(15)	any costs associated with the Refinancing;

(16)	any non-cash expenses, accruals or reserves related to adjustments to historical tax exposures and any deferred tax expense associated with tax deductions or net operating losses arising as a result of the Refinancing, or the release of any valuation allowances related to such item;

(17)	(a) payments to third parties in respect of research and development, including amounts paid upon signing, success, completion and other milestones and other progress payments, to the extent expensed and (b) effects of adjustments to accruals and reserves during a period relating to any change in the methodology of calculating reserves for returns, rebates, deposits and other chargebacks (including government program rebates);

(18)	any net gain (or loss) from disposed, abandoned, ceased or discontinued operations, including data centers and other related facilities and services and any net gain (or loss) on disposal of disposed, discontinued, ceased or abandoned operations, including data centers and other related facilities and services; and

(19)	any one-time non-cash charges or any amortization or depreciation, in each case, to the extent related to any acquisition of another Person or business or resulting from any reorganization or restructuring involving the Company or its Subsidiaries.

In addition, to the extent not already included in the Consolidated Net Income of such Person and its Restricted Subsidiaries, notwithstanding anything to the contrary in the foregoing, Consolidated Net Income shall include (1) any expenses and charges that are reimbursed by indemnification or other reimbursement provisions in connection with any investment or any sale, conveyance, transfer or other disposition of assets permitted hereunder, or, so long as the Company has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed and only to the extent that such amount is (a) not denied by the applicable payor in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days) and (2) to the extent covered by insurance (including business interruption insurance) and actually reimbursed, or, so long as the Company has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing in any manner, whether directly or indirectly, any operating lease, dividend or other obligation that does not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”), including any obligation of such Person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2)	to advance or supply funds:

(a)	for the purchase or payment of any such primary obligation; or

(b)	to maintain the working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

“Controlled Investment Affiliate” means, as to any Person, any other Person, which directly or indirectly is in control of, is controlled by, or is under common control with such Person and is organized by such Person (or any Person controlling such Person) primarily for making direct or indirect equity or debt investments in the Company and/or other companies.

“Credit Facility” means, with respect to the Company or any of its Subsidiaries, one or more debt facilities, indentures, instruments or other arrangements (including this Agreement or commercial paper facilities and overdraft facilities) with banks, other financial institutions, funds, governmental or quasi-governmental agencies or investors providing for revolving credit loans, term loans, notes, receivables financing (including through the sale of receivables to such institutions or to special purpose entities formed to borrow from such institutions against such receivables), letters of credit or other Indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time (and whether in whole or in part and whether or not with the original administrative agent and lenders or another administrative agent or agents or other banks or institutions and whether provided under this Agreement or one or more other credit or other agreements, indentures, financing agreements or otherwise) and in each case including all agreements, instruments and documents executed and delivered pursuant to or in connection with the foregoing (including any notes and letters of credit issued pursuant thereto and any Guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other Guarantees, pledges, agreements, security agreements and collateral documents). Without limiting the generality of the foregoing, the term “Credit Facility” shall include any agreement or instrument (1) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (2) adding Subsidiaries of the Company as additional borrowers or guarantors, or releases of Subsidiaries as borrowers or guarantors thereunder, (3) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (4) otherwise altering the terms and conditions thereof.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default; provided that any Default that results solely from the taking of an action that would have been permitted but for the continuation of a previous Default will be deemed to be cured if such previous Default is cured prior to becoming an Event of Default.

“Designated Non-Cash Consideration” means the fair market value (as determined in good faith by the Company or any Restricted Subsidiary) of non-cash consideration received by the Company or any of its Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents or Temporary Cash Investments received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-Cash Consideration. A particular item of Designated Non-Cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with Section 4 (Limitation on Sales of Assets and Subsidiary Stock).

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)	matures or is mandatorily redeemable for cash or in exchange for Indebtedness pursuant to a sinking fund obligation or otherwise; or

(2)	is or may become (in accordance with its terms) upon the occurrence of certain events or otherwise redeemable or repurchasable for cash or in exchange for Indebtedness at the option of the holder of the Capital Stock in whole or in part, in each case on or prior to the earlier of (a) the Stated Maturity of the Facility or (b) the date on which there are no Utilisations or Commitments outstanding; provided, however, that (i) only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock and (ii) any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the issuer thereof to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (howsoever defined or referred to) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all the securities into which it is convertible or for which it is exchangeable) provide that the Company may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is exchangeable) pursuant to such provision if it would constitute a Change of Control and prior to compliance by the Company with the provisions of Section 4 (Limitation on Sales of Assets and Subsidiary Stock) or if it would cause a Change of Control; provided further, however, that if such Capital Stock is issued to any future, current or former employee, director, officer, contractor or consultant (or their respective Controlled Investment Affiliates (including any future, current or former employee, director, officer, contractor or consultant) excluding Immediate Family Members)), of the Company, any of its Subsidiaries or any other entity in which the Company or a Restricted Subsidiary has an Investment and is designated in good faith as an “affiliate” by the Board of Directors (or the compensation committee thereof) or any other plan for the benefit of current, former or future employees (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Company or its Subsidiaries or by any such plan to such employees (or their respective Controlled Investment Affiliates or Immediate Family Members), such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory, contractual or regulatory obligations.

“Equity Offering” means (1) a sale of Capital Stock of the Company (other than Disqualified Stock), or (2) the sale of Capital Stock or other securities by any Person, the proceeds of which are contributed to the equity of the Company or any of its Restricted Subsidiaries.

“Escrowed Proceeds” means the proceeds from the offering of any debt securities or other Indebtedness paid into escrow accounts with an independent escrow agent on the date of the applicable offering or incurrence pursuant to escrow arrangements that permit the release of amounts on deposit in such escrow accounts upon satisfaction of certain conditions or the occurrence of certain events. The term “Escrowed Proceeds” shall include any interest earned on the amounts held in escrow.

“Euro” or “€” means the single currency of participating member states of the economic and monetary union as contemplated in the Treaty on European Union.

“Euro Equivalent” means, with respect to any monetary amount in a currency other than Euro, as of any date, the amount of Euro obtained by converting such other currency into Euro at the spot rate for the purchase of Euro with the applicable other currency as published in The Financial Times (or, if The Financial Times is no longer published, or if such information is no longer available in The Financial Times, such source as may be selected in good faith by the Company) within two Business Days of such determination.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

“fair market value” wherever such term is used in this Agreement (except as otherwise specifically provided in this Agreement) may be conclusively established by means of an Officer’s Certificate or a resolution of the Board of Directors of the Company setting out such fair market value as determined by such Officer or such Board of Directors in good faith, and may take into consideration the fair market value of a group of assets being transferred and any liabilities, encumbrances or restrictions relating to such assets.

“Fitch” means Fitch Ratings, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Fixed Charge Coverage Ratio” means, with respect to any Person on any determination date, the ratio of (1) Consolidated EBITDA of such Person for the most recent four consecutive fiscal quarters ending immediately prior to such determination date (the “reference period”) for which internal consolidated financial statements are available to (2) the Fixed Charges of such Person for such four-quarter reference period. In the event that the Company or any Restricted Subsidiary Incurs, assumes, guarantees, redeems, defeases, retires, extinguishes or otherwise discharges any Indebtedness or has caused any Reserved Indebtedness Amount to be deemed to be Incurred during such period or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the reference period but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, deemed Incurrence, assumption, guarantee, redemption, defeasance, retirement, extinguishment or other discharge of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period; provided, however, that the pro forma calculation shall not give effect to (i) any Indebtedness Incurred on such determination date pursuant to the provisions described in paragraph 1.2 under Section 1 (Limitation on Indebtedness) (other than Indebtedness Incurred pursuant to clause 5 of paragraph 1.2 under Section 1 (Limitation on Indebtedness)) or (ii) the discharge on such determination date of any Indebtedness to the extent that such discharge results from the proceeds Incurred pursuant to the provisions described in paragraph 1.2 under Section 1 (Limitation on Indebtedness) (other than Indebtedness Incurred pursuant to clause 5 of paragraph 1.2 under Section 1 (Limitation on Indebtedness)).

For purposes of making the computation referred to above, any Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and disposed, ceased or discontinued operations that have been made by the Company or any of its Restricted Subsidiaries, during the reference period or subsequent to the reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and disposed or discontinued operations (and the change in any associated fixed charge obligations and the change in Consolidated EBITDA resulting therefrom) had occurred on the first day of the reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged or amalgamated with or into the Company or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation or disposed or discontinued operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, amalgamation, consolidation, ceased or disposed or discontinued operations had occurred at the beginning of the reference period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or chief accounting officer of the Company (and may include cost savings, expense reductions and synergies reasonably expected to occur, including from the result of a disposition or ceased or discontinued operations, as though such cost savings, expense reduction and synergies had been achieved on the first day of the relevant four-quarter reference period). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire reference period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed with a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the reference period except to the extent such revolving credit facility has been permanently repaid. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Company may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(1)	Consolidated Interest Expense of such Person for such period;

(2)	all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock of any Restricted Subsidiary of such Person during such period; and

(3)	all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during this period.

“GAAP” means generally accepted accounting principles in the United States, Canada or in any of any member state of the European Union or Switzerland.

“Guarantee” means, any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person, including any such obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2)	entered into primarily for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part), provided, however, that the term “Guarantee” will not include (a) any liability pursuant to or in connection with a declaration of joint and several liability as referred to in section 2:403 of the Dutch Civil Code (and any residual liability under such declaration, as referred to in section 2:404 (2) of the Dutch Civil Code); (b) any joint and several liability or any netting or set off arrangement arising in each case by operation of law as a result of the existence or establishment of a fiscal unity (fiscale eenheid) for Dutch corporate income tax or value added tax purposes or any analogous arrangement in any other jurisdiction of which the Company or a Restricted Subsidiary is or becomes a member; (c) endorsements for collection or deposit in the ordinary course of business or consistent with past practice and (d) standard contractual indemnities or product warranties provided in the ordinary course of business, and provided further that the amount of any Guarantee shall be deemed to be the lower of (i) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee is made and (ii) the maximum amount for which such guaranteeing Person may be liable pursuant to the terms of the instrument embodying such Guarantee or, if such Guarantee is not an unconditional guarantee of the entire amount of the primary obligation and such maximum amount is not stated or determinable, the amount of such guaranteeing Person’s maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith. The term “Guarantee” used as a verb has a corresponding meaning.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate hedge agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, commodity purchase agreement, commodity futures or forward agreement, commodity option agreement, commodities derivative agreement, foreign exchange agreement, currency swap agreement, currency futures agreement, currency option agreement, currency derivative or similar agreements providing for the transfer or mitigation of interest rate, commodity price or currency risks either generally or under specific contingencies and Power Agreements.

“IFRS” means International Financial Reporting Standards (formerly International Accounting Standards) (1) endorsed from time to time by the European Union or any variation thereof or (2) as promulgated from time to time by the International Accounting Standards Board with which the Company or its Restricted Subsidiaries are, or may be, required to comply, as in effect on the Issue Date or, with respect to Schedule 13 (Information Undertakings) as in effect from time to time. Except as otherwise set forth in this Agreement, all ratios, baskets and calculations based on IFRS contained in this Agreement shall be computed in accordance with IFRS as in effect on the Issue Date. At any time after the Issue Date, the Company may elect to establish that IFRS shall mean the IFRS as in effect on or prior to the date of such election; provided that any such election, once made, shall be irrevocable. At any time after the Issue Date, the Company may elect to apply GAAP accounting principles in lieu of IFRS and, upon any such election, references herein to IFRS shall thereafter be construed to mean GAAP (except as otherwise provided in this Agreement), including as to the ability of the Company to make an election pursuant to the previous sentence; provided that any such election, once made, shall be irrevocable; provided, further, that any calculation or determination in this Agreement that require the application of IFRS for periods that include fiscal quarters ended prior to the Company’s election to apply GAAP shall remain as previously calculated or determined in accordance with IFRS; provided, further again, that the Company may only make such election if it also elects to report any subsequent financial reports required to be made by the Company in accordance with such GAAP. The Company shall give notice of any such election made in accordance with this definition to the Agent. Notwithstanding any of the foregoing, the impact of IFRS 16 (Leases) and any successor standard thereto (or any equivalent measure under GAAP) shall be disregarded with respect to all ratios, calculations and determinations based upon IFRS to be calculated or made, as the case may be, pursuant to this Agreement and (without limitation) any lease, concession or license of property that would be considered an operating lease under IFRS (or, as applicable, GAAP) as of the Issue Date and any guarantee given by the Company or any Restricted Subsidiary in the ordinary course of business solely in connection with, and in respect of, the obligations of the Company or any Restricted Subsidiary under any such operating lease shall be accounted for in accordance with IFRS (or, as applicable, GAAP) as in effect on the Issue Date.

“Immediate Family Members” means, with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, qualified domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships) and any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Incur” means issue, create, assume, enter into any Guarantee of, incur, extend or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing and any Indebtedness pursuant to any revolving credit or similar facility shall only be “Incurred” at the time any funds are borrowed thereunder, subject to the definition of Reserved Indebtedness Amount and related provisions.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)	the principal of indebtedness of such Person for borrowed money;

(2)	the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	all reimbursement obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit or other instruments plus the aggregate amount of drawings thereunder that have not been reimbursed) (except to the extent such reimbursement obligations relate to trade payables or other obligations that are not themselves Indebtedness and such obligations are satisfied within 60 days of Incurrence), in each case, only to the extent that the underlying obligation in respect of which the instrument was issued would be treated as Indebtedness;

(4)	the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables or similar obligation, including accrued expenses owed, to a trade creditor, or, in connection with the development or expansion of new or existing data centers), which purchase price is due more than one year after the date of placing such property in service or taking final delivery and title thereto;

(5)	Capitalized Lease Obligations of such Person;

(6)	the principal component of all obligations, or liquidation preference, of such Person with respect to any Disqualified Stock or, with respect to any Restricted Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7)	the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination (as determined in good faith by the Company) and (b) the amount of such Indebtedness of such other Persons;

(8)	Guarantees by such Person of the principal component of Indebtedness of the type referred to in clauses (1), (2), (3), (4), (5) and (9) of other Persons to the extent Guaranteed by such Person; and

(9)	to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the net payments under such agreement or arrangement giving rise to such obligation that would be payable by such Person at the termination of such agreement or arrangement), with respect to clauses (1), (2), (4) and (5) above, if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS.

The amount of Indebtedness of any Person at any time in the case of a revolving credit or similar facility shall be the total amount of funds borrowed and then outstanding. The amount of any Indebtedness outstanding as of any date shall be (a) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (b) the principal amount of Indebtedness, or liquidation preference thereof, in the case of any other Indebtedness. Indebtedness represented by loans, notes or other debt instruments shall not be included to the extent funded with the proceeds of Indebtedness which the Company or any Restricted Subsidiary has guaranteed or for which any of them is otherwise liable and which is otherwise included.

Notwithstanding the above provisions, in no event shall any of the following constitute Indebtedness:

(a)	Contingent Obligations Incurred in the ordinary course of business or consistent with past practice, or any buy-back obligations with regards to stock and inventory under agreements entered into by franchisees with their third party financing sources, in each case, other than Guarantees or other assumptions of Indebtedness of such franchisee;

(b)	Cash Management Services;

(c)	any lease, concession or license of property (or Guarantee thereof) which would be considered an operating lease under IFRS as in effect on the Issue Date, or any prepayments of deposits received from clients or customers in the ordinary course of business or consistent with past practice;

(d)	obligations under any license, permit or other approval (or Guarantees given in respect of such obligations) incurred prior to the Issue Date or in the ordinary course of business or consistent with past practice;

(e)	in connection with the purchase by the Company or any Restricted Subsidiary of any business, any post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid in a timely manner;

(f)	for the avoidance of doubt, any obligations in respect of workers’ compensation claims, early retirement or termination obligations, pension fund obligations or contributions or similar claims, obligations or contributions or social security or wage taxes;

(g)	obligations under, or in respect of, Qualified Securitization Financing or Receivables Facilities;

(h)	Capital Stock (other than Disqualified Stock of the Company and Preferred Stock of a Restricted Subsidiary);

(i)	amounts owed to dissenting stockholders pursuant to applicable law (including in connection with, or as a result of, exercise of appraisal rights and the settlement of any claims or action (whether actual, contingent or potential)), pursuant to or in connection with a consolidation, merger or transfer of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, that complies with Section 6 (Merger and Consolidation);

(j)	non-interest bearing installment obligations and accrued liabilities Incurred in the ordinary course of business that are not more than 120 days past due and any accrued expenses and trade payables and obligations arising in connection with the payment of any annual insurance premium or software license by installments;

(k)	(i) guarantees, letters of credit (to the extent not drawn or satisfied within 60 days of such drawing) or similar instruments in the ordinary course of business (or provided to credit insurers relating to ordinary course of business payables of the Company and its Restricted Subsidiaries) or (ii) other Indebtedness in respect of standby letters of credit, performance bonds or surety bonds provided by the Company or any Restricted Subsidiary in the ordinary course of business to the extent such letters of credit or bonds are not drawn upon or, if and to the extent drawn upon are honored in accordance with their terms and if, to be reimbursed, are reimbursed no later than the fifth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit or bond; and

Indebtedness Incurred by the Company or one of the Restricted Subsidiaries in connection with a transaction where (A) such indebtedness is borrowed from a bank or trust company, having a combined capital and surplus and undivided profits of not less than €250,000,000, whose debt has a rating immediately prior to the time such transaction is entered into, of at least A or the equivalent thereof by S&P and A2 or the equivalent thereof by Moody’s and (B) a substantially concurrent Investment is made by the Company or a Restricted Subsidiary in the form of cash deposited with the lender of such indebtedness, or a Subsidiary or Affiliate thereof, in amount equal to such indebtedness.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of advances, loans or other extensions of credit (other than advances or extensions of credit to customers, suppliers, directors, officers or employees of any Person in the ordinary course of business or consistent with past practice, and excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or the Incurrence of a Guarantee of any obligation of, or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such other Persons and all other items that are or would be classified as investments on a balance sheet prepared on the basis of IFRS; provided, however, that endorsements of negotiable instruments and documents in the ordinary course of business or consistent with past practice will not be deemed to be an Investment.

“Investment Grade Securities” means:

(1)	securities issued or directly and fully guaranteed or insured by the United States of America or Canadian government or any agency or instrumentality thereof (other than Cash Equivalents);

(2)	securities issued or directly and fully guaranteed or insured by the European Union or a member of the European Union, the United Kingdom, Switzerland or Norway or any agency or instrumentality thereof (other than Cash Equivalents);

(3)	debt securities or debt instruments with a rating of “BBB-” or higher from S&P or “Baa3” or higher by Moody’s or the equivalent of such rating by such rating organization or, if no rating of Moody’s or S&P then exists, the equivalent of such rating by any other Nationally Recognized Statistical Ratings Organization, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries;

(4)	investments in any fund that invests exclusively in investments of the type described in clauses (1), (2) and (3) above which fund may also hold cash and Cash Equivalents pending investment or distribution; and

(5)	any investment in repurchase obligations with respect to any securities of the type described in clauses (1), (2) and (3) above which are collateralized at par or over.

“Investment Grade Status” shall occur when the Notes receive two of the following:

(1)	a rating of “BBB-” or higher from S&P;

(2)	a rating of “Baa3” or higher from Moody’s; or

(3)	a rating of “BBB-” or higher from Fitch,

or the equivalent of such rating by such rating organization or, if no rating of S&P, Moody’s or Fitch then exists, the equivalent of such rating by any other Nationally Recognized Statistical Ratings Organization.

“Issue Date” means the Closing Date.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, hypothecation or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof); provided that in no event shall an operating lease be deemed to constitute a Lien.

“LTM EBITDA” means Consolidated EBITDA of the Company and its Restricted Subsidiaries measured for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which internal consolidated financial statements of the Company are available, in each case, with pro forma adjustments consistent with the pro forma adjustments set forth in the definition of “Fixed Charge Coverage Ratio.”

“Management Advances” means loans or advances made to, or Guarantees with respect to loans or advances made to, directors, officers, employees, contractors or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Company or any Restricted Subsidiary:

(1)	(a) in respect of travel, entertainment or moving related expenses Incurred in the ordinary course of business or consistent with past practice or (b) for purposes of funding any such person’s purchase of Capital Stock of the Company or its Subsidiaries with (in the case of this clause (1)(b)) the approval of the Board of Directors of the Company; or

(2)	in respect of moving related expenses Incurred in connection with any closing or consolidation of any facility or office.

“Moody’s” means Moody’s Investors Service, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Nationally Recognized Statistical Rating Organization” means a nationally recognized statistical rating organization within the meaning of Section 3(a)(62) under the Exchange Act.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case, net of:

(1)	all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Taxes paid, reasonably estimated to be actually payable or accrued as a liability under IFRS (including, for the avoidance of doubt, any income, withholding and other Taxes payable as a result of the distribution of such proceeds to the Company and after taking into account any available tax credits or deductions), as a consequence of such Asset Disposition;

(2)	all payments made on any Indebtedness which (a) is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or (b) which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to minority interest holders (other than the Company or any of its respective Subsidiaries) in Subsidiaries or joint ventures as a result of such Asset Disposition;

(4)	the deduction of appropriate amounts required to be provided by the seller as a reserve, on the basis of IFRS, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition, including pension and other post-employment benefits liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such transaction; and

(5)	any funded escrow established pursuant to the documents evidencing any such sale or disposition to secure any indemnification obligations or adjustments to the purchase price associated with any such Asset Disposition.

“Net Cash Proceeds” means, with respect to any issuance or sale of Capital Stock, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of Taxes paid or reasonably estimated to be actually payable as a result of such issuance or sale (including, for the avoidance of doubt, any income, withholding and other Taxes payable as a result of the distribution of such proceeds to the Company and after taking into account any available tax credit or deductions).

“Obligations” means any principal, interest (including Post-Petition Interest and fees accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Guarantor whether or not a claim for Post-Petition Interest or fees is allowed in such proceedings), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness.

“Offering Memorandum” mean the offering memorandum, dated as of June 8, 2018, relating to the Bonds.

“Officer” means, with respect to any Person, (1) the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer, any Assistant Treasurer, any Managing Director, the Secretary or any Assistant Secretary (a) of such Person or (b) if such Person is owned or managed by a single entity, of such entity, or (2) any other individual designated as an “Officer” for the purposes of this Agreement by the Board of Directors of such Person.

“Officer’s Certificate” means, with respect to any Person, a certificate signed by one Officer of such Person.

“Opinion of Counsel” means a written opinion from legal counsel that is reasonably satisfactory to the Agent. The counsel may be an employee of or counsel to the Company or its Subsidiaries.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of assets used or useful in a Similar Business or a combination of such assets and cash, Cash Equivalents between the Company or any of the Restricted Subsidiaries and another Person; provided that any cash or Cash Equivalents received in excess of the value of any cash or Cash Equivalents sold or exchanged must be applied in accordance with Section 4 (Limitation on Sales of Assets and Subsidiary Stock).

“Permitted Holders” means, collectively, (1) any one or more Persons, together with such Person’s Affiliates, whose beneficial ownership does not constitute or result in a Change of Control, and (2) any “group” (within the meaning of Section 13(d)(3) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, Persons referred to in clause (1) collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Company held by such group.

“Permitted Liens” means, with respect to any Person:

(1)	Liens securing Indebtedness and other Obligations in an aggregate principal amount not to exceed the greater of (a) €250,000,000 and (b) 120% of LTM EBITDA at the time Incurred minus (in respect of any Indebtedness not incurred under this Agreement) the Total Commitments then outstanding and not secured by a Lien pursuant to this clause;

(2)	pledges, deposits or Liens under workmen’s compensation laws, payroll taxes, unemployment insurance laws, social security laws or similar legislation (including, for the avoidance of doubt, any security or quasi-security given in order to comply with the requirements of section 8a of the German Act on Partial Retirement (Altersteilzeitgesetz) or of section 7e of the German Social Security Code Part IV (Sozialgesetzbuch IV)), or insurance related obligations (including pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements), or in connection with bids, tenders, completion guarantees, contracts (other than for borrowed money) or leases, or to secure utilities, licenses, public or statutory obligations, or to secure the performance of bids, trade contracts, government contracts and leases, statutory obligations, surety, stay, indemnity, judgment, customs, appeal or performance bonds, guarantees of government contracts, return-of-money bonds, bankers’ acceptance facilities (or other similar bonds, instruments or obligations), obligations in respect of letters of credit, bank guarantees or similar instruments that have been posted to support the same, or as security for contested taxes or import or customs duties or for the payment of ordinary course payables (or obligations of credit insurers with respect thereto), rent, or other obligations of like nature, in each case, Incurred in the ordinary course of business or consistent with past practice;

(3)	Liens with respect to outstanding motor vehicle fines and Liens imposed by law, including carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s, construction contractors’ or other like Liens (including, for the avoidance of doubt, any landlord’s pledge (Vermieterpfandrecht) arising by operation of law under a lease in favor of the relevant third party landlord), in each case, for sums not yet overdue for a period of more than 60 days or that are bonded or being contested in good faith by appropriate proceedings;

(4)	Liens for Taxes, assessments or governmental charges which are not overdue for a period of more than 30 days or which are being contested in good faith by appropriate proceedings; provided that appropriate reserves required pursuant to IFRS (or other applicable accounting principles) have been made in respect thereof;

(5)	encumbrances, charges, leases (including operating leases), easements (including reciprocal easement agreements), survey exceptions, restrictions, encroachments, protrusions, by-law, regulation, zoning restrictions or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of the Company and its Restricted Subsidiaries or to the ownership of their properties, including servicing agreements, development agreements, site plan agreements, subdivision agreements, facilities sharing agreements, cost sharing agreements and other agreements, which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the Company and its Restricted Subsidiaries, including, for the avoidance of doubt (a) ground leases entered into by the Company or any of its Restricted Subsidiaries in connection with any development, construction, operation or improvement of assets on any real property owned by the Company or any of its Restricted Subsidiaries (and any Liens created by the lessee (in the case of any lessee that is the Company or a Restricted Subsidiary, only if such Liens are otherwise permitted under this Agreement) in connection with any such ground lease, including easements and rights of way, or on any of its assets located on the real property subject to such ground lease), and (b) leases, licenses, subleases and sublicenses in respect of real property to any trading counterparty to which the Company or any of its Restricted Subsidiaries provides services on such real property;

(6)

Liens (a) on assets or property of the Company or any Restricted Subsidiary securing Hedging Obligations or Cash Management Services permitted under this Agreement; (b) that are contractual rights of set-off or, in the case of clause (i) or (ii) below, other bankers’ Liens (i) relating to treasury, depository and Cash Management Services or any automated clearing house transfers of funds in the ordinary course of business and not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company or any Subsidiary or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any Restricted Subsidiary in the ordinary course of business; (c) on cash accounts securing Indebtedness and other Obligations permitted to be Incurred under clauses (8)(d) or (8)(e) of paragraph 1.2 of Section 1 (Limitation on Indebtedness) with financial institutions; (d) encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business, consistent with past practice and not for speculative purposes; (e) (i) of a collection bank arising under Section 4-210 of the UCC on items in the course of collection and (ii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) arising in the ordinary course of business in connection with the maintenance of such accounts and (iii) arising under customary general terms of the account bank (including, for the avoidance of doubt, any lien arising under the general terms and conditions of banks and Sparkassen (Allgemeine Geschäftsbedingungen der Banken und Sparkassen) in relation to any bank account maintained with such bank and attaching only to such account and the products and proceeds thereof, which Liens, in any event, do not secure any Indebtedness; and/or (f)

any Liens arising under Dutch General Banking Terms and Conditions (Algemene Bankvoorwaarden) or the equivalent in any other jurisdiction of relevant banking or financial institutions, in each case with whom the Company or any Restricted Subsidiary maintains a banking relationship in the ordinary course of business or otherwise consistent with past practice;

(7)	leases, licenses, subleases and sublicenses of assets (including real property and intellectual property rights), in each case, entered into in the ordinary course of business;

(8)	Liens securing or otherwise arising out of judgments, decrees, attachments, orders or awards not giving rise to an Event of Default so long as (a) any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree, order or award have not been finally terminated, (b) the period within which such proceedings may be initiated has not expired or (c) no more than 60 days have passed after (i) such judgment, decree, order or award has become final or (ii) such period within which such proceedings may be initiated has expired;

(9)	Liens (a) on assets or property of the Company or any Restricted Subsidiary for the purpose of securing Indebtedness (including Capitalized Lease Obligations) permitted by clause (7) paragraph 1.2 of Section 1 (Limitation on Indebtedness); provided that any such Liens may not extend to any assets or property of the Company or any Restricted Subsidiary other than assets or property acquired, improved, constructed or leased with the proceeds of such Indebtedness and any improvements, accessions and/or fixtures to such assets and property, including any real property on which such improvement or construction relates, (b) in connection with Purchase Money Obligations, or securing the payment of all or a part of the purchase price of, or securing Indebtedness or other Obligations Incurred to finance or refinance the acquisition, improvement or construction of, assets or property acquired or constructed; provided that with respect to this clause (b), (i) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under this Agreement, (ii) such Indebtedness secured by such Liens is being Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in a Similar Business or Indebtedness otherwise Incurred to finance the purchase, lease, rental or cost of design, construction, installation or improvement of property or equipment that is used or useful in a Similar Business and (iii) any such Liens may not extend to any assets or property of the Company or any Restricted Subsidiary other than assets or property acquired, improved, constructed or leased with the proceeds of such Indebtedness and any improvements, accessions and/or fixtures to such assets and property, including any real property on which such improvement or construction relates; and (c) any interest or title of a lessor under any Capitalized Lease Obligations or operating lease;

(10)	Liens perfected or evidenced by UCC financing statement filings (or similar filings in other applicable jurisdictions), including precautionary UCC financing statements regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(11)	Liens existing on, or provided for or required to be granted under written agreements existing on, the Issue Date after giving effect to the offering of the Bonds and the use of proceeds therefrom as set forth under “Use of Proceeds” in the Offering Memorandum;

(12)

Liens on property or assets or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary (or at the time the Company or a Restricted Subsidiary acquires such property, other assets or shares of stock, including any acquisition by means of a merger, amalgamation, consolidation or other business combination transaction with or into the Company or any Restricted Subsidiary); provided, however, that such Liens are not created, incurred or assumed in anticipation of or in connection with such other Person becoming a

Restricted Subsidiary (or such acquisition of such property, other assets or stock); provided, further, that such Liens are limited to all or part of the same property, other assets or stock (plus improvements, accession, proceeds or dividends or distributions in connection with the original property, other assets or stock) that secured (or, under the written arrangements under which such Liens arose, could secure) the obligations to which such Liens relate;

(13)	Liens on assets or property of the Company or any Restricted Subsidiary securing Indebtedness or other Obligations of the Company or such Restricted Subsidiary owing to the Company or another Restricted Subsidiary, or Liens in favor of the Company or any Restricted Subsidiary;

(14)	Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that were previously so secured, and permitted to be secured under this Agreement (other than initially Incurred pursuant to clause (1) of this definition); provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness or other Obligations being refinanced or is in respect of property that is or could be the security for or subject to a Permitted Lien hereunder provided, further, that such property or assets may be aggregated with all property and assets securing the Indebtedness or other Obligations being refinanced;

(15)	Liens resulting from (a) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any government, statutory or regulatory authority, developer, landlord or other third party on property over which the Company or any Restricted Subsidiary has easement rights or on any leased property and subordination or similar arrangements relating thereto; and (b) any condemnation or eminent domain proceedings affecting any real property;

(16)	any encumbrance, restriction (including put and call arrangements) or other Liens with respect to Capital Stock of any joint venture, Associate or entity (a) pursuant to any joint venture or similar agreement (including the articles, by-laws and other governing documents of such entity); or (b) securing obligations of joint ventures, Associates or similar entities;

(17)	Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets;

(18)	Liens arising out of conditional sale, title retention, extended retention of title (verlängerter Eigentumsvorbehalt), hire purchase, consignment or similar arrangements for the sale of goods or receivables resulting from the sale of goods entered into in the ordinary course of business;

(19)	Liens on assets or property of a Restricted Subsidiary that is not a Guarantor securing Indebtedness and other Obligations of any Restricted Subsidiary that is not a Guarantor or the Company;

(20)	(Liens on Capital Stock or other securities or assets of any Unrestricted Subsidiary that secure Indebtedness of such Unrestricted Subsidiary;

(21)	(a) any security granted over the marketable securities portfolio described in clause (8) of the definition of “Cash Equivalents” in connection with the disposal thereof to a third party and (b) Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness;

(22)	Liens on (a) goods the purchase price of which is financed by a documentary letter of credit issued for the account of the Company or any Restricted Subsidiary or Liens on bills of lading, drafts or other documents of title arising by operation of law or pursuant to the standard terms of agreements relating to letters of credit, bank guarantees and other similar instruments and (b) specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods in respect of any credit support in favor of any provider of credit insurance relating to the payable Company and its Subsidiary;

(23)	Liens on equipment of the Company or any Restricted Subsidiary and located on the premises of any client or supplier in the ordinary course of business;

(24)	Liens on assets or securities deemed to arise in connection with and solely as a result of the execution, delivery or performance of contracts to sell such assets or securities if such sale is otherwise permitted by this Agreement;

(25)	Liens arising by operation of law or contract on insurance policies and the proceeds thereof to secure premiums thereunder, and Liens, pledges and deposits in the ordinary course of business securing liability for premiums or reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefits of) insurance carriers;

(26)	Liens solely on any cash earnest money deposits made in connection with any letter of intent or purchase agreement permitted under this Agreement;

(27)	Liens (a) on cash advances in favor of the seller of any property to be acquired, and (b) consisting of an agreement to sell any property in an asset sale permitted under Section 4 (Limitation on Sales of Assets and Subsidiary Stock), in each case, solely to the extent such Investment or asset sale, as the case may be, would have been permitted on the date of the creation of such Lien;

(28)	Liens deemed to exist in connection with Investments in repurchase agreements permitted by Section 1 (Limitation on Indebtedness); provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(29)	Liens arising in connection with a Qualified Securitization Financing or a Receivables Facility;

(30)	Liens created on any asset acquired by the Company or a Restricted Subsidiary or developed by the Company or a Restricted Subsidiary after the Issue Date for the sole purpose of financing or refinancing such acquisition or development and securing not more than 100% of the cost of acquisition or development; provided that such Lien is released within 12 months of such acquisition or completion of such development;

(31)	rights of recapture of unused real property in favor of the seller of such property set forth in customary purchase agreements and related arrangements with any government, statutory or regulatory authority;

(32)	the rights reserved to or vested in any Person or government, statutory or regulatory authority by the terms of any lease, license, franchise, grant or permit held by the Company or any Restricted Subsidiary or by a statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(33)	restrictive covenants affecting the use to which real property may be put;

(34)	Liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided that such Liens or covenants do not interfere with the ordinary conduct of the business of the Company or any Restricted Subsidiary;

(35)	Liens arising in connection with any Permitted Tax Restructuring; provided that such Lien is limited to all or part of the same property or assets that secured the Indebtedness Incurred in accordance with clause (14) of paragraph 1.2 of Section 1 (Limitation on Indebtedness);

(36)	Liens arising by virtue of any statutory or common law provisions or customary standard terms relating to banker’s Liens or similar general terms and conditions of banks with whom the Company or a Restricted Subsidiary maintains a banking relationship in the ordinary course of business, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary or financial institution;

(37)	(a) Liens on Escrowed Proceeds for the benefit of the related holders of debt securities or other Indebtedness (or the underwriters or arrangers thereof) or (b) Liens on cash set aside at the time of the Incurrence of any Indebtedness or government securities purchased with such cash, in either case, to the extent such cash or government securities are held in escrow accounts or similar arrangement;

(38)	Liens securing or arising by reason of any netting or set-off arrangement entered into in the ordinary course of banking or other trading activities, or liens over cash accounts and receivables securing cash pooling or cash management arrangements;

(39)	(a) Liens created for the benefit of or to secure, directly or indirectly, the Bonds and/or the Guarantees thereunder, (b) Liens on rights under any proceeds loan that are assigned to the third party creditors of the Indebtedness Incurred by the Company to finance such proceeds loan and incurred in compliance with the Bonds Indenture and securing that Indebtedness and (c) Liens arising under the Bonds Indenture in favor of the trustee for its own benefit and similar Liens in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be incurred under the Bonds Indenture, provided, however, that in the case of this clause (c), such Liens are solely for the benefit of the trustees, agents or representatives in their capacities as such and not for the benefit of the holders of the Indebtedness;

(40)	(a) Liens created or subsisting in order to secure any pension liabilities or partial retirement liabilities and (b) any attachment, prejudgment or judgment Lien that does not constitute an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(41)	Liens securing Indebtedness and other Obligations in principal amount not to exceed €1,000,000 in each instance and €10,000,000 in the aggregate; and

(42)	any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (1) through (41); provided that any such extension, renewal or replacement shall not extend in any material respect to any additional property or assets.

In the event that a Permitted Lien meets the criteria of more than one of the types of Permitted Liens (at the time of incurrence or at a later date), the Company in its sole discretion may divide, classify or from time to time reclassify all or any portion of such Permitted Lien in any manner that complies with this Agreement and such Permitted Lien shall be treated as having been made pursuant only to the clause or clauses of the definition of Permitted Lien to which such Permitted Lien has been classified or reclassified.

“Permitted Reorganization” means any amalgamation, demerger, merger, voluntary liquidation, consolidation, reorganization, winding up or corporate reconstruction involving the Company or any of its Restricted Subsidiaries (including where a Restricted Subsidiary or a Successor Parent becomes the new holding company of the Group, the Company becomes a Subsidiary thereof and such new holding company may, in the Company’s sole discretion, subsequently be deemed to the “Company” under the Finance Documents) and the assignment, transfer or assumption of intragroup receivables and payables among the Company and its Restricted Subsidiaries in connection therewith (a “Reorganization”) that is made on a solvent basis (as determined in good faith by the Company); provided that:

(a)	if a Restricted Subsidiary or a Successor Parent becomes the new holding company of the Group, the Company is a direct or indirect wholly owned Subsidiary of such Restricted Subsidiary or Successor Parent immediately following such transaction;

(b)	such Restricted Subsidiary or Successor Parent is organized or incorporated under the laws of any member state of the European Union, the United Kingdom, Switzerland, Norway, Canada or the United States of America, any State of the United States or the District of Columbia;

(c)	if the Company elects for such Restricted Subsidiary or Successor Parent to be deemed the “Company” under the Finance Documents, such Restricted Subsidiary or Successor Parent shall assume the obligations of the Company pursuant to the Finance Documents;

(d)	any payments or assets distributed in connection with such Reorganization remain within the Company or successor to the Company (as applicable) and its Restricted Subsidiaries;

(e)	if any shares or other assets, substantially equivalent Liens must be granted over such shares or assets of the recipient such that they form part of the Collateral; and

(f)	the Agent shall take any action necessary to effect any release of the Guarantors reasonably requested by the Company in connection with any such reorganization; provided, that, reasonably promptly after the completion of the reorganization, such Restricted Subsidiaries of the Company or successor to the Company (as applicable) becomes an Additional Guarantor as is necessary to procure that such new guarantee under this Agreement will (taken as a whole with any pre-existing guarantees hereunder that were not released in connection with the reorganization) have substantially similar value (as determined in good faith by the Company) as the guarantees hereunder existing prior to the reorganization.

“Permitted Tax Restructuring” means any reorganizations and other activities related to tax planning and tax reorganization entered into prior to, on or after the date hereof so long as such Permitted Tax Restructuring is not materially adverse to the Lenders (as determined by the Company in good faith).

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

“Post-Petition Interest” means any interest or entitlement to fees or expenses or other charges that accrue after the commencement of any bankruptcy or insolvency proceeding, whether or not allowed or allowable as a claim in any such bankruptcy or insolvency proceeding.

“Power Agreements” means, in respect of a Person, any type of hedging agreements designed to protect such Person against or manage exposure to fluctuations in power costs.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Public Debt” means any Indebtedness consisting of bonds, debentures, notes or other similar debt securities issued in (1) a public offering registered under the Securities Act or (2) a private placement to institutional and other investors, in each case, that are not Affiliates of the Company, that is underwritten for resale in accordance with Rule 144A and/or Regulation S under the Securities Act, whether or not it includes registration rights entitling the holders of such debt securities to registration thereof with the SEC for public resale.

“Purchase Money Obligations” means any Indebtedness Incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets (including Capital Stock), and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

“Qualified Securitization Financing” means any Securitization Facility that meets the following conditions: (i) the Board of Directors shall have determined in good faith that such Qualified Securitization Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Company and its Restricted Subsidiaries, (ii) all sales of Securitization Assets and related assets by the Company or any Restricted Subsidiary to the Securitization Subsidiary or any other Person are made for fair consideration (as determined in good faith by the Company) and (iii) the financing terms, covenants, termination events and other provisions thereof shall be fair and reasonable terms (as determined in good faith by the Company) and may include Standard Securitization Undertakings.

“rating agencies” means S&P, Moody’s and Fitch or if no rating of S&P, Moody’s or Fitch is publicly available, as the case may be, the equivalent of such rating selected by the Company by any other Nationally Recognized Statistical Ratings Organization.

“Receivables Assets” means (a) any accounts receivable owed to the Company or a Restricted Subsidiary subject to a Receivables Facility and the proceeds thereof and (b) all collateral securing such accounts receivable, all contracts and contract rights, guarantees or other obligations in respect of such accounts receivable, all records with respect to such accounts receivable and any other assets customarily transferred together with accounts receivable in connection with a non-recourse accounts receivable factoring arrangement and which are sold, conveyed, assigned or otherwise transferred or pledged by the Company to a commercial bank or Affiliate thereof in connection with a Receivables Facility.

“Receivables Facility” means an arrangement between the Company or a Restricted Subsidiary and a commercial bank or an Affiliate thereof pursuant to which (a) the Company or such Restricted Subsidiary, as applicable, sells (directly or indirectly) to such commercial bank (or such Affiliate) accounts receivable owing by customers, together with Receivables Assets related thereto (b) the obligations of the Company or such Restricted Subsidiary, as applicable, thereunder are non-recourse (except for Securitization Repurchase Obligations) to the Company and such Restricted Subsidiary and (c) the financing terms, covenants, termination events and other provisions thereof shall be on market terms (as determined in good faith by the Company) and may include Standard Securitization Undertakings, and shall include any guaranty in respect of such arrangements.

“refinance” means refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell, extend or increase (including pursuant to any defeasance or discharge mechanism) and the terms “refinances,” “refinanced” and “refinancing” as used for any purpose in this Agreement shall have a correlative meaning.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness (or unutilized commitment in respect of Indebtedness) existing on the Issue Date or Incurred (or established) in compliance with this Agreement (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of the Company or another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, and Indebtedness Incurred pursuant to a commitment that refinances any Indebtedness or unutilized commitment; provided, however, that:

(1)	(a) such Refinancing Indebtedness has a final Stated Maturity that is either (x) no earlier than the final Stated Maturity of the Indebtedness being refinanced or (y) after the final Stated Maturity of this Agreement; and (b) to the extent such Refinancing Indebtedness refinances Subordinated Indebtedness, Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Subordinated Indebtedness, Disqualified Stock or Preferred Stock, respectively, and, in the case of Subordinated Indebtedness, is subordinated to this Agreement and any guarantees hereunder, as applicable, on terms at least as favorable to the Lenders as those contained in the documentation governing the Indebtedness being refinanced;

(2)	such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the sum of (a) the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including premiums, accrued and unpaid interest and defeasance costs) of the Indebtedness being Refinanced, plus (b) an amount equal to any unutilized commitment that has been designated a Reserved Indebtedness Amount relating to the Indebtedness being refinanced or otherwise then outstanding under a Credit Facility or other financing arrangement being refinanced immediately prior to such refinancing, plus (c) fees, underwriting discounts, accrued and unpaid interest, premiums (including tender premiums) and other costs and expenses (including original issue discount, upfront fees and similar fees) Incurred or payable in connection with such refinancing;

(3)	if the Company or a Guarantor was the obligor of the Indebtedness being refunded, refinanced, replaced, exchanged, renewed, repaid, extended, defeased or discharged, such Refinancing Indebtedness is Incurred either by the Company or a Guarantor; and

(4)	such Refinancing Indebtedness shall not include Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

Refinancing Indebtedness in respect of any Credit Facility or any other Indebtedness may be Incurred from time to time after the termination, discharge or repayment of any such Credit Facility or other Indebtedness.

“Refinancing” shall have the meaning assigned to such term in the Offering Memorandum.

“Reserved Indebtedness Amount” has the meaning set forth in Section 1 (Limitation on Indebtedness).

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Investors Ratings Services or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Sale and Leaseback Transaction” means any arrangement providing for the leasing by the Company or any of the Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“Satisfaction and Discharge Documents” means the documents delivered to the trustee pursuant to the Existing Notes indenture prior to the Issue Date in connection with the satisfaction and the discharge of the Existing Notes.

“SEC” means the Securities and Exchange Commission or any successor thereto.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

“Securitization Asset” means (1) any accounts receivable, mortgage receivables, loan receivables, royalty, franchise fee, license fee, patent, rent or other revenue streams and other rights to payment or related assets and the proceeds thereof and (2) all collateral securing such receivable or asset, all contracts and contract rights, guarantees or other obligations in respect of such receivable or asset, lockbox accounts and records with respect to such account or asset and any other assets customarily transferred (or in respect of which security interests are customarily granted) together with accounts or assets in connection with a securitization, factoring or receivable sale transaction.

“Securitization Facility” means any of one or more securitization, financing, factoring or sales facilities, as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, pursuant to which the Company or any of the Restricted Subsidiaries sells, transfers, pledges or otherwise conveys any Securitization Assets (whether now existing or arising in the future) to a Securitization Subsidiary or any other Person that is not the Company or any Restricted Subsidiary, pursuant to which the obligations of the Company or such Restricted Subsidiary, as applicable, thereunder are non-recourse (except for Securitization Repurchase Obligations) to the Company and such Restricted Subsidiary and the financing terms, covenants, termination events and other provisions thereof are on market terms (as determined in good faith by the Company) and may include Standard Securitization Undertakings.

“Securitization Fees” means distributions or payments made directly or by means of discounts with respect to any Securitization Asset or participation interest therein issued or sold in connection with, and other fees and expenses (including reasonable fees and expenses of legal counsel) paid in connection with, any Qualified Securitization Financing or Receivables Facility.

“Securitization Repurchase Obligation” means any standard or customary obligation of a seller of Securitization Assets or Receivables Assets in a Qualified Securitization Financing or a Receivables Facility to repurchase or otherwise make payments with respect to Securitization Assets arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Securitization Subsidiary” means any Subsidiary of the Company in each case formed for the purpose of and that solely engages in one or more Qualified Securitization Financings and other activities reasonably related thereto or another Person formed for this purpose.

“Significant Subsidiary” means any Restricted Subsidiary that meets any of the following conditions:

(1)	the Company and its Restricted Subsidiaries’ investments in and advances to the Restricted Subsidiary exceed 10% of the total assets of the Company and its Restricted Subsidiaries on a consolidated basis as of the end of the most recently completed fiscal year;

(2)	the Company’s and its Restricted Subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the Restricted Subsidiary exceeds 10% of the total assets of the Company and its Restricted Subsidiaries on a consolidated basis as of the end of the most recently completed fiscal year; or

(3)	the Company and its Restricted Subsidiaries’ proportionate share of the Consolidated EBITDA of the Restricted Subsidiary exceeds 10% of the Consolidated EBITDA of the Company and its Restricted Subsidiaries on a consolidated basis for the most recently completed fiscal year.

“Similar Business” means (1) any businesses, services or activities engaged in by the Company or any of its Subsidiaries or any Associates on the Issue Date and (2) any businesses, services and activities engaged in by the Company or any of its Subsidiaries or any Associates that are related, complementary, incidental, ancillary or similar to any of the foregoing or are extensions or developments of any thereof.

“Standard Securitization Undertakings” means representations, warranties, covenants, guarantees and indemnities entered into by the Company or any Subsidiary of the Company which the Company has determined in good faith to be customary in a Securitization Facility, including those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking or, in the case of a Receivables Facility, a non-credit related recourse accounts receivables factoring arrangement.

“Stated Maturity” means, with respect to any Indebtedness, the date specified in the instrument governing such Indebtedness as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any Contingent Obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means, with respect to any Person, any Indebtedness whether outstanding on the Issue Date or thereafter Incurred, which is expressly subordinated in right of payment to the Finance Documents pursuant to a written agreement.

“Subsidiary” means, with respect to any Person:

(1)	any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; or

(2)	any partnership, joint venture, limited liability company or similar entity of which:

(a)	more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership interests or otherwise; and

(b)	such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Successor Parent” means any direct or indirect holding company of the Company and where (1) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of the Company’s Voting Stock immediately prior to that transaction or (2) immediately following that transaction no “person” or “group” of related persons (as such terms are used in Section 13(d)(3) of the Exchange Act as in effect on the Issue Date (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company. For purposes hereof, “beneficial owner” shall have the meaning as such term is defined in Rule 13d-3 under the Exchange Act as in effect on the Issue Date.

“Taxes” means all present and future taxes, levies, imposts, deductions, charges, duties and withholdings and any charges of a similar nature (including interest, penalties and other liabilities with respect thereto) that are imposed by any government or other taxing authority.

“Temporary Cash Investments” means any of the following:

(1)	any Investment in:

(a)	direct obligations of, or obligations Guaranteed by, (i) the United States of America or Canada, (ii) any European Union member state and the United Kingdom, (iii) Switzerland or Norway, (iv) any country in whose currency funds are being held specifically pending application in the making of an investment or capital expenditure by the Company or a Restricted Subsidiary in that country with such funds or (v) any agency or instrumentality of any such country or member state; or

(b)	direct obligations of any country recognized by the United States of America rated at least “A” by S&P or “A-1” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization);

(2)	overnight bank deposits, and investments in time deposit accounts, certificates of deposit, bankers’ acceptances and money market deposits (or, with respect to foreign banks, similar instruments) maturing not more than one year after the date of acquisition thereof issued by:

(a)	any Lender; and

(b)	any institution authorized to operate as a bank in any of the countries or member states referred to in subclause (1)(a) above; or

(c)	any bank or trust company organized under the laws of any such country or member state or any political subdivision thereof, in each case, having capital and surplus aggregating in excess of €250,000,000 (or the currency equivalent thereof in other currencies) and whose long-term debt is rated at least “A-” by S&P or “A-3” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization) at the time such Investment is made;

(3)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) or (2) above entered into with a Person meeting the qualifications described in clause (2) above;

(4)	Investments in commercial paper, maturing not more than 270 days after the date of acquisition, issued by a Person (other than the Company or any of its Restricted Subsidiaries), with a rating at the time as of which any Investment therein is made of “P-2” (or higher) according to Moody’s or “A-2” (or higher) according to S&P (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization);

(5)	Investments in securities maturing not more than one year after the date of acquisition issued or fully Guaranteed by any state, commonwealth or territory of the United States of America, Canada, any European Union member state, the United Kingdom, Switzerland, Norway or by any political subdivision or taxing authority of any such state, commonwealth, territory, country or member state, and rated at least “BBB-” by S&P or “Baa3” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization);

(6)	bills of exchange issued in the United States, Canada, a member state of the European Union, the United Kingdom, Switzerland, Norway or Japan eligible for rediscount at the relevant central bank and accepted by a bank (or any dematerialized equivalent);

(7)	any money market deposit accounts issued or offered by a commercial bank organized under the laws of a country that is a member of the Organization for Economic Co-operation and Development, in each case, having capital and surplus in excess of €250,000,000 (or the equivalent thereof in other currencies) or whose long term debt is rated at least “A” by S&P or “A2” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization) at the time such Investment is made;

(8)	Investment funds investing 95% of their assets in securities of the type described in clauses (1) through (7) above (which funds may also hold reasonable amounts of cash pending investment or distribution); and

(9)	investments in money market funds complying with the risk limiting conditions of Rule 2a-7 (or any successor rule) of the SEC under the U.S. Investment Company Act of 1940, as amended.

“Total Assets” means, as of any date, the total consolidated assets of the Company and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries prepared in accordance with IFRS, determined on a pro forma basis in a manner consistent with the pro forma basis contained in the definition of Fixed Charge Coverage Ratio.

“Transaction Expenses” means any fees or expenses incurred or paid by the Company or any Restricted Subsidiary in connection with the Refinancing, including any fees, costs and expenses associated with settling any claims or action arising from a dissenting stockholder exercising its appraisal rights.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Company that at the time of determination is an Unrestricted Subsidiary (as designated by the Company in the manner provided below); and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Company may designate any Subsidiary of the Company, (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, consolidation or other business combination transaction, or Investment therein), to be an Unrestricted Subsidiary only if such Subsidiary or any of its Subsidiaries does not own any Capital Stock of the Company or any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary.

“U.S. Bankruptcy Code” means Title 11 of the United States Code, as amended.

“U.S. Dollars” means the lawful currency of the United States of America.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors.

SCHEDULE 16

FORM OF ANCILLARY FACILITY REQUEST

IMPORTANT NOTICE: BRINGING THIS DOCUMENT, ANY CERTIFIED COPY OR ANY DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO OR EXECUTING ANY OF THE AFOREMENTIONED IN AUSTRIA AS WELL AS SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THE DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS MAY TRIGGER AUSTRIAN STAMP DUTY. ACCORDINGLY, KEEP THE ORIGINAL DOCUMENT AS WELL AS ALL CERTIFIED COPIES AND ANY OTHER DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN AND SIGNED REFERENCES THERETO, OUTSIDE OF AUSTRIA AND REFRAIN FROM SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THIS DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS.

To:	[🌑] as Agent for the Finance Parties (each as defined in the Facility Agreement referred to below)

From: [InterXion Holding N.V.] as Obligor’s Agent

Date:

InterXion Holding N.V. – Facility Agreement dated [ 🌑 ]

(as amended or as amended and restated from time to time) (the “Facility Agreement”)

Dear Sirs

1.	We refer to the Facilities Agreement. This is an Ancillary Facility Request. Terms defined in the Facilities Agreement have the same meaning in this Ancillary Facility Request unless given a different meaning in this Ancillary Facility Request.

2.	We wish to establish an Ancillary Facility under the Facility on the following terms:

Proposed Borrower(s)	[ 🌑 ]

Proposed Ancillary Commencement Date:	[ 🌑 ]

Proposed expiry date of the Ancillary Facility:	[ 🌑 ]

Proposed Type of Ancillary Facility:	[ 🌑 ]

Proposed Ancillary Lender:	[ 🌑 ]

Proposed Ancillary Commitment:	[ 🌑 ]

Proposed maximum amount of Ancillary Facility:	[ 🌑 ]

[If the Ancillary Facility is an overdraft facility comprising more than one account, its maximum gross amount (that amount being the “Designated Gross Amount”) and its maximum net amount (that amount being the “Designated Net Amount”)]	[ 🌑 ]

Proposed Currency of Ancillary Facility(if not Base Currency):	[ 🌑 ]

3.	We confirm that each condition specified in Clause 7.2(b) (Availability) of the Facilities Agreement is satisfied on the date of this Ancillary Facility Request.

4.	A copy of the proposed Ancillary Document will follow.

5.	This Ancillary Facility Request is irrevocable.

Yours faithfully

Authorised signatory for
[ 🌑 ]

SCHEDULE 17

FORM OF AFFILIATE ELECTION NOTICE

IMPORTANT NOTICE: BRINGING THIS DOCUMENT, ANY CERTIFIED COPY OR ANY DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO OR EXECUTING ANY OF THE AFOREMENTIONED IN AUSTRIA AS WELL AS SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THE DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS MAY TRIGGER AUSTRIAN STAMP DUTY. ACCORDINGLY, KEEP THE ORIGINAL DOCUMENT AS WELL AS ALL CERTIFIED COPIES AND ANY OTHER DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN AND SIGNED REFERENCES THERETO, OUTSIDE OF AUSTRIA AND REFRAIN FROM SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THIS DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS.

To:	[🌑] as Agent

To:	InterXion Holding N.V.

From:	[THE RELEVANT LENDER] (the “Lender”)

Date:	[ 🌑 ]

InterXion Holding N.V. – Facility Agreement dated [ 🌑 ]

(as amended or as amended and restated from time to time) (the “Facility Agreement”)

1.	We refer to the Agreement. This is an Affiliate Election Notice. Terms defined in the Agreement have the same meaning in this Affiliate Election Notice unless given a different meaning in this Affiliate Election Notice.

2.	We refer to Clause 1.8 (Affiliates of Lenders) of the Agreement. For Loans made to [specify Borrower and jurisdiction], we may participate in Loans made to such Borrower by using our branch or Affiliate, [specify name of branch or Affiliate]. The Facility Office and address, fax number and attention details of [specify name of branch or Affiliate] are set out below:

Facility Office:

Address:

Fax Number

Attention:

3.	This Affiliate Election Notice and any non-contractual obligations arising out of or in connection with it are governed by English law.

4.	This Affiliate Election Notice has been entered into on the date stated at the beginning of this Affiliate Election Notice.

[insert full name of Lender]

By:

Address:

Fax:

Accepted by the Agent

for and on behalf of

[🌑]

Date:

SCHEDULE 18

FORM OF LENDER ACCESSION UNDERTAKING

IMPORTANT NOTICE: BRINGING THIS DOCUMENT, ANY CERTIFIED COPY OR ANY DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO OR EXECUTING ANY OF THE AFOREMENTIONED IN AUSTRIA AS WELL AS SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THE DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS MAY TRIGGER AUSTRIAN STAMP DUTY. ACCORDINGLY, KEEP THE ORIGINAL DOCUMENT AS WELL AS ALL CERTIFIED COPIES AND ANY OTHER DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN AND SIGNED REFERENCES THERETO, OUTSIDE OF AUSTRIA AND REFRAIN FROM SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THIS DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS.

To:	[🌑] as Agent for the Finance Parties (each as defined in the Facility Agreement referred to below)

From: [Acceding Lender]

Copy: InterXion Holding N.V.

Dated: [ 🌑 ]

Dear Sirs

InterXion Holding N.V. – Facility Agreement dated [ 🌑 ]

(as amended or as amended and restated from time to time) (the “Facility Agreement”)

THIS UNDERTAKING is made on [date] by [insert full name of new Lender] (the “Acceding Lender”) in relation to the Facility Agreement. Terms defined in the Facility Agreement shall, unless otherwise defined in this Undertaking, bear the same meanings when used in this Undertaking.

The Acceding Lender is an Affiliate of a Lender and has become a provider of the [Facility]/[Additional Facility] . In consideration of the Acceding Lender being accepted as a Lender for the purposes of the Facility Agreement, the Acceding Lender confirms, for the benefit of the parties to the Facility Agreement, that, as from [date], it intends to be party to the Facility Agreement as a Lender, and undertakes to perform all the obligations expressed in the Facility Agreement to be assumed by a Finance Party and agrees that it shall be bound by all the provisions of any Facility Agreement, as if it had been an original party to the Facility Agreement as a Lender.

This Undertaking and any non-contractual obligations arising out of or in connection with it are governed by English law.

THIS UNDERTAKING has been entered into on the date stated above.

Acceding Lender

[insert full name of Acceding Lender]

By:

Address:

Fax:

[Accepted by the Agent] for and on behalf of

[Insert full name of Agent]

Date:

SCHEDULE 19

FORM OF ADDITIONAL FACILITY ACCESSION NOTICE AND ADDITIONAL

FACILITY NOTICE

PART 1

FORM OF ADDITIONAL FACILITY ACCESSION NOTICE

IMPORTANT NOTICE: BRINGING THIS DOCUMENT, ANY CERTIFIED COPY OR ANY DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO OR EXECUTING ANY OF THE AFOREMENTIONED IN AUSTRIA AS WELL AS SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THE DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS MAY TRIGGER AUSTRIAN STAMP DUTY. ACCORDINGLY, KEEP THE ORIGINAL DOCUMENT AS WELL AS ALL CERTIFIED COPIES AND ANY OTHER DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN AND SIGNED REFERENCES THERETO, OUTSIDE OF AUSTRIA AND REFRAIN FROM SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THIS DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS.

To:	[•] as Agent

From:	[•] as Acceding Lender (as defined below)

Date:	[•]

InterXion Holding N.V. – Facility Agreement dated [ 🌑 ]

(as amended or as amended and restated from time to time) (the “Facility Agreement”)

1.	We refer to the Facility Agreement. This is an Additional Facility Accession Notice. Terms defined in the Facility Agreement have the same meaning in this Additional Facility Accession Notice unless given a different meaning in this Accession Certificate.

2.	The proposed accession effective date is [•] (the “Accession Effective Date”).

3.	On the Accession Effective Date:

(a)	[•] (the “Acceding Lender”) becomes party to the Facility Agreement as an Additional Facility Lender and a Lender; and

(b)	the Acceding Lender assumes all the rights and obligations of a Lender and Additional Facility Lender in relation to the Commitments under the Facility Agreement specified in the schedule to this Additional Facility Accession Notice (the “schedule”) in accordance with the terms of the Facility Agreement; and

4.	The administrative details of the Acceding Lender for the purposes of the Facility Agreement are set out in the schedule.

5.	This Additional Facility Accession Notice takes effect as a deed notwithstanding that a party may execute it under hand.

6.	This Additional Facility Accession Notice and any non-contractual obligations arising out of or in connection with it are governed by English law.

7.	This Additional Facility Accession Notice has been executed as a deed by the Acceding Lender and is delivered on the date stated above.

[Acceding Lender]

Executed as a deed by [insert name of Acceding Lender in bold and upper case] acting by [insert name of director/authorised signatory for execution of deeds]: [13]	) ) ) )
Signature of [director][authorised signatory] Signature of witness Name of witness Address of witness Occupation of witness

This Additional Facility Accession Notice is accepted by the Agent and the Additional Facility Commencement Date is confirmed to be [•].

AGENT

[INSERT NAME OF AGENT]

By:

[13]	The signature block should be modified as appropriate for due execution of a deed by the Acceding Lender.

PART 2

FORM OF ADDITIONAL FACILITY NOTICE

IMPORTANT NOTICE: BRINGING THIS DOCUMENT, ANY CERTIFIED COPY OR ANY DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO OR EXECUTING ANY OF THE AFOREMENTIONED IN AUSTRIA AS WELL AS SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THE DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS MAY TRIGGER AUSTRIAN STAMP DUTY. ACCORDINGLY, KEEP THE ORIGINAL DOCUMENT AS WELL AS ALL CERTIFIED COPIES AND ANY OTHER DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN AND SIGNED REFERENCES THERETO, OUTSIDE OF AUSTRIA AND REFRAIN FROM SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THIS DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS.

To:	[•] as Agent

Copy to:	[•] as Additional Facility Lenders

From:	[•] as Obligors’ Agent

Date:	[•]

InterXion Holding N.V. – Facility Agreement dated [ 🌑 ]

(as amended or as amended and restated from time to time) (the “Facility Agreement”)

1.	We refer to the Facility Agreement. This is an Additional Facility Notice. Terms defined in the Facility Agreement have the same meaning in this Additional Facility Notice unless given a different meaning in this Notice.

2.	We wish to establish an Additional Facility on the following terms:

[To include all relevant terms and confirmations required in accordance with Clause 2.3 (Additional Facility)]

3.	This Additional Facility Notice may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Notice.

4.	This Additional Facility Notice and any non-contractual obligations arising out of or in connection with it are governed by English law.

5.	This Additional Facility Notice has been entered into on the date stated at the beginning of this Agreement.

[•]

For and on behalf of [Obligors’ Agent]

SCHEDULE 20

FORM OF HEDGE COUNTERPARTY ACCESSION UNDERTAKING

IMPORTANT NOTICE: BRINGING THIS DOCUMENT, ANY CERTIFIED COPY OR ANY DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO OR EXECUTING ANY OF THE AFOREMENTIONED IN AUSTRIA AS WELL AS SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THE DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS MAY TRIGGER AUSTRIAN STAMP DUTY. ACCORDINGLY, KEEP THE ORIGINAL DOCUMENT AS WELL AS ALL CERTIFIED COPIES AND ANY OTHER DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN AND SIGNED REFERENCES THERETO, OUTSIDE OF AUSTRIA AND REFRAIN FROM SENDING ANY E-MAIL, OTHERWISE ELECTRONIC OR FAX COMMUNICATION CARRYING A SIGNATURE WHICH REFERS TO THIS DOCUMENT TO OR FROM AN AUSTRIAN ADDRESS.

To:	[Insert full name of Agent] for itself and each of the other Finance Parties to the Facility Agreement referred to below.

From:	[Acceding Hedge Counterparty]

Copy:	InterXion Holding N.V.

InterXion Holding N.V. – Facility Agreement

dated [ 🌑 ] (as amended or as amended and restated

from time to time) (the “Facility Agreement”)

THIS UNDERTAKING is made on [date] by [insert full name of new Hedge Counterparty] (the “Acceding Hedge Counterparty”). Terms defined in the Facility Agreement shall, unless otherwise defined in this Undertaking, bear the same meanings when used in this Undertaking.

In consideration of the Acceding Hedge Counterparty being accepted as a Hedge Counterparty for the purposes of the Facility Agreement, the Acceding Hedge Counterparty confirms that, as from [date], it intends to be party to the Facility Agreement as a Hedge Counterparty and undertakes to perform all the obligations expressed in the Facility Agreement to be assumed by a Hedge Counterparty and agrees that it shall be bound by all the provisions of the Facility Agreement, as if it had been an original party to the Facility Agreement.

This Undertaking and any non-contractual obligations arising out of or in connection with it are governed by English law.

THIS UNDERTAKING has been entered into on the date stated above and is delivered on the date stated above.

Acceding Hedge Counterparty

By:

Address:

Fax:

Accepted by the Agent

for and on behalf of
[Insert full name of Agent]

Date:

SIGNATURES

THE COMPANY AND THE ORIGINAL BORROWER

INTERXION HOLDING N.V.

/s/ David C. Ruberg
By: David C. Ruberg
Title: CEO

[Signature Page to Revolving Facility Agreement]

THE ORIGINAL GUARANTORS

INTERXION HOLDING N.V.

/s/ David C. Ruberg
By: David C. Ruberg
Title: CEO

[Signature Page to Revolving Facility Agreement]

INTERXION HEADQUARTERS B.V.

/s/ Jacobus Johannes Camman
By: Jacobus Johannes Camman
Title: Director

INTERXION NEDERLAND B.V.

/s/ Michel van den Assem
By: Michel van den Assem
Title: Managing Director

INTERXION OPERATIONAL B.V.

/s/ Jacobus Johannes Camman
By: Jacobus Johannes Camman
Title: Director

INTERXION DATACENTERS B.V.

/s/ Jacobus Johannes Camman
By: Jacobus Johannes Camman
Title: Director

INTERXION REAL ESTATE HOLDING B.V.

/s/ Jacobus Johannes Camman
By: Jacobus Johannes Camman
Title: Director

INTERXION REAL ESTATE I B.V.

/s/ Jacobus Johannes Camman
By: Jacobus Johannes Camman
Title: Director

[Signature Page to Revolving Facility Agreement]

INTERXION REAL ESTATE X B.V.

/s/ Jacobus Johannes Camman
By: Jacobus Johannes Camman
Title: Director

INTERXION REAL ESTATE XIII B.V.

/s/ Jacobus Johannes Camman
By: Jacobus Johannes Camman
Title: Director

INTERXION REAL ESTATE XVI B.V.

/s/ Jacobus Johannes Camman
By: Jacobus Johannes Camman
Title: Director

INTERXION SCIENCE PARK B.V.

/s/ Jacobus Johannes Camman
By: Jacobus Johannes Camman
Title: Director

INTERXION ÖSTERREICH GMBH

/s/ Jacobus Johannes Camman
By: Jacobus Johannes Camman
Title: Director

[Signature Page to Revolving Facility Agreement]

INTERXION BELGIUM NV /s/ Jacobus Johannes Camman By: Jacobus Johannes Camman Title: Director
INTERXION FRANCE S.A.S. /s/ Jacobus Johannes Camman By: Jacobus Johannes Camman Title: Directeur Général	/s/ Jacobus Johannes Camman By: Jacobus Johannes Camman For and on behalf of Fabrice Coquio, President, pursuant to a power of attorney dated 6 June 2018
INTERXION DEUTSCHLAND GMBH /s/ Jacobus Johannes Camman By: Jacobus Johannes Camman Title: Director
INTERXION IRELAND DESIGNATED ACTIVITY COMPANY /s/ Jacobus Johannes Camman By: Jacobus Johannes Camman Title: Director
INTERXION CARRIER HOTEL LIMITED /s/ Jacobus Johannes Camman By: Jacobus Johannes Camman Title: Director

[Signature Page to Revolving Facility Agreement]

INTERXION SVERIGE AB

/s/ Jacobus Johannes Camman
By: Jacobus Johannes Camman
Title: Director

INTERXION ESPAÑA S.A.U.

/s/ Jacobus Johannes Camman
By: Jacobus Johannes Camman
Title: Director

[Signature Page to Revolving Facility Agreement]

THE ARRANGERS

ABN AMRO BANK N.V.

/s/ M.P. Schümaker	/s/ Zeyrep Veedenburg
By: M.P. Schümaker Title: Director	By: Zeyrep Veedenburg Title: Associate Director

Notice Details

Address: ABN AMRO Bank N.V. Global Lending (PAC: HQ0071), Gustav Mahlerlaan, 1082 PP Amsterdam, The Netherlands

Email: martijn.schumaker@nl.abnamro.com; Corporate.Lending.Support@nl.abnamro.com

Attention: Martijn Schumaker

[Signature Page to Revolving Facility Agreement]

BANK OF AMERICA MERRILL LYNCH INTERNATIONAL LIMITED

/s/ Justin Cheung
By: Justin K. Cheung Title: Vice President

Notice Details

Address: 2 King Edward Street, London, EC1A 1HQ, United Kingdom

Email: justin.k.cheung@baml.com

Attention: Justin Cheung

[Signature Page to Revolving Facility Agreement]

BARCLAYS BANK PLC

/s/ Sinead Harris
By: Sinead Harris Title: Managing Director

Notice Details

Address: Barclays Bank PLC, 1 Churchill Place, London, E14 5HP

Email: matthew.x.jackson@barclays.com/mark.pope@barclays.com

Attention: Matthew Jackson/Mark Pope

[Signature Page to Revolving Facility Agreement]

CITIGROUP GLOBAL MARKETS LIMITED

/s/ Nicolas Kogevines
By: Nicolas Kogevines Title: Director

Notice Details

Address: Citigroup Centre, Canada Square, Canary Wharf, London, E14 5LB

Email: nicolas.kogevinas@citi.com

Attention: Nicolas Kogevinas

[Signature Page to Revolving Facility Agreement]

CRÉDIT AGRICOLE CIB S.A.

/s/ Xavier de Neuville	/s/ Bruno Pezy
By: Xavier de Neuville Title: Director	By: Bruno Pezy Title: Managing Director

Notice Details

Address: 12 place des États-Unis, CS 70052, 92547 Montrouge Cedex

Email: bruno.pezy@ca-cib.com

Attention: Bruno Pezy

[Signature Page to Revolving Facility Agreement]

THE ORIGINAL LENDERS

ABN AMRO BANK N.V.

/s/ M.P. Schümaker	/s/ Zeyrep Veedenburg
By: M.P. Schümaker Title: Director	By: Zeyrep Veedenburg Title: Associate Director

Notice Details

Address: ABN AMRO Bank N.V. Global Lending (PAC: HQ0071), Gustav Mahlerlaan, 1082 PP Amsterdam, The Netherlands

Email: martijn.schumaker@nl.abnamro.com; Corporate.Lending.Support@nl.abnamro.com

Attention: Martijn Schumaker

[Signature Page to Revolving Facility Agreement]

BANK OF AMERICA MERRILL LYNCH INTERNATIONAL LIMITED

/s/ Justin Cheung
By: Justin K. Cheung Title: Vice President

Notice Details

Address: 2 King Edward Street, London, EC1A 1HQ, United Kingdom

Email: justin.k.cheung@baml.com

Attention: Justin Cheung

[Signature Page to Revolving Facility Agreement]

BARCLAYS BANK PLC

/s/ Sinead Harris
By: Sinead Harris Title: Managing Director

Notice Details

Address: Barclays Bank PLC, 1 Churchill Place, London, E14 5HP

Email: matthew.x.jackson@barclays.com/mark.pope@barclays.com

Attention: Matthew Jackson/Mark Pope

[Signature Page to Revolving Facility Agreement]

CITIBANK N.A., LONDON BRANCH

/s/ Nicolas Kogevines
By: Nicolas Kogevines Title: Director

Notice Details

Address: Citigroup Centre, Canada Square, Canary Wharf, London, E14 5LB

Email: nicolas.kogevinas@citi.com

Attention: Nicolas Kogevinas

[Signature Page to Revolving Facility Agreement]

CRÉDIT AGRICOLE CIB S.A.

/s/ Xavier de Neuville	/s/ Bruno Pezy
By: Xavier de Neuville Title: Director	By: Bruno Pezy Title: Managing Director

Notice Details

Address: 12 place des États-Unis, CS 70052, 92547 Montrouge Cedex

Email: bruno.pezy@ca-cib.com

Attention: Bruno Pezy

[Signature Page to Revolving Facility Agreement]

THE AGENT

ABN AMRO BANK N.V.

/s/ A.G. Demmers-Cortés Tormo By: A.G. Demmers-Cortés Tormo Title: Proxy Holder	/s/ S.Y. Wong-Chau By: S.Y. Wong-Chau Title: Proxy Holder

[Signature Page to Revolving Facility Agreement]